                                                Filed Pursuant to Rule 424(b)(5)
                                                      Registration No. 333-34581
PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED JANUARY 5, 1998)

                             1,750,000 COMMON UNITS
                     REPRESENTING LIMITED PARTNER INTERESTS

                   [CORNERSTONE PROPANE PARTNERS, L.P. LOGO]
                                  ------------

ALL THE COMMON UNITS OFFERED HEREBY ARE BEING OFFERED BY CORNERSTONE PROPANE PARTNERS, L.P., A DELAWARE LIMITED PARTNERSHIP (THE "PARTNERSHIP"). THE
   COMMON UNITS ARE TRADED ON THE NEW YORK STOCK EXCHANGE (THE "NYSE") UNDER THE SYMBOL "CNO." ON JANUARY 8, 1998, THE LAST REPORTED SALE PRICE FOR
      THE COMMON UNITS AS REPORTED ON THE NEW YORK STOCK EXCHANGE
      COMPOSITE                             TRANSACTIONS TAPE WAS
                            $22 1/8 PER COMMON UNIT.
THE PARTNERSHIP WILL DISTRIBUTE TO ITS PARTNERS, ON A QUARTERLY BASIS, ALL OF ITS AVAILABLE CASH, WHICH IS GENERALLY ALL CASH ON HAND AT THE END OF A
    QUARTER, AS ADJUSTED FOR RESERVES. THE MANAGING GENERAL PARTNER HAS
    BROAD DISCRETION IN MAKING CASH DISBURSEMENTS AND ESTABLISHING
       RESERVES. THE PARTNERSHIP INTENDS, TO THE EXTENT THERE IS
       SUFFICIENT AVAILABLE CASH, TO DISTRIBUTE TO EACH HOLDER OF COMMON
        UNITS AT LEAST $.54 PER COMMON UNIT PER QUARTER (THE "MINIMUM QUARTERLY DISTRIBUTION") OR $2.16 PER COMMON UNIT ON AN
           ANNUALIZED BASIS. SEE "CASH AVAILABLE FOR DISTRIBUTION"
           BELOW AND "CASH                 DISTRIBUTION POLICY" IN
                          THE ACCOMPANYING PROSPECTUS.
                            ------------------------

LIMITED PARTNER INTERESTS ARE INHERENTLY DIFFERENT FROM CAPITAL STOCK OF A
  CORPORATION. PURCHASERS OF COMMON UNITS SHOULD CONSIDER EACH OF THE
     FACTORS DESCRIBED UNDER "RISK FACTORS," STARTING ON PAGE S-3 BELOW
       AND ON PAGE 28 OF THE ACCOMPANYING PROSPECTUS, IN EVALUATING
                  AN         INVESTMENT IN THE PARTNERSHIP.
                               -----------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
    SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
      PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT
       OR THE PROSPECTUS TO WHICH IT RELATES. ANY   REPRESENTATION TO
                      THE CONTRARY IS A CRIMINAL OFFENSE.
                              -------------------

                          PRICE $22 1/8 A COMMON UNIT
                              -------------------

                                                                                        UNDERWRITING
                                                                                       DISCOUNTS AND        PROCEEDS TO
                                                                  PRICE TO PUBLIC      COMMISSIONS(1)      PARTNERSHIP(2)
                                                                 ------------------  ------------------  ------------------
PER COMMON UNIT................................................       $22.125              $1.220             $20.905
TOTAL (3)......................................................     $38,718,750          $2,135,000         $36,583,750

------------
    (1) THE PARTNERSHIP, THE OPERATING PARTNERSHIP AND THE MANAGING GENERAL PARTNER HAVE AGREED TO INDEMNIFY THE UNDERWRITERS AGAINST CERTAIN LIABILITIES, INCLUDING LIABILITIES UNDER THE SECURITIES ACT OF 1933.
    (2) BEFORE DEDUCTING EXPENSES PAYABLE BY THE PARTNERSHIP ESTIMATED AT $150,000.
    (3) THE PARTNERSHIP HAS GRANTED TO THE UNDERWRITERS AN OPTION, EXERCISABLE WITHIN 30 DAYS OF THE DATE HEREOF, TO PURCHASE UP TO AN AGGREGATE OF 262,500 ADDITIONAL COMMON UNITS AT THE PRICE TO PUBLIC LESS UNDERWRITING DISCOUNTS AND COMMISSIONS, FOR THE PURPOSE OF COVERING OVER-ALLOTMENTS, IF ANY. IF THE UNDERWRITERS EXERCISE SUCH OPTION IN FULL, THE TOTAL PRICE TO PUBLIC, UNDERWRITING DISCOUNTS AND COMMISSIONS AND PROCEEDS TO PARTNERSHIP WILL BE $44,526,563, $2,455,250 AND $42,071,313,
       RESPECTIVELY. SEE "UNDERWRITERS."
                            ------------------------

    THE COMMON UNITS ARE OFFERED, SUBJECT TO PRIOR SALE, WHEN, AS AND IF ACCEPTED BY THE UNDERWRITERS NAMED HEREIN AND SUBJECT TO APPROVAL OF CERTAIN LEGAL MATTERS BY SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP, COUNSEL FOR THE UNDERWRITERS. IT IS EXPECTED THAT DELIVERY OF THE COMMON UNITS WILL BE MADE ON OR ABOUT JANUARY 14, 1998, AT THE OFFICE OF MORGAN STANLEY & CO. INCORPORATED, NEW YORK, NEW YORK, AGAINST PAYMENT THEREFOR IN IMMEDIATELY AVAILABLE FUNDS.
                              -------------------

MORGAN STANLEY DEAN WITTER                              PAINEWEBBER INCORPORATED

JANUARY 8, 1998

    The Partnership will furnish or make available to record holders of Common Units (i) within 120 days after the close of each fiscal year of the Partnership, an annual report containing audited financial statements and a report thereon by its independent public accountants and (ii) within 90 days after the close of each quarter (other than the fourth quarter), a quarterly report containing unaudited summary financial information. The Partnership will also furnish each Unitholder with tax information within 90 days after the close of each calendar year.

                           --------------------------

                               TABLE OF CONTENTS
                             PROSPECTUS SUPPLEMENT

                                                                                                               PAGE
                                                                                                             ---------
The Partnership............................................................................................        S-3
Risk Factors...............................................................................................        S-3
Recent Developments........................................................................................        S-5
The Offering...............................................................................................        S-6
Use of Proceeds............................................................................................        S-6
Capitalization.............................................................................................        S-7
Price Range of Common Units................................................................................        S-7
Cash Available for Distribution............................................................................        S-8
Underwriters...............................................................................................        S-9
Validity of the Common Units...............................................................................       S-10

                                                      Prospectus

Available Information......................................................................................         ii
Incorporation of Certain Documents by Reference............................................................         ii
Prospectus Summary.........................................................................................          1
Risk Factors...............................................................................................         28
The IPO and Related Transactions...........................................................................         40
Use of Proceeds............................................................................................         41
Capitalization.............................................................................................         42
Price Range of Common Units................................................................................         43
Cash Distribution Policy...................................................................................         44
Cash Available for Distribution............................................................................         52
Selected Pro Forma Financial and Operating Data............................................................         54
Selected Historical Financial and Operating Data...........................................................         57
Management's Discussion and Analysis of Financial Condition and Results of Operations......................         63
Business and Properties....................................................................................         72
Management.................................................................................................         80
Security Ownership of Certain Beneficial Owners and Management.............................................         86
Certain Relationships and Related Transactions.............................................................         87
Conflicts of Interest and Fiduciary Responsibilities.......................................................         88
Description of the Common Units............................................................................         93
The Partnership Agreement..................................................................................         96
Units Eligible for Future Sale.............................................................................        107
Plan of Distribution.......................................................................................        108
Tax Considerations.........................................................................................        109
Investment in the Partnership by Employee Benefit Plans....................................................        128
Validity of the Common Units...............................................................................        129
Experts....................................................................................................        129
Index to Financial Statements..............................................................................        F-1

    CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON UNITS, INCLUDING THE PURCHASE OF COMMON UNITS TO STABILIZE THEIR MARKET PRICE OR TO COVER SHORT POSITIONS AND THE IMPOSITION OF PENALTY BIDS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITERS."

    THE INFORMATION IN THIS PROSPECTUS SUPPLEMENT IS QUALIFIED IN ITS ENTIRETY BY THE DETAILED INFORMATION APPEARING IN THE ACCOMPANYING PROSPECTUS OR INCORPORATED THEREIN BY REFERENCE. CERTAIN TERMS USED BUT NOT DEFINED HEREIN HAVE THE MEANINGS ASSIGNED TO THEM IN THE ACCOMPANYING PROSPECTUS.

                                THE PARTNERSHIP

    The Partnership believes that it is the fifth largest retail marketer of propane in the United States in terms of volume, serving more than 380,000 residential, commercial, industrial and agricultural customers from 298 customer service centers in 27 states as of December 31, 1997. The Partnership's operations are concentrated in the east coast, south-central and west coast regions of the United States. For the fiscal year ended June 30, 1997, the Partnership had combined retail propane sales of approximately 214 million gallons and pro forma operating income plus depreciation and amortization ("EBITDA") of approximately $41.0 million. The Partnership was formed in 1996 to acquire, own and operate the propane businesses and assets of SYN Inc., Empire Energy Corporation and CGI Holdings, Inc. and commenced operations on December 17, 1996.

    The Partnership believes that it is well positioned to compete successfully in the propane business for the following reasons: (i) management's experience in generating profitable growth at its customer service centers by fostering an entrepreneurial approach by local managers; (ii) the Partnership's large national and geographically diversified operations, which the Partnership believes reduces the effects of adverse weather conditions in any one region on EBITDA and allows it to achieve economies of scale; (iii) the significant proportion of the Partnership's retail sales that is made to residential customers, which are generally more profitable than sales to other customers;
(iv) management's experience in identifying, evaluating and completing both small and large acquisitions; (v) the Partnership's substantial national wholesale supply and logistics business, which provides it with a national presence and a relatively secure source of propane to support the service goals of its customer service centers; (vi) the Partnership's centralized administrative systems that enable local managers to focus on customer service and growth; and (vii) the Partnership's relationship with Northwestern Growth Corporation (a subsidiary of Northwestern Public Service Company), which has proven experience in the energy distribution business and in the acquisition and growth of propane businesses.

    Although the Partnership believes it has a number of competitive strengths, the propane industry is highly competitive and includes a number of large national firms and regional firms and several thousand small independent firms. Certain competitors may have greater financial resources or lower operating costs than the Partnership. Further, variations in the weather or the economy in one or more regions in which the Partnership operates can significantly affect the total volume of propane sold by the Partnership and, consequently, the Partnership's results of operations. See "Risk Factors" below and in the accompanying Prospectus.

    The Partnership's headquarters and executive offices are located at 432 Westridge Drive, Watsonville, California 95076, and its telephone number is
(408) 724-1921.

                                  RISK FACTORS

MINIMUM QUARTERLY DISTRIBUTION NOT GUARANTEED

    The Minimum Quarterly Distribution is not guaranteed. The actual amount of cash distributions will depend on future Partnership operating performance and will be affected by the funding of reserves, operating and capital expenditures and other matters within the discretion of the Managing General Partner, as well as required interest and principal payments on, and the other terms of, the Partnership's indebtedness. Pro forma Available Cash from Operating Surplus (as defined in the Glossary) generated during fiscal 1997 would have been insufficient by approximately $6.1 million to cover the Minimum Quarterly Distribution for such fiscal year on all of the Common Units to be outstanding upon issuance of the Common Units offered hereby and the related distribution on the general partner interests, and would have been insufficient by approximately $20.6 million to cover the Minimum Quarterly Distribution on all of such Common Units and the Subordinated Units outstanding as of the date of this Prospectus and the related distribution on the general partner interests.

FINANCIAL PERFORMANCE AFFECTED BY WEATHER

    Weather conditions have a significant impact on the demand for propane for both heating and agricultural purposes. Many customers of the Partnership rely heavily on propane as a heating fuel. Accordingly, the volume of retail propane sold is highest during the six-month peak heating season of October through March and is directly affected by the severity of the winter weather. During fiscal 1997, approximately 68.8% of the Partnership's combined retail propane volume and approximately 90% of the Partnership's pro forma EBITDA were attributable to sales during the peak heating season. Actual weather conditions can vary substantially from year to year, significantly affecting the Partnership's financial performance. Furthermore, variations in weather in one or more regions in which the Partnership operates can significantly affect the total volume of propane sold by the Partnership and the margins realized on such sales and, consequently, the Partnership's results of operations. Agricultural demand is also affected by weather, as dry weather during the harvest season reduces demand for propane used in crop drying.

OFFERING INCREASES MINIMUM QUARTERLY DISTRIBUTION ON COMMON UNITS

    The issuance of the Common Units offered hereby will increase the amount of Available Cash needed to pay the Minimum Quarterly Distribution with respect to all of the Common Units.

SUBSTANTIAL INDEBTEDNESS

    At September 30, 1997, the Partnership's total indebtedness was approximately $256.2 million, constituting approximately 53.0% of its total capitalization. As a result, the Partnership has indebtedness that is substantial in relation to its partners' capital. In addition, the Partnership's financing agreements contain restrictive covenants that limit the Partnership's ability to incur additional indebtedness and to make distributions to Unitholders.

GROWTH DEPENDENT ON ACQUISITIONS

    Because the retail propane industry is mature and overall demand for propane is expected to experience limited growth in the foreseeable future, the Partnership will depend on acquisitions as the principal means of growth. There can be no assurance that the Partnership will identify attractive acquisition candidates in the future, that the Partnership will be able to acquire such businesses on economically acceptable terms, that any acquisitions will not be dilutive to earnings and distributions to the Unitholders or that any additional debt incurred to finance acquisitions will not affect the ability of the Partnership to make distributions to the Unitholders.

                              RECENT DEVELOPMENTS

ACQUISITIONS

    On December 11, 1997, the Partnership announced that Flame, Inc. of Prescott, Arizona and Graves Butane Company of Arizona of Flagstaff, Arizona had combined their businesses with the Partnership through an exchange for Common Units and cash. These transactions added an aggregate of 10.4 million retail gallons per year and 12,200 customers to the Partnership's business, bringing the aggregate amount of additions from external growth since the Partnership commenced operations in December 1996 to 24 million retail gallons annually and 28,000 customers.

PRELIMINARY RESULTS FOR THE QUARTER ENDED DECEMBER 31, 1997

    The Partnership's second quarter of fiscal 1998 ended December 31, 1997. As of the date of this Prospectus Supplement, the Partnership does not yet have financial results for the second quarter and, in particular, for the month of December, which traditionally accounts for the majority of the quarter's sales, expenses, earnings and cash flow. However, based on internally available data for the months of October and November and preliminary sales figures for December, the Partnership expects the number of gallons of propane sold, EBITDA and earnings per average unit for the quarter to be substantially consistent with pro forma amounts for the second quarter of fiscal 1997, which ended December 31, 1996. For the quarter ended December 31, 1996 (which consisted of pro forma results of the Combined Operations through December 16 and actual performance of the Partnership commencing December 17), the Partnership reported propane sales of approximately 75.5 million gallons, EBITDA of approximately $17.5 million and earnings per unit of $.58.

    As noted above, the Partnership does not yet have financial results for the quarter ended December 31, 1997, and no assurance can be given as to the accuracy of the expectation reflected above. Such expectation is based on incomplete and preliminary data, which is subject to change as more definitive financial information becomes available. The Partnership intends to announce its earnings for the second fiscal quarter as soon as practicable after they become available, in accordance with past practice.

                                  THE OFFERING

Securities offered by the Partnership................  1,750,000 Common Units

Units to be outstanding after the Offering...........  12,876,552 Common Units and
                                                       6,597,619 Subordinated Units,
                                                       representing an aggregate 64.8% and
                                                       33.2% limited partner interest in
                                                       the Partnership, respectively

Use of proceeds......................................  General business purposes and to expand the Partnership's propane
                                                       business by internal growth and
                                                       through acquisitions; initially, to
                                                       repay debt

New York Stock Exchange symbol.......................  CNO

                                USE OF PROCEEDS

    The net proceeds to the Partnership from the sale of the Common Units offered hereby are estimated to be approximately $36.4 million ($41.9 million if the Underwriters' over-allotment option is exercised in full). The Partnership intends to use the net proceeds for general business purposes and to expand the Partnership's propane business by internal growth and through acquisitions. Initially, the Partnership intends to use approximately $10.0 million of the net proceeds for general business purposes, approximately $12.5 million to repay amounts outstanding under the Acquisition Facility and approximately $13.9 million to repay amounts outstanding under the Working Capital Facility. All such indebtedness bears interest at a rate equal to the applicable base rate plus .125% or the applicable Eurodollar rate plus .80% (approximately 8.625% and approximately 6.716%, respectively, as of December 31, 1997) and matures December 31, 1999 (at which time amounts outstanding under the Acquisition Facility may be converted to a four-year term loan). Following completion of the Offering and the application of the net proceeds therefrom, the Partnership will have approximately $241.4 million of indebtedness outstanding and the ability to borrow up to an additional $75 million under the Acquisition Facility and $40.4 million under the Working Capital Facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" in the accompanying Prospectus.

                                 CAPITALIZATION

    The following table sets forth the capitalization of the Partnership at September 30, 1997 and as adjusted for the application of the net proceeds from the sale of 1,750,000 Common Units offered hereby. The table should be read in conjunction with the historical financial statements and notes thereto included in the accompanying Prospectus.

                                                                                             SEPTEMBER 30, 1997
                                                                                           -----------------------
                                                                                             ACTUAL    AS ADJUSTED
                                                                                           ----------  -----------
                                                                                               (IN THOUSANDS)
Long-term debt (including current portion)...............................................  $  256,165   $ 231,965(1)
                                                                                           ----------  -----------

Partners' capital:
  Common Unitholders.....................................................................     136,542     175,261
  Subordinated Unitholders...............................................................      85,636      85,636
  General Partners.......................................................................       4,628       5,402
                                                                                           ----------  -----------
    Total partners' capital..............................................................     226,806     266,299
                                                                                           ----------  -----------
    Total capitalization.................................................................  $  482,971   $ 498,264
                                                                                           ----------  -----------
                                                                                           ----------  -----------

---------

(1) Reflects the repayment of $24.2 million outstanding under the Bank Credit Facility at September 30, 1997. At December 31, 1997, the Partnership had approximately $36.0 million outstanding under the Bank Credit Facility ($12.5 million outstanding under the Acquisition Facility and approximately $23.5 million outstanding under the Working Capital Facility), all of which will be repaid with a portion of the net proceeds of this Offering.

                          PRICE RANGE OF COMMON UNITS

    The following table sets forth the last reported high and low sales prices per Common Unit and the distributions paid thereon by the Partnership with respect to the calendar quarters indicated below:

                                                                 HIGH        LOW       DISTRIBUTIONS
                                                              ----------  ----------  ---------------
1996
Fourth Quarter (from December 12, 1996).....................  $      211/2 $      21        --

1997
First Quarter...............................................  $      223/8 $      207/8    $     .63(1)
Second Quarter..............................................  $      221/8 $      193/4    $     .54
Third Quarter...............................................  $      237/8 $      211/16    $     .54
Fourth Quarter..............................................  $      231 /16 $      22             (2)

1998
First Quarter (through January 8, 1998).....................  $      23   $      215/8             (2)

---------

(1) The distribution of $.63 per Unit declared for the quarter ended March 31, 1997, included amounts attributable to the 15-day period commencing December 17, 1996.

(2) The Partnership expects to make distributions of all Available Cash within 45 days after the end of each quarter to holders of record on the applicable record date.

    On January 8, 1998, the last reported sale price for the Common Units as reported on the New York Stock Exchange Composite Transactions tape was $22 1/8 per Common Unit.

                        CASH AVAILABLE FOR DISTRIBUTION

    The Partnership believes that the Partnership should have sufficient Available Cash from Operating Surplus to enable it to distribute the Minimum Quarterly Distribution on all of the Common Units to be outstanding immediately after the consummation of this offering, and the related distribution on the aggregate 2% general partner interest, with respect to each fiscal quarter at least through the quarter ending December 31, 1998. However, no assurance can be given respecting such distributions or any future distributions. The Partnership's belief is based on a number of assumptions, including the assumptions that (i) the Partnership will be able to continue to realize significant cost savings from integrating the Combined Operations, including acquisition and logistics cost savings associated with propane purchasing, insurance premium reductions and certain operating, general and administrative cost savings; (ii) the Partnership will be able to continue internal growth at a rate generally consistent with historical levels; (iii) normal weather conditions will prevail in the Partnership's operating areas; (iv) the Partnership's operating margins will remain constant and (v) market and overall economic conditions will not change substantially. Although the Partnership believes its assumptions are within a range of reasonableness, whether the assumptions are realized is not, in a number of cases, within the control of the Partnership and cannot be predicted with any degree of certainty. For example, in any particular year, or series of years, weather may deviate substantially from normal. Therefore, certain of the Partnership's assumptions may prove to be inaccurate, and the actual Available Cash from Operating Surplus generated by the Partnership could deviate substantially from that currently expected. See "Risk Factors" above and in the accompanying Prospectus.

    In addition, the terms of the Partnership's indebtedness under certain circumstances restrict the ability of the Partnership to distribute cash to Unitholders. Accordingly, no assurance can be given that distributions of the Minimum Quarterly Distribution or any other amounts will be made. The Partnership does not undertake to update the expression of belief set forth above. See "Cash Distribution Policy" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Description of Indebtedness" in the accompanying Prospectus.

                                  UNDERWRITERS

    Under the terms and subject to the conditions in the Underwriting Agreement dated the date of this Prospectus Supplement (the "Underwriting Agreement"), the Underwriters named below, for whom Morgan Stanley & Co. Incorporated and PaineWebber Incorporated are serving as Representatives, have severally agreed to purchase, and the Partnership has agreed to sell to them, the respective number of Common Units set forth opposite the names of such Underwriters below:

                                                                                  NUMBER OF
NAME                                                                             COMMON UNITS
------------------------------------------------------------------------------  --------------
Morgan Stanley & Co. Incorporated.............................................        725,000
PaineWebber Incorporated......................................................        725,000
CIBC Oppenheimer Corp.........................................................        100,000
A.G. Edwards & Sons, Inc......................................................        100,000
Prudential Securities Incorporated............................................        100,000
                                                                                --------------
    Total.....................................................................      1,750,000
                                                                                --------------
                                                                                --------------

    The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the Common Units offered hereby are subject to approval of certain legal matters by their counsel and to certain other conditions. The Underwriters are obligated to take and pay for all Common Units offered hereby (other than those covered by the Underwriters' over-allotment option described below) if any such Common Units are taken.

    The Underwriters initially propose to offer part of the Common Units directly to the public at the Price to Public set forth on the cover page of this Prospectus Supplement and part of such Common Units to certain dealers at a price which represents a concession not in excess of $.75 per Common Unit under the public offering price. The Underwriters may allow, and such dealers may reallow, a concession not in excess of $.10 per Common Unit to other Underwriters or to certain other dealers. After the initial offering of the Common Units to the public, the offering price and other selling terms may from time to time be varied by the Representatives.

    Pursuant to the Underwriting Agreement, the Partnership has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus Supplement, to purchase up to 262,500 additional Common Units at the public offering price set forth on the cover page of this Prospectus Supplement less underwriting discounts and commissions. The Underwriters may exercise such option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the Common Units offered hereby. To the extent such option is exercised, each Underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional Common Units as the number of Common Units set forth opposite such Underwriter's name in the preceding table bears to the total number of Common Units offered by the Underwriters hereby.

    The Partnership, the Operating Partnership, the Managing General Partner and the Underwriters have agreed to indemnify each other against certain civil liabilities, including liabilities under the Securities Act.

    Each of the Partnership and the Managing General Partner has agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated, it will not (i) offer, issue, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any Common Units, Subordinated Units or securities convertible into or exercisable or exchangeable for Common Units or Subordinated Units or (ii) enter into any swap or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Common Units or such other securities, in cash or otherwise, for a period of 120 days after the date hereof, except for (a) the Common Units offered hereby, (b) issuances of Common Units pursuant to employee plans described in the accompanying Prospectus or

(c) the issuance of Common Units in connection with Acquisitions or Capital Improvements; provided that the Subordinated Units may be transferred without such consent to an affiliate of the Managing General Partner who agrees to be bound by the transfer restrictions contained in this paragraph.

    The Representatives have informed the Partnership that the Underwriters do not intend sales to discretionary accounts to exceed 5% of the Common Units offered by them.

    Because the National Association of Securities Dealers, Inc. ("NASD") views the Common Units offered hereby as interests in a direct participation program, the offering is being made in compliance with Rule 2810 of the NASD's Conduct Rules. Investor suitability of the Common Units should be judged similarly to the suitability of other securities which are listed for trading on a national securities exchange.

    In order to facilitate the offering of the Common Units, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Units. Specifically, the Underwriters may over-allot in connection with such offering, creating short positions in the Common Units for their own accounts. In addition, to cover over-allotments or to stabilize the price of the Common Units, the Underwriters may bid for, and purchase, Common Units in the open market. Finally, the Underwriters may reclaim selling concessions allowed to a dealer for distributing the Common Units, if the Underwriters repurchase previously distributed Common Units in transactions to cover their short positions, in stabilization or otherwise. Any of these activities may stabilize or maintain the market price of the Common Units above independent market levels. The Underwriters are not required to engage in these activities and may end any of these activities at any time.

    From time to time, the Representatives render investment banking services to the Partnership and its affiliates, for which they receive customary fees and commissions.

                          VALIDITY OF THE COMMON UNITS

    The validity of the Common Units will be passed upon for the Partnership by Schiff Hardin & Waite, Chicago, Illinois. Certain legal matters in connection with the Common Units offered hereby are being passed upon for the Underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.

PROSPECTUS

                             2,400,000 COMMON UNITS
                     REPRESENTING LIMITED PARTNER INTERESTS

                       CORNERSTONE PROPANE PARTNERS, L.P.

                                ---------------

    This Prospectus relates to up to 2,400,000 Common Units representing limited partner interests in Cornerstone Propane Partners, L.P., a Delaware limited partnership (the "Partnership"), which may be offered from time to time by the Partnership at prices and on terms to be determined at the time of each offering hereunder and to be set forth in one or more supplements to this Prospectus (each, a "Prospectus Supplement"). The Partnership's Common Units are listed on the New York Stock Exchange (the "NYSE") under the symbol "CNO."

    The Partnership has registered with the Secretary of the Treasury as a "tax shelter." No assurance can be given that the Partnership will not be audited by the IRS or that tax adjustments will not be made. Any adjustments in the Partnership's tax returns will lead to adjustments in the Unitholders' tax returns and may lead to audits of the Unitholders' tax returns and adjustments of items unrelated to the Partnership.

                            ------------------------

    LIMITED PARTNER INTERESTS ARE INHERENTLY DIFFERENT FROM CAPITAL STOCK OF A CORPORATION. PURCHASERS OF COMMON UNITS SHOULD CONSIDER EACH OF THE FACTORS DESCRIBED UNDER "RISK FACTORS," STARTING ON PAGE 28, IN EVALUATING AN INVESTMENT IN THE PARTNERSHIP.

                            ------------------------

    The Partnership will distribute to its partners, on a quarterly basis, all of its Available Cash, which is generally all cash on hand at the end of a quarter, as adjusted for reserves. The Managing General Partner has broad discretion in making cash disbursements and establishing reserves. The Partnership intends, to the extent there is sufficient Available Cash, to distribute to each holder of Common Units at least $.54 per Common Unit per quarter (the "Minimum Quarterly Distribution") or $2.16 per Common Unit on an annualized basis.

                            ------------------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
    SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
      PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                            ------------------------

    The Common Units may be offered through underwriters, brokers or dealers, or directly to investors. See "Plan of Distribution." The Prospectus Supplement will set forth the names of any underwriters, brokers or dealers involved in the sale of Common Units and any applicable fee, commission or discount arrangements with them.

    This Prospectus may not be used to consummate sales of Common Units unless accompanied by a Prospectus Supplement.

January 5, 1998

                             AVAILABLE INFORMATION

    The Partnership is subject to the informational requirements of the Securities Exchange Act of 1934 (the "Exchange Act") and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Such reports and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549; 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and 7 World Trade Center, Suite 1300, New York, New York 10048. Copies of such material can also be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates or from the Web site maintained by the Commission at http://www.sec.gov. The Partnership's Common Units are listed on the NYSE, and reports and other information concerning the Partnership can be inspected and copied at the offices of such exchange at 20 Broad Street, New York, New York 10005.

    This Prospectus constitutes a part of a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") filed by the Partnership with the Commission under the Securities Act of 1933 (the "Securities Act") with respect to the Common Units offered hereby. This Prospectus does not contain all of the information set forth in such Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. Reference is made to such Registration Statement and to the exhibits relating thereto for further information with respect to the Partnership and the Common Units offered hereby. Any statements contained herein concerning the provisions of any document filed as an exhibit to the Registration Statement or otherwise filed with the Commission or incorporated by reference herein are not necessarily complete, and in each instance reference is made to the copy of such document so filed for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The following documents filed with the Commission by the Partnership (File No. 1-12499) pursuant to Section 13(a) of the Exchange Act are incorporated herein by reference as of their respective dates:

    (a) Annual Report on Form 10-K for the year ended June 30, 1997;

    (b) Quarterly Report on Form 10-Q for the quarter ended September 30, 1997; and

    (c) The description of the Common Units contained in the Partnership's Registration Statement on Form 8-A dated November 25, 1996.

    Each document filed by the Partnership pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the Common Units pursuant hereto shall be deemed to be incorporated herein by reference and to be a part hereof from the date of filing of such document. Any statement contained herein or in a document all or a portion of which is incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Partnership will provide without charge to each person to whom a copy of this Prospectus is delivered, at the request of any such person, a copy of any or all of the foregoing documents incorporated herein by reference other than exhibits to such documents (unless such exhibits are specifically incorporated by reference into the documents that this Prospectus incorporates). Written or telephone requests for such copies should be directed to Ronald J. Goedde, Cornerstone Propane Partners, L.P., at its principal executive offices, 432 Westridge Drive, Watsonville, California 95076 (telephone: (408) 724-1921).

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
AVAILABLE INFORMATION.....................................................    ii
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE...........................    ii
PROSPECTUS SUMMARY........................................................     1
  Cornerstone Propane Partners, L.P.......................................     1
  Summary Pro Forma and Historical Financial and Operating Data...........     9
  Risk Factors............................................................    11
  Cash Available for Distribution.........................................    16
  Partnership Structure and Management....................................    17
  The Offering............................................................    19
  Summary of Tax Considerations...........................................    25
RISK FACTORS..............................................................    28
  Risks Inherent in the Partnership's Business............................    28
  Risks Inherent in an Investment in the Partnership......................    30
  Conflicts of Interest and Fiduciary Responsibilities....................    34
  Tax Risks...............................................................    36
THE IPO AND RELATED TRANSACTIONS..........................................    40
USE OF PROCEEDS...........................................................    41
CAPITALIZATION............................................................    42
PRICE RANGE OF COMMON UNITS...............................................    43
CASH DISTRIBUTION POLICY..................................................    44
  General.................................................................    44
  Quarterly Distributions of Available Cash...............................    45
  Distributions from Operating Surplus during Subordination Period........    45
  Distributions from Operating Surplus after Subordination Period.........    47
  Incentive Distributions--Hypothetical Annualized Yield..................    47
  Distributions from Capital Surplus......................................    48
  Adjustment of Minimum Quarterly Distribution and Target Distribution
    Levels................................................................    49
  Distributions of Cash Upon Liquidation..................................    49
CASH AVAILABLE FOR DISTRIBUTION...........................................    52
SELECTED PRO FORMA FINANCIAL AND OPERATING DATA...........................    54
SELECTED HISTORICAL FINANCIAL AND OPERATING DATA..........................    57
  The Partnership.........................................................    57
  Synergy.................................................................    58
  Empire Energy...........................................................    59
  Coast...................................................................    61
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF
  OPERATIONS..............................................................    63
  General.................................................................    63
  The Partnership.........................................................    63
  Synergy.................................................................    67
  Empire Energy...........................................................    68
  Coast...................................................................    70
BUSINESS AND PROPERTIES...................................................    72
  General.................................................................    72
  Business Strategy.......................................................    73
  Product.................................................................    75
  Competition.............................................................    76
  Operations..............................................................    76

                                                                            PAGE
                                                                            ----
  Seasonality.............................................................    77
  Sources of Supply.......................................................    77
  Risks of Business.......................................................    78
  Properties..............................................................    78
  Trademarks and Tradenames...............................................    78
  Government Regulation...................................................    79
  Employees...............................................................    79
  Litigation and Other Contingencies......................................    79
MANAGEMENT................................................................    80
  Partnership Management..................................................    80
  Directors and Executive Officers of the Managing General Partner........    81
  Reimbursement of Expenses of the Managing General Partner and its
    Affiliates............................................................    82
  Executive Compensation..................................................    83
  Compensation of Directors...............................................    85
  Compensation Committee Interlocks and Insider Participation in
    Compensation Decisions................................................    86
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT............    86
  Ownership of Partnership Units by the General Partners and Directors and
    Executive Officers of the Managing General Partner....................    86
  Ownership of NPS Common Stock by Directors and Executive Officers of the
    Managing General Partner..............................................    87
CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS............................    87
  Rights of the General Partners..........................................    87
  Contribution, Conveyance and Assumption Agreement.......................    88
CONFLICTS OF INTEREST AND FIDUCIARY RESPONSIBILITIES......................    88
  Conflicts of Interest...................................................    88
  Fiduciary and Other Duties..............................................    92
DESCRIPTION OF THE COMMON UNITS...........................................    93
  The Units...............................................................    93
  Transfer Agent and Registrar............................................    94
  Transfer of Common Units................................................    94
THE PARTNERSHIP AGREEMENT.................................................    96
  Organization and Duration...............................................    96
  Purpose.................................................................    96
  Power of Attorney.......................................................    97
  Capital Contributions...................................................    97
  Limited Liability.......................................................    97
  Issuance of Additional Securities.......................................    98
  Amendment of Partnership Agreement......................................    99
  Merger, Sale or Other Disposition of Assets.............................   100
  Termination and Dissolution.............................................   101
  Liquidation and Distribution of Proceeds................................   101
  Withdrawal or Removal of the General Partners...........................   101
  Transfer of General Partners' Interests and Incentive Distribution
    Rights................................................................   103
  Change of Management Provisions.........................................   103
  Limited Call Right......................................................   103
  Meetings; Voting........................................................   104
  Status as Limited Partner or Assignee...................................   105
  Non-Citizen Assignees; Redemption.......................................   105
  Indemnification.........................................................   105
  Books and Reports.......................................................   106

                                                                            PAGE
                                                                            ----
  Right to Inspect Partnership Books and Records..........................   106
  Registration Rights.....................................................   106
UNITS ELIGIBLE FOR FUTURE SALE............................................   107
PLAN OF DISTRIBUTION......................................................   108
TAX CONSIDERATIONS........................................................   109
  Classification of the Partnership.......................................   109
  Tax Rates...............................................................   110
  Consequences of Exchanging Property for Common Units....................   110
  Ownership of Units by S Corporations....................................   111
  Partnership Status......................................................   113
  Limited Partner Status..................................................   114
  Tax Consequences of Unit Ownership......................................   115
  Allocation of Partnership Income, Gain, Loss and Deduction..............   117
  Tax Treatment of Operations.............................................   118
  Disposition of Common Units.............................................   121
  Uniformity of Units.....................................................   123
  Administrative Matters..................................................   125
  State, Local and Other Tax Considerations...............................   127
INVESTMENT IN THE PARTNERSHIP BY EMPLOYEE BENEFIT PLANS...................   128
VALIDITY OF THE COMMON UNITS..............................................   129
EXPERTS...................................................................   129
INDEX TO FINANCIAL STATEMENTS.............................................   F-1
APPENDIX A................................................................   A-1
APPENDIX B................................................................   B-1

    NO PERSON IS AUTHORIZED IN CONNECTION WITH ANY OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN AS CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE PARTNERSHIP OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SECURITIES OFFERED HEREBY TO ANY PERSON IN ANY JURISDICTION IN WHICH IT IS UNLAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN A CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE PARTNERSHIP SINCE THE DATE HEREOF.

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION AND HISTORICAL AND PRO FORMA FINANCIAL DATA APPEARING ELSEWHERE IN THIS PROSPECTUS. THE TRANSACTIONS RELATED TO THE FORMATION OF THE PARTNERSHIP, THE PARTNERSHIP'S ACQUISITION OF THE ASSETS, BUSINESS AND OPERATIONS OF ITS PREDECESSORS, THE PARTNERSHIP'S INITIAL PUBLIC OFFERING OF COMMON UNITS IN DECEMBER 1996 (THE "IPO"), THE ISSUANCE OF $220.0 MILLION OF SENIOR SECURED NOTES DUE 2010 (THE "NOTES") BY CORNERSTONE PROPANE, L.P., THE PARTNERSHIP'S OPERATING SUBSIDIARY (THE "OPERATING PARTNERSHIP"), THE ENTERING INTO BANK CREDIT FACILITIES AND THE OTHER TRANSACTIONS THAT OCCURRED IN CONNECTION THEREWITH ARE REFERRED TO IN THIS PROSPECTUS AS THE "TRANSACTIONS." SEE "THE IPO AND RELATED TRANSACTIONS." THE MANAGING GENERAL PARTNER OF THE PARTNERSHIP IS CORNERSTONE PROPANE GP, INC. (THE "MANAGING GENERAL PARTNER"), A WHOLLY-OWNED SUBSIDIARY OF NORTHWESTERN GROWTH CORPORATION ("NORTHWESTERN GROWTH"). EXCEPT AS THE CONTEXT OTHERWISE REQUIRES, REFERENCES TO, OR DESCRIPTIONS OF, THE ASSETS, BUSINESS AND OPERATIONS OF THE PARTNERSHIP GIVE PRO FORMA EFFECT TO THE TRANSACTIONS AND, ACCORDINGLY, INCLUDE THE PROPANE ASSETS, BUSINESSES AND OPERATIONS OF SYN INC. ("SYNERGY"; IN ITS CAPACITY AS THE SPECIAL GENERAL PARTNER OF THE PARTNERSHIP, THE "SPECIAL GENERAL PARTNER" AND, TOGETHER WITH THE MANAGING GENERAL PARTNER, THE "GENERAL PARTNERS"), EMPIRE ENERGY CORPORATION ("EMPIRE ENERGY") AND CGI HOLDINGS, INC. ("COAST") AS CONDUCTED PRIOR TO THE IPO. THE COMMON UNITS AND THE SUBORDINATED LIMITED PARTNER INTERESTS OF THE PARTNERSHIP (THE "SUBORDINATED UNITS") ARE COLLECTIVELY REFERRED TO HEREIN AS THE "UNITS," AND HOLDERS OF THE COMMON UNITS AND SUBORDINATED UNITS ARE COLLECTIVELY REFERRED TO HEREIN AS "UNITHOLDERS." UNLESS OTHERWISE SPECIFIED, REFERENCES TO THE PARTNERSHIP IN THIS PROSPECTUS INCLUDE THE OPERATING PARTNERSHIP, AND REFERENCES TO PERCENTAGE OWNERSHIP OF THE PARTNERSHIP REFLECT THE APPROXIMATE EFFECTIVE OWNERSHIP INTEREST OF THE UNITHOLDERS AND THE GENERAL PARTNERS IN THE PARTNERSHIP AND THE OPERATING PARTNERSHIP ON A COMBINED BASIS. FOR EASE OF REFERENCE, A GLOSSARY OF CERTAIN TERMS USED IN THIS PROSPECTUS IS INCLUDED AS APPENDIX B TO THIS PROSPECTUS. CAPITALIZED TERMS NOT OTHERWISE DEFINED HEREIN HAVE THE MEANINGS GIVEN IN THE GLOSSARY.

                       CORNERSTONE PROPANE PARTNERS, L.P.

    The Partnership believes that it is the fifth largest retail marketer of propane in the United States in terms of volume, serving more than 380,000 residential, commercial, industrial and agricultural customers from 298 customer service centers in 27 states as of December 31, 1997. The Partnership's operations are concentrated in the east coast, south-central and west coast regions of the United States. For the fiscal year ended June 30, 1997, the Partnership had combined retail propane sales of approximately 214 million gallons and pro forma operating income plus depreciation and amortization ("EBITDA") of approximately $41.0 million.

    The Partnership was formed in 1996 to acquire, own and operate the propane businesses and assets of Synergy and Empire Energy (formerly subsidiaries of Northwestern Growth) and Coast (the "Combined Operations"). Northwestern Growth is a wholly owned subsidiary of Northwestern Public Service Company ("NPS"), an NYSE-listed energy distribution company. Northwestern Growth was formed in 1994 to pursue and manage nonutility investments and development activities for NPS, with a primary focus on growth opportunities in the energy, energy equipment and energy services industries. To capitalize on the growth and consolidation opportunities in the propane distribution market, in August 1995, Northwestern Growth acquired the predecessor of Synergy, then the sixth largest retail marketer of propane in the United States; in October 1996 it acquired Empire Energy, then the eighth largest retail marketer of propane in the United States; and immediately prior to the IPO it acquired Coast, then the 18th largest retail marketer of propane in the United States. The Partnership commenced operation on December 17, 1996, concurrently with the closing of the IPO when substantially all of the assets and liabilities of Synergy, Empire Energy and Coast were contributed to the Operating Partnership. Information in this Prospectus related to the pro forma year ended June 30, 1997, reflects a full year of activity for the three predecessor companies, as if the Partnership had been in operation on July 1, 1996.

    The Partnership believes that it is well positioned to compete successfully in the propane business for the following reasons: (i) management's experience in generating profitable growth at its customer service centers by fostering an entrepreneurial approach by local managers; (ii) the Partnership's large national and geographically diversified operations, which the Partnership believes reduces the effects of adverse weather conditions in any one region on EBITDA and allows it to achieve economies of scale; (iii) the significant proportion of the Partnership's retail sales that is made to residential customers, which are generally more profitable than sales to other customers; (iv) management's experience in identifying, evaluating and completing both small and large acquisitions; (v) the Partnership's substantial national wholesale supply and logistics business, which provides it with a national presence and a relatively secure source of propane to support the service goals of its customer service centers; (vi) the Partnership's centralized administrative systems that enable local managers to focus on customer service and growth; and (vii) the Partnership's relationship with Northwestern Growth, which has proven experience in the energy distribution business and in the acquisition and growth of propane businesses.

    Although the Partnership believes it has a number of competitive strengths, the propane industry is highly competitive and includes a number of large national firms and regional firms and several thousand small independent firms. Certain competitors may have greater financial resources or lower operating costs than the Partnership. Further, variations in the weather or the economy in one or more regions in which the Partnership operates can significantly affect the total volume of propane sold by the Partnership and, consequently, the Partnership's results of operations. See "Risk Factors."

BUSINESS STRATEGY

    The principal elements of the Partnership's business strategy are to (i) extend and refine its existing service orientation, (ii) continue to pursue balanced growth through small and large acquisitions, internal growth at its existing customer service centers and start-ups of new customer service centers,
(iii) enhance the profitability of its existing operations by continuing to integrate the Combined Operations, implement entrepreneurially oriented local manager incentive programs, where appropriate, and centralize administrative systems and (iv) capitalize on the Partnership's national wholesale supply and logistics business.

    FOCUS ON CUSTOMER SERVICE. The Partnership seeks to be recognized in the marketplace as the most customer service-oriented propane supplier. Although propane is a commodity product, the Partnership believes that it will be able to distinguish itself from the competition by providing reliable and timely delivery of propane at competitive prices. The Partnership believes that establishing and clearly communicating standards of service and performance expectations at all levels of the Partnership, and rewarding its employees accordingly, will enable the Partnership to achieve its service goals. The Partnership has incentive programs at certain customer service centers targeted to fostering an entrepreneurial environment at the customer service center level. These programs provide substantial rewards to local managers for managing service-oriented and profitable operations. The Partnership intends to expand such incentive programs to additional customer service locations, where appropriate.

    CONTINUED BALANCED GROWTH. The Partnership intends to continue to pursue balanced growth through small and large acquisitions, internal growth at its existing customer service centers and start-ups of new customer service centers. Acquisitions are expected to be the principal means of growth for the Partnership, as the retail propane industry is mature and overall demand for propane is expected to experience limited growth in the foreseeable future. The Partnership believes that the fragmented nature of the retail propane industry provides significant opportunities for growth through strategic acquisitions. Industry sources indicate that there are over 8,000 retail propane operations in the United States, of which the ten largest account for approximately 33% of industry volumes. The Partnership's acquisition strategy concentrates on companies that have one or more of the following characteristics: (i) locations in areas serviced by the Partnership that may be combined with existing operations, providing greater economies of scale at the customer service center level, (ii) a recent record of growth and a local reputation for quality service, (iii) locations in areas that are relatively colder and (iv) operations with a relatively high proportion of sales to the more profitable residential customer segment. As part of its acquisition program, the Partnership generally expects to retain the name and identity of the acquired entity, which the

Partnership believes will preserve the goodwill of the acquired business and promote continued local customer loyalty. The Partnership's ability to make acquisitions is facilitated by the availability of a $75.0 million acquisition credit facility and the ability to issue additional limited partner interests. In calendar 1997, the Partnership acquired businesses in Arizona, California, Florida, New Hampshire and North Carolina which added approximately 28,000 customers and annual retail propane sales of approximately 24 million gallons. The aggregate purchase price for these acquisitions was approximately $44 million, of which approximately $30 million was in the form of Common Units (approximately 1.3 million Common Units). There can be no assurance, however, that the Partnership will continue to identify attractive acquisition candidates in the future, that the Partnership will be able to acquire such businesses on economically acceptable terms, that any acquisitions will not be dilutive to earnings and distributions to the Unitholders or that any additional debt incurred to finance an acquisition will not affect the ability of the Partnership to make distributions to the Unitholders. The Partnership is not required under the Partnership Agreement to seek Unitholder approval of any acquisition.

    The Partnership is from time to time engaged in ongoing discussions with respect to acquisitions, and expects to continue to pursue such acquisition opportunities actively. As of the date of this Prospectus, the Partnership does not have any agreements with respect to any material acquisitions but is involved in ongoing discussions with several companies and is continuing to assess these and other acquisition opportunities. The Partnership is unable to predict the size, number or timing of any future acquisitions.

    In addition to pursuing growth through acquisitions, the Partnership continues to focus on internal growth at its existing customer service centers. The Partnership seeks to achieve internal growth by, among other things, providing superior service and instituting programs that encourage employees, existing customers and local real estate agents and contractors to refer new accounts. This strategy is being implemented primarily through the Partnership's incentive programs that reward local managers for managing service-oriented and profitable operations.

    In some instances, the Partnership may identify a market that has one or more of the characteristics that would make it attractive for an acquisition but in which there are no attractive available acquisition candidates. In certain of these cases, the Partnership may seek to penetrate the market by establishing a new customer service center. The Partnership believes it can successfully initiate these start-up operations in attractive markets by identifying and hiring local managers with proven propane service experience and establishing programs that reward service-oriented and profitable operations and that allow the managers to share in the growth of the business.

    ENHANCE PROFITABILITY OF ITS EXISTING OPERATIONS. The Partnership believes that it can enhance the profitability of its customer service centers by integrating the Combined Operations, reducing inefficiencies in areas where there is a geographic overlap of services and implementing "best practices" and management incentive programs throughout the Partnership's operations. In integrating the Combined Operations, the Partnership is in the process of consolidating and centralizing ongoing administrative functions and systems, which should enable local managers to devote their time to providing customer service and achieving other performance goals. In addition, the Partnership believes it can improve efficiencies in areas where there is a geographic overlap of services provided by customer service centers. The Partnership's management has identified effective operating programs and strategies used by one of the constituent companies prior to the IPO but not used by one or more of the others. The Partnership believes that the implementation of these "best practices" throughout the Combined Operations will improve customer retention, foster expansion of its customer base and create operating efficiencies and cost savings opportunities. Furthermore, the Partnership believes that instituting management incentive programs, where appropriate, and fostering an entrepreneurial approach at additional customer service centers will give managers the incentive to increase such customer service centers' profitability.

    CAPITALIZE ON NATIONAL SUPPLY AND LOGISTICS BUSINESS. The Partnership has a national wholesale natural gas liquids supply and logistics business with sales of approximately 330 million gallons in fiscal

1997. The Partnership believes that this business provides it with a reasonably secure, competitively priced and efficient supply base to support the service goals of its existing customer service centers. In addition, the Partnership believes its wholesale and logistics business positions it well for expansion through acquisitions or start-up operations in new markets. As part of its wholesale business, the Partnership also provides product supply and financial and technical assistance to certain small independent retailers. While these arrangements provide some economic return to the Partnership, the Partnership believes their greater value lies in the resulting relationships, which position the Partnership to acquire such businesses in the event they become available for purchase.

GENERAL

    The Partnership is principally engaged in (i) the retail distribution of propane for residential, commercial, industrial, agricultural and other retail uses, (ii) the wholesale marketing and distribution of propane and natural gas liquids to the retail propane industry, the chemical and petrochemical industries and other commercial and agricultural markets, (iii) the repair and maintenance of propane heating systems and appliances and (iv) the sale of propane-related supplies, appliances and other equipment.

    Propane, a by-product of natural gas processing and petroleum refining, is a clean-burning energy source recognized for its transportability and ease of use relative to alternative stand-alone energy sources. The retail propane business of the Partnership consists principally of transporting propane to its retail distribution outlets and then to tanks located on its customers' premises. Retail propane use falls into four broad categories: (i) residential, (ii) industrial and commercial, (iii) agricultural and (iv) other applications, including motor fuel sales. Residential customers use propane primarily for space and water heating. Industrial customers use propane primarily as fuel for forklifts and stationary engines, to fire furnaces, as a cutting gas, in mining operations and in other process applications. Commercial customers, such as restaurants, motels, laundries and commercial buildings, use propane in a variety of applications, including cooking, heating and drying. In the agricultural market, propane is primarily used for tobacco curing, crop drying, poultry brooding and weed control. Other retail uses include motor fuel for cars and trucks, outdoor cooking and other recreational purposes, propane resales and sales to state and local governments. In its wholesale operations, the Partnership sells propane principally to large industrial customers and other propane distributors.

    The retail propane business is a "margin-based" business in which gross profits depend on the excess of sales prices over propane supply costs. Sales of propane to residential and commercial customers, which account for the vast majority of the Partnership's gross profit, have provided a relatively stable source of income for the Partnership. Based on pro forma fiscal 1997 retail propane gallons sold, the customer base consisted of 55% residential, 26% commercial and industrial and 19% agricultural and other customers. Sales to residential customers have generally provided higher gross margins than other retail propane sales. While commercial propane sales are generally less profitable than residential retail sales, the Partnership has traditionally relied on this customer base to provide a steady, noncyclical source of revenues. No single customer accounted for more than 1% of total revenues.

    Because a substantial amount of propane is sold for heating purposes, the severity of winter and resulting residential and commercial heating usage have an important impact on the Partnership's earnings. Approximately two-thirds of the Partnership's retail propane sales usually occur during the six-month heating season from October through March. As a result of this seasonality, the Partnership's sales and operating profits are concentrated in its second and third fiscal quarters. Cash flows from operations, however, are greatest from November through April, when customers pay for propane purchased during the six-month peak season. To the extent the Managing General Partner deems appropriate, the Partnership may reserve cash from these periods for distribution to Unitholders during periods with lower cash flows from operations. Sales and profits are subject to variation from month to month and from year to year, depending on temperature fluctuations.

    The Partnership's wholesale operations engage in the marketing of propane to independent dealers, major interstate marketers and the chemical and petrochemical industries. The Partnership participates to a lesser extent in the marketing of other natural gas liquids, the processing and marketing of natural gas and the gathering of crude oil. The Partnership either owns or has contractual rights to use transshipment terminals, rail cars, long-haul tanker trucks, pipelines and storage capacity. The Partnership believes that its wholesale marketing and processing activities position it to achieve product cost advantages and to avoid shortages during periods of tight supply to an extent not generally available to other retail propane distributors.

    Propane competes primarily with natural gas, electricity and fuel oil as an energy source, principally on the basis of price, availability and portability. Propane is more expensive than natural gas on an equivalent BTU basis in locations served by natural gas, but serves as a substitute for natural gas in rural and suburban areas where natural gas is unavailable or portability of product is required. Propane is generally less expensive to use than electricity for space heating, water heating, clothes drying and cooking. Although propane is similar to fuel oil in certain applications and market demand, propane and fuel oil compete to a lesser extent primarily because of the cost of converting from one to the other.

    As of December 31, 1997, the Partnership's retail operations consisted of 298 customer service centers in 27 states. As of such date, the Partnership owned a fleet of approximately 50 transport truck tractors, approximately 60 transport trailers, approximately 940 bobtail trucks and approximately 900 other delivery and service vehicles. In addition, in its retail operations, the Partnership owns an aggregate of approximately 21 million gallons of above-ground propane storage capacity at its customer service centers. In many states, certain fire safety regulations restrict the refilling of a leased tank solely to the propane supplier that owns the tank. The inconvenience of switching tanks minimizes a customer's tendency to switch among suppliers of propane.

THE IPO AND RELATED TRANSACTIONS

    On December 17, 1996, the Partnership consummated the IPO, issuing 9,821,000 Common Units (including 1,281,000 Common Units issued pursuant to the exercise in full of the underwriters' over-allotment option), and received gross proceeds of $206.2 million. In addition, the Operating Partnership issued $220.0 million aggregate principal amount of Notes to certain institutional investors in a private placement (the "Note Placement"). Immediately prior to the closing of the IPO, Synergy, Empire Energy and Coast entered into a series of transactions which resulted in the Combined Operations being owned by the General Partners. Concurrently with the IPO closing, the General Partners contributed, or caused to be contributed, the Combined Operations to the Operating Partnership in exchange for all of the interests in the Operating Partnership, and the Operating Partnership assumed substantially all of the liabilities associated with the Combined Operations. Immediately after such contributions, all of the limited partner interests in the Operating Partnership were conveyed to the Partnership in exchange for interests in the Partnership. In addition, the Operating Partnership contributed the portion of the Combined Operations utilized in the parts and appliance sales and service business to its corporate subsidiary. As a result of these transactions, the General Partners own an aggregate of 6,597,619 Subordinated Units, representing an aggregate 39.4% limited partner interest in the Partnership as of the closing of the IPO, an aggregate 2% general partner interest in the Partnership and the right to receive Incentive Distributions (as defined below). Concurrently with the closing of the IPO, the Operating Partnership entered into a $125.0 million bank credit facility (the "Bank Credit Facility"), which includes a $50.0 million revolving credit facility to be used for working capital and other general partnership purposes (the "Working Capital Facility"), and a $75.0 million revolving credit facility (the "Acquisition Facility") to be used for acquisitions and capital improvements. For additional information regarding the terms of the Notes and the Bank Credit Facility, see "Management's Discussion and Analysis of Financial Condition and Results of Operations--The Partnership--Liquidity and Capital Resources--Financing and Sources of Liquidity."

DISTRIBUTIONS AND PAYMENTS TO THE GENERAL PARTNERS AND THEIR AFFILIATES

    The following information summarizes the distributions and payments made and to be made by the Partnership to the General Partners and their affiliates in connection with the Transactions and the ongoing operations of the Partnership. Such distributions and payments were determined by and among affiliated entities and, consequently, were not the result of arm's length negotiations. See "Conflicts of Interest and Fiduciary Responsibilities."

FORMATION STAGE

The Consideration Paid to the
  General Partners and their
  Affiliates for the Transfer of
  the Propane Business of the
  Combined Operations to the
  Partnership.....................  In exchange for conveying substantially all of the assets of the Combined Operations to the Operating
                                    Partnership, the General Partners received 6,597,619
                                    Subordinated Units, an aggregate 2% general partner
                                    interest in the Partnership and the Operating
                                    Partnership, and all of the Incentive Distribution
                                    Rights, and the Operating Partnership assumed
                                    substantially all of the liabilities associated with the
                                    Combined Operations. Of the proceeds from the IPO and
                                    the Note Placement, approximately $59.9 million was used
                                    to repay indebtedness owed by Synergy to NPS (including
                                    a prepayment penalty of $6.5 million), approximately
                                    $81.9 million was used to repay acquisition financing
                                    incurred by Northwestern Growth principally in
                                    connection with the acquisitions of Empire Energy and
                                    Coast and the purchase of stock of (and certain rights
                                    related to) Synergy, and approximately $76.7 million was
                                    distributed to the Special General Partner and used to
                                    redeem its preferred stock issued in connection with the
                                    August 15, 1995 acquisition of Synergy's predecessor
                                    (the "Synergy Acquisition") and held by NPS and the
                                    unaffiliated shareholders ($61.2 million) and provide
                                    net worth to the Special General Partner ($15.5
                                    million). The shareholders of Coast who became senior
                                    executives of the Managing General Partner received
                                    approximately $9.3 million in connection with
                                    Northwestern Growth's acquisition of Coast (the "Coast
                                    Merger"). The Partnership used the proceeds from the
                                    exercise of the over- allotment option to pay certain
                                    expenses relating to the Transactions. See "The IPO and
                                    Related Transactions and Certain Relationships and
                                    Related Transactions."
OPERATIONAL STAGE

Distributions of Available Cash to
  the General Partners............  Available Cash will generally be distributed 98% to the
                                    Unitholders (including any distributions to the General
                                    Partners as holders of the Subordinated Units) and 2% to
                                    the General Partners, except that if distributions of
                                    Available Cash from Operating Surplus exceed the Target
                                    Distribution Levels (as defined below), the General
                                    Partners will receive a percentage of such excess
                                    distributions that will increase to up to 50% of the

                                    excess distributions above the highest Target
                                    Distribution Level (such distributions to the General
                                    Partners in excess of their aggregate 2% general partner
                                    interest being referred to as the "Incentive
                                    Distributions"). "See Cash Distribution Policy."

Other Payments to the Managing
  General Partner and its
  Affiliates......................  The Managing General Partner does not receive a management fee or other compensation in connection with
                                    its management of the Partnership, but is reimbursed at
                                    cost for all direct and indirect expenses incurred on
                                    behalf of the Partnership, including the costs of
                                    compensation and employee benefit plans described herein
                                    properly allocable to the Partnership (including the
                                    Annual Operating Performance Incentive Plan, the New
                                    Acquisition Incentive Plan and the Restricted Unit Plan
                                    described herein), and all other expenses necessary or
                                    appropriate to the conduct of the business of, and
                                    allocable to, the Partnership. On a pro forma basis in
                                    fiscal 1997, an aggregate of approximately $48.9 million
                                    of expenses (primarily wages and salaries) would have
                                    been reimbursed by the Partnership to the Managing
                                    General Partner (including $30.7 million actually
                                    reimbursed for the six and one-half month period ended
                                    June 30, 1997). See "Management-- Reimbursement of
                                    Expenses of the Managing General Partner and its
                                    Affiliates."

                                    Affiliates of the Managing General Partner may provide
                                    certain administrative services for the Managing General
                                    Partner on behalf of the Partnership and will be
                                    reimbursed for all direct and indirect expenses incurred
                                    in connection therewith. In addition, the Managing
                                    General Partner and its affiliates may provide
                                    additional services to the Partnership, for which the
                                    Partnership will be charged reasonable fees as
                                    determined by the Managing General Partner. See
                                    "Management-- Reimbursement of Expenses of the Managing
                                    General Partner and its Affiliates."

                                    The Managing General Partner adopted the Restricted Unit
                                    Plan, which was effective upon the consummation of the
                                    Transactions, under which certain officers and directors
                                    of the Managing General Partner are granted rights to
                                    receive authorized but unissued Common Units with an
                                    aggregate value of $12.5 million (determined as of the
                                    IPO closing). As of December 31, 1997, rights with
                                    respect to Common Units with an aggregate value of $9.8
                                    million had been granted under the Restricted Unit Plan.
                                    In addition, the Managing General Partner adopted the
                                    Annual Operating Performance Incentive Plan and the New
                                    Acquisition Incentive Plan, pursuant to which certain
                                    members of management are eligible to receive cash
                                    bonuses. See "Management--Executive Compensation."

Withdrawal or Removal of the
  General Partners................  If the Managing General Partner withdraws in violation of the Partnership Agreement or is removed by the
                                    Unitholders for

                                    Cause, the successor general partner will have the
                                    option to purchase the general partner interests of the
                                    General Partners in the Partnership and the Operating
                                    Partnership (and the right to receive Incentive
                                    Distributions) for a cash payment equal to the fair
                                    market value thereof. If the Managing General Partner
                                    withdraws in accordance with the Partnership Agreement
                                    or is removed without Cause, it will have the option to
                                    require a successor general partner to purchase the
                                    general partner interests of the General Partners in the
                                    Partnership and the Operating Partnership (and the right
                                    to receive Incentive Distributions) for such price. If
                                    the general partner interests of the General Partners in
                                    the Partnership and the Operating Partnership (and the
                                    right to receive Incentive Distributions) are not so
                                    purchased by the successor general partner, such general
                                    partner interests will be converted into a number of
                                    Common Units equal in value to the fair market value
                                    thereof as determined by an independent investment
                                    banking firm or other independent experts. The Special
                                    General Partner must withdraw or be removed as a general
                                    partner upon the withdrawal or removal of the Managing
                                    General Partner. See "The Partnership
                                    Agreement--Withdrawal or Removal of the General
                                    Partners."

LIQUIDATION STAGE

Liquidation.......................  In the event of any liquidation of the Partnership, the partners, including the General Partners, will be
                                    entitled to receive liquidating distributions in
                                    accordance with their respective capital account
                                    balances. See "Cash Distribution Policy-- Distributions
                                    of Cash Upon Liquidation."

         SUMMARY PRO FORMA AND HISTORICAL FINANCIAL AND OPERATING DATA

    The following Summary Pro Forma Financial and Operating Data reflect the consolidated historical operating results of the companies that comprised the Combined Operations, as adjusted for the Transactions (through December 16,
1996), and the actual consolidated operating results of the Partnership (after December 16, 1996) and are derived from the unaudited Pro Forma Consolidated Financial Statements of Cornerstone Propane Partners, L.P. included elsewhere in this Prospectus. For a description of the assumptions used in preparing the Summary Pro Forma Financial and Operating Data, see "Pro Forma Consolidated Financial Statements of Cornerstone Propane Partners, L.P." The pro forma information for the fiscal year ended June 30, 1997 set forth below has been prepared by combining the historical results of operations of Synergy for the five and one-half months ended December 16, 1996; Coast for the four and one-half months ended December 16, 1996; Empire Energy for the five and one-half months ended December 16, 1996; and the Partnership for the six and one-half months ended June 30, 1997. The pro forma information for the three months ended September 30, 1996 set forth below has been prepared by combining the historical results of operations of Synergy for the three months ended September 30, 1996; Coast for the three months ended October 31, 1996; and Empire Energy for the three months ended September 30, 1996. The financial and operating data for the three months ended September 30, 1997 are derived from the Partnership's unaudited consolidated financial statements included elsewhere in this Prospectus and, in the opinion of management, include all adjustments necessary for a fair presentation of such information. The Partnership believes that it is reasonable to combine the results of operations of companies having different fiscal years because each of the fiscal years being combined includes the same winter heating seasons in which the majority of the Partnership's revenue and cash flow was generated. The financial and operating data for the three month periods ended September 30, 1997 and 1996 are not necessarily indicative of the results of operations for the full fiscal year. The following information should not be deemed indicative of future operating results of the Partnership.

                                                PARTNERSHIP PRO FORMA  PARTNERSHIP PRO FORMA  PARTNERSHIP ACTUAL
                                                  FISCAL YEAR ENDED     THREE MONTHS ENDED    THREE MONTHS ENDED
                                                    JUNE 30, 1997       SEPTEMBER 30, 1996    SEPTEMBER 30, 1997
                                                ---------------------  ---------------------  -------------------
                                                              (IN THOUSANDS, EXCEPT PER UNIT DATA)
STATEMENT OF OPERATIONS DATA:

Revenues......................................       $   664,197            $   141,756           $   152,157

Cost of sales.................................           534,892                117,519               127,855
                                                        --------               --------              --------

Gross profit..................................           129,305                 24,237                24,302

Operating, general and administrative
 expenses.....................................            88,264                 20,858                22,602

Depreciation and amortization.................            15,073                  3,738                 4,592
                                                        --------               --------              --------

Operating income (loss).......................            25,968                   (359)               (2,892)

Interest expense..............................            18,215                  4,467                 4,782
                                                        --------               --------              --------

Net income (loss) before income taxes.........             7,753                 (4,826)               (7,674)

Income taxes..................................               109                     25                    20
                                                        --------               --------              --------

Net income (loss).............................       $     7,644            $    (4,851)          $    (7,694)
                                                        --------               --------              --------
                                                        --------               --------              --------

                                                PARTNERSHIP PRO FORMA  PARTNERSHIP PRO FORMA  PARTNERSHIP ACTUAL
                                                  FISCAL YEAR ENDED     THREE MONTHS ENDED    THREE MONTHS ENDED
                                                    JUNE 30, 1997       SEPTEMBER 30, 1996    SEPTEMBER 30, 1997
                                                ---------------------  ---------------------  -------------------
                                                              (IN THOUSANDS, EXCEPT PER UNIT DATA)
BALANCE SHEET DATA
 (AS OF SEPTEMBER 30, 1997):

Current assets................................                                                    $    75,117

Total assets..................................                                                        548,784

Current liabilities...........................                                                         64,188

Long-term debt (including current
 maturities)..................................                                                        256,165

Partners capital--General Partners............                                                          4,628

Partners' capital--Limited Partners...........                                                        222,178

OPERATING DATA:

Capital expenditures(a).......................       $    15,977            $     3,513           $     5,994

EBITDA(b).....................................       $    41,041            $     3,379           $     1,700

Net income (loss) per Unit(c).................       $       .46            $      (.29)          $      (.46)

Retail propane gallons sold...................           213,700                 38,500                41,300

------------------------------

(a) The Partnership's capital expenditures fall generally into three categories:
    (i) growth capital expenditures, which include expenditures for the purchase of new propane tanks and other equipment to facilitate expansion of the Partnership's retail customer base, (ii) maintenance capital expenditures, which include expenditures for repairs that extend the life of the assets and replacement of property, plant and equipment, and (iii) acquisition capital expenditures.

(b) EBITDA consists of net income before depreciation, amortization, interest and income taxes. EBITDA should not be considered as an alternative to net income (as an indicator of operating performance) or as an alternative to cash flow, and it is not a measure of performance or financial condition under generally accepted accounting principles, but it provides additional information for evaluating the Partnership's ability to distribute the Minimum Quarterly Distribution and to service and incur indebtedness. Cash flows in accordance with generally accepted accounting principles consist of cash flows from operating, investing and financing activities; cash flows from operating activities reflect net income (including charges for interest and income taxes, which are not reflected in EBITDA), adjusted for noncash charges or income (which are reflected in EBITDA) and changes in operating assets and liabilities (which are not reflected in EBITDA). Further, cash flows from investing and financing activities are not included in EBITDA.

(c) Net income per Unit is computed by dividing the limited partners' interest in net income by the weighted average number of Units outstanding.

                                  RISK FACTORS

    LIMITED PARTNER INTERESTS ARE INHERENTLY DIFFERENT FROM CAPITAL STOCK OF A CORPORATION, ALTHOUGH MANY OF THE BUSINESS RISKS TO WHICH THE PARTNERSHIP IS SUBJECT ARE SIMILAR TO THOSE THAT WOULD BE FACED BY A CORPORATION ENGAGED IN A SIMILAR BUSINESS. PROSPECTIVE PURCHASERS OF THE COMMON UNITS SHOULD CONSIDER THE FOLLOWING RISK FACTORS IN EVALUATING AN INVESTMENT IN THE COMMON UNITS.

RISKS INHERENT IN THE PARTNERSHIP'S BUSINESS

    - Weather conditions have a significant impact on the demand for propane for both heating and agricultural purposes. Many customers of the Partnership rely heavily on propane as a heating fuel. Accordingly, the volume of retail propane sold is highest during the six-month peak heating season of October through March and is directly affected by the severity of the winter weather. During fiscal 1997, approximately 68.8% of the Partnership's combined retail propane volume and approximately 90% of the Partnership's pro forma EBITDA were attributable to sales during the peak heating season. Actual weather conditions can vary substantially from year to year, significantly affecting the Partnership's financial performance. Furthermore, variations in weather in one or more regions in which the Partnership operates can significantly affect the total volumes sold by the Partnership and the margins realized on such sales and, consequently, the Partnership's results of operations.

    - The retail propane business is a "margin-based" business in which gross profits depend on the excess of sales prices over propane supply costs. Consequently, the Partnership's profitability will be sensitive to changes in wholesale propane prices. Propane is a commodity, the market price of which can be subject to volatile changes in response to changes in supply or other market conditions. As it may not be possible immediately to pass on to customers rapid increases in the wholesale cost of propane, such increases could reduce the Partnership's gross profits.

    - The Partnership's profitability is affected by the competition for customers among all participants in the retail propane business. Some of the Partnership's competitors are larger or have greater financial resources than the Partnership. Should a competitor attempt to increase market share by reducing prices, the Partnership's financial condition and results of operations could be materially adversely affected. In addition, propane competes with other sources of energy, some of which are less costly for equivalent energy value.

    - Acquisitions will be the principal means of growth for the Partnership, as the retail propane industry is mature and overall demand for propane is expected to experience limited growth. There can be no assurance, however, that the Partnership will identify attractive acquisition candidates in the future, that the Partnership will be able to acquire such businesses on economically acceptable terms, that any acquisitions will not be dilutive to earnings and distributions to the Unitholders or that any additional debt incurred to finance acquisitions will not affect the ability of the Partnership to make distributions to the Unitholders.

    - The Partnership's operations are subject to all operating hazards and risks normally incidental to handling, storing and delivering combustible liquids such as propane. As a result, the Partnership is a defendant in various legal proceedings and litigation arising in the ordinary course of business. The Partnership maintains insurance policies with insurers in such amounts and with such coverages and deductibles as it believes are reasonable and prudent. However, there can be no assurance that such insurance will be adequate to protect the Partnership from all material expenses related to potential future claims for personal injury and property damage or that such levels of insurance will be available in the future at economical prices.

    - The Partnership believes that its success will depend to a significant extent upon the efforts and abilities of its senior management team. The failure by the Managing General Partner to retain members of its senior management team could adversely affect the financial condition or results of operations of the Partnership. Each of Keith G. Baxter, Charles J. Kittrell, Ronald J. Goedde and Vincent J. DiCosimo is employed by the Managing General Partner pursuant to a three-year employment contract.

RISKS INHERENT IN AN INVESTMENT IN THE PARTNERSHIP

    - The Minimum Quarterly Distribution is not guaranteed. The actual amount of cash distributions may fluctuate and will depend on future Partnership operating performance. Cash distributions are dependent primarily on cash flow, including from reserves and working capital borrowings, and not on profitability, which is affected by non-cash items. Therefore, cash distributions might be made during periods when the Partnership records losses and might not be made during periods when the Partnership records profits. Decisions of the Managing General Partner with respect to the amount and timing of cash expenditures, borrowings, issuances of additional Units and reserves will affect the amount of Available Cash. Because the business of the Partnership is seasonal, it is likely that the Managing General Partner will make additions to reserves during certain quarters in order to fund operating expenses, interest payments and cash distributions to partners with respect to other quarters.

    - The amount of pro forma Available Cash from Operating Surplus generated during fiscal 1997 was approximately $22.3 million (including approximately $2.9 million of Available Cash from Operating Surplus of businesses acquired in May and June 1997). Such amount would have been insufficient by approximately $2.5 million to cover the Minimum Quarterly Distribution for such fiscal year on all of the Common Units outstanding as of the date of this Prospectus and the related distribution on the aggregate 2% general partner interests, and would have been insufficient by approximately $16.8 million to cover the Minimum Quarterly Distribution on all the Subordinated Units outstanding as of the date of this Prospectus and the related distribution on the general partner interests.

    - There can be no assurance that the Partnership will be able to integrate successfully the Combined Operations, achieve anticipated cost savings or institute the necessary systems and procedures to successfully manage the combined enterprise on a profitable basis. The Partnership is managed by the senior executives who previously managed Coast, and such executives have been involved with the operations of Synergy and Empire Energy only since December 17, 1996. The pro forma financial results of the Partnership include periods when the Combined Operations were not under common control and management and, therefore, may not be indicative of the Partnership's future financial and operating results. The inability of the Partnership to integrate successfully the Combined Operations could have a material adverse effect on the Partnership's business, financial condition and results of operations.

    - At September 30, 1997, the Partnership's total indebtedness was approximately $256.2 million, constituting approximately 53.0% of its total capitalization. As a result, the Partnership is significantly leveraged and has indebtedness that is substantial in relation to its partners' capital. The Partnership's leverage may adversely affect the ability of the Partnership to finance its future operations and capital needs, limit its ability to pursue acquisitions and other business opportunities and make its results of operations more susceptible to adverse economic or operating conditions. In addition, as of September 30, 1997 the Partnership had approximately $150.8 million of unused borrowing capacity under the Bank Credit Facility. Future borrowings could result in a significant increase in the Partnership's leverage. The Notes and the Bank Credit Facility contain restrictive covenants that will limit the ability of the Partnership to incur additional indebtedness and to make distributions to Unitholders. The payment of principal and interest on the Partnership's indebtedness will reduce the cash available to make distributions on the Units.

    - The Partnership's indebtedness contains provisions relating to changes of control. If such provisions are triggered, such outstanding indebtedness may become due. There is no restriction on the ability of the Managing General Partner or Northwestern Growth to enter into a transaction which would trigger such change of control provisions.

    - Prior to making any distribution on the Common Units, the Partnership will reimburse the Managing General Partner and its affiliates at cost for all expenses incurred on behalf of the Partnership. On a pro forma basis, approximately $48.9 million of expenses (primarily wages and salaries) would have been reimbursed by the Partnership to the Managing General Partner in fiscal 1997 (including $30.7 million actually reimbursed for the six and one-half month period ended June 30, 1997). In addition, the Managing General Partner and its affiliates may provide services to the Partnership for which the Partnership will be charged reasonable fees as determined by the Managing General Partner. The reimbursement of such expenses and the payment of any such fees could adversely affect the ability of the Partnership to make distributions.

    - The Managing General Partner manages and operates the Partnership. Holders of Common Units have no right to elect the Managing General Partner on an annual or other continuing basis and have only limited voting rights on matters affecting the Partnership's business. The Managing General Partner may not be removed except pursuant to the vote of the holders of at least 66 2/3% of the outstanding Units (including Units owned by the Managing General Partner and its affiliates). The ownership of the Subordinated Units by the Managing General Partner and its affiliates effectively gives the Managing General Partner the ability to prevent its removal. The management control exercised by the Managing General Partner may make it more difficult for others to control, or influence the activities of, the Partnership.

    - Subject to certain limitations, the Partnership may issue additional Common Units and other interests in the Partnership, the effect of which may be to dilute the value of the interests of the then-existing holders of Common Units in the net assets of the Partnership, dilute the interests of holders of Common Units in distributions by the Partnership or to make it more difficult for a person or group to remove the Managing General Partner or otherwise change the management of the Partnership.

    - The Partnership Agreement contains certain provisions that may have the effect of discouraging a person or group from attempting to remove the Managing General Partner or otherwise change the management of the Partnership. The effect of these provisions may be to diminish the price at which the Common Units trade under certain circumstances. The ownership of the Subordinated Units by the General Partners effectively gives the Managing General Partner the ability to prevent its removal.

    - If at any time less than 20% of the then-issued and outstanding limited partner interests of any class (including Common Units) are held by persons other than the Managing General Partner and its affiliates, the Managing General Partner will have the right, which it may assign to any of its affiliates or the Partnership, to acquire all, but not less than all, of the remaining limited partner interests of such class held by such unaffiliated persons at a price generally equal to the then-current market price of limited partner interests of such class. As a consequence, a holder of Common Units may be required to sell his Common Units at a time when he may not desire to sell them or at a price that is less than the price he would desire to receive upon such sale.

    - Under certain circumstances, holders of the Common Units could lose their limited liability and could become liable for amounts improperly distributed to them by the Partnership.

    - The holders of the Common Units were not represented by counsel in connection with the preparation of the Partnership Agreement or the other agreements referred to herein.

CONFLICTS OF INTEREST AND FIDUCIARY RESPONSIBILITIES

    - The Managing General Partner and its affiliates may have conflicts of interest with the Partnership and its limited partners. The Partnership Agreement contains certain provisions that limit the liability and reduce the fiduciary duties of the Managing General Partner to the Unitholders, as well as provisions that may restrict the remedies available to Unitholders for actions that might, without such limitations, constitute breaches of fiduciary duty. Holders of Common Units are deemed to have consented to certain actions and conflicts of interest that might otherwise be deemed a breach of fiduciary or other duties under applicable state law. The validity and enforceability of these types of provisions under Delaware law are uncertain.

    - Decisions of the Managing General Partner with respect to the amount and timing of cash expenditures, borrowings, issuances of additional Units and reserves in any quarter will affect whether or the extent to which there is sufficient Available Cash from Operating Surplus to meet the Minimum Quarterly Distribution and Target Distribution Levels on all Units in a given quarter. In addition, actions by the Managing General Partner may have the effect of enabling the General Partners to receive distributions on the Subordinated Units or Incentive Distributions or hastening the expiration of the Subordination Period or the conversion of Subordinated Units into Common Units.

    - The terms of the New Acquisition Incentive Plan (described below under "Management--Executive Compensation--Incentive Plans") could give the senior executives of the Managing General Partner an incentive to cause the Partnership to acquire additional propane operations without regard to whether the operations would prove beneficial to the Partnership and may present the senior executives of the Managing General Partner with a conflict of interest in negotiating the acquisition price on behalf of the Partnership.

    - The Partnership Agreement provides that the Managing General Partner is generally restricted from engaging in any business activities other than those incidental to its ownership of interests in the Partnership. Notwithstanding the foregoing, the Partnership Agreement permits affiliates of the Managing General Partner (including NPS, Northwestern Growth and the Special General Partner) to compete with the Partnership under certain circumstances. There can be no assurance that there will not be competition between the Partnership and affiliates of the Managing General Partner in the future.

    - The Partnership Agreement does not prohibit the Partnership from engaging in roll-up transactions. Were the Managing General Partner to cause the Partnership to engage in a roll-up transaction, there could be no assurance that such a transaction would not have a material adverse effect on a Unitholder's investment in the Partnership.

TAX RISKS

    - The availability to a Common Unitholder of the federal income tax benefits of an investment in the Partnership depends, in large part, on the classification of the Partnership as a partnership for federal income tax purposes. Assuming the accuracy of certain factual matters as to which the General Partners and the Partnership have made representations, Schiff Hardin & Waite, counsel to the General Partners and the Partnership, is of the opinion that, under current law, the Partnership will be classified as a partnership for federal income tax purposes.

    - No ruling has been requested from the Internal Revenue Service (the "IRS") with respect to classification of the Partnership as a partnership for federal income tax purposes, whether the Partnership's propane operations generate "qualifying income" under Section 7704 of the Internal Revenue Code of 1986, as amended (the "Code"), or any other matter affecting the Partnership.

    - A Unitholder will be required to pay income taxes on his allocable share of the Partnership's income, whether or not he receives cash distributions from the Partnership.

    - Investment in Common Units by certain tax-exempt entities, regulated investment companies and foreign persons raises issues unique to such persons. For example, virtually all of the taxable income derived by most organizations exempt from federal income tax (including individual retirement accounts ("IRAs") and other retirement plans) from the ownership of Common Units will be unrelated business taxable income and thus will be taxable to such a Unitholder.

    - In the case of taxpayers subject to the passive loss rules (generally, individuals and closely held corporations), any losses generated by the Partnership will generally only be available to offset future income generated by the Partnership and cannot be used to offset income from other activities, including other passive activities or investments. Passive losses which are not deductible because they exceed the Unitholder's income generated by the Partnership may be deducted in full when the Unitholder disposes of his entire investment in the Partnership in a fully taxable transaction to an unrelated party.

    - The Partnership has registered with the Secretary of the Treasury as a "tax shelter." No assurance can be given that the Partnership will not be audited by the IRS or that tax adjustments will not be made. Any adjustments in the Partnership's tax returns will lead to adjustments in the Unitholders' tax returns and may lead to audits of the Unitholders' tax returns and adjustments of items unrelated to the Partnership.

    - The Partnership will adopt certain depreciation and amortization conventions that do not conform with all aspects of certain proposed and final Treasury regulations. A successful challenge to those conventions by the IRS could adversely affect the amount of tax benefits available to a purchaser of Common Units or could affect the timing of such tax benefits or the amount of gain from the sale of Units and could have a negative impact on the value of the Common Units or result in audit adjustments to the tax returns of Unitholders.

    - A Unitholder will likely be required to file state and local income tax returns and pay state and local income taxes in some or all of the jurisdictions in which the Partnership does business or owns property. The Partnership currently owns property and conducts business in the following states which currently impose a personal income tax: Alabama, Arizona, Arkansas, California, Georgia, Illinois, Indiana, Kentucky, Maryland, Mississippi, Missouri, New Hampshire, New Jersey, New Mexico, New York, North Carolina, Ohio, Oklahoma, South Carolina, Tennessee, Utah, Vermont and Virginia.

    See "Risk Factors," "Cash Distribution Policy," "Cash Available for Distribution," "Conflicts of Interest and Fiduciary Responsibilities," "The Partnership Agreement" and "Tax Considerations" for a more detailed description of these and other risk factors and conflicts of interest that should be considered in evaluating an investment in the Common Units.

                        CASH AVAILABLE FOR DISTRIBUTION

    The amount of Available Cash from Operating Surplus needed to distribute the Minimum Quarterly Distribution for four quarters on the Common Units and Subordinated Units outstanding as of the date of this Prospectus and on the aggregate 2% general partner interests of the General Partners is approximately $39.1 million ($24.0 million for the Common Units, $14.3 million for the Subordinated Units and $781,000 for the aggregate 2% general partner interest of the General Partners). The amount of pro forma Available Cash from Operating Surplus generated during fiscal 1997 was approximately $22.3 million (including approximately $2.9 million of Available Cash from Operating Surplus of businesses acquired in May and June, 1997 but not reflecting approximately $3.5 million of Available Cash from Operating Surplus of businesses acquired subsequent to June 30, 1997). Such amount would have been insufficient by approximately $2.5 million to cover the Minimum Quarterly Distribution for such fiscal year on all of the Common Units currently outstanding and the related distribution on the general partner interests, and would have been insufficient by approximately $16.8 million to cover the Minimum Quarterly Distribution for such fiscal year on all Subordinated Units currently outstanding and the related distribution on the general partner interests. See "Risk Factors--Risks Inherent in an Investment in the Partnership-- Partnership Profitability Will Depend on Successful Integration of the Combined Operations" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    The amount of pro forma Available Cash from Operating Surplus for fiscal 1997 set forth above was derived from the Selected Pro Forma Financial and Operating Data of the Partnership in the manner set forth in "Cash Available for Distribution." The pro forma adjustments are based upon currently available information and certain estimates and assumptions. The Selected Pro Forma Financial and Operating Data do not purport to present the results of operations of the Partnership had the Transactions referred to therein actually been completed as of the dates indicated. Furthermore, the Selected Pro Forma Financial and Operating Data are based on accrual accounting concepts while Operating Surplus is defined in the Partnership Agreement on a cash accounting basis. As a consequence, the amount of pro forma Available Cash from Operating Surplus shown above should only be viewed as a general indication of the amount of Available Cash from Operating Surplus that might in fact have been generated by the Partnership had it been formed in earlier periods. Available Cash from Operating Surplus generated during a specified period refers generally to (i) all cash receipts of the Partnership from its operations generated during such period, less (ii) all Partnership operating expenses, debt service payments (including any increases in reserves therefor but not including amounts paid from any reduction in reserves, or payments required in connection with the sale of assets, or any refinancing with the proceeds of new indebtedness or an equity offering) and maintenance capital expenditures, in each case during such period. For a complete definition of Operating Surplus, see the Glossary.

    The Partnership is required to establish reserves for the future payment of principal and interest on the Notes and the indebtedness under the Bank Credit Facility. There are other provisions in such agreements which will, under certain circumstances, restrict the Partnership's ability to make distributions to its partners. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--The Partnership--Liquidity and Capital Resources--Financing and Sources of Liquidity."

                      PARTNERSHIP STRUCTURE AND MANAGEMENT

    The Partnership conducts, in substantially every respect, the propane businesses that were formerly conducted by Synergy, Empire Energy and Coast (as well as those businesses that have been acquired since the IPO). The operations of the Partnership are conducted through, and the operating assets are owned by, the Operating Partnership, a Delaware limited partnership, and any other subsidiary operating partnerships and corporations. The Partnership owns a 98.9899% limited partner interest in the Operating Partnership. The General Partners are also the general partners of the Operating Partnership, with an aggregate 1.0101% general partner interest in the Operating Partnership. The General Partners therefore own an aggregate 2% general partner interest in the Partnership and the Operating Partnership on a combined basis.

    The senior executives who managed Coast prior to the IPO manage and operate the Partnership's business as the senior executives of the Managing General Partner. The Managing General Partner and its affiliates do not receive any management fee or other compensation in connection with its management of the Partnership, but are reimbursed at cost for all direct and indirect expenses incurred on behalf of the Partnership and all other necessary or appropriate expenses allocable to the Partnership or otherwise reasonably incurred by the Managing General Partner or its affiliates in connection with the operation of the Partnership's business. The Special General Partner has no duty or right to participate in the management or operation of the Partnership.

    Conflicts of interest may arise between the Managing General Partner and its affiliates, on the one hand, and the Partnership, the Operating Partnership and the Unitholders, on the other, including conflicts relating to the compensation of the officers and employees of the Managing General Partner and the determination of fees and expenses that are allocable to the Partnership. The Managing General Partner has an audit committee (the "Audit Committee"), consisting of three members, including two independent members of its Board of Directors, that is available at the Managing General Partner's discretion to review matters involving conflicts of interest. See "Conflicts of Interest and Fiduciary Responsibilities."

    The principal executive offices of the Partnership and the Operating Partnership are located at 432 Westridge Drive, Watsonville, California 95076. The telephone number at such offices is (408) 724-1921.

    The following chart depicts the organization and ownership of the Partnership and the Operating Partnership as of the date of this Prospectus. The percentages reflected in the following chart represent the approximate ownership interest in each of the Partnership and the Operating Partnership individually and not on an aggregate basis. Except in the following chart, the ownership percentages referred to in this Prospectus reflect the approximate effective ownership interest of the Unitholders in the Partnership and the Operating Partnership on a combined basis. The 2% ownership percentage of the General Partners referred to in this Prospectus reflects the approximate effective ownership interest of the General Partners in the Partnership and the Operating Partnership on a combined basis.

              [The following is a description of a graphic chart]

    EFFECTIVE AGGREGATE OWNERSHIP OF THE PARTNERSHIP AND THE OPERATING
PARTNERSHIP
Public Unitholders' Common Units 61.5%
General Partners' Subordinated Units 36.5%
General Partners' Combined General Partner Interest 2.0%

    NORTHWESTERN PUBLIC SERVICE COMPANY ("NPS") has 100% Ownership of NORTHWESTERN GROWTH CORPORATION ("Northwestern Growth"), which has 100% Ownership of CORNERSTONE PROPANE GP, INC. ("Managing General Partner").

    The Managing General Partner owns (i) 5,677,040 Subordinated Units (representing a 31.7096% Limited Partner Interest) and has a 0.7686% Managing General Partner Interest in CORNERSTONE PROPANE PARTNERS, L.P. ("Partnership"),
(ii) a 0.7764% Managing General Partner interest in CORNERSTONE PROPANE, L.P. ("Operating Partnership") and (iii) an 82.5% Common Stock Ownership Interest in SYN INC. ("Synergy" or "Special General Partner"). (The remaining 17.5% Common Stock Ownership Interest in Synergy is owned by unaffiliated shareholders.)

    Synergy owns (i) 920,579 Subordinated Units (representing a 5.1420% Limited Partner Interest) and a 0.2314% Special General Partner Interest in the Partnership and (ii) a 0.2337% Special General Partner Interest in the Operating Partnership.

    The remaining 62.1484% Limited Partnership Interest in the Partnership is owned by the PUBLIC UNITHOLDERS (11,126,552 Common Units).

    The Partnership has a 98.9899% Limited Partner Interest in the Operating Partnership and the Operating Partnership has 100% ownership of Cornerstone Sales & Service Corporation.

                                  THE OFFERING

Securities Offered................  2,400,000 Common Units.
Use of Proceeds...................  General business purposes, including working capital, expansion of the Partnership's propane business by
                                      internal growth and through acquisition, and repayment
                                      of indebtedness.
Units Outstanding As of the Date
  of This Prospectus..............  11,126,552 Common Units and 6,597,619 Subordinated
                                    Units, representing an aggregate 61.5% and 36.5% limited
                                      partner interest in the Partnership, respectively.
Distributions of Available Cash...  The Partnership will distribute all of its Available
                                    Cash within 45 days after the end of each quarter to the
                                      Unitholders of record on the applicable record date
                                      and to the General Partners. "Available Cash" for any
                                      quarter will consist generally of all cash on hand at
                                      the end of such quarter, as adjusted for reserves. The
                                      complete definition of Available Cash is set forth in
                                      the Glossary. The Managing General Partner has broad
                                      discretion in making cash disbursements and
                                      establishing reserves, thereby affecting the amount of
                                      Available Cash that will be distributed with respect
                                      to any quarter. In addition, the terms of the
                                      Partnership's indebtedness require that certain
                                      reserves for the payment of principal and interest be
                                      maintained. See "Risk Factors-- Risks Inherent in an
                                      Investment in the Partnership--Cash Distributions Are
                                      Not Guaranteed and May Fluctuate with Partnership
                                      Performance" for a description of the reserves for the
                                      payment of principal and interest that the Partnership
                                      will be required to maintain. Available Cash will
                                      generally be distributed 98% to Unitholders and 2% to
                                      the General Partners, except that if distributions of
                                      Available Cash from Operating Surplus exceed specified
                                      target levels ("Target Distribution Levels") in excess
                                      of the Minimum Quarterly Distribution, the General
                                      Partners will receive a percentage of such excess
                                      distributions that will increase to up to 50% of the
                                      excess distributions above the highest Target
                                      Distribution Level. See "Cash Distribution
                                      Policy--Incentive Distributions--Hypothetical
                                      Annualized Yield."
Distributions to Common and
  Subordinated Unitholders........  The Partnership intends, to the extent there is sufficient Available Cash from Operating Surplus, to
                                      distribute to each holder of Common Units at least the
                                      Minimum Quarterly Distribution of $.54 per Common Unit
                                      per quarter. The Minimum Quarterly Distribution is not
                                      guaranteed and is subject to adjustment as described
                                      under "Cash Distribution Policy--Adjustment of Minimum
                                      Quarterly Distribution and Target Distribution
                                      Levels."
                                    With respect to each quarter during the Subordination
                                      Period, which will generally not end prior to December
                                      31, 2001, the Common Unitholders will generally have
                                      the right to receive the Minimum Quarterly
                                      Distribution, plus any arrearages thereon ("Common
                                      Unit Arrearages"), and the General

                                      Partners will have the right to receive the related
                                      distribution on the general partner interests, before
                                      any distribution of Available Cash from Operating
                                      Surplus is made to the Subordinated Unitholders. This
                                      subordination feature will enhance the Partnership's
                                      ability to distribute the Minimum Quarterly
                                      Distribution on the Common Units during the
                                      Subordination Period. Subordinated Units will not
                                      accrue distribution arrearages. Upon expiration of the
                                      Subordination Period, Common Units will no longer
                                      accrue distribution arrearages. See "Cash Distribution
                                      Policy."
Subordination Period..............  The Subordination Period will generally extend until the first day of any quarter beginning after December 31,
                                      2001 in respect of which (i) distributions of
                                      Available Cash from Operating Surplus on the Common
                                      Units and the Subordinated Units with respect to each
                                      of the three consecutive four-quarter periods
                                      immediately preceding such date equaled or exceeded
                                      the sum of the Minimum Quarterly Distribution on all
                                      of the outstanding Common Units and Subordinated Units
                                      during such periods, (ii) the Adjusted Operating
                                      Surplus generated during each of the three consecutive
                                      four-quarter periods immediately preceding such date
                                      equaled or exceeded the sum of the Minimum Quarterly
                                      Distribution on all of the outstanding Common Units
                                      and Subordinated Units and the related distribution on
                                      the general partner interests in the Partnership
                                      during such periods, and (iii) there are no
                                      outstanding Common Unit Arrearages. Upon expiration of
                                      the Subordination Period, all remaining Subordinated
                                      Units will convert into Common Units on a one-for-one
                                      basis and will thereafter participate pro rata with
                                      the other Common Units in distributions of Available
                                      Cash.
Early Conversion of Subordinated
  Units...........................  A portion of the Subordinated Units will convert into
                                    Common Units on the first day after the record date
                                      established for the distribution in respect of any
                                      quarter ending on or after (a) December 31, 1999 (with
                                      respect to one-quarter of the Subordinated Units) and
                                      (b) December 31, 2000 (with respect to one-quarter of
                                      the Subordinated Units), in respect of which (i)
                                      distributions of Available Cash from Operating Surplus
                                      on the Common Units and the Subordinated Units with
                                      respect to each of the three consecutive four-quarter
                                      periods immediately preceding such date equaled or
                                      exceeded the sum of the Minimum Quarterly Distribution
                                      on all of the outstanding Common Units and
                                      Subordinated Units during such periods, (ii) the
                                      Adjusted Operating Surplus generated during each of
                                      the two consecutive four-quarter periods immediately
                                      preceding such date equaled or exceeded the sum of the
                                      Minimum Quarterly Distribution on all of the
                                      outstanding Common Units and Subordinated Units and
                                      the related distribution on the general partner
                                      interests in the Partnership during such periods, and
                                      (iii) there are no

                                      outstanding Common Unit Arrearages; provided, however,
                                      that the early conversion of the second one-quarter of
                                      Subordinated Units may not occur until at least one
                                      year following the early conversion of the first
                                      one-quarter of Subordinated Units. See "Cash
                                      Distribution Policy-- Distributions from Operating
                                      Surplus During Subordination Period."
Incentive Distributions...........  If quarterly distributions of Available Cash exceed the
                                    Target Distribution Levels, the General Partners will
                                      receive distributions which are generally equal to
                                      15%, then 25% and then 50% of the distributions of
                                      Available Cash that exceed such Target Distribution
                                      Levels. The Target Distribution Levels are based on
                                      the amounts of Available Cash from Operating Surplus
                                      distributed with respect to a given quarter that
                                      exceed distributions made with respect to the Minimum
                                      Quarterly Distribution and Common Unit Arrearages, if
                                      any. See "Cash Distribution Policy--Incentive
                                      Distributions-- Hypothetical Annualized Yield." The
                                      distributions to the General Partners described above
                                      that are in excess of their aggregate 2% general
                                      partner interest are referred to herein as the
                                      Incentive Distributions.
Adjustment of Minimum Quarterly
  Distribution and Target
  Distribution Levels.............  The Minimum Quarterly Distribution and the Target
                                      Distribution Levels are subject to downward
                                      adjustments in the event that the Unitholders receive
                                      distributions of Available Cash from Capital Surplus
                                      or legislation is enacted or existing law is modified
                                      or interpreted by the relevant governmental authority
                                      in a manner that causes the Partnership to be treated
                                      as an association taxable as a corporation or
                                      otherwise taxable as an entity for federal, state or
                                      local income tax purposes. Distributions of Available
                                      Cash from Capital Surplus represent a "return of
                                      capital" rather than a "return on capital." If, as a
                                      result of distributions of Available Cash from Capital
                                      Surplus, the Unitholders receive an amount equal to
                                      the initial public offering price of the Common Units
                                      and any unpaid Common Unit Arrearages, the
                                      distributions of Available Cash payable to the General
                                      Partners and their affiliates will increase to 50% of
                                      all amounts distributed thereafter. See "Cash
                                      Distribution Policy--General," "--Distributions from
                                      Capital Surplus" and "--Adjustment of Minimum
                                      Quarterly Distribution and Target Distribution
                                      Levels."

Partnership's Ability to Issue
  Additional Units................  The Partnership Agreement generally authorizes the
                                    Partnership to issue an unlimited number of additional
                                      limited partner interests and other equity securities
                                      of the Partnership for such consideration and on such
                                      terms and conditions as shall be established by the
                                      Managing General Partner in its sole discretion
                                      without the approval of the Unitholders. During the
                                      Subordination Period, however, the Partnership may not
                                      issue equity securities ranking prior or senior to the
                                      Common Units or an aggregate of more than 4,270,000
                                      Common Units (excluding Common Units issued upon
                                      conversion of Subordinated Units, pursuant to employee
                                      benefit plans or in connection with certain
                                      acquisitions or capital improvements or the repayment
                                      of certain indebtedness) or an equivalent number of
                                      securities ranking on a parity with the Common Units,
                                      without the approval of the holders of a Unit
                                      Majority. See "The Partnership Agreement--Issuance of
                                      Additional Securities."

Limited Call Right................  If at any time less than 20% of the issued and outstanding Common Units are held by persons other than
                                      the Managing General Partner and its affiliates, the
                                      Managing General Partner may purchase all of the
                                      remaining Common Units at a price generally equal to
                                      the then current market price of the Common Units. See
                                      "The Partnership Agreement--Limited Call Right."

Limited Voting Rights.............  Unitholders do not have voting rights except with respect to the following matters, for which the
                                      Partnership Agreement requires the approval of at
                                      least a majority (and in certain cases a greater
                                      percentage) of all of the holders of the Subordinated
                                      Units and of all of the holders of the Common Units: a
                                      sale or exchange of all or substantially all of the
                                      Partnership's assets, the removal or the withdrawal of
                                      the General Partners, the election of a successor
                                      Managing General Partner, a dissolution or
                                      reconstitution of the Partnership, a merger of the
                                      Partnership, issuance of limited partner interests in
                                      certain circumstances, approval of certain actions of
                                      the General Partners (including the transfer by either
                                      of the General Partners of its general partner
                                      interest or Incentive Distribution Rights under
                                      certain circumstances) and certain amendments to the
                                      Partnership Agreement, including any amendment that
                                      would cause the Partnership to be treated as an
                                      association taxable as a corporation. Holders of
                                      Subordinated Units will generally vote as a class
                                      separate from the holders of Common Units. After
                                      Subordinated Units convert into Common Units (either
                                      upon termination of the Subordination Period or upon
                                      early conversion), holders of such Common Units will
                                      vote as a single class together with the holders of
                                      the other Common Units. Under the Partnership
                                      Agreement, the Managing General Partner generally is
                                      permitted to effect amendments to the

                                      Partnership Agreement that do not adversely affect
                                      Unitholders. See "The Partnership Agreement."

Change of Management Provisions...  Any person or group (other than the Managing General
                                    Partner and its affiliates) that acquires beneficial
                                      ownership of 20% or more of the Common Units will lose
                                      its voting rights with respect to all of its Common
                                      Units. In addition, if the Managing General Partner is
                                      removed other than for Cause and Units held by the
                                      General Partners and their affiliates are not voted in
                                      favor of such removal, (i) the Subordination Period
                                      will end and all outstanding Subordinated Units will
                                      immediately convert into Common Units on a one-for-one
                                      basis, (ii) any existing Common Unit Arrearages will
                                      be extinguished and (iii) the General Partners will
                                      have the right to convert their general partner
                                      interests (and their rights to receive Incentive
                                      Distributions) into Common Units or to receive cash in
                                      exchange for such interests. These provisions are
                                      intended to discourage a person or group from
                                      attempting to remove the current Managing General
                                      Partner or otherwise change the management of the
                                      Partnership. The effect of these provisions may be to
                                      diminish the price at which the Common Units trade
                                      under certain circumstances. See "The Partnership
                                      Agreement--Change of Management Provisions."

Removal and Withdrawal of the
  General Partners................  Subject to certain conditions, the Managing General
                                    Partner may be removed upon the approval of the holders
                                      of at least 66 2/3% of the outstanding Units
                                      (including Units held by the General Partners and
                                      their affiliates) and the election of a successor
                                      general partner by the vote of the holders of not less
                                      than a majority of the outstanding Units. A meeting of
                                      holders of the Common Units may be called only by the
                                      Managing General Partner or by the holders of 20% or
                                      more of the outstanding Common Units. The ownership of
                                      the Subordinated Units by the Managing General Partner
                                      and its affiliates effectively gives the Managing
                                      General Partner the ability to prevent its removal.
                                      The Managing General Partner has agreed not to
                                      voluntarily withdraw as general partner of the
                                      Partnership and the Operating Partnership prior to
                                      December 31, 2006, subject to limited exceptions,
                                      without obtaining the approval of at least a Unit
                                      Majority and furnishing an Opinion of Counsel (as
                                      defined in the Glossary). The Special General Partner
                                      must withdraw or be removed as a general partner upon
                                      the withdrawal or removal of the Managing General
                                      Partner. See "The Partnership Agreement--Withdrawal or
                                      Removal of the General Partners" and "--Meetings;
                                      Voting."

Distributions Upon Liquidation....  If the Partnership liquidates during the Subordination
                                    Period, under certain circumstances holders of
                                      outstanding Common Units will be entitled to receive
                                      more per Unit in liquidating

                                      distributions than holders of outstanding Subordinated
                                      Units. The per Unit difference will be dependent upon
                                      the amount of gain or loss recognized by the
                                      Partnership in liquidating its assets and will be
                                      limited to the Unrecovered Capital of a Common Unit
                                      and any Common Unit Arrearages thereon. Under certain
                                      circumstances there may be insufficient gain for the
                                      holders of Common Units to fully recover all such
                                      amounts, even though there may be cash available for
                                      distribution to holders of Subordinated Units.
                                      Following conversion of the Subordinated Units into
                                      Common Units, all Units will be treated the same upon
                                      liquidation of the Partnership. See "Cash Distribution
                                      Policy--Distributions of Cash Upon Liquidation."

Listing...........................  The Common Units are listed on the NYSE. Application will be made to list the Common Units offered hereby on
                                      the NYSE.

NYSE Symbol.......................  CNO

                         SUMMARY OF TAX CONSIDERATIONS

    The tax consequences of an investment in the Partnership to a particular investor will depend in part on the investor's own tax circumstances. Each prospective investor should consult his own tax advisor about the United States federal, state and local tax consequences of an investment in Common Units. The following is a brief summary of certain expected tax consequences of acquiring and disposing of Common Units. This summary reflects the opinion of Schiff Hardin & Waite, counsel to the General Partners and the Partnership ("Counsel"), described in "Tax Considerations." This summary is qualified by the discus-sion in "Tax Considerations."

PARTNERSHIP STATUS

    In the opinion of Counsel, the Partnership will be classified for federal income tax purposes as a partnership, and the beneficial owners of Common Units will generally be considered partners in the Partnership. Accordingly, the Partnership will pay no federal income taxes, and a holder of Common Units will be required to report in his federal income tax return his share of the Partnership's income, gains, losses and deductions. In general, cash distributions to a holder of Common Units will be taxable only if, and to the extent that, they exceed the tax basis in his Common Units.

PARTNERSHIP ALLOCATIONS

    In general, income and loss of the Partnership will be allocated to the General Partners and the Unitholders for each taxable year in accordance with their respective percentage interests in the Partnership, as determined annually and prorated on a monthly basis and subsequently apportioned among the General Partners and the Unitholders of record as of the opening of the first business day of the month to which they relate, even though Unitholders may dispose of their Units during the month in question. As described in greater detail in "Consequences of Exchanging Property for Common Units," however, a Unitholder acquiring Units in exchange for a conveyance of assets to the Partnership will be required to take into account certain special allocations of income and loss for federal income tax purposes related to the conveyed assets. At any time that distributions are made on the Common Units and not on the Subordinated Units, or that Incentive Distributions are made to the General Partners, gross income will be allocated to the recipients to the extent of such distribution. A Unitholder will be required to take into account, in determining his federal income tax liability, his share of income generated by the Partnership for each taxable year of the Partnership ending within or with the Unitholder's taxable year even if cash distributions are not made to him. As a consequence, a Unitholder's share of taxable income of the Partnership (and possibly the income tax payable by him with respect to such income) may exceed the cash actually distributed to him.

CONSEQUENCES OF EXCHANGING PROPERTY FOR COMMON UNITS

    In general, no gain or loss will be recognized for federal income tax purposes by the Partnership or by a person (including any individual, partnership, S corporation or corporation taxed under Subchapter C of the Code) contributing property (including stock) to the Partnership in exchange for Common Units. If the Partnership assumes liabilities or takes assets subject to liabilities in connection with a contribution of assets in exchange for Common Units, however, taxable gain may be recognized by the contributing person in certain circumstances. Any existing tax gain (generally, the excess of fair market value over tax basis) is recognized over the period of time during which the Partnership claims depreciation or amortization deductions with respect to the contributed property, or when the contributed property is disposed of by the Partnership. See "Tax Considerations--Consequences of Exchanging Property for Common Units."

BASIS OF COMMON UNITS

    A person who contributes property (including stock) to the Partnership in exchange for Common Units will generally have an initial tax basis for his Common Units equal to the tax basis of the property contributed to the Partnership in exchange for Common Units. The tax basis for a Common Unit will be increased by the Unitholder's share of Partnership income and his share of increases in Partnership debt. The basis for a Common Unit will be decreased (but not below zero) by distributions from the Partnership (including deemed distributions resulting from the assumption of indebtedness by the Partnership), by the Unitholder's share of Partnership losses, by his share of decreases in Partnership debt and by the Unitholder's share of expenditures of the Partnership that are not deductible in computing the taxable income and are not required to be capitalized.

LIMITATIONS ON DEDUCTIBILITY OF PARTNERSHIP LOSSES

    In the case of taxpayers subject to the passive loss rules (generally, individuals and closely held corporations), any Partnership losses will only be available to offset future income generated by the Partnership and cannot be used to offset income from other activities, including passive activities or investments. Any losses unused by virtue of the passive loss rules may be fully deducted when the Unitholder disposes of all of his Common Units in a taxable transaction with an unrelated party.

SECTION 754 ELECTION

    The Partnership intends to make the election provided for by Section 754 of the Code, which will generally result in a Unitholder being allocated income and deductions calculated by reference to the portion of his purchase price attributable to each asset of the Partnership.

DISPOSITION OF COMMON UNITS

    A Unitholder who sells Common Units will recognize gain or loss equal to the difference between the amount realized and the adjusted tax basis of those Common Units. Thus, distributions of cash from the Partnership to a Unitholder in excess of the income allocated to him will, in effect, become taxable income if he sells the Common Units at a price greater than his adjusted tax basis even if the price is less than his original cost. A portion of the amount realized (whether or not representing gain) may be ordinary income.

STATE, LOCAL AND OTHER TAX CONSIDERATIONS

    In addition to federal income taxes, Unitholders will likely be subject to other taxes, such as state and local income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which a Unitholder resides or in which the Partnership does business or owns property. Although an analysis of those various taxes is not presented here, each prospective Unitholder should consider their potential impact on his investment in the Partnership. The Partnership currently owns property and conducts business in the following states which currently impose a personal income tax: Alabama, Arizona, Arkansas, California, Georgia, Illinois, Indiana, Kentucky, Maryland, Mississippi, Missouri, New Hampshire, New Jersey, New Mexico, New York, North Carolina, Ohio, Oklahoma, South Carolina, Tennessee, Utah, Vermont and Virginia. In certain states, tax losses may not produce a tax benefit in the year incurred (if, for example, the Partnership has no income from sources within that state) and also may not be available to offset income in subsequent taxable years. Some of the states may require the Partnership, or the Partnership may elect, to withhold a percentage of income from amounts to be distributed to a Unitholder. Withholding, the amount of which may be more or less than a particular Unitholder's income tax liability owed to the state, may not relieve the nonresident Unitholder from the obligation to file an income tax return. Amounts withheld may be treated as if distributed to Unitholders for purposes of determining the amounts distributed by the Partnership. Based on current law and its estimate of future Partnership operations, the Partnership anticipates that any amounts required to be withheld will not be material. It is the responsibility of each prospective Unitholder to investigate the legal and tax consequences, under the laws of pertinent states and localities, of his investment in the Partnership. Accordingly, each prospective Unitholder should consult, and must depend upon, his own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each Unitholder to file all U.S. federal, state and local tax returns that may be required of such Unitholder. Counsel has not rendered an opinion on the state or local tax consequences of an investment in the Partnership.

OWNERSHIP OF COMMON UNITS BY TAX-EXEMPT ORGANIZATIONS AND CERTAIN OTHER
  INVESTORS

    An investment in Common Units by tax-exempt organizations (including IRAs) and other retirement plans), regulated investment companies and foreign persons raises issues unique to such persons. Virtually all of the Partnership income allocated to a Unitholder which is a tax-exempt organization will be unrelated business taxable income and, thus, will be taxable to such Unitholder; no significant amount of the Partnership's gross income will be qualifying income for purposes of determining whether a Unitholder will qualify as a regulated investment company; and a Unitholder who is a nonresident alien, foreign corporation or other foreign person will be regarded as being engaged in a trade or business in the United States as a result of ownership of Common Units and thus will be required to file federal income tax returns and to pay tax on such Unitholder's share of Partnership taxable income. Furthermore, distributions to foreign Unitholders will be subject to federal income tax withholding. See "Tax Considerations-- Uniformity of Units--Tax-Exempt Organizations and Certain Other Investors."

TAX SHELTER REGISTRATION

    The Code generally requires that "tax shelters" be registered with the Secretary of the Treasury. It is arguable that the Partnership is not subject to this registration requirement. Nevertheless, the Partnership has registered as a tax shelter (I.D. No. 97071000067) with the Secretary of the Treasury. ISSUANCE OF THE REGISTRATION NUMBER DOES NOT INDICATE THAT AN INVESTMENT IN THE PARTNERSHIP OR THE CLAIMED TAX BENEFITS HAS BEEN REVIEWED, EXAMINED OR APPROVED BY THE IRS. See "Tax Considerations--Administrative Matters-- Registration as a Tax Shelter."

                                  RISK FACTORS

    LIMITED PARTNER INTERESTS ARE INHERENTLY DIFFERENT FROM CAPITAL STOCK OF A CORPORATION, ALTHOUGH MANY OF THE BUSINESS RISKS TO WHICH THE PARTNERSHIP IS SUBJECT ARE SIMILAR TO THOSE THAT WOULD BE FACED BY A CORPORATION ENGAGED IN A SIMILAR BUSINESS. PROSPECTIVE PURCHASERS OF THE COMMON UNITS SHOULD CONSIDER THE FOLLOWING RISK FACTORS IN EVALUATING AN INVESTMENT IN THE COMMON UNITS.

RISKS INHERENT IN THE PARTNERSHIP'S BUSINESS

    WEATHER CONDITIONS AFFECT THE DEMAND FOR PROPANE

    Weather conditions have a significant impact on the demand for propane for both heating and agricultural purposes. Many customers of the Partnership rely heavily on propane as a heating fuel. Accordingly, the volume of retail propane sold is highest during the six-month peak heating season of October through March and is directly affected by the severity of the winter weather. During fiscal 1997, approximately 68.8% of the Partnership's combined retail propane volume and approximately 90% of the Partnership's pro forma EBITDA were attributable to sales during the peak heating season. Actual weather conditions can vary substantially from year to year, significantly affecting the Partnership's financial performance. Furthermore, variations in weather in one or more regions in which the Partnership operates can significantly affect the total volume of propane sold by the Partnership and the margins realized on such sales and, consequently, the Partnership's results of operations. Agricultural demand is also affected by weather, as dry weather during the harvest season reduces demand for propane used in crop drying. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    THE PARTNERSHIP WILL BE SUBJECT TO PRICING AND INVENTORY RISKS

    The retail propane business is a "margin-based" business in which gross profits depend on the excess of sales prices over propane supply costs. Consequently, the Partnership's profitability will be sensitive to changes in wholesale propane prices. Propane is a commodity, the market price of which can be subject to volatile changes in response to changes in supply or other market conditions. The Partnership will have no control over these market conditions. Consequently, the unit price of propane purchased by the Partnership, as well as other propane marketers, can change rapidly over a short period of time. In general, product supply contracts permit suppliers to charge posted prices (plus transportation costs) at the time of delivery or the current prices established at major delivery points. As it may not be possible immediately to pass on to customers rapid increases in the wholesale cost of propane, such increases could reduce the Partnership's gross profits. See "--The Retail Propane Business Is Highly Competitive."

    Propane is available from numerous sources, including integrated international oil companies, independent refiners and independent wholesalers. The Partnership purchases propane from a variety of suppliers pursuant to supply contracts or on the spot market. To the extent that the Partnership purchases propane from foreign (including Canadian) sources, its propane business will be subject to risks of disruption in foreign supply. The Partnership generally attempts to minimize inventory risk by purchasing propane on a short-term basis. However, the Partnership may purchase large volumes of propane during periods of low demand, which generally occur during the summer months, at the then current market price. Because of the potential volatility of propane prices, if the Partnership makes such purchases, the market price for propane could fall below the price at which the Partnership made the purchases, thereby adversely affecting gross margins or sales or rendering sales from such inventory unprofitable. The Partnership engages in hedging of product cost and supply through common hedging practices. See "Business and Properties--Propane Supply and Storage."

    THE RETAIL PROPANE BUSINESS IS HIGHLY COMPETITIVE

    The Partnership's profitability is affected by the competition for customers among all participants in the retail propane business. The Partnership competes with other distributors of propane, including a number of large national and regional firms and several thousand small independent firms. Some of these competitors are larger or have greater financial resources than the Partnership. Should a competitor attempt to increase market share by reducing prices, the Partnership's financial condition and results of operations could be materially adversely affected. Generally, warmer-than-normal weather further intensifies competition. The Partnership believes that its ability to compete effectively depends on the reliability of its service, its responsiveness to customers and its ability to maintain competitive retail prices.

    THE RETAIL PROPANE BUSINESS FACES COMPETITION FROM ALTERNATIVE ENERGY
     SOURCES

    Propane competes with other sources of energy, some of which are less costly for equivalent energy value. The Partnership competes for customers against suppliers of electricity, natural gas and fuel oil. Electricity is a major competitor of propane, but propane generally enjoys a competitive price advantage over electricity. Except for certain industrial and commercial applications, propane is generally not competitive with natural gas in areas where natural gas pipelines already exist because natural gas is a significantly less expensive source of energy than propane. The gradual expansion of the nation's natural gas distribution systems has resulted in the availability of natural gas in many areas that previously depended upon propane. Although propane is similar to fuel oil in certain applications and market demand, propane and fuel oil compete to a lesser extent primarily because of the cost of converting from one to the other. The Partnership cannot predict the effect that the development of alternative energy sources might have on its operations.

    THE PARTNERSHIP MAY NOT BE SUCCESSFUL IN GROWING THROUGH ACQUISITIONS

    The retail propane industry is mature, and the Partnership foresees only limited growth in total retail demand for propane. Moreover, as a result of long-standing customer relationships that are typical in the retail home propane industry, the inconvenience of switching tanks and suppliers and propane's higher cost as compared to certain other energy sources, such as natural gas, the Partnership may experience difficulty in acquiring new retail customers, other than through acquisitions. Therefore, while the Partnership's business strategy includes internal growth and start-ups of new customer service locations, the ability of the Partnership's propane business to grow will depend principally upon its ability to acquire other retail propane distributors. There can be no assurance that the Partnership will identify attractive acquisition candidates in the future, that the Partnership will be able to acquire such businesses on economically acceptable terms, that any acquisitions will not be dilutive to earnings and distributions to the Unitholders or that any additional debt incurred to finance acquisitions will not affect the ability of the Partnership to make distributions to the Unitholders. The Partnership is not required under the Partnership Agreement to seek Unitholder approval of any acquisition. The Partnership is subject to certain covenants in agreements governing its indebtedness that restrict the Partnership's ability to incur indebtedness to finance acquisitions. In addition, to the extent that warm weather adversely affects the Partnership's operating and financial results, the Partnership's access to capital and its acquisition activities may be limited.

    THE PARTNERSHIP IS SUBJECT TO OPERATING AND LITIGATION RISKS WHICH MAY NOT
     BE COVERED BY INSURANCE

    The Partnership's operations are subject to all operating hazards and risks normally incidental to handling, storing and delivering combustible liquids such as propane. As a result, the Partnership is a defendant in various legal proceedings and litigation arising in the ordinary course of business. The Partnership maintains insurance policies with insurers in such amounts and with such coverages and deductibles as it believes are reasonable and prudent. However, there can be no assurance that such insurance will be adequate to protect the Partnership from all material expenses related to potential future claims for personal injury and property damage or that such levels of insurance will be available in the future at economical prices.

    THE PARTNERSHIP IS DEPENDENT UPON KEY PERSONNEL

    The Partnership believes that its success depends to a significant extent upon the efforts and abilities of its senior management team. The failure by the Managing General Partner to retain members of its senior management team could adversely affect the financial condition or results of operations of the Partnership. Each of Messrs. Baxter, Kittrell, Goedde and DiCosimo is employed by the Managing General Partner pursuant to a three-year employment contract. However, each of the executives will be entitled to terminate his agreement and receive a severance amount equal to the total compensation due for the remainder of the employment term upon a "change of control" of NPS, which is defined to include any person or group becoming the beneficial owner of 10% of the voting securities of NPS, and upon certain other circumstances. See "Management--Executive Compensation--Employment Agreements, Severance Arrangements."

    ENERGY EFFICIENCY AND TECHNOLOGY ADVANCES MAY AFFECT DEMAND

    The national trend toward increased conservation and technological advances, including installation of improved insulation and the development of more efficient furnaces and other heating devices, has adversely affected the demand for propane by retail customers. The Partnership cannot predict the materiality of the effect of future conservation measures or the effect that any technological advances in heating, conservation, energy generation or other devices might have on its operations.

RISKS INHERENT IN AN INVESTMENT IN THE PARTNERSHIP

    CASH DISTRIBUTIONS ARE NOT GUARANTEED AND MAY FLUCTUATE WITH PARTNERSHIP
     PERFORMANCE

    Although the Partnership will distribute all of its Available Cash, there can be no assurance regarding the amounts of Available Cash to be generated by the Partnership. The actual amounts of Available Cash will depend upon numerous factors, including cash flow generated by operations, required principal and interest payments on the Partnership's debt, the costs of acquisitions (including related debt service payments), restrictions contained in the Partnership's debt instruments, issuances of debt and equity securities by the Partnership, fluctuations in working capital, capital expenditures, adjustments in reserves, prevailing economic conditions and financial, business and other factors, a number of which are beyond the control of the Partnership and the Managing General Partner. Because the Partnership is effectively a holding company for the Operating Partnership, distributions by the Partnership are dependent upon distributions of cash from the Operating Partnership to the Partnership. Cash distributions are dependent primarily on cash flow, including from reserves and working capital borrowings, and not on profitability, which is affected by non-cash items. Therefore, cash distributions might be made during periods when the Partnership records losses and might not be made during periods when the Partnership records profits.

    The amount of Available Cash from Operating Surplus needed to distribute the Minimum Quarterly Distribution for four quarters on the Common Units and Subordinated Units outstanding as of the date of this Prospectus and on the General Partners' aggregate 2% general partner interest is approximately $39.1 million ($24.0 million for the Common Units, $14.3 million for the Subordinated Units and $781,000 for the aggregate 2% general partner interest). The amount of pro forma Available Cash from Operating Surplus generated during fiscal 1997 was approximately $22.3 million (including approximately $2.9 million of Available Cash from Operating Surplus of businesses acquired in May and June, 1997 but not reflecting approximately $3.5 million of Available Cash from Operating Surplus of businesses acquired subsequent to June 30, 1997). Such amount would have been insufficient by approximately $2.5 million to cover the Minimum Quarterly Distribution for such fiscal year on all of the Common Units currently outstanding and the related distribution on the general partner interests, and would have been insufficient by approximately $16.8 million to cover the Minimum Quarterly Distribution on all Subordinated Units and the related distribution on the general partner interests. See "Management's Discussion and Analysis of Financial Condition and Results of Operations." For the calculation of pro forma Available Cash from Operating Surplus, see "Cash Available for Distribution."

    The Partnership Agreement gives the Managing General Partner broad discretion in establishing reserves for the proper conduct of the Partnership's business that will affect the amount of Available Cash. Because the business of the Partnership is seasonal, the Managing General Partner will make additions to reserves during certain quarters in order to fund operating expenses, interest payments and cash distributions to partners with respect to other quarters. In addition, the Partnership is required to establish reserves in respect of future payments of principal and interest on the Notes and, in certain instances, in respect of future payments of principal and interest under the Bank Credit Facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--The Partnership--Liquidity and Capital Resources--Financing and Sources of Liquidity." The Partnership anticipates that reserves for interest on the Notes will be established at approximately $4.1 million at each March and September, and the reserves will be eliminated when interest payments are made on the Notes in June and December. The $4.1 million reserved for interest is approximately 10.5% of the amount of Available Cash needed to distribute the Minimum Quarterly Distribution for four quarters on the Common Units and the Subordinated Units outstanding as of the date of this Prospectus and on the General Partners' general partner interests. Reserves for repayment of principal on the Notes are not required until March 2003 and then will equal 25%, 50% and 75% at each March, June and September, respectively, of the next installment of principal, and the reserves will be eliminated when principal payments are made on the Notes in December. The $20.6 million reserved for principal payments is approximately 52.7% of the amount of Available Cash needed to distribute the Minimum Quarterly Distribution for four quarters on the Common Units and the Subordinated Units outstanding as of the date of this Prospectus and on the General Partners' general partner interests. Furthermore, the Notes and the Bank Credit Facility limit the Operating Partnership's ability to distribute cash to the Partnership. Distributions from the Operating Partnership will be the Partnership's primary source of Available Cash. Any subsequent refinancing of the Notes, the Bank Credit Facility or any other indebtedness incurred by the Partnership may have similar restrictions, and the Partnership's ability to distribute cash may also be limited during the existence of defaults under any of the Partnership's debt instruments. As a result of these and other factors, there can be no assurance regarding the actual levels of cash distributions to Unitholders by the Partnership.

    PARTNERSHIP PROFITABILITY WILL DEPEND ON SUCCESSFUL INTEGRATION OF THE
     COMBINED OPERATIONS

    There can be no assurance that the Partnership will be able to integrate successfully the Combined Operations, achieve anticipated cost savings or institute the necessary systems and procedures to successfully manage the combined enterprise on a profitable basis. The Partnership is managed by the senior executives who managed Coast prior to the IPO, and such executives have been involved with the operations of Synergy and Empire Energy only since December 17, 1996. The pro forma financial results of the Partnership include periods when the Combined Operations were not under common control and management and, therefore, may not be indicative of the Partnership's future financial and operating results. The inability of the Partnership to integrate successfully the Combined Operations could have a material adverse effect on the Partnership's business, financial condition and results of operations.

    THE PARTNERSHIP'S INDEBTEDNESS MAY LIMIT THE PARTNERSHIP'S ABILITY TO MAKE
     DISTRIBUTIONS AND MAY AFFECT ITS OPERATIONS

    At September 30, 1997, the Partnership's total indebtedness was approximately $256.2 million, constituting approximately 53.0% of its total capitalization. As a result, the Partnership is significantly leveraged and has indebtedness that is substantial in relation to its partners' capital. As of September 30, 1997, the Partnership had approximately $100.8 million of unused borrowing capacity under the Bank

Credit Facility. Future borrowings could result in a significant increase in the Partnership's leverage. The ability of the Partnership to make principal and interest payments depends on future performance, which performance is subject to many factors, a number of which will be outside the Partnership's control. The Notes and the Bank Credit Facility contain provisions relating to change of control. If such change of control provisions are triggered, such outstanding indebtedness may become due. In such event, there is no assurance that the Partnership would be able to pay the indebtedness. There is no restriction on the ability of the Managing General Partner or Northwestern Growth to enter into a transaction which would trigger such change of control provisions. The Notes and the Bank Credit Facility contain restrictive covenants that limit the ability of the Operating Partnership to distribute cash and to incur additional indebtedness. The payment of principal and interest on such indebtedness and the reserves required by the terms of the Partnership's indebtedness for the future payment thereof will reduce the cash available to make distributions on the Units. The Partnership's leverage may adversely affect the ability of the Partnership to finance its future operations and capital needs, limit its ability to pursue acquisitions and other business opportunities and make its results of operations more susceptible to adverse economic or operating conditions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--The Partnership--Liquidity and Capital Resources--Financing and Sources of Liquidity."

    COST REIMBURSEMENTS AND FEES DUE TO THE MANAGING GENERAL PARTNER MAY BE
     SUBSTANTIAL

    Prior to making any distribution on the Common Units, the Partnership will reimburse the Managing General Partner and its affiliates at cost for all expenses incurred on behalf of the Partnership. On a pro forma basis, approximately $48.9 million of expenses (primarily wages and salaries) would have been reimbursed by the Partnership to the Managing General Partner in fiscal 1997 (including $30.7 million actually reimbursed for the six and one-half month period ended June 30, 1997). In addition, the Managing General Partner and its affiliates may provide services to the Partnership for which the Partnership will be charged reasonable fees as determined by the Managing General Partner. The reimbursement of such expenses and the payment of any such fees could adversely affect the ability of the Partnership to make distributions.

    UNITHOLDERS HAVE CERTAIN LIMITS ON THEIR VOTING RIGHTS; THE MANAGING GENERAL
     PARTNER MANAGES AND OPERATES THE PARTNERSHIP

    The Managing General Partner manages and operates the Partnership. Unlike the holders of common stock in a corporation, holders of Common Units have only limited voting rights on matters affecting the Partnership's business. Holders of Common Units have no right to elect the Managing General Partner on an annual or other continuing basis, and the Managing General Partner may not be removed except pursuant to the vote of the holders of at least 66 2/3% of the outstanding Units (including Units owned by the General Partners and their affiliates) and upon the election of a successor general partner by the vote of the holders of not less than a majority of the Outstanding Units. The ownership of the Subordinated Units by the Managing General Partner and its affiliates effectively gives the Managing General Partner the ability to prevent its removal. As a result, holders of Common Units will have limited influence on matters affecting the operation of the Partnership, and third parties may find it difficult to attempt to gain control, or influence the activities, of the Partnership. See "The Partnership Agreement."

    THE PARTNERSHIP MAY ISSUE ADDITIONAL COMMON UNITS THEREBY DILUTING EXISTING
     UNITHOLDERS' INTERESTS

    The Partnership has the authority under the Partnership Agreement to issue an unlimited number of additional Common Units or other equity securities for such consideration and on such terms and conditions as are established by the Managing General Partner, in its sole discretion without the approval of the Unitholders. During the Subordination Period, however, the Partnership may not issue equity securities ranking prior or senior to the Common Units or an aggregate of more than 4,270,000 additional Common Units (excluding Common Units issued upon conversion of Subordinated Units, pursuant to employee benefit plans (such as the Restricted Unit Plan) or in connection with certain acquisitions or capital improvements or the repayment of certain indebtedness) or an equivalent number of securities ranking on a parity with the Common Units without the approval of holders of a Unit Majority. Under the Restricted Unit Plan, the executive officers and directors of the Managing General Partner are eligible to receive rights which, subject to vesting, entitle them to receive Common Units. The issuance of Common Units pursuant to the Restricted Unit Plan may dilute the interests of holders of Common Units in distributions by the Partnership. As of December 31, 1997, the Partnership has granted rights relating to 459,006 Common Units under the Restricted Unit Plan.

    After the end of the Subordination Period, the Partnership may issue an unlimited number of limited partner interests of any type without the approval of the Unitholders. The Partnership Agreement does not give the holders of Common Units the right to approve the issuance by the Partnership of equity securities ranking junior to the Common Units at any time. Based on the circumstances of each case, the issuance of additional Common Units or securities ranking on a parity with the Common Units may dilute the value of the interests of the then-existing holders of Common Units in the net assets of the Partnership, dilute the interests of holders of Common Units in distributions by the Partnership or make it more difficult for a person or group to remove the Managing General Partner or otherwise change the management of the Partnership.

    If some or all of the Subordinated Units are converted into Common Units, the amount of Available Cash necessary to pay the Minimum Quarterly Distribution with respect to all of the Common Units would be increased proportionately, thereby resulting in a dilution of the interests of existing Common Unitholders in distributions by the Partnership.

    CHANGE OF MANAGEMENT PROVISIONS

    The ownership of Subordinated Units by the Managing General Partner and its affiliates effectively preclude the removal of the Managing General Partner without its consent. In addition, the Partnership Agreement contains certain provisions that may have the effect of discouraging a person or group from attempting to remove the Managing General Partner of the Partnership or otherwise change the management of the Partnership. If the Managing General Partner is removed as general partner of the Partnership under circumstances where "Cause" does not exist and Units held by the Managing General Partner and its affiliates are not voted in favor of such removal, (i) the Subordination Period will end and all outstanding Subordinated Units will immediately convert into Common Units on a one-for-one basis, (ii) any existing Common Unit Arrearages will be extinguished and (iii) the General Partners will have the right to convert their general partner interests (and their rights to receive Incentive Distributions) into Common Units or to receive cash in exchange for such interests. "Cause" is defined as a court of competent jurisdiction having entered a final, non-appealable judgment finding the Managing General Partner liable for actual fraud, gross negligence or willful wanton misconduct in its capacity as a general partner of the Partnership. Further, if any person or group (other than the Managing General Partner or its affiliates) acquires beneficial ownership of 20% or more of any class of Units then outstanding, such person or group will lose voting rights with respect to all of its Units. In addition, the Partnership has substantial latitude in issuing equity securities without Unitholder approval. The Partnership Agreement also contains provisions limiting the ability of Unitholders to call meetings of Unitholders or to acquire information about the Partnership's operations as well as other provisions limiting the Unitholders' ability to influence the manner or direction of management. The effect of these provisions may be to diminish the price at which the Common Units trade under certain circumstances. See "The Partnership Agreement-- Withdrawal or Removal of the General Partners."

    THE MANAGING GENERAL PARTNER WILL HAVE A LIMITED CALL RIGHT WITH RESPECT TO
     THE LIMITED PARTNER INTERESTS

    If at any time less than 20% of the then-issued and outstanding limited partner interests of any class (including Common Units) are held by persons other than the Managing General Partner and its affiliates, the Managing General Partner will have the right, which it may assign to any of its affiliates or the Partnership, to acquire all, but not less than all, of the remaining limited partner interests of such class held by such unaffiliated persons at a price generally equal to the then-current market price of limited partner interests of such class. As a consequence, a holder of Common Units may be required to sell his Common Units at a time when he may not desire to sell them or at a price that is less than the price he would desire to receive upon such sale. See "The Partnership Agreement--Limited Call Right."

    UNITHOLDERS MAY NOT HAVE LIMITED LIABILITY IN CERTAIN CIRCUMSTANCES;
     LIABILITY FOR RETURN OF CERTAIN DISTRIBUTIONS

    The limitations on the liability of holders of limited partner interests for the obligations of a limited partnership have not been clearly established in some states. If it were determined that the Partnership had been conducting business in any state without compliance with the applicable limited partnership statute, or that the right or the exercise of the right by the Unitholders as a group to remove or replace the General Partners, to make certain amendments to the Partnership Agreement or to take other action pursuant to the Partnership Agreement constituted participation in the "control" of the Partnership's business, then the Unitholders could be held liable in certain circumstances for the Partnership's obligations to the same extent as a general partner. In addition, under certain circumstances a Unitholder may be liable to the Partnership for the amount of a distribution for a period of three years from the date of the distribution. See "The Partnership Agreement--Limited Liability" for a discussion of the limitations on liability and the implications thereof to a Unitholder.

    HOLDERS OF COMMON UNITS HAVE NOT BEEN REPRESENTED BY COUNSEL

    The holders of the Common Units were not represented by counsel in connection with the preparation of the Partnership Agreement or the other agreements referred to herein.

CONFLICTS OF INTEREST AND FIDUCIARY RESPONSIBILITIES

    Conflicts of interest could arise as a result of the relationships between the Partnership, on the one hand, and the General Partners and their affiliates, on the other. The directors and officers of the Managing General Partner have fiduciary duties to manage the Managing General Partner in a manner beneficial to its stockholder. At the same time, the Managing General Partner has fiduciary duties to manage the Partnership in a manner beneficial to the Partnership and the Unitholders. The duties of the Managing General Partner, as managing general partner, to the Partnership and the Unitholders, therefore, may come into conflict with the duties of management of the Managing General Partner to its stockholder.

    Conflicts of interest might arise with respect to the following matters, among others:

        (i) Decisions of the Managing General Partner with respect to the amount and timing of cash expenditures, borrowings, issuances of additional Units and reserves in any quarter will affect whether, or the extent to which, there is sufficient Available Cash from Operating Surplus to meet the Minimum Quarterly Distribution and Target Distribution Levels on all Units in a given quarter. In addition, actions by the Managing General Partner may have the effect of enabling the General Partners to receive distributions on the Subordinated Units or Incentive Distributions or hastening the expiration of the Subordination Period or the conversion of Subordinated Units into Common Units.

        (ii) The Partnership does not have any employees and relies solely on employees of the Managing General Partner and its affiliates.

       (iii) Under the terms of the Partnership Agreement, the Partnership reimburses the Managing General Partner and its affiliates for costs incurred in managing and operating the Partnership, including costs incurred in rendering corporate staff and support services to the Partnership.

        (iv) The terms of the New Acquisition Incentive Plan (described below under "Management-- Executive Compensation--Incentive Plans") could give the senior executives of the Managing General Partner an incentive to cause the Partnership to acquire additional propane operations without regard to whether the operations would prove beneficial to the Partnership and may present the senior executives of the Managing General Partner with a conflict of interest in negotiating the acquisition price on behalf of the Partnership.

        (v) Whenever possible, the Managing General Partner intends to limit the Partnership's liability under contractual arrangements to all or particular assets of the Partnership, with the other party thereto to have no recourse against the General Partners or their assets.

        (vi) Any agreements between the Partnership and the Managing General Partner and its affiliates will not grant to the holders of Common Units, separate and apart from the Partnership, the right to enforce the obligations of the Managing General Partner and such affiliates in favor of the Partnership. Therefore, the Managing General Partner, in its capacity as the managing general partner of the Partnership, will be primarily responsible for enforcing such obligations.

       (vii) Under the terms of the Partnership Agreement, the Managing General Partner is not restricted from causing the Partnership to pay the Managing General Partner or its affiliates for any services rendered on terms that are fair and reasonable to the Partnership or entering into additional contractual arrangements with any of such entities on behalf of the Partnership. Neither the Partnership Agreement nor any of the other agreements, contracts and arrangements between the Partnership, on the one hand, and the Managing General Partner and its affiliates, on the other, are or will be the result of arm's-length negotiations.

      (viii) The Managing General Partner may exercise its right to call for and purchase Units as provided in the Partnership Agreement or assign such right to one of its affiliates or to the Partnership.

        (ix) The Partnership Agreement provides that the Managing General Partner is generally restricted from engaging in any business activities other than those incidental to its ownership of interests in the Partnership. Notwithstanding the foregoing, the Partnership Agreement permits affiliates of the Managing General Partner (including NPS, Northwestern Growth and the Special General Partner) to compete with the Partnership in the retail sale of propane in the continental United States only if (A) the Managing General Partner determines, in its reasonable judgment prior to the commencement of such activity, that it is not in the best interests of the Partnership to engage in such activity either (1) because of the financial commitments or operating characteristics associated with such activity, or (2) because such activity is not consistent with the Partnership's business strategy or cannot otherwise be integrated with the Partnership's operations on a basis beneficial to the Partnership; or (B) such activity is being undertaken as provided in a joint venture agreement or other agreement between the Partnership and an affiliate of the Managing General Partner and such joint venture or other agreement was determined at the time it was entered into to be fair to the Partnership in the reasonable judgment of the Managing General Partner. See "Conflicts of Interest and Fiduciary Responsibilities--Conflicts of Interest--The General Partners' Affiliates May Compete with the Partnership." In addition, affiliates of the Managing General Partner (including the Special General Partner) may compete with the Partnership in businesses other than the retail sale of propane in the continental United States. There can be no assurance that there will not be competition between the Partnership and affiliates of the Managing General Partner in the future.

        (x) The Partnership Agreement does not prohibit the Partnership from engaging in roll-up transactions. Were the Managing General Partner to cause the Partnership to engage in a roll-up transaction, there could be no assurance that such a transaction would not have a material adverse effect on a Unitholder's investment in the Partnership.

    Unless provided for otherwise in the partnership agreement, Delaware law generally requires a general partner of a Delaware limited partnership to adhere to fiduciary duty standards under which it owes its limited partners the highest duties of good faith, fairness and loyalty and which generally prohibit such general partner from taking any action or engaging in any transaction as to which it has a conflict of interest. The Partnership Agreement expressly permits the Managing General Partner to resolve conflicts of interest between itself or its affiliates, on the one hand, and the Partnership or the Unitholders, on the other, and to consider, in resolving such conflicts of interest, the interests of other parties in addition to the interests of the Unitholders. In addition, the Partnership Agreement provides that a purchaser of Common Units is deemed to have consented to certain conflicts of interest and actions of the Managing General Partner and its affiliates that might otherwise be prohibited, including those described in clauses (i)-(x) above, and to have agreed that such conflicts of interest and actions do not constitute a breach by the Managing General Partner of any duty stated or implied by law or equity. The Managing General Partner will not be in breach of its obligations under the Partnership Agreement or its duties to the Partnership or the Unitholders if the resolution of such conflict is fair and reasonable to the Partnership. The latitude given in the Partnership Agreement to the Managing General Partner in resolving conflicts of interest may significantly limit the ability of a Unitholder to challenge what might otherwise be a breach of fiduciary duty.

    The Partnership Agreement expressly limits the liability of the General Partners by providing that the General Partners, their affiliates and their officers and directors will not be liable for monetary damages to the Partnership, the limited partners or assignees for errors of judgment or for any acts or omissions if the General Partners and such other persons acted in good faith. In addition, the Partnership is required to indemnify the General Partners, their affiliates and their respective officers, directors, employees, agents and trustees to the fullest extent permitted by law against liabilities, costs and expenses incurred by the General Partners or such other persons, if the General Partners or such persons acted in good faith and in a manner they reasonably believed to be in, or (in the case of a person other than a General Partner) not opposed to, the best interests of the Partnership and, with respect to any criminal proceedings, had no reasonable cause to believe the conduct was unlawful.

    The provisions of Delaware law that allow the common law fiduciary duties of a general partner to be modified by a partnership agreement have not been tested in a court of law, and the Managing General Partner has not obtained an opinion of counsel covering the provisions set forth in the Partnership Agreement that purport to waive or restrict the fiduciary duties of the General Partners that would be in effect under common law were it not for the Partnership Agreement. See "Conflicts of Interest and Fiduciary Responsibilities--Conflicts of Interest."

TAX RISKS

    For a general discussion of the expected federal income tax consequences of owning and disposing of Common Units, see "Tax Considerations."

    TAX TREATMENT IS DEPENDENT ON PARTNERSHIP STATUS

    The availability to a Common Unitholder of the federal income tax benefits of an investment in the Partnership depends, in large part, on the classification of the Partnership as a partnership for federal income tax purposes. Assuming the accuracy of certain factual matters as to which the General Partners and the Partnership have made representations, Counsel is of the opinion that, under current law, the Partnership will be classified as a partnership for federal income tax purposes. No ruling from the IRS as to classification has been or is expected to be requested. Instead, the Partnership intends to rely on such opinion of Counsel (which is not binding on the IRS). One of the representations of the Partnership on which the opinion of Counsel is based is that at least 90% of the Partnership's gross income for each taxable year in the future will be "qualifying income." Whether the Partnership will continue to be classified as a partnership in part depends, therefore, on the Partnership's ability to meet this qualifying income test in the future. See "Tax Considerations--Partnership Status."

    If the Partnership were classified as an association taxable as a corporation for federal income tax purposes, the Partnership would pay tax on its income at corporate rates (currently a 35% federal rate), distributions would generally be taxed again to the Unitholders as corporate distributions, and no income, gains, losses or deductions would flow through to the Unitholders. Because a tax would be imposed upon the Partnership as an entity, the cash available for distribution to the holders of Common Units would be substantially reduced. Treatment of the Partnership as an association taxable as a corporation or otherwise as a taxable entity would result in a material reduction in the anticipated cash flow and after-tax return to the holders of Common Units and thus would likely result in a substantial reduction in the value of the Common Units. See "Tax Considerations--Partnership Status."

    There can be no assurance that the law will not be changed so as to cause the Partnership to be treated as an association taxable as a corporation for federal income tax purposes or otherwise to be subject to entity-level taxation. The Partnership Agreement provides that, if a law is enacted or existing law is modified or interpreted in a manner that subjects the Partnership to taxation as a corporation or otherwise subjects the Partnership to entity-level taxation for federal, state or local income tax purposes, certain provisions of the Partnership Agreement will be subject to change, including a decrease in the Minimum Quarterly Distribution and the Target Distribution Levels to reflect the impact of such law on the Partnership. See "Cash Distribution Policy--Adjustment of Minimum Quarterly Distribution and Target Distribution Levels."

    NO IRS RULING WITH RESPECT TO TAX CONSEQUENCES

    No ruling has been requested from the IRS with respect to classification of the Partnership as a partnership for federal income tax purposes, whether the Partnership's propane operations generate "qualifying income" under Section 7704 of the Code or any other matter affecting the Partnership. Accordingly, the IRS may adopt positions that differ from Counsel's conclusions expressed herein. It may be necessary to resort to administrative or court proceedings in an effort to sustain some or all of Counsel's conclusions, and some or all of such conclusions ultimately may not be sustained. Any such contest with the IRS may materially and adversely impact the market for the Common Units and the prices at which Common Units trade. In addition, the costs of any contest with the IRS will be borne directly or indirectly by some or all of the Unitholders and the General Partners.

    CONSEQUENCES OF EXCHANGING PROPERTY FOR COMMON UNITS

    In general, no gain or loss will be recognized for federal income tax purposes by the Partnership or by a person (including any individual, partnership, corporation or corporation taxed under Subchapter S of the Code) contributing property (including stock) to the Partnership in exchange for Common Units. If the Partnership assumes liabilities in connection with a contribution of assets in exchange for Common Units, however, taxable gain may be recognized by the contributing person in certain circumstances.

    TAX LIABILITY EXCEEDING CASH DISTRIBUTIONS

    A Unitholder will be required to pay federal income taxes and, in certain cases, state and local income taxes on his allocable share of the Partnership's income, whether or not he receives cash distributions from the Partnership. There is no assurance that a Unitholder will receive cash distributions equal to his allocable share of taxable income from the Partnership or even the tax liability to him resulting from that income. Further, a holder of Common Units may incur a tax liability, in excess of the amount of cash received, upon the sale of his Common Units. See "Tax Considerations--Tax Consequences of Unit Ownership" and "--Disposition of Common Units."

    OWNERSHIP OF COMMON UNITS BY TAX-EXEMPT ORGANIZATIONS AND CERTAIN OTHER
     INVESTORS

    Investment in Common Units by certain tax-exempt entities, regulated investment companies and foreign persons raises issues unique to such persons. For example, virtually all of the taxable income derived by most organizations exempt from federal income tax (including IRAs and other retirement plans) from the ownership of Common Units will be unrelated business taxable income and thus will be taxable to such a Unitholder. See "Tax Considerations--Uniformity of Units--Tax-Exempt Organizations and Certain Other Investors."

    DEDUCTIBILITY OF LOSSES

    In the case of taxpayers subject to the passive loss rules (generally, individuals and closely held corporations), losses generated by the Partnership will only be available to offset future income generated by the Partnership and cannot be used to offset income from other activities, including passive activities or investments. Passive losses which are not deductible because they exceed the Unitholder's income generated by the Partnership may be deducted in full when the Unitholder disposes of his entire investment in the Partnership in a fully taxable transaction to an unrelated party. Net passive income from the Partnership may be offset by unused Partnership losses carried over from prior years, but not by losses from other passive activities, including losses from other publicly traded partnerships. See "Tax Considerations--Tax Consequences of Unit Ownership--Limitations on Deductibility of Partnership Losses."

    TAX SHELTER REGISTRATION; POTENTIAL IRS AUDIT

    The Partnership has registered with the Secretary of the Treasury as a "tax shelter." No assurance can be given that the Partnership will not be audited by the IRS or that tax adjustments will not be made. The rights of a Unitholder owning less than a 1% profits interest in the Partnership to participate in the income tax audit process are very limited. Further, any adjustments in the Partnership's tax returns will lead to adjustments in the Unitholders' tax returns and may lead to audits of Unitholders' tax returns and adjustments of items unrelated to the Partnership. Each Unitholder would bear the cost of any expenses incurred in connection with an examination of such Unitholder's personal tax return.

    UNIFORMITY OF COMMON UNITS AND NONCONFORMING DEPRECIATION CONVENTIONS

    Because the Partnership cannot match transferors and transferees of Common Units, uniformity of the economic and tax characteristics of the Common Units to a purchaser of Common Units must be maintained. To maintain uniformity and for other reasons, the Partnership will adopt certain depreciation and amortization conventions that do not conform with all aspects of certain proposed and final Treasury Regulations. A successful challenge to those conventions by the IRS could adversely affect the amount of tax benefits available to a purchaser of Common Units and could have a negative impact on the value of the Common Units. See "Tax Considerations--Uniformity of Units."

    STATE, LOCAL AND OTHER TAX CONSIDERATIONS

    In addition to federal income taxes, Unitholders will likely be subject to other taxes, such as state and local taxes, unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which the Partnership does business or owns property. A Unitholder will likely be required to file state and local income tax returns and pay state and local income taxes in some or all of the various jurisdictions in which the Partnership does business or owns property and may be subject to penalties for failure to comply with those requirements. The Partnership currently owns property and conducts business in the following states which currently impose a personal income tax: Alabama, Arizona, Arkansas, California, Georgia, Illinois, Indiana, Kentucky, Maryland, Mississippi, Missouri, New Hampshire, New Jersey, New Mexico, New York, North Carolina, Ohio, Oklahoma, South Carolina, Tennessee, Utah, Vermont and Virginia. It is the responsibility of each Unitholder to file all United States federal, state and local tax returns that may be required of such Unitholder. Counsel has not rendered an opinion on the state or local tax consequences of an investment in the Partnership. See "Tax Considerations-- State, Local and Other Tax Considerations."

    DISPOSITION OF COMMON UNITS

    A Unitholder who sells Common Units will recognize gain or loss equal to the difference between the amount realized (including his share of Partnership nonrecourse liabilities) and his adjusted tax basis in such Common Units. Thus, prior Partnership distributions in excess of cumulative net taxable income in respect of a Common Unit which decreased a Unitholder's tax basis in such Common Unit will, in effect, become taxable income if the Common Unit is sold at a price greater than the Unitholder's tax basis in such Common Units, even if the price is less than his original cost. A portion of the amount realized (whether or not representing gain) may be ordinary income. Furthermore, should the IRS successfully contest certain conventions to be used by the Partnership, a Unitholder could realize more gain on the sale of Units than would be the case under such conventions without the benefit of decreased income in prior years.

    PARTNERSHIP TAX INFORMATION AND AUDITS

    The Partnership will furnish each holder of Common Units with a Schedule K-1 that sets forth his allocable share of income, gains, losses and deductions. In preparing these schedules, the Partnership will use various accounting and reporting conventions and adopt various depreciation and amortization methods. There is no assurance that these schedules will yield a result that conforms to statutory or regulatory requirements or to administrative pronouncements of the IRS. Further, the Partnership's tax return may be audited, and any such audit could result in an audit of a partner's individual tax return as well as increased liabilities for taxes because of adjustments resulting from the audit.

                        THE IPO AND RELATED TRANSACTIONS

    On December 17, 1996, the Partnership consummated the IPO, issuing 9,821,000 Common Units (including 1,281,000 Common Units issued pursuant to the underwriters' over-allotment option that was exercised in full), and received gross proceeds of $206.2 million. In addition, the Operating Partnership issued $220.0 million aggregate principal amount of Notes to certain institutional investors in the Note Placement.

    Immediately prior to the closing of the IPO, Synergy, Empire Energy and Coast entered into a series of transactions which resulted in the Combined Operations being owned by the General Partners. Concurrently with the IPO closing, the General Partners contributed, or caused to be contributed, the Combined Operations to the Operating Partnership in exchange for all of the interests in the Operating Partnership, and the Operating Partnership assumed substantially all of the liabilities associated with the Combined Operations. Immediately after such contributions, all of the limited partner interests in the Operating Partnership were conveyed to the Partnership in exchange for interests in the Partnership. In addition, the Operating Partnership contributed the portion of the Combined Operations utilized in the parts and appliance sales and service businesses to its corporate subsidiary. As a result of such transactions, the General Partners own an aggregate of 6,597,619 Subordinated Units, representing an aggregate 39.4% limited partner interest in the Partnership as of the closing of the IPO, an aggregate 2% general partner interest in the Partnership and the right to receive Incentive Distributions.

    Concurrently with the closing of the IPO, the Operating Partnership entered into the Bank Credit Facility, which included the $50.0 million Working Capital Facility to be used for working capital and other general partnership purposes, and the $75.0 million Acquisition Facility to be used for acquisitions and capital improvements. For additional information regarding the terms of the Notes and the Bank Credit Facility, see "Management's Discussion and Analysis of Financial Condition and Results of Operations-- The Partnership--Liquidity and Capital Resources--Financing and Sources of Liquidity."

                                USE OF PROCEEDS

    Unless otherwise specified in the applicable Prospectus Supplement, the net proceeds from the sale of the Common Units offered hereby will be used for general business purposes, which may include working capital, expansion of the Partnership's propane business by internal growth and through acquisition, and repayment of indebtedness. Pending application for the foregoing purposes, the net proceeds will be invested in short-term securities.

                                 CAPITALIZATION

    The following table sets forth the capitalization of the Partnership at September 30, 1997. The table should be read in conjunction with the historical financial statements and notes thereto included elsewhere in this Prospectus.

                                                                                             SEPTEMBER 30, 1997
                                                                                          ------------------------
                                                                                              (IN THOUSANDS OF
                                                                                                  DOLLARS)
Long-term debt, including current portion...............................................        $    256,165
Partners' capital:
    Common Unitholders..................................................................             136,542
    Subordinated Unitholders............................................................              85,636
    General Partners....................................................................               4,628
                                                                                                    --------
    Total partners' capital.............................................................             226,806
                                                                                                    --------
    Total capitalization................................................................        $    482,971
                                                                                                    --------
                                                                                                    --------

                          PRICE RANGE OF COMMON UNITS

    The Common Units are listed and principally traded on the NYSE under the trading symbol "CNO." The Common Units began trading on the NYSE on December 12, 1996, three trading days before the assets and liabilities of the predecessor companies were contributed to the Partnership in exchange for the proceeds from the IPO and related transactions. The high and low sales prices for the Common Units, as reported in the consolidated transaction reporting system, and the amount of distributions declared with respect to the Common Units, for each calendar quarter since December 12, 1996, are as follows:

                                                                                    HIGH        LOW     DISTRIBUTIONS
                                                                                  ---------  ---------  ------------
1996
Fourth Quarter (from December 12, 1996).........................................  $21 1/2    $21         $   --

1997
First Quarter...................................................................  22 3/8     20 7/8     .63(1)
Second Quarter..................................................................  22 1/8     19 3/4     .54
Third Quarter...................................................................  23 7/8     21 1/16    .54
Fourth Quarter..................................................................  23 15/16   22         (2)

------------------------

(1) The distribution of $0.63 per Unit declared for the quarter ended March 31, 1997, included the 15-day period commencing December 17, 1996.

(2) The Partnership expects to make distributions of all Available Cash within 45 days after the end of each quarter to holders of record on the applicable record date.

    For a recent sale price of the Common Units, please see the Prospectus Supplement. The Common Units were held by approximately 12,000 holders as of June 30, 1997.

    For a description of certain limitations on the Partnership's ability to make distributions to its partners, see "Management's Discussion and Analysis of Financial Condition and Results of Operations-- The Partnership--Liquidity and Capital Resources--Financing and Sources of Liquidity."

                            CASH DISTRIBUTION POLICY

GENERAL

    The Partnership will distribute to its partners, on a quarterly basis, all of its Available Cash in the manner described herein. Available Cash is defined in the Glossary and generally means, with respect to any quarter of the Partnership, all cash on hand at the end of such quarter less the amount of cash reserves that is necessary or appropriate in the reasonable discretion of the Managing General Partner to (i) provide for the proper conduct of the Partnership's business, (ii) comply with applicable law or any Partnership debt instrument or other agreement, or (iii) provide funds for distributions to Unitholders and the General Partners in respect of any one or more of the next four quarters.

    Cash distributions will be characterized as distributions from either Operating Surplus or Capital Surplus. This distinction affects the amounts distributed to Unitholders relative to the General Partners, and under certain circumstances it determines whether holders of Subordinated Units receive any distributions. See "--Quarterly Distributions of Available Cash."

    Operating Surplus is defined in the Glossary and refers generally to (i) the cash balance of the Partnership on the date the Partnership commenced operations, plus $25.0 million, plus all cash receipts of the Partnership from its operations since the closing of the Transactions, less (ii) all Partnership operating expenses, debt service payments (including reserves therefor but not including payments required in connection with the sale of assets or any refinancing with the proceeds of new indebtedness or an equity offering), maintenance capital expenditures and reserves established for future Partnership operations, in each case since the closing of the Transactions.

    Capital Surplus is also defined in the Glossary and will generally be generated only by borrowings (other than for working capital purposes), sales of debt and equity securities and sales or other dispositions of assets for cash (other than inventory, accounts receivable and other assets all as disposed of in the ordinary course of business).

    To avoid the difficulty of trying to determine whether Available Cash distributed by the Partnership is from Operating Surplus or from Capital Surplus, all Available Cash distributed by the Partnership from any source will be treated as distributed from Operating Surplus until the sum of all Available Cash distributed since the commencement of the Partnership equals the Operating Surplus as of the end of the quarter prior to such distribution. Any Available Cash in excess of such amount (irrespective of its source) will be deemed to be from Capital Surplus and distributed accordingly.

    If Available Cash from Capital Surplus is distributed in respect of each Common Unit in an aggregate amount per Common Unit equal to $21.00 per Common Unit (the "Initial Unit Price"), plus any Common Unit Arrearages, the distinction between Operating Surplus and Capital Surplus will cease, and all distributions of Available Cash will be treated as if they were from Operating Surplus. The Partnership does not anticipate that there will be significant distributions from Capital Surplus.

    The Subordinated Units are a separate class of interests in the Partnership, and the rights of holders of such interests to participate in distributions to partners differ from the rights of the holders of Common Units. For any given quarter, any Available Cash will be distributed to the General Partners and to the holders of Common Units, and may also be distributed to the holders of Subordinated Units depending upon the amount of Available Cash for the quarter, the amount of Common Unit Arrearages, if any, and other factors discussed below.

    The Incentive Distributions represent the right to receive an increasing percentage of quarterly distributions of Available Cash from Operating Surplus after the Target Distribution Levels have been achieved. The Target Distribution Levels are based on the amounts of Available Cash from Operating Surplus distributed in excess of the payments made with respect to the Minimum Quarterly Distribution and Common Unit Arrearages, if any, and the related 2% distribution to the General Partners.

    Subject to the limitations described under "The Partnership Agreement--Issuance of Additional Securities," the Partnership has the authority to issue additional Common Units or other equity securities of the Partnership for such consideration and on such terms and conditions as are established by the Managing General Partner in its sole discretion and without the approval of the Unitholders. It is possible that the Partnership will fund acquisitions of other propane businesses through the issuance of additional Common Units or other equity securities of the Partnership. Holders of any additional Common Units issued by the Partnership will be entitled to share equally with the then-existing holders of Common Units in distributions of Available Cash by the Partnership. In addition, the issuance of additional Partnership Interests may dilute the value of the interests of the then-existing holders of Common Units in the net assets of the Partnership. The General Partners will be required to make an additional capital contribution to the Partnership or the Operating Partnership in connection with the issuance of additional Partnership Interests.

    The discussion in the sections below indicates the percentages of cash distributions required to be made to the General Partners and the holders of Common Units and the circumstances under which holders of Subordinated Units are entitled to cash distributions and the amounts thereof. Distributions and allocations to the General Partners will be made pro rata in accordance with their respective general partner interests. For a discussion of Available Cash from Operating Surplus available for distributions with respect to the Common Units on a pro forma basis, see "Cash Available for Distribution."

QUARTERLY DISTRIBUTIONS OF AVAILABLE CASH

    The Partnership will make distributions to its partners with respect to each quarter of the Partnership prior to its liquidation in an amount equal to 100% of its Available Cash for such quarter. The Partnership expects to make distributions of all Available Cash within 45 days after the end of each quarter to holders of record on the applicable record date. The Minimum Quarterly Distribution and the Target Distribution Levels are also subject to certain other adjustments as described below under "--Distributions from Capital Surplus" and "--Adjustment of Minimum Quarterly Distribution and Target Distribution Levels."

    With respect to each quarter during the Subordination Period, to the extent there is sufficient Available Cash, the holders of Common Units will have the right to receive the Minimum Quarterly Distribution, plus any Common Unit Arrearages, prior to any distribution of Available Cash to the holders of Subordinated Units. This subordination feature will enhance the Partnership's ability to distribute the Minimum Quarterly Distribution on the Common Units during the Subordination Period. There is no guarantee, however, that the Minimum Quarterly Distribution will be made on the Common Units. Upon expiration of the Subordination Period, all Subordinated Units will be converted on a one-for-one basis into Common Units and will participate pro rata with all other Common Units in future distributions of Available Cash. Under certain circumstances, up to 3,298,810 Subordinated Units may convert into Common Units prior to the expiration of the Subordination Period. Common Units will not accrue arrearages with respect to distributions for any quarter after the Subordination Period and Subordinated Units will not accrue any arrearages with respect to distributions for any quarter.

DISTRIBUTIONS FROM OPERATING SURPLUS DURING SUBORDINATION PERIOD

    The Subordination Period will generally extend until the first day of any quarter beginning after December 31, 2001 in respect of which (i) distributions of Available Cash from Operating Surplus on the Common Units and the Subordinated Units with respect to each of the three consecutive four-quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the outstanding Common Units and Subordinated Units during such periods, (ii) the Adjusted Operating Surplus generated during each of the three consecutive four-quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the outstanding Common Units and Subordinated Units and the related distribution on the general partner interests in the Partnership during such periods, and (iii) there are no outstanding Common Unit Arrearages.

    Prior to the end of the Subordination Period, a portion of the Subordinated Units will convert into Common Units on a one-for-one basis on the first day after the record date established for the distribution in respect of any quarter ending on or after (a) December 31, 1999 with respect to one-quarter of the Subordinated Units (1,649,405 Subordinated Units) and (b) December 31, 2000 with respect to one-quarter of the Subordinated Units (1,649,405 Subordinated Units) in respect of which (i) distributions of Available Cash from Operating Surplus on the Common Units and the Subordinated Units with respect to each of the three consecutive four-quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the outstanding Common Units and Subordinated Units during such periods, (ii) the Adjusted Operating Surplus generated during each of the two consecutive four-quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the outstanding Common Units and Subordinated Units and the related distribution on the general partner interests in the Partnership during such periods, and (iii) there are no outstanding Common Unit Arrearages; provided, however, that the early conversion of the second one-quarter of Subordinated Units may not occur until at least one year following the early conversion of the first one-quarter of Subordinated Units.

    Upon expiration of the Subordination Period, all remaining Subordinated Units will convert into Common Units on a one-for-one basis and will thereafter participate, pro rata, with the other Common Units in distributions of Available Cash. In addition, if the Managing General Partner is removed as managing general partner of the Partnership under circumstances where Cause does not exist and Units held by the Managing General Partner and its affiliates are not voted in favor of such removal, (i) the Subordination Period will end and all outstanding Subordinated Units will immediately convert into Common Units on a one-for-one basis, (ii) any existing Common Unit Arrearages will be extinguished and (iii) the General Partners will have the right to convert their general partner interests (and the rights of each of them to receive Incentive Distributions) into Common Units or to receive cash in exchange for such interests.

    "Adjusted Operating Surplus" for any period generally means Operating Surplus generated during such period, less (a) any net increase in working capital borrowings during such period and (b) any net reduction in cash reserves for Operating Expenditures during such period not relating to an Operating Expenditure made during such period; and plus (x) any net decrease in working capital borrowings during such period and (y) any net increase in cash reserves for Operating Expenditures during such period required by any debt instrument for the repayment of principal, interest or premium. Operating Surplus generated during a period is equal to the difference between (i) the Operating Surplus determined at the end of such period and (ii) the Operating Surplus determined at the beginning of such period.

    Distributions by the Partnership of Available Cash from Operating Surplus with respect to any quarter during the Subordination Period will be made in the following manner:

        FIRST, 98% to the Common Unitholders, pro rata, and 2% to the General Partners, until there has been distributed in respect of each outstanding Common Unit an amount equal to the Minimum Quarterly Distribution for such quarter;

        SECOND, 98% to the Common Unitholders, pro rata, and 2% to the General Partners, until there has been distributed in respect of each outstanding Common Unit an amount equal to any Common Unit Arrearages accrued and unpaid with respect to any prior quarters during the Subordination Period;

        THIRD, 98% to the Subordinated Unitholders, pro rata, and 2% to the General Partners, until there has been distributed in respect of each outstanding Subordinated Unit an amount equal to the Minimum Quarterly Distribution for such quarter; and

        THEREAFTER, in the manner described in "--Incentive
    Distributions--Hypothetical Annualized Yield" below.

    The above references to the 2% of Available Cash from Operating Surplus distributed to the General Partners are references to the amount of the percentage interest in distributions from the Partnership and the Operating Partnership of the General Partners on a combined basis (exclusive of their interest as holders of the Subordinated Units). The General Partners own a combined 1% general partner interest in the Partnership and a combined 1.0101% general partner interest in the Operating Partnership. Other references in this Prospectus to the General Partners' 2% interest or to distributions of 2% of Available Cash are also references to the amount of the combined percentage interest in the Partnership and the Operating Partnership of the General Partners (exclusive of their interest as holders of the Subordinated Units). With respect to any Common Unit, the term "Common Unit Arrearages" refers to the amount by which the Minimum Quarterly Distribution in any quarter during the Subordination Period exceeds the distribution of Available Cash from Operating Surplus actually made for such quarter on a Common Unit, cumulative for such quarter and all prior quarters during the Subordination Period. Common Unit Arrearages will not accrue interest.

DISTRIBUTIONS FROM OPERATING SURPLUS AFTER SUBORDINATION PERIOD

    Distributions by the Partnership of Available Cash from Operating Surplus with respect to any quarter after the Subordination Period will be made in the following manner:

        FIRST, 98% to all Unitholders, pro rata, and 2% to the General Partners, until there has been distributed in respect of each Unit an amount equal to the Minimum Quarterly Distribution for such quarter; and

        THEREAFTER, in the manner described in "--Incentive
    Distributions--Hypothetical Annualized Yield" below.

INCENTIVE DISTRIBUTIONS--HYPOTHETICAL ANNUALIZED YIELD

    For any quarter for which Available Cash from Operating Surplus is distributed to the Common and Subordinated Unitholders in an amount equal to the Minimum Quarterly Distribution on all Units and to the Common Unitholders in an amount equal to any unpaid Common Unit Arrearages, then any additional Available Cash from Operating Surplus in respect of such quarter will be distributed among the Unitholders and the General Partners in the following manner:

        FIRST, 98% to all Unitholders, pro rata, and 2% to the General Partners, until the Unitholders have received (in addition to any distributions to Common Unitholders to eliminate Common Unit Arrearages) a total of $0.594 for such quarter in respect of each outstanding Unit (the "First Target Distribution");

        SECOND, 85% to all Unitholders, pro rata, and 15% to the General Partners, until the Unitholders have received (in addition to any distributions to Common Unitholders to eliminate Common Unit Arrearages) a total of $0.700 for such quarter in respect of each outstanding Unit (the "Second Target Distribution");

        THIRD, 75% to all Unitholders, pro rata, and 25% to the General Partners, until the Unitholders have received (in addition to any distributions to Common Unitholders to eliminate Common Unit Arrearages) a total of $0.900 for such quarter in respect of each outstanding Unit (the "Third Target Distribution"); and

        THEREAFTER, 50% to all Unitholders, pro rata, and 50% to the General Partners.

    The distributions to the General Partners set forth above (other than in their capacity as holders of the Subordinated Units) that are in excess of their aggregate 2% general partner interest represent the Incentive Distributions. The right to receive Incentive Distributions is not part of the general partner interest and may be transferred separately from such interests. See "The Partnership Agreement--Transfer of General Partners' Interests and Incentive Distribution Rights."

    The following table illustrates the percentage allocation of the additional Available Cash from Operating Surplus between the Unitholders and the General Partners up to the various Target Distribution Levels and a hypothetical annualized percentage yield to be realized by a Unitholder at each Target Distribution Level. For purposes of the following table, the annualized percentage yield is calculated on a pretax basis assuming that (i) the Common Unit was issued for a capital contribution of $21.00 per Common Unit (equal to the initial public offering price) and (ii) the Partnership distributed each quarter during the first year following the investment the amount set forth under the column "Total Quarterly Distribution Target Amount." The calculations are also based on the assumption that the quarterly distribution amounts shown do not include any Common Unit Arrearages. The amounts set forth under "Marginal Percentage Interest in Distributions" are the percentage interests of the General Partners and the Unitholders in any Available Cash from Operating Surplus distributed up to and including the corresponding amount in the column "Total Quarterly Distribution Target Amount," until Available Cash distributed reaches the next Target Distribution Level, if any. The percentage interests shown for the Unitholders and the General Partners for the Minimum Quarterly Distribution are also applicable to quarterly distribution amounts that are less than the Minimum Quarterly Distribution.

                                                                                            MARGINAL PERCENTAGE
                                                                                         INTEREST IN DISTRIBUTIONS
                                                TOTAL QUARTERLY                          --------------------------
                                              DISTRIBUTION TARGET       HYPOTHETICAL                      GENERAL
                                                    AMOUNT            ANNUALIZED YIELD    UNITHOLDERS    PARTNERS
                                           -------------------------  -----------------  -------------  -----------
Minimum Quarterly Distribution...........           $0.540                 10.286%               98%            2%
First Target Distribution................           $0.594                 11.314%               98%            2%
Second Target Distribution...............           $0.700                 13.333%               85%           15%
Third Target Distribution................           $0.900                 17.143%               75%           25%
Thereafter...............................        above $0.900           above 17.143%            50%           50%

DISTRIBUTIONS FROM CAPITAL SURPLUS

    Distributions by the Partnership of Available Cash from Capital Surplus will be made in the following manner:

        FIRST, 98% to all Unitholders, pro rata, and 2% to the General Partners, until the Partnership has distributed, in respect of each outstanding Common Unit issued in the IPO, with the Available Cash from Capital Surplus in an aggregate amount per Common Unit equal to the Initial Unit Price;

        SECOND, 98% to the holders of Common Units, pro rata, and 2% to the General Partners, until the Partnership has distributed, in respect of each outstanding Common Unit, Available Cash from Capital Surplus in an aggregate amount equal to any unpaid Common Unit Arrearages with respect to such Common Unit; and

        THEREAFTER, all distributions of Available Cash from Capital Surplus will be distributed as if they were from Operating Surplus.

    As a distribution of Available Cash from Capital Surplus is made, it is treated as if it were a repayment of the Initial Unit Price with respect to Common Units issued in the IPO-- it is a "return of capital" rather than a "return on capital." To reflect such repayment, the Minimum Quarterly Distribution and the Target Distribution Levels will be adjusted downward by multiplying each such amount by a fraction, the numerator of which is the Unrecovered Capital of the Common Units immediately after giving effect to such repayment and the denominator of which is the Unrecovered Capital of the Common Units immediately prior to such repayment. This adjustment to the Minimum Quarterly Distribution may make it more likely that Subordinated Units will be converted into Common Units (whether pursuant to the termination of the Subordination Period or to the provisions permitting early conversion of some Subordinated Units) and may accelerate the dates at which such conversions occur.

    When "payback" of the Initial Unit Price has occurred, i.e., when the Unrecovered Capital of the Common Units is zero (and any accrued Common Unit Arrearages have been paid), then in effect the Minimum Quarterly Distribution and each of the Target Distribution Levels will have been reduced to zero for subsequent quarters. Thereafter, all distributions of Available Cash from all sources will be treated as if they were from Operating Surplus. Because the Minimum Quarterly Distribution and the Target Distribution Levels will have been reduced to zero, the General Partners will be entitled thereafter to receive 50% of all distributions of Available Cash in their capacities as General Partners and as holders of the Incentive Distribution Rights (in addition to any distributions to which they may be entitled as holders of Units).

    Distributions of Available Cash from Capital Surplus will not reduce the Minimum Quarterly Distribution or Target Distribution Levels for the quarter with respect to which they are distributed.

ADJUSTMENT OF MINIMUM QUARTERLY DISTRIBUTION AND TARGET DISTRIBUTION LEVELS

    In addition to reductions of the Minimum Quarterly Distribution and Target Distribution Levels made upon a distribution of Available Cash from Capital Surplus, the Minimum Quarterly Distribution, the Target Distribution Levels, the Unrecovered Capital, the number of additional Common Units issuable during the Subordination Period without a Unitholder vote, the number of Common Units issuable upon conversion of the Subordinated Units and other amounts calculated on a per Unit basis will be proportionately adjusted upward or downward, as appropriate, in the event of any combination or subdivision of Common Units (whether effected by a distribution payable in Common Units or otherwise), but not by reason of the issuance of additional Common Units for cash or property. For example, in the event of a two-for-one split of the Common Units (assuming no prior adjustments), the Minimum Quarterly Distribution, each of the Target Distribution Levels and the Unrecovered Capital of the Common Units would each be reduced to 50% of its initial level.

    The Minimum Quarterly Distribution and the Target Distribution Levels may also be adjusted if legislation is enacted or if existing law is modified or interpreted by the relevant governmental authority in a manner that causes the Partnership to become taxable as a corporation or otherwise subjects the Partnership to taxation as an entity for federal, state or local income tax purposes. In such event, the Minimum Quarterly Distribution and the Target Distribution Levels would be reduced to an amount equal to the product of (i) the Minimum Quarterly Distribution and each of the Target Distribution Levels, respectively, multiplied by (ii) one minus the sum of (x) the maximum effective federal income tax rate to which the Partnership is then subject as an entity plus (y) any increase that results from such legislation in the effective overall state and local income tax rate to which the Partnership is subject as an entity for the taxable year in which such event occurs (after taking into account the benefit of any deduction allowable for federal income tax purposes with respect to the payment of state and local income taxes). For example, assuming the Partnership was not previously subject to state and local income tax, if the Partnership were to become taxable as an entity for federal income tax purposes and the Partnership became subject to a maximum marginal federal, and effective state and local, income tax rate of 38%, then the Minimum Quarterly Distribution and the Target Distribution Levels would each be reduced to 62% of the amount thereof immediately prior to such adjustment.

DISTRIBUTIONS OF CASH UPON LIQUIDATION

    Following the commencement of the dissolution and liquidation of the Partnership, assets will be sold or otherwise disposed of from time to time and the partners' capital account balances will be adjusted to reflect any resulting gain or loss. The proceeds of such liquidation will, first, be applied to the payment of creditors of the Partnership in the order of priority provided in the Partnership Agreement and by law and, thereafter, be distributed to the Unitholders and the General Partners in accordance with their respective capital account balances as so adjusted.

    Partners are entitled to liquidating distributions in accordance with capital account balances. The allocations of gains and losses upon liquidation are intended, to the extent possible, to entitle the holders of outstanding Common Units to a preference over the holders of outstanding Subordinated Units upon the liquidation of the Partnership, to the extent required to permit Common Unitholders to receive their Unrecovered Capital plus any unpaid Common Unit Arrearages. Thus, net losses recognized upon liquidation of the Partnership will be allocated to the holders of the Subordinated Units to the extent of their capital account balances before any loss is allocated to the holders of the Common Units, and net gains recognized upon liquidation will be allocated first to restore negative balances in the capital account of the General Partners and any Unitholders and then to the Common Unitholders until their capital account balances equal their Unrecovered Capital plus unpaid Common Unit Arrearages. However, no assurance can be given that there will be sufficient gain upon liquidation of the Partnership to enable the holders of Common Units to fully recover all of such amounts, even though there may be cash available for distribution to the holders of Subordinated Units.

    The manner of such adjustment is as provided in the Partnership Agreement, which is an exhibit to the Registration Statement of which this Prospectus is a part. If the liquidation of the Partnership occurs before the end of the Subordination Period, any net gain (or unrealized gain attributable to assets distributed in kind) will be allocated to the partners as follows:

        FIRST, to the General Partners and the holders of Units having negative balances in their capital accounts to the extent of and in proportion to such negative balances;

        SECOND, 98% to the holders of Common Units, pro rata, and 2% to the General Partners, until the capital account for each Common Unit is equal to the sum of (i) the Unrecovered Capital in respect of such Common Unit, (ii) the amount of the Minimum Quarterly Distribution for the quarter during which liquidation of the Partnership occurs and (iii) any unpaid Common Unit Arrearages in respect of such Common Unit;

        THIRD, 98% to the holders of Subordinated Units, pro rata, and 2% to the General Partners, until the capital account for each Subordinated Unit is equal to the sum of (i) the Unrecovered Capital in respect of such Subordinated Unit and (ii) the amount of the Minimum Quarterly Distribution for the quarter during which the liquidation of the Partnership occurs;

        FOURTH, 98% to all Unitholders, pro rata, and 2% to the General Partners, until there has been allocated under this paragraph FOURTH an amount per Unit equal to (a) the sum of the excess of the First Target Distribution per Unit over the Minimum Quarterly Distribution per Unit for each quarter of the Partnership's existence, less (b) the cumulative amount per Unit of any distributions of Available Cash from Operating Surplus in excess of the Minimum Quarterly Distribution per Unit that were distributed 98% to the Unitholders, pro rata, and 2% to the General Partners for each quarter of the Partnership's existence;

        FIFTH, 85% to the Unitholders, pro rata, and 15% to the General Partners, until there has been allocated under this paragraph FIFTH an amount per Unit equal to (a) the sum of the excess of the Second Target Distribution per Unit over the First Target Distribution per Unit for each quarter of the Partnership's existence, less (b) the cumulative amount per Unit of any distributions of Available Cash from Operating Surplus in excess of the First Target Distribution per Unit that were distributed 85% to the Unitholders, pro rata, and 15% to the General Partners for each quarter of the Partnership's existence;

        SIXTH, 75% to all Unitholders, pro rata, and 25% to the General Partners, until there has been allocated under this paragraph SIXTH an amount per Unit equal to (a) the sum of the excess of the

    Third Target Distribution per Unit over the Second Target Distribution per Unit for each quarter of the Partnership's existence, less (b) the cumulative amount per Unit of any distributions of Available Cash from Operating Surplus in excess of the Second Target Distribution per Unit that were distributed 75% to the Unitholders, pro rata, and 25% to the General Partners for each quarter of the Partnership's existence; and

        THEREAFTER, 50% to all Unitholders, pro rata, and 50% to the General Partners.

    If the liquidation occurs after the Subordination Period, the distinction between Common Units and Subordinated Units will disappear, so that clauses (ii) and (iii) of paragraph SECOND above and all of paragraph THIRD above will no longer be applicable.

    Upon liquidation of the Partnership, any loss will generally be allocated to the General Partners and the Unitholders as follows:

        FIRST, 98% to holders of Subordinated Units in proportion to the positive balances in their respective capital accounts and 2% to the General Partners, until the capital accounts of the holders of the Subordinated Units have been reduced to zero;

        SECOND, 98% to the holders of Common Units in proportion to the positive balances in their respective capital accounts and 2% to the General Partners, until the capital accounts of the Common Unitholders have been reduced to zero; and

        THEREAFTER, 100% to the General Partners.

    If the liquidation occurs after the Subordination Period, the distinction between Common Units and Subordinated Units will disappear, so that all of paragraph FIRST above will no longer be applicable.

    Any allocation made to the General Partners herein shall be made to the General Partners pro rata in accordance with their respective general partner interests. In addition, interim adjustments to capital accounts will be made at the time the Partnership issues additional interests in the Partnership or makes distributions of property. Such adjustments will be based on the fair market value of the interests or the property distributed and any gain or loss resulting therefrom will be allocated to the Unitholders and the General Partners in the same manner as gain or loss is allocated upon liquidation. In the event that positive interim adjustments are made to the capital accounts, any subsequent negative adjustments to the capital accounts resulting from the issuance of additional interests in the Partnership, distributions of property by the Partnership, or upon liquidation of the Partnership, will be allocated in a manner which results, to the extent possible, in the capital account balances of the General Partners equaling the amount which would have been the General Partners' capital account balances if no prior positive adjustments to the capital accounts had been made.

                        CASH AVAILABLE FOR DISTRIBUTION

    The amount of Available Cash from Operating Surplus needed to distribute the Minimum Quarterly Distribution for four quarters on the Common Units and Subordinated Units outstanding as of the date of the Prospectus and on the aggregate 2% general partner interest of the General Partners is approximately $39.1 million ($24.0 million for the Common Units, $14.3 million for the Subordinated Units and $781,000 for the aggregate 2% general partner interest of the General Partners). The amount of pro forma Available Cash from Operating Surplus generated during fiscal 1997 was approximately $22.3 million (including approximately $2.9 million of Available Cash from Operating Surplus of businesses acquired in May and June, 1997 but not reflecting approximately $3.5 million of Available Cash from Operating Surplus of businesses acquired subsequent to June 30, 1997). Such amount would have been insufficient by approximately $2.5 million to cover the full Minimum Quarterly Distribution for such fiscal year on all of the Common Units currently outstanding and the related distribution on the general partner interests, and would have been insufficient by approximately $16.8 million to cover the Minimum Quarterly Distribution on all Subordinated Units currently outstanding and the related distribution on the general partner interests. See "Risk Factors--Risks Inherent in an Investment in the Partnership--Partnership Profitability Will Depend on Successful Integration of the Combined Operations" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                PRO FORMA AVAILABLE CASH FROM OPERATING SURPLUS
                                 (IN THOUSANDS)

                                                                                                    FISCAL YEAR
                                                                                                       ENDED
                                                                                                   JUNE 30, 1997
                                                                                                  ----------------
Pro forma operating income(a)...................................................................     $   25,968
Add: Pro forma depreciation and amortization....................................................         15,073
                                                                                                        -------
Pro forma EBITDA(a)(b)..........................................................................         41,041
Less: Pro forma interest expense................................................................         18,215
    Pro forma capital expenditures--maintenance(c)..............................................          3,500
                                                                                                        -------
Pro forma Available Cash from Operating Surplus before acquisitions (a)(d)......................         19,326
Available Cash from Operating Surplus of businesses acquired in May and June, 1997(e)...........          2,951
                                                                                                        -------
Pro Forma Available Cash from Operating Surplus (a)(d)..........................................     $   22,277
                                                                                                        -------
                                                                                                        -------

------------------------

(a) The pro forma amounts of operating income, EBITDA and Available Cash from Operating Surplus do not reflect (i) savings of certain non-recurring expenses incurred by Empire Energy, (ii) propane acquisition and logistics costs savings and (iii) insurance savings that the Partnership believes are achievable as a result of the Transactions.

(b) EBITDA consists of net income before depreciation, amortization, interest and income taxes. EBITDA should not be considered as an alternative to net income (as an indicator of operating performance) or as an alternative to cash flow, and it is not a measure of performance or financial condition under generally accepted accounting principles, but it provides additional information for evaluating the Partnership's ability to distribute the Minimum Quarterly Distribution and to service and incur indebtedness. Cash flows in accordance with generally accepted accounting principles consist of cash flows from operating, investing and financing activities; cash flows from operating activities reflect net income (including charges for interest and income taxes, which are not reflected in EBITDA), adjusted for noncash charges or income (which are reflected in EBITDA) and changes in operating assets and liabilities (which are not reflected in EBITDA). Further, cash flows from investing and financing activities are not included in EBITDA.

(c) Based upon estimated maintenance capital expenditures for fiscal 1998.

(d) Available Cash from Operating Surplus generated during a specified period refers generally to (i) all cash receipts of the Partnership from its operations generated during such period, less (ii) all Partnership operating expenses, debt service payments (including any increases in reserves therefor but not including amounts paid from any reduction in reserves, or payments required in connection with the sale of assets, or any refinancing with the proceeds of new indebtedness or an equity offering) and maintenance capital expenditures, in each case during such period. For a complete definition of Operating Surplus, see the Glossary.

(e) Reflects Available Cash from Operating Surplus of businesses acquired in May and June, 1997 as if they had been acquired July 1, 1996.

    The amount of pro forma Available Cash from Operating Surplus for fiscal 1997 set forth above was derived from the Selected Pro Forma Financial and Operating Data of the Partnership. The pro forma adjustments are based upon currently available information and certain estimates and assumptions. The Selected Pro Forma Financial and Operating Data do not purport to present the results of operations of the Partnership had the Transactions actually been completed as of the dates indicated. Furthermore, the Selected Pro Forma Financial and Operating Data are based on accrual accounting concepts while Operating Surplus is defined in the Partnership Agreement on a cash accounting basis. As a consequence, the amount of pro forma Available Cash from Operating Surplus shown above should only be viewed as a general indication of the amount of Available Cash from Operating Surplus that might in fact have been generated by the Partnership had it been formed in earlier periods.

                SELECTED PRO FORMA FINANCIAL AND OPERATING DATA

    The following Summary Pro Forma Financial and Operating Data reflect the consolidated historical operating results of the companies that comprised the Combined Operations, as adjusted for the Transactions (through December 16,
1996), and the actual consolidated operating results of the Partnership (after December 16, 1996) are unaudited. The pro forma information for the fiscal year ended June 30, 1997 set forth below has been prepared by combining the historical results of operations of Synergy for the five and one-half months ended December 16, 1996; Coast for the four and one-half months ended December 16, 1996; Empire Energy for the five and one-half months ended December 16, 1996; and the Partnership for the six and one-half months ended June 30, 1997. The pro forma information for the three months ended September 30, 1996 set forth below has been prepared by combining the historical results of operations of Synergy for the three months ended September 30, 1996; Coast for the three months ended October 31, 1996; and Empire Energy for the three months ended September 30, 1996. The information for the three months ended September 30, 1997 is derived from the Partnership's unaudited consolidated financial statements included elsewhere in this Prospectus and, in the opinion of management, includes all adjustments necessary for a fair presentation of such information. The Partnership believes that it is reasonable to combine the results of operations of companies having different fiscal years because each of the fiscal years being combined includes the same winter heating seasons in which the majority of the Selected Pro Forma Financial and Operating Data Partnership's revenue and cash flow was generated. The financial and operating data for the three month periods ended September 30, 1997 and 1996 are not necessarily indicative of the results of operations for the full fiscal year. The following information should not be deemed indicative of future operating results of the Partnership.

                                                                PREDECESSORS
                                          --------------------------------------------------------
                                                         EMPIRE                     ACQUISITION/
                                            SYNERGY      ENERGY                      DISPOSITION                   PARTNERSHIP
                            PARTNERSHIP    (JULY 1,     (JULY 1,        COAST        ADJUSTMENTS                    PRO FORMA
                           (DECEMBER 17,    1996 TO      1996 TO    (AUG. 1, 1996   (JULY 1, 1996                  YEAR ENDED
                           1996 TO JUNE    DEC. 16,     DEC. 16,     TO DEC. 16,   TO DECEMBER 16,    PRO-FORMA     JUNE 30,
                             30, 1997)       1996)        1996)         1996)         1996)(A)       ADJUSTMENTS      1997
                           -------------  -----------  -----------  -------------  ---------------  -------------  -----------
                                                                     (IN THOUSANDS)
STATEMENT OF OPERATIONS
  DATA:
  Revenues...............    $ 389,630     $  44,066    $  43,201     $ 185,460       $   1,840       $             $ 664,197
  Cost of sales..........      315,324        23,322       23,310       173,155           1,339          (1,558)(b)    534,892
                           -------------  -----------  -----------  -------------        ------     -------------  -----------
  Gross profit...........       74,306        20,744       19,891        12,305             501           1,558       129,305
  Operating, general and
    administrative
    expenses.............       50,023        15,071       13,394        10,579             360          (1,163)(c)     88,264
  Depreciation and
    amortization.........        8,519         1,904        2,930         1,604              71              45(d)     15,073
                           -------------  -----------  -----------  -------------        ------     -------------  -----------
  Operating income.......       15,764         3,769        3,567           122              70           2,676        25,968
  Interest expense.......        9,944         3,311        3,621         2,238              86            (985)(e)     18,215
                           -------------  -----------  -----------  -------------        ------     -------------  -----------
  Net income (loss)
    before income
    taxes................        5,820           458          (54)       (2,116)            (16)          3,661         7,753
  Income taxes
    (benefit)............           64           298           32          (748)              7             456(f)        109
                           -------------  -----------  -----------  -------------        ------     -------------  -----------
  Net income (loss)......    $   5,756     $     160    $     (86)    $  (1,368)      $     (23)      $   3,205     $   7,644
                           -------------  -----------  -----------  -------------        ------     -------------  -----------
                           -------------  -----------  -----------  -------------        ------     -------------  -----------

                                                                                       PARTNERSHIP YEAR ENDED
                                                                                            JUNE 30, 1997
                                                                                  ---------------------------------
                                                                                   (IN THOUSANDS, EXCEPT PER UNIT
                                                                                                DATA)
BALANCE SHEET DATA (AS OF JUNE 30, 1997):
  Current assets................................................................              $  70,261
  Total assets..................................................................                540,993
  Current liabilities...........................................................                 60,742
  Long-term debt (including current maturities).................................                237,268
  Partners capital--General Partners............................................                  4,972
  Partners' capital--Limited Partners...........................................                238,957

OPERATING DATA (PRO FORMA):
  Capital expenditures(g).......................................................              $  15,977
  EBITDA(h).....................................................................              $  41,041
  Net income per Unit(i)........................................................              $     .46
  Retail propane gallons sold...................................................                213,700

                                                  PREDECESSORS
                         --------------------------------------------------------------
                                                                        ACQUISITION/                     PARTNERSHIP
                                                                         DISPOSITION                      PRO FORMA     PARTNERSHIP
                            SYNERGY     EMPIRE ENERGY      COAST      ADJUSTMENTS (JULY                 THREE MONTHS   ACTUAL THREE
                         (JULY 1, 1996  (JULY 1, 1996  (AUG. 1, 1996     1, 1996 TO                         ENDED      MONTHS ENDED
                         TO SEPTEMBER   TO SEPTEMBER    TO OCTOBER      SEPTEMBER 30,      PRO-FORMA    SEPTEMBER 30,  SEPTEMBER 30,
                           30, 1996)      30, 1996)      31, 1996)        1996)(A)        ADJUSTMENTS       1996           1997
                         -------------  -------------  -------------  -----------------  -------------  -------------  -------------
                                                                       (IN THOUSANDS)
STATEMENT OF OPERATIONS
  DATA:
  Revenues.............    $  17,883      $  15,035      $ 108,175        $     663        $              $ 141,756      $ 152,157
  Cost of sales........        8,940          7,910        100,266              403                         117,519        127,855
                         -------------  -------------  -------------          -----      -------------  -------------  -------------
  Gross profit.........        8,943          7,125          7,909              260                          24,237         24,302
  Operating, general
    and administrative
    expenses...........        7,913          7,008          6,952             (582)            (433)(c)      20,858        22,602
  Depreciation and
    amortization.......        1,000          1,586          1,067               65               20(d)       3,738          4,592
                         -------------  -------------  -------------          -----      -------------  -------------  -------------
  Operating income
    (loss).............           30         (1,469)          (110)             777              413           (359)        (2,892)
  Interest expense.....        1,665          1,704          1,294               77             (273)(e)       4,467         4,782
                         -------------  -------------  -------------          -----      -------------  -------------  -------------
  Net income (loss)
    before income
    taxes..............       (1,635)        (3,173)        (1,404)             700              686         (4,826)        (7,674)
  Income taxes
    (benefit)..........         (550)        (1,165)          (491)             266            1,965(f)          25             20
                         -------------  -------------  -------------          -----      -------------  -------------  -------------
  Net income (loss)....    $  (1,085)     $  (2,008)     $    (913)       $     434        $  (1,279)     $  (4,851)     $  (7,694)
                         -------------  -------------  -------------          -----      -------------  -------------  -------------
                         -------------  -------------  -------------          -----      -------------  -------------  -------------

                                                                      THREE MONTHS ENDED          THREE MONTHS ENDED
                                                                      SEPTEMBER 30, 1996          SEPTEMBER 30, 1997
                                                               ---------------------------------  ------------------
                                                                       (IN THOUSANDS, EXCEPT PER UNIT DATA)
BALANCE SHEET DATA (AS OF SEPTEMBER 30, 1997):
  Current assets.............................................                                         $   75,117
  Total assets...............................................                                            548,784
  Current liabilities........................................                                             64,188
  Long-term debt (including current maturities)..............                                            256,165
  Partners capital--General Partners.........................                                              4,628
  Partners' capital--Limited Partners........................                                            222,178

OPERATING DATA:
  Capital expenditures(g)....................................              $   3,513                  $    5,994
  EBITDA(h)..................................................              $   3,379                  $    1,700
  Net loss per Unit(i).......................................              $    (.29)                 $     (.46)
  Retail propane gallons sold................................                 38,500                      41,300

------------------------------

(a) Reflects the results of Myers Propane Gas Company, a subsidiary of NPS, and pro forma five and one-half month (or three month) results of propane operations acquired by Northwestern Growth subsequent to July 1, 1996, all of which were contributed to the Operating Partnership as part of the Transactions.

(b) Reflects elimination of last-in, first-out (LIFO) inventory adjustment as of December 16, 1996, because historically higher inventory levels as of June 30 fiscal year end would not require depletion of LIFO layers.

(c) Reflects the full year (or full quarter) effect of operating expense savings resulting from the consolidation of certain operations subsequent to December 16, 1996, as well as the elimination of certain operating and general and administrative expenses associated with the operation of the Partnership, as follows:

                                                                   YEAR ENDED JUNE   THREE MONTHS ENDED
                                                                      30, 1997       SEPTEMBER 30, 1996
                                                                   ---------------  ---------------------
Eliminated bank and consulting fees..............................     $     149           $      96
Consolidation of certain retail locations........................           321                 174
Corporate overhead consolidation.................................           693                 163
                                                                         ------               -----
                                                                      $   1,163           $     433
                                                                         ------               -----
                                                                         ------               -----

(d) Reflects the additional depreciation and amortization expense due to the increase in property and intangibles that result from applying the purchase method of accounting to the Empire Energy and Coast acquisitions.

(e) Reflects the following adjustment to interest expense directly resulting from the Transactions, as follows:

                                                                    YEAR ENDED    THREE MONTHS ENDED
                                                                   JUNE 30, 1997  SEPTEMBER 30, 1996
                                                                   -------------  -------------------
Historical interest expense, net.................................    $  19,114         $   4,663
Interest expense from acquisitions...............................           86                77
                                                                   -------------          ------
                                                                        19,200             4,740
                                                                   -------------          ------
Pro forma interest expense, net applicable to the Partnership:
  $220,000 first mortgage notes at a rate of 7.53% per annum.....       16,566             4,142
  Interest expense attributable to working capital facility based
    on actual borrowings by the Partnership......................          380                33
  Interest expense attributable to actual purchase contract
    obligations assumed by the Partnership at interest rates
    ranging from 5% to 10%.......................................          929               161
  Debt expense amortization based on $7,401 debt issuance
    costs........................................................          527               131
  Less--actual interest income of the Partnership for the period
    from December 17, 1996 to June 30, 1977......................         (187)           --
                                                                   -------------          ------
Pro forma interest expense, net adjustment.......................       18,215             4,467
                                                                   -------------          ------
                                                                     $    (985)        $    (273)
                                                                   -------------          ------
                                                                   -------------          ------

(f) Reflects the elimination of income tax provision (benefit), because income taxes are not borne by the Partnership (except for income taxes applicable to operations conducted by the Partnership's corporate subsidiary).

(g) The Partnership's capital expenditures fall generally into three categories:
    (i) growth capital expenditures, which include expenditures for the purchase of new propane tanks and other equipment to facilitate expansion of the Partnership's retail customer base, (ii) maintenance capital expenditures, which include expenditures for repairs that extend the life of the assets and replacement of property, plant and equipment, and (iii) acquisition capital expenditures.

(h) EBITDA consists of net income before depreciation, amortization, interest and income taxes. EBITDA should not be considered as an alternative to net income (as an indicator of operating performance) or as an alternative to cash flow, and it is not a measure of performance or financial condition under generally accepted accounting principles, but it provides additional information for evaluating the Partnership's ability to distribute the Minimum Quarterly Distribution and to service and incur indebtedness. Cash flows in accordance with generally accepted accounting principles consist of cash flows from operating, investing and financing activities; cash flows from operating activities reflect net income (including charges for interest and income taxes, which are not reflected in EBITDA), adjusted for noncash charges or income (which are reflected in EBITDA) and changes in operating assets and liabilities (which are not reflected in EBITDA). Further, cash flows from investing and financing activities are not included in EBITDA.

(i) Net income per Unit is computed by dividing the limited partners' interest in net income by the weighted average number of Units outstanding.

                SELECTED HISTORICAL FINANCIAL AND OPERATING DATA

THE PARTNERSHIP

    The following table presents selected consolidated operating and balance sheet data of the Partnership as of September 30, 1997, for the three months ended September 30, 1997 and for the period from inception (December 17, 1996) to June 30, 1997. The financial data of the Partnership as of June 30, 1997, and for the period from inception (December 17, 1996) to June 30, 1997, were derived from the Partnership's audited consolidated financial statements. The information for the three months ended September 30, 1997 is derived from the Partnership's unaudited consolidated financial statements included elsewhere in this Prospectus and, in the opinion of management, includes all adjustments necessary for a fair presentation of such information. The financial data set forth below should be read in conjunction with the Partnership's consolidated financial statements, together with the notes thereto, and the "Management's Discussion and Analysis of Financial Condition and Results of Operations--The Partnership" included elsewhere in this Prospectus. The financial and operating data for the three month period ended September 30, 1997 are not necessarily indicative of the results of operations for the full fiscal year.

                                                                            PERIOD FROM
                                                                             INCEPTION           THREE MONTHS
                                                                        (DECEMBER 17, 1996)          ENDED
                                                                          TO JUNE 30, 1997    SEPTEMBER 30, 1997
                                                                        --------------------  -------------------
                                                                          (IN THOUSANDS, EXCEPT PER UNIT DATA)
STATEMENT OF OPERATIONS DATA:
Revenues..............................................................      $    389,630          $   152,157
Cost of sales.........................................................           315,324              127,855
                                                                                --------             --------
Gross profit..........................................................            74,306               24,302
Operating, general and administrative expenses........................            50,023               22,602
Depreciation and amortization.........................................             8,519                4,592
                                                                                --------             --------
Operating income (loss)...............................................            15,764               (2,892)
Interest expense......................................................             9,944                4,782
                                                                                --------             --------
Net income (loss) before income taxes.................................             5,820               (7,674)
Income taxes..........................................................                64                   20
                                                                                --------             --------
Net income (loss).....................................................      $      5,756          $    (7,694)
                                                                                --------             --------
                                                                                --------             --------
BALANCE SHEET DATA (AS OF SEPTEMBER 30, 1997):
Current assets........................................................                            $    75,117
Total assets..........................................................                                548,784
Current liabilities...................................................                                 64,188
Long-term debt (including current maturities).........................                                256,165
Partners' capital--General Partners...................................                                  4,628
Partners' capital--Limited Partners...................................                                222,178

OPERATING DATA:
Capital expenditures(a)...............................................      $      4,227          $     5,994
EBITDA(b).............................................................      $     24,283          $     1,700
Net income per unit(c)................................................      $        .34          $      (.46)
Retail propane gallons sold...........................................           213,700               41,300

------------------------------

(a) The Partnership's capital expenditures fall generally into three categories:
    (i) growth capital expenditures, which include expenditures for the purchase of new propane tanks and other equipment to facilitate expansion of the Partnership's retail customer base, (ii) maintenance capital expenditures, which include expenditures for repairs that extend the life of the assets and replacement of property, plant and equipment, and (iii) acquisition capital expenditures.

(b) EBITDA consists of net income before depreciation, amortization, interest and income taxes. EBITDA should not be considered as an alternative to net income (as an indicator of operating performance) or as an alternative to cash flow, and it is not a measure of performance or financial condition under generally accepted accounting principles, but it provides additional information for evaluating the Partnership's ability to distribute the Minimum Quarterly Distribution and to service and incur indebtedness. Cash flows in accordance with generally accepted accounting principles consist of cash flows from operating, investing and financing activities; cash flows from operating activities reflect net income (including charges for interest and income taxes, which are not reflected in EBITDA), adjusted for noncash charges or income (which are reflected in EBITDA) and changes in operating assets and liabilities (which are not reflected in EBITDA). Further, cash flows from investing and financing activities are not included in EBITDA.

(c) Net income per Unit is computed by dividing the limited partners' interest in net income by the weighted average number of Units outstanding.

SYNERGY

    The financial information below as of June 30, 1996 and December 16, 1996, and for the ten and one-half month period ended June 30, 1996 and the five and one-half month period ended December 16, 1996, is derived from the audited financial statements of Synergy. On August 15, 1995, Synergy Group Incorporated ("SGI"), the predecessor of Synergy, was acquired by Synergy in the Synergy Acquisition. The five and one-half months ended December 16, 1996 covers the period from the date of the Synergy Acquisition to December 16, 1996. The financial information below as of September 30, 1996 is unaudited but, in the opinion of management, includes all adjustments necessary for a fair presentation of such information. The financial information below as of March 31, 1993, 1994 and 1995 is derived from the audited financial statements of SGI. The comparability of financial matters is affected by the change in ownership of SGI and the concurrent sale of approximately 25% of the operations acquired in the Synergy Acquisition to Empire Energy (the "Empire Acquisition of Certain Synergy Assets"). The Statement of Operations Data and the Operating Data for the 4 1/2 months ended August 14, 1995 represent information for the period from the end of the last fiscal year of SGI until the date of the Synergy Acquisition, and are presented only to reflect operations of Synergy for a complete five-year period. The retail propane gallons sold for all periods presented is derived from the accounting records of Synergy and SGI and is unaudited. The Selected Historical Financial and Operating Data below should be read in conjunction with the financial statements of Synergy and SGI and with "Management's Discussion and Analysis of Financial Condition and Results of Operations--Synergy" included elsewhere in this Prospectus.

                                                                                         SYNERGY
                                       SYNERGY GROUP INCORPORATED           ---------------------------------
                              --------------------------------------------   10 1/2      5 1/2
                                                                             MONTHS     MONTHS
                                FISCAL YEAR ENDED MARCH 31,                   ENDED      ENDED
                              -------------------------------               JUNE 30,   DEC. 16,
                                1993       1994       1995                    1996       1996
                              ---------  ---------  ---------               ---------  ---------
                                                                  4 1/2                            3 MONTHS
                                                                 MONTHS                              ENDED
                                                                  ENDED                            SEPT. 30,
                                                               AUGUST 14,                            1996
                                                                  1995                            -----------
                                                               -----------
                                                                                                  (UNAUDITED)
                                                               (UNAUDITED)
                                             (IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
Operating revenue...........  $ 132,855  $ 133,731  $ 123,562   $  32,179   $  96,062  $  44,066   $  17,883
Cost of product sold........     66,891     63,498     59,909      15,387      46,187     23,322       8,940
Gross profit................     65,964     70,233     63,653      16,792      49,875     20,744       8,943
Depreciation and
 amortization...............      5,381      5,170      5,100       1,845       3,329      1,904       1,000
Operating income (loss).....       (809)     3,609     (2,291)     (6,600)     14,520      3,769          30
Interest expense............     13,342     13,126     11,086       3,223       5,584      3,311       1,665
Provision (benefit) for
 income taxes...............        351       (400)       (84)         31       3,675        298        (550)
Net income (loss)...........    (15,274)   (11,615)   (13,417)     (9,813)      5,261        160      (1,085)

BALANCE SHEET DATA (END OF PERIOD):
Current assets..............  $  30,903  $  31,149  $  27,542   $  21,501   $  59,027  $  21,271   $  60,112
Total assets................    112,153    111,914    103,830      96,500     166,762    174,140     170,042
Total debt..................    123,168    122,626     92,717      89,541      79,524     84,585      81,151
Redeemable preferred stock..     --         --         --          --          55,312     55,312      55,312
Stockholders' deficit.......    (43,808)   (55,424)   (15,762)    (25,576)     (1,899)    (5,617)     (5,057)

OPERATING DATA:
EBITDA(a)...................  $   4,572  $   8,779  $   2,809   $  (4,815)  $  17,849  $   5,673   $   1,030
Capital expenditures(b).....  $   2,504  $   3,141  $   3,737   $     596   $   8,708  $   3,751   $   1,571
Retail propane gallons
 sold.......................    137,316    137,937    126,205      27,282      92,621     39,468      16,428

------------------------------

(a) EBITDA consists of net income before depreciation, amortization, interest and income taxes. EBITDA should not be considered as an alternative to net income (as an indicator of operating performance) or as an alternative to cash flow, and it is not a measure of performance or financial condition under generally accepted accounting principles, but it provides additional information for evaluating the Partnership's ability to distribute the Minimum Quarterly Distribution and to service and incur indebtedness. Cash flows in accordance with generally accepted accounting principles consist of cash flows from operating, investing and financing activities; cash flows from operating activities reflect net income (including charges for interest and income taxes, which are not reflected in EBITDA), adjusted for noncash charges or income (which are reflected in EBITDA) and changes in operating assets and liabilities (which are not reflected in EBITDA). Further, cash flows from investing and financing activities are not included in EBITDA.

(b) Capital expenditures fall generally into three categories: (i) growth capital expenditures, which include expenditures for the purchase of new propane tanks and other equipment to facilitate expansion of the retail customer base, (ii) maintenance capital expenditures, which include expenditures for repair and replacement of property, plant and equipment, and (iii) acquisition capital expenditures.

EMPIRE ENERGY

    The financial information below as of June 30, 1994, 1995 and 1996 and December 16, 1996, and for the years ended June 30, 1994, 1995 and 1996 and the five and one-half month period ended December 16, 1996, is derived from the audited financial statements of Empire Energy. The financial information below as of September 30, 1996 is unaudited but, in the opinion of management, includes all adjustments necessary for a fair presentation of such information. Empire Energy was formed in June 1994 as a result of a tax-free split-off (the "Split-Off") from Empire Gas Corporation. These financial statements give effect to the Split-Off as if it occurred on July 1, 1992. As discussed elsewhere in this Prospectus, on

August 15, 1995, Empire Energy acquired from Synergy approximately 25% of the operations of SGI. On August 1, 1996, the principal founding shareholder of Empire Energy and certain other shareholders sold their interests in Empire Energy to certain members of management (the "Management Buy-Out"). On October 7, 1996, Northwestern Growth purchased 100% of the Empire Energy common stock. The results of operations and other data for the five and one-half months ended December 16, 1996 are stated on a pro forma basis to combine the one month ended prior to the Management Buy-Out, the two months ended prior to the Northwestern Growth acquisition and the two and one-half months beginning with the Northwestern Growth acquisition. The retail propane gallons sold for all periods presented is derived from the accounting records of Empire Energy and is unaudited. The Selected Historical Financial and Operating Data below should be read in conjunction with the financial statements of Empire Energy and with "Management's Discussion and Analysis of Financial Condition and Results of Operations--Empire Energy" included elsewhere in this Prospectus.

                                                                        EMPIRE ENERGY
                                            ---------------------------------------------------------------------
                                                                                            5 1/2
                                                                                           MONTHS
                                                    FISCAL YEAR ENDED JUNE 30,              ENDED
                                            -------------------------------------------   DEC. 16,
                                              1993       1994       1995        1996        1996
                                            ---------  ---------  ---------  ----------  -----------
                                                                                                       3 MONTHS
                                                                                                         ENDED
                                                                                                       SEPT. 30,
                                                                                                         1996
                                                                                                      -----------
                                                                       (IN THOUSANDS)                 (UNAUDITED)
STATEMENT OF OPERATIONS - DATA:
  Revenues................................  $  61,057  $  60,216  $  56,689  $   98,821   $  43,201    $  15,035
  Cost of product sold....................     29,157     28,029     26,848      50,080      23,310        7,910
  Gross profit(a).........................     31,900     32,187     29,841      48,741      19,891        7,125
  Depreciation and amortization...........      4,257      4,652      4,322       5,875       2,929        1,586
  Operating income (loss).................      8,097      6,015      1,084       9,846       3,567       (1,469)
  Interest expense........................        366        118         39       2,598       3,621        1,704
  Provision (benefit) for income taxes....      2,900      2,400        600       3,550          32       (1,165)
  Net income (loss).......................      4,726      3,497        445       3,698         (86)      (2,008)

BALANCE SHEET DATA (END OF PERIOD):
  Current assets..........................  $   8,751  $   9,292  $   9,615  $   16,046   $  27,491    $  21,392
  Total assets............................     58,584     64,734     69,075     107,102     183,046      144,122
  Current liabilities.....................      3,620      2,697      4,277      12,126      11,210       13,396
  Long-term debt..........................      2,258        135      1,701      25,442     111,853       98,882
  Stockholders' equity....................     42,614     46,111     46,535      50,233      15,922        1,588

OPERATING DATA:
  EBITDA(a)...............................  $  12,354  $  10,667  $   5,406  $   15,721   $   6,496    $     117
  Capital expenditures(b).................  $   2,446  $   4,058  $   8,365  $   39,164   $   2,823    $   1,348
  Retail propane gallons sold.............     66,456     67,286     62,630     104,036      40,847       15,773

------------------------------

(a) EBITDA consists of net income before depreciation, amortization, interest and income taxes. EBITDA should not be considered as an alternative to net income (as an indicator of operating performance) or as an alternative to cash flow, and it is not a measure of performance or financial condition under generally accepted accounting principles, but it provides additional information for evaluating the Partnership's ability to distribute the Minimum Quarterly Distribution and to service and incur indebtedness. Cash flows in accordance with generally accepted accounting principles consist of cash flows from operating, investing and financing activities; cash flows from operating activities reflect net income (including charges for interest and income taxes, which are not reflected in EBITDA), adjusted for noncash charges or income (which are reflected in EBITDA) and changes in operating assets and liabilities (which are not reflected in EBITDA). Further, cash flows from investing and financing activities are not included in EBITDA.

(b) Capital expenditures fall generally into three categories: (i) growth capital expenditures, which include expenditures for the purchase of new propane tanks and other equipment to facilitate expansion of the retail customer base, (ii) maintenance capital expenditures, which include expenditures for repair and replacement of property, plant and equipment, and (iii) acquisition capital expenditures.

COAST

    The financial information below as of July 31, 1994, 1995 and 1996 and as of December 16, 1996 and for the years ended July 31, 1994, 1995 and 1996 and for the four and one-half months ended December 16, 1996 is derived from the audited financial statements of Coast. The financial information below as of October 31, 1996 is unaudited but, in the opinion of management, includes all adjustments necessary for a fair presentation of such information. The financial information as of July 31, 1993 and for the year ended July 31, 1993 is derived from the accounting records of Coast and is unaudited. The Selected Historical Financial and Operating Data below should be read in conjunction with the financial statements of Coast and with "Management's Discussion and Analysis of Financial Condition and Results of Operations--Coast" included elsewhere in this Prospectus.

                                                                         COAST
                                       -------------------------------------------------------------------------
                                                                                           4 1/2
                                                                                          MONTHS
                                                 FISCAL YEAR ENDED JULY 31,                ENDED
                                       -----------------------------------------------   DEC. 16,     3 MONTHS
                                                       1994        1995        1996        1996         ENDED
                                                    ----------  ----------  ----------  -----------   OCT. 31,
                                                                                                        1996
                                                                                                     -----------
                                                                                                     (UNAUDITED)
                                          1993
                                       -----------
                                       (UNAUDITED)                  (IN THOUSANDS)
STATEMENT OF OPERATIONS DATA:
  Revenues...........................   $ 229,860   $  242,986  $  266,842  $  384,354   $ 185,460    $ 108,175
  Cost of product sold...............     203,975      214,632     234,538     351,213     173,155      100,266
  Gross profit.......................      25,885       28,354      32,304      33,141      12,305        7,909
  Depreciation and amortization......       3,184        3,282       3,785       4,216       1,604        1,067
  Operating income (loss)............       3,399        3,843       4,535       4,044         122         (110)
  Interest expense...................       4,017        4,029       5,120       5,470       2,238        1,294
  Benefit for income taxes...........        (123)         (28)       (202)       (473)       (748)        (491)
  Net loss(a)........................        (495)        (158)       (889)       (953)     (1,368)        (913)

BALANCE SHEET DATA (END OF PERIOD):
  Current assets.....................   $  21,962   $   29,150  $   33,676  $   35,297   $  49,392    $  35,071
  Total assets.......................      82,626       93,559     101,545     106,179     119,066      105,574
  Current liabilities................      23,182       31,178      27,605      37,849      48,254       35,361
  Long-term debt.....................      29,241       31,080      46,021      41,801      46,245       45,069
  Mandatorily redeemable
    securities.......................       8,325        8,874       7,781       8,559       8,675        8,675
  Stockholders' equity...............       8,368        7,661       7,853       6,098       4,614        5,069

OPERATING DATA (UNAUDITED):
  EBITDA(b)..........................   $   6,583   $    7,125  $    8,320  $    8,260   $   1,726    $     957
  Capital expenditure(c).............   $   6,114   $    4,451  $    5,581  $    6,060   $   1,503    $     594
  Retail propane gallons sold........      27,385       30,918      36,569      34,888      13,380        7,013

------------------------

(a) Included in the net loss for the year ended July 31, 1995 is an extraordinary charge to income of $506,000 for the early retirement of debt, net of the income tax benefit.

(b) EBITDA consists of net income before depreciation, amortization, interest and income taxes. EBITDA should not be considered as an alternative to net income (as an indicator of operating performance) or as an alternative to cash flow, and it is not a measure of performance or financial condition under generally accepted accounting principles, but it provides additional information for evaluating the Partnership's ability to distribute the Minimum Quarterly Distribution and to service and incur indebtedness. Cash flows in accordance with generally accepted accounting principles consist of cash flows from operating, investing and financing activities; cash flows from operating activities reflect net income (including charges for interest and income taxes, which are not reflected in EBITDA), adjusted for noncash charges or income (which are reflected in EBITDA) and changes in operating assets and liabilities (which are not reflected in EBITDA). Further, cash flows from investing and financing activities are not included in EBITDA.

(c) Capital expenditures fall generally into three categories: (i) growth capital expenditures, which include expenditures for the purchase of new propane tanks and other equipment to facilitate expansion of the retail customer base, (ii) maintenance capital expenditures, which include expenditures for repair and replacement of property, plant and equipment, and (iii) acquisition capital expenditures.

        MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
                             RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION OF THE HISTORICAL FINANCIAL CONDITION AND RESULTS OF OPERATIONS FOR THE PARTNERSHIP AND ITS PRINCIPAL PREDECESSOR ENTITIES, SYNERGY, EMPIRE ENERGY AND COAST, SHOULD BE READ IN CONJUNCTION WITH THE SELECTED PRO FORMA FINANCIAL AND OPERATING DATA AND NOTES THERETO, THE SELECTED HISTORICAL FINANCIAL AND OPERATING DATA AND NOTES THERETO AND THE HISTORICAL FINANCIAL STATEMENTS AND NOTES THERETO INCLUDED ELSEWHERE IN THIS PROSPECTUS.

GENERAL

    The Partnership is a Delaware limited partnership formed to own and operate the propane business and assets of Synergy, Empire Energy and Coast. The Partnership believes that it is the fifth largest retail marketer of propane in the United States, serving more than 380,000 residential, commercial, industrial and agricultural customers from 298 customer service centers in 27 states. On a combined basis, the Partnership's retail propane sales volume was approximately 230 million, 235 million and 214 million gallons during fiscal 1995, 1996 and 1997, respectively. On a combined basis in fiscal 1996 and 1997, the Partnership also sold approximately 328 and 330 million gallons of natural gas liquids to wholesale customers.

    Because a substantial portion of the Partnership's propane is used in the weather-sensitive residential markets, the temperatures realized in the Partnership's areas of operations, particularly during the six-month peak heating season, have a significant effect on the financial performance of the Partnership. In any given area, warmer-than-normal temperatures will tend to result in reduced propane use, while sustained colder-than-normal temperatures will tend to result in greater propane use. Therefore, information on normal temperatures is used by the Partnership in understanding how historical results of operations are affected by temperatures that are colder or warmer than normal and in preparing forecasts of future operations, which are based on the assumption that normal weather will prevail in each of the Partnership's regions.

    Gross profit margins are not only affected by weather patterns but also by changes in customer mix. For example, sales to residential customers ordinarily generate higher margins than sales to other customer groups, such as commercial or agricultural customers. In addition, gross profit margins vary by geographic region. Accordingly, profit margins could vary significantly from year to year in a period of identical sales volumes.

THE PARTNERSHIP

ANALYSIS OF RESULTS OF OPERATIONS

    The following discussion compares the results of operations and other data of the Partnership for the three months ended September 30, 1997 to the pro forma three months ended September 30, 1996 and for the pro forma year ended June 30, 1997 to the pro forma year ended June 30, 1996. Note all pro forma information has been prepared assuming that the Partnership had been in existence at the beginning of the periods presented. All references to periods prior to December 17, 1996 (the date the Partnership commenced operations) refer to pro forma amounts determined by combining the financial information of the predecessor companies.

THREE MONTHS ENDED SEPTEMBER 30,                                                             1997         1996
THOUSANDS OF DOLLARS (UNAUDITED)                                                           (ACTUAL)   (PRO FORMA)
----------------------------------------------------------------------------------------  ----------  ------------
Revenues................................................................................  $  152,157   $  141,756
Cost of sales...........................................................................     127,855      117,519
                                                                                          ----------  ------------
Gross profit............................................................................  $   24,302   $   24,237
                                                                                          ----------  ------------
                                                                                          ----------  ------------

    VOLUME. During the three months ended September 30, 1997, the Partnership sold 41.3 million retail propane gallons, an increase of 2.8 million gallons or 7.3% from the 38.5 million retail propane gallons sold during the pro forma three months ended September 30, 1996. Wholesale volumes were 140.9 million gallons and 109.1 million gallons, respectively, for the quarters ended September 30, 1997 and 1996, which represents an increase of 31.8 million gallons or 29.2%. A majority of the increase in retail volume-approximately 79%, or 2.2 million gallons- is attributable to the addition of retail customer service centers obtained through the acquisition of new propane businesses since December 17, 1996.

    The average heating degree days, in the markets served by the Partnership, for the first fiscal quarter of 1998 was approximately 36% warmer than normal and approximately 25% warmer than last year, respectively. These milder temperatures, while not in the peak of the heating season, adversely affected the Partnership's residential sales volume. The first fiscal quarter historically accounts for approximately 17% and 7% of the Partnership's retail sales volume and EBITDA, respectively.

    REVENUES. Revenues increased by $10.4 million or 7.3% to $152.2 million for the three months ended September 30, 1997, as compared to $141.8 million for the pro forma three months ended September 30, 1996. This increase was attributable to an increase in wholesale revenues of $10.5 million or 7.4% to $110.3 million for the three months ended September 30, 1997, as compared to $99.8 million for the pro forma three months ended September 30, 1996. This increase was due primarily to the increase in wholesale volume mentioned above. The revenues for the retail business also increased by $.4 million or 9.6% to $41.7 million for the three months ended September 30, 1997, as compared to $41.3 million for the pro forma three months ended September 30, 1996. This increase was a result of the increase in volume described above offset by a decrease in the average sales price per gallon of propane.

    COST OF PRODUCT SOLD. Cost of product sold increased by $10.4 million or 8.9% to $127.9 million for the three months ended September 30, 1997, as compared to $117.5 million for the pro forma three months ended September 30, 1996. The increase in cost of product sold was primarily due to the increased sales volume described above. As a percentage of revenues, cost of product sold increased to 84.0% for the three months ended September 30, 1997, as compared to 82.9% for the pro forma three months ended September 30, 1996.

    GROSS PROFIT. Gross profit of $24.3 million for the three months ended September 30, 1997, is consistent with the gross profit of $24.2 million for the pro forma three months ended September 30, 1996. Retail per gallon margins for the three months ended September 30, 1997 were slightly lower than for the pro forma period. This is partially attributable to the fact that the pro forma three months ended September 30, 1996, includes the results of operations for Coast from August 1, 1996 to October 31, 1996. More heating degree days were recorded for October 1996 than for July 1997 in the markets served by Coast, causing the pro forma per gallon margins to be higher. As a percentage of revenues, gross profit decreased to 16.0% for the three months ended September 30, 1997, as compared to 17.1% for the pro forma three months ended September 30, 1996. Gross profit from propane businesses acquired since December 17, 1996 was $.8 million for the three months ended September 30, 1997.

    OPERATING, GENERAL AND ADMINISTRATIVE EXPENSES. Operating, general and administrative expenses increased by $1.7 million or 8.1% to $22.6 million for the three months ended September 30, 1997, as compared to the pro forma three months ended September 30, 1996. Approximately $1.2 million, or 71%, of this increase was attributable to increases in salaries and other operating expenses resulting from the acquisitions of new businesses and the correspondingly increased sales volumes discussed above. As a percentage of revenues, operating, general and administrative expenses remained consistent at 14.8% for the three months ended September 30, 1997, as compared to 14.7% for the pro forma three months ended September 30, 1996.

    The Partnership utilizes software and related technologies throughout its businesses that will be affected by the date change in the year 2000. An internal study is currently under way to determine the full scope and related costs to insure that the Partnership's systems continue to meet its internal needs and those of its customers. The Partnership will begin to incur expenses in 1998 to resolve this issue. These expenses may continue through the year 1999.

PRO FORMA FISCAL YEARS ENDED JUNE 30,
THOUSANDS OF DOLLARS (UNAUDITED)                                                               1997        1996
------------------------------------------------------------------------------------------  ----------  ----------
Revenues..................................................................................  $  664,197  $  595,790
Cost of sales.............................................................................     534,892     455,984
                                                                                            ----------  ----------
Gross profit..............................................................................  $  129,305  $  139,806
                                                                                            ----------  ----------
                                                                                            ----------  ----------

    VOLUME. During the year ended June 30, 1997, the Partnership sold 213.7 million retail propane gallons, a decrease of 21.3 million gallons or 9.1% from the 235.0 million retail propane gallons sold during the year ended June 30, 1996. The decrease in retail volume was primarily attributable to the decline in volume of sales in the three months ended March 31, 1997, compared to the three months ended March 31, 1996. The decline in retail volume was primarily attributed to national temperatures that averaged 14% warmer than last year and 13% warmer in the markets served by the Partnership. Wholesale sales volumes were 330.1 million gallons and 328.3 million gallons for the years ended June 30, 1997 and 1996, respectively.

    REVENUES. Revenues increased by $68.4 million or 11.5% to $664.2 million for the year ended June 30, 1997, as compared to $595.8 million for the year ended June 30, 1996. This increase was attributable to an increase in wholesale revenues of $84.5 million or 26.7% to $400.7 million for the year ended June 30, 1997, as compared to $316.2 million for the year ended June 30, 1996, due primarily to higher product costs and sales prices. Revenues for the retail business declined by $16.1 million or 5.8% to $263.5 million for the year ended June 30, 1997, as compared to $279.6 million for the year ended June 30, 1996. This decrease was due to the decline in retail sales volume described above.

    COST OF PRODUCT SOLD. Cost of product sold increased by $78.9 million, or 17.3% to $534.9 million for the year ended June 30, 1997, as compared to $456.0 million for the year ended June 30, 1996. The increase in cost of product sold was primarily due to the higher product costs described above. As a percentage of revenues, cost of product sold increased to 80.5% for the year ended June 30, 1997, as compared to 76.5% for the year ended June 30, 1996.

    GROSS PROFIT. Gross profit decreased $10.5 million or 7.5% to $129.3 million for the year ended June 30, 1997, as compared to $139.8 million for the year ended June 30, 1996, primarily due to the reduction in retail sales volume and higher product costs as discussed above.

    RECENTLY ISSUED ACCOUNTING STANDARDS

    Financial Accounting Standards Board Statement No. 128, "Earnings per Share" ("Statement No. 128"), issued in February 1997 and effective for fiscal years ending after December 15, 1997, establishes and simplifies standards for computing and presenting earnings per share. Implementation of Statement No. 128 will not have a material impact on the Partnership's computation or presentation of earnings per unit, as the Partnership's common stock equivalents have had no material effect on earnings per unit amounts.

    Financial Accounting Standards Board Statement No. 130, "Reporting Comprehensive Income", issued in June 1997 and effective for fiscal years beginning after December 15, 1997, establishes standards for reporting and display of the total of net income and the components of all other nonowner changes in partners' capital, or comprehensive income, either below net income
(loss) or within the statement of partners' capital. The Partnership has had no significant items of other comprehensive income.

LIQUIDITY AND CAPITAL RESOURCES

    CASH FLOWS. Cash used in operating activities during the three-month period ended September 30, 1997 was $4.0 million. Cash flow from operations included a net loss of $7.7 million and non-cash charges of $4.6 million for depreciation and amortization expense. The impact of working capital changes decreased cash flow by approximately $.9 million.

    Cash used in investment activities for the three-month period ended September 30, 1997 totaled $6.0 million, which was principally used for purchases of property and equipment. Cash provided by financing activities was $10.2 million for the three months ended September 30, 1997, which principally reflects additional borrowings on the working capital facility, net of a distribution to Unitholders of $9.4 million.

    Cash provided by operating activities during the period from December 17, 1996 to June 30, 1997, was $11.2 million. Cash flow from operations included net income of $5.8 million and noncash charges of $8.5 million for the period, comprised principally of depreciation and amortization expense. The impact of working capital changes decreased cash flow by approximately $3.1 million.

    Cash used in investment activities for the period from December 17, 1996 to June 30, 1997, totaled $3.8 million, which was principally used for acquisitions and purchases of property and equipment. Cash used in financing activities was $18 million for the period from December 17, 1996, to June 30, 1997. This amount reflects net repayments on the Working Capital Facility and the payment of partnership distributions.

    On December 17, 1996, the Partnership completed its initial public offering, proceeds from which amounted to $191.8 million. Concurrently with the IPO, the Operating Partnership issued $220.0 million of Senior Notes and borrowed $12.8 million on its Working Capital Facility. Also on the IPO date, the Operating Partnership received cash of $22.4 million from the Predecessor Companies. Proceeds from the IPO, Senior Notes and the Working Capital Facility were used to repay liabilities assumed by the Operating Partnership ($337.6 million), to make distributions to the Partnership's Special General Partner to redeem its preferred stock ($61.2 million), to provide net worth to the Special General Partner ($15.5 million) and to pay expenses of the partnership organization and formation ($13.7 million).

    Concurrently with consummation of the IPO, the Partnership and the Operating Partnership issued the entire general partner interest and 6,597,619 Subordinated Units to the General partners in exchange for their contribution to the Operating Partnership of all of the assets of the Combined Operations, and the Operating Partnership assumed substantially all the liabilities of the Combined Operations. The general partner interests and the Subordinated Units were valued at the approximate net book value of the assets contributed to the Operating Partnership, which did not exceed the fair market value of such assets, net of liabilities assumed.

    FINANCING AND SOURCES OF LIQUIDITY. On December 17, 1996, the Operating Partnership issued $220.0 million of Senior Notes with a fixed annual interest rate of 7.53% pursuant to note purchase agreements with various investors (collectively, the "Note Agreement"). The Senior Notes mature on December 30, 2010, and require semi-annual interest payments commencing December 30, 1996. The Note Agreement requires that the principal be paid in equal annual payments of $27.5 million starting December 30, 2003. Also on the same date, the Operating Partnership entered into a bank credit agreement consisting of a working capital facility (the "Working Capital Facility") and an acquisition facility (the "Acquisition Facility"). The Working Capital Facility provides for revolving borrowings up to $50.0 million (including a $30.0 million sublimit for letters of credit through March 31, 1997, and $20.0 million thereafter), and matures on December 31, 1999. The Bank Credit Agreement provides that there must be no amount outstanding under the Working Capital Facility (excluding letters of credit) in excess of $10.0 million for at least 30 consecutive days during each fiscal year. At June 30, 1997, $4.6 million was outstanding under the Working Capital Facility. Issued outstanding letters of credit totaled

$7.6 million at June 30, 1997. The Acquisition Facility provides the Operating Partnership with the ability to borrow up to $75.0 million to finance propane business acquisitions. The Acquisition Facility operates as a revolving facility through December 31, 1999, at which time any loans then outstanding may be converted to term loans and will amortize quarterly for a period of four years thereafter. No amounts were outstanding at June 30, 1997. Loans under the Bank Credit Agreement bear interest at variable base or Eurodollar rates. At June 30, 1997, the applicable base and Eurodollar rates were 8.625% and 5.938%, respectively. In addition, an annual fee is payable quarterly by the Operating Partnership (whether or not borrowings occur) ranging from .125% to .325% depending upon the ratio referenced above.

    The Operating Partnership's obligations under the Note and Bank Credit Agreements are secured by a security interest in the Operating Partnership's inventory, accounts receivable and certain customer storage tanks. The Note and Bank Credit Agreements contain various terms and covenants including financial ratio covenants with respect to debt and interest coverage and limitations, among others, on the ability of the Operating Partnership and its subsidiary to incur additional indebtedness, create liens, make investments and loans, enter into mergers, consolidations or sales of all or substantially all assets and make asset sales. Generally, so long as no default exists or would result, the Partnership is permitted to make distributions during each fiscal quarter in an amount not in excess of Available Cash with respect to the immediately preceding quarter. The Operating Partnership was in compliance with all terms and covenants at September 30, 1997.

    INFLATION AND ECONOMIC TRENDS. Although its operations are affected by general economic trends, the Partnership does not believe that inflation had had a material effect on the results of its operations during the past three years.

SYNERGY

    The following discussion compares the results of operations and other data for Synergy for the ten and one-half month period ended June 30, 1996 to the fiscal year ended March 31, 1995. As discussed below, the comparability of financial matters for the periods is affected by the Synergy Acquisition and the concurrent Empire Acquisition of Certain Synergy Assets.

    TEN AND ONE-HALF MONTHS ENDED JUNE 30, 1996 COMPARED TO FISCAL YEAR ENDED MARCH 31, 1995

    VOLUME. During fiscal 1996, Synergy sold 92.6 million retail propane gallons, a decrease of 33.6 million gallons, or 26.6%, from the 126.2 million retail propane gallons sold during fiscal 1995. The decrease in volume was primarily attributable to the Empire Acquisition of Certain Synergy Assets, partially offset by the colder weather during fiscal 1996 in Synergy's marketing areas. The weather in Synergy's marketing areas was approximately 3.5% colder than normal for such areas during fiscal 1996, and was warmer than normal for such areas during fiscal 1995.

    REVENUES. Revenues declined by $27.5 million, or 22.2%, to $96.1 million for fiscal 1996, as compared to $123.6 million for fiscal 1995. This decrease was attributable almost entirely to the reduced sales volume in fiscal 1996 as a result of the Empire Acquisition of Certain Synergy Assets, partially offset by the colder than normal weather during fiscal 1996.

    COST OF SALES. Cost of product sold decreased by $13.7 million, or 22.9%, to $46.2 million for fiscal 1996, as compared to $59.9 million for fiscal 1995. The decrease was attributable to the reduced sales volume in fiscal 1996 resulting from the Empire Acquisition of Certain Synergy Assets and was partially offset by the colder than normal weather during fiscal 1996. As a percentage of revenues, cost of product sold decreased slightly to 48.1% for fiscal 1996, as compared to 48.5% for fiscal 1995.

    GROSS PROFIT. Gross profit decreased by $13.8 million, or 21.7%, to $49.9 million for fiscal 1996, as compared to $63.7 million for fiscal 1995. This decrease was due primarily to the Empire Acquisition of Certain Synergy Assets. Gross profit per retail gallon (which includes non-propane related sales) increased by $.033 per gallon, or 6.5%, to $.538 per gallon for fiscal 1996, as compared to $.505 per gallon for fiscal 1995.

    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses (which include salaries and commissions and related-party corporate administration and management fees) decreased by $28.8 million, or 47.4%, to $32.0 million for fiscal 1996, as compared to $60.8 million for fiscal 1995, due to the Empire Acquisition of Certain Synergy Assets and the reduction of employee positions, corporate overhead and related party salaries and expenses. As a percentage of revenues, general and administrative expenses decreased to 33.3% for fiscal 1996, as compared to 49.2% for fiscal 1995.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization decreased by $1.8 million, or 35.3%, to $3.3 million for fiscal 1996, as compared to $5.1 million for fiscal 1995, due to the Empire Acquisition of Certain Synergy Assets, partially offset by an increase in depreciation and amortization due to the purchase accounting adjustment made in connection with the Synergy Acquisition.

    OPERATING INCOME. Operating income increased $16.8 million to $14.5 million for fiscal 1996, as compared to a loss of $2.3 million for fiscal 1995. This increase was primarily due to the significant reduction in general and administrative expenses, partially offset by the effect of the Empire Acquisition of Certain Synergy Assets. As a percentage of revenues, operating income increased to 15.1% for fiscal 1996, as compared to a loss for fiscal 1995.

    INTEREST EXPENSE. Interest expense decreased $5.5 million, or 49.6%, to $5.6 million for fiscal 1996, as compared to $11.1 million for fiscal 1995, primarily due to the recapitalization of Synergy in connection with the Synergy Acquisition.

    NET INCOME. Synergy had net income of $5.3 million for fiscal 1996, as compared to a net loss of $13.4 million for fiscal 1995. The increase was primarily the result of the reduction in general and administrative expenses and interest expense, partially offset by the effect of the Empire Acquisition of Certain Synergy Assets.

    EBITDA. EBITDA increased $15.0 million, or 537.7%, to $17.8 million in fiscal 1996, as compared to $2.8 million for fiscal 1995. This increase was primarily due to the reduction in general and administrative expenses and colder than normal weather, and was partially offset by the effect of the Empire Acquisition of Certain Synergy Assets. As a percentage of revenues, EBITDA increased to 18.6% for fiscal 1996, as compared to 2.3% for fiscal 1995. EBITDA should not be considered as an alternative to net income (as an indicator of operating performance) or as an alternative to cash flow (as a measure of liquidity or ability to service debt obligations), but provides additional information for evaluating the Partnership's ability to distribute the Minimum Quarterly Distribution.

EMPIRE ENERGY

    The following discussion compares the results of operations and other data for Empire Energy for the fiscal year ended June 30, 1996 to the fiscal year ended June 30, 1995. As discussed below, the comparability of financial matters is affected by the Empire Acquisition of Certain Synergy Assets, the operations of which are included since the actual date of acquisition in August 1995.

    FISCAL YEAR ENDED JUNE 30, 1996 COMPARED TO FISCAL YEAR ENDED JUNE 30, 1995

    VOLUME. During fiscal 1996, Empire Energy sold 104.0 million retail propane gallons, an increase of 41.4 million gallons, or 66.1%, from the 62.6 million retail propane gallons sold during fiscal 1995. The increase in volume was primarily attributable to the Empire Acquisition of Certain Synergy Assets and was also attributable to colder weather during fiscal 1996 in Empire Energy's previously existing marketing areas.

    REVENUES. Revenues increased by $42.1 million, or 74.3%, to $98.8 million for fiscal 1996, as compared to $56.7 million for fiscal 1995. This increase was attributable almost entirely to the Empire Acquisition of Certain Synergy Assets and the colder weather in Empire Energy's marketing areas in fiscal 1996, both of which had the effect of increasing sales.

    COST OF PRODUCT SOLD. Cost of product sold increased by $23.3 million, or 86.9%, to $50.1 million for fiscal 1996, as compared to $26.8 million for fiscal 1995. The increase was attributable to increased volumes sold as a result of the Empire Acquisition of Certain Synergy Assets and the colder weather. As a percentage of revenues, cost of products sold increased to 50.7% for fiscal 1996, as compared to 47.3% for fiscal 1995.

    GROSS PROFIT. Gross profit increased by $18.9 million, or 63.3%, to $48.7 million for fiscal 1996, as compared to $29.8 million for fiscal 1995. This increase was primarily due to the increase in sales volume resulting from the Empire Acquisition of Certain Synergy Assets and colder than normal weather. Gross profit per retail gallon (which includes non-propane related sales) decreased by $.007, or 1.5%, to $.469 per gallon for fiscal 1996, as compared to $.476 per gallon for fiscal 1995.

    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses (which include provision for doubtful accounts) increased by $8.6 million, or 35.1%, to $33.0 million for fiscal 1996, as compared to $24.4 million in fiscal 1995, as a result of the Empire Acquisition of Certain Synergy Assets and the increase in volumes sold due to the colder weather. As a percentage of revenues, general and administrative expenses decreased to 33.4% for fiscal 1996, as compared to 43.1% for fiscal 1995.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization increased by $1.6 million, or 37.2%, to $5.9 million for fiscal 1996, as compared to $4.3 million for fiscal 1995, primarily due to the acquisition of assets in connection with the Empire Acquisition of Certain Synergy Assets.

    OPERATING INCOME. Operating income increased by $8.7 million, or 790.9%, to $9.8 million for fiscal 1996, compared to $1.1 million for fiscal 1995. This increase was primarily the result of the Empire Acquisition of Certain Synergy Assets, which resulted in significant operating efficiencies in Empire Energy's existing business, and an increase in propane sales volumes resulting from the colder winter in fiscal 1996. As a percentage of revenues, operating income increased to 9.9% for fiscal 1996, as compared to 1.9% for fiscal 1995.

    INTEREST EXPENSE. Interest expense increased to $2.6 million for fiscal 1996, as compared to $39,000 for fiscal 1995, mainly due to an increase in borrowings as a result of the Empire Acquisition of Certain Synergy Assets.

    NET INCOME. Empire Energy had net income of $3.7 million for fiscal 1996, as compared to net income of $.4 million for fiscal 1995. The increase was primarily the result of an increase in propane sales volume resulting from the Empire Acquisition of Certain Synergy Assets and colder weather in fiscal 1996.

    EBITDA. EBITDA increased $10.3 million, or 190.8%, to $15.7 million in fiscal 1996, as compared to $5.4 million for fiscal 1995. This increase was due to the Empire Acquisition of Certain Synergy Assets, which resulted in increased volumes and significant operating efficiencies, and the increase in volumes sold due to the colder weather conditions. As a percentage of revenues, EBITDA increased to 15.9% for fiscal 1996, as compared to 9.5% for fiscal 1995. EBITDA should not be considered as an alternative to net income (as an indicator of operating performance) or as an alternative to cash flow (as a measure of liquidity or ability to service debt obligations), but provides additional information for evaluating the Partnership's ability to distribute the Minimum Quarterly Distribution.

COAST

    The following discussion compares the results of operations and other data for Coast for the fiscal year ended July 31, 1996 to the fiscal year ended July 31, 1995.

    FISCAL YEAR ENDED JULY 31, 1996 COMPARED TO FISCAL YEAR ENDED JULY 31, 1995

    VOLUME. During fiscal 1996, Coast sold 328.4 million wholesale propane gallons of natural gas liquids, an increase of 27.0 million gallons, or 9.0%, from the 301.4 million gallons sold in fiscal 1995. The increase in volume was primarily attributable to the impact of colder weather in the wholesale markets served by Coast in the eastern United States. During fiscal 1996, Coast sold
34.9 million retail propane gallons, a decrease of 1.7 million gallons, or 4.6%, from the 36.6 million retail propane gallons sold during fiscal 1995. The decrease in retail volume was primarily attributable to warmer weather during fiscal 1996 in Coast's retail marketing areas. The weather in Coast's areas of retail operations during fiscal 1996 was approximately 16% warmer than normal for such areas. The weather in Coast's areas of retail operations during fiscal 1995 was approximately 2% colder than normal for such areas.

    REVENUES. Revenues increased by $117.5 million, or 44.0%, to $384.4 million for fiscal 1996, as compared to $266.8 million for fiscal 1995. This increase was primarily attributable to increased wholesale sales from Coast's natural gas marketing efforts that resulted in an increase of $82.0 million in fiscal 1996. Retail operating revenues decreased by $.1 million, or .3%, to $38.8 million for fiscal 1996, as compared to $38.9 million for fiscal 1995. This decrease was attributable almost entirely to the warmer than normal weather in Coast's marketing areas in fiscal 1996, which adversely impacted both sales volumes and revenues.

    COST OF PRODUCT SOLD. Cost of product sold increased by $116.7 million, or 49.7%, to $351.2 million for fiscal 1996, as compared to $234.5 million for fiscal 1995. The increase in cost of product sold was primarily related to the increase in wholesale sales of natural gas. Cost of retail product sold, primarily the cost of propane, was constant in fiscal 1996 and 1995 at $17.4 million. The cost per gallon of propane for the retail business increased from $.443 in fiscal 1995 to $.461 in fiscal 1996, reflecting higher national demand resulting from colder than normal weather in many regions. As a percentage of revenues, cost of product sold increased to 91.4% for fiscal 1996, as compared to 87.9% for fiscal 1995.

    GROSS PROFIT. Gross profit increased by $.8 million, or 2.6%, to $33.1 million in fiscal 1996, as compared to $32.3 million for fiscal 1995. This increase was primarily attributable to increased margins in Coast's wholesale businesses, due to a colder heating season in the eastern United States, where a majority of Coast's wholesale sales are currently made. Retail gross profits decreased by $.2 million, or .8%, to $21.3 million for fiscal 1996, as compared to $21.5 million for fiscal 1995. This decrease was due primarily to lower sales volumes as a result of warmer than normal weather in Coast's retail marketing areas. The decrease in gross profits attributable to the decrease in gallons sold was approximately $.9 million. Gross profit per retail gallon increased by $.022, or 3.7%, to $.610 per gallon for fiscal 1996 from $.588 per gallon for fiscal 1995, due to increased average propane selling prices.

    OPERATING EXPENSES. Operating expenses increased $.8 million, or 4.0%, to $21.0 million in fiscal 1996, as compared to $20.2 million in fiscal 1995. Most of this increase was related to increases in Coast's retail operations. Operating expense for the retail business segment increased by $.3 million, or 2.1%, to $12.1 million in fiscal 1996, as compared to $11.9 million in fiscal 1995. The majority of this increase was attributable to acquisitions and start-up operations in fiscal 1996 that experienced higher operating costs that, due to warmer weather, were not offset by added sales volumes. As a percentage of revenues, operating expenses decreased to 5.5% for fiscal 1996, as compared to 7.6% for fiscal 1995.

    GENERAL AND ADMINISTRATIVE EXPENSES. General and administrative expenses (which include corporate administration expenses) increased by $.1 million, or 2.4%, to $3.8 million for fiscal 1996, as compared to $3.7 million for fiscal 1995. The majority of this increase was attributable to normal salary increases and the addition of one staff position to assist with future acquisitions. As a percentage of revenues, general and administrative expenses decreased to 1.0% for fiscal 1996, as compared to 1.4% for fiscal 1995.

    DEPRECIATION AND AMORTIZATION. Depreciation and amortization increased by $.4 million, or 11.4%, to $4.2 million for fiscal 1996, as compared to $3.8 million for fiscal 1995. This increase was primarily attributable to the acquisition of North Star Fuel and Propane, Inc. in fiscal 1996 and the purchase of retail customer tanks.

    OPERATING INCOME. Operating income decreased by $.5 million, or 10.8%, to $4.0 million for fiscal 1996, as compared to $4.5 million for fiscal 1995. This decrease was primarily due to the decrease in retail gallons sold because of warmer than normal weather in most of Coast's retail marketing areas. As a percentage of revenues, operating income decreased to 1.1% for fiscal 1996, as compared to 1.7% for fiscal 1995.

    INTEREST EXPENSE. Interest expense increased by $.4 million, or 6.8%, to $5.5 million in fiscal 1996, as compared to $5.1 million for fiscal 1995. This increase was primarily due to an increase in borrowings under Coast's acquisition revolving line of credit in fiscal 1996 related to the purchase of North Star Fuel and Propane, Inc.

    NET LOSS. Coast had a net loss of $1.0 million for fiscal 1996, as compared to a net loss of $.4 million for fiscal 1995 before an extraordinary charge to income for the early retirement of debt (net of income taxes). The $.6 million greater loss in fiscal 1996 reflects the impact of the significantly warmer than normal weather and higher interest expenses.

    EBITDA. Total EBITDA decreased by $.1 million, or .7%, to 8.2 million for fiscal 1996, as compared to $8.3 million for fiscal 1995. Coast's retail EBITDA decreased by $.4 million, or 4.4%, to $9.2 million for fiscal 1996, as compared to $9.6 million for fiscal 1995. The warmer than normal weather in Coast's retail marketing areas in fiscal 1996 more than offset the positive impact of higher earnings from recent acquisitions and internal customer growth. As a percentage of revenues, total EBITDA decreased to 2.2% for fiscal 1996, as compared to 3.1% for fiscal 1995. EBITDA should not be considered as an alternative to net income (as an indicator of operating performance) or as an alternative to cash flow (as a measure of liquidity or ability to service debt obligations), but provides additional information for evaluating the Partnership's ability to distribute the Minimum Quarterly Distribution.

                            BUSINESS AND PROPERTIES

GENERAL

    The Partnership believes that it is the fifth largest retail marketer of propane in the United States in terms of volume, serving more than 380,000 residential, commercial, industrial and agricultural customers from 298 customer service centers in 27 states as of December 31, 1997. The Partnership's operations are concentrated in the east coast, south-central and west coast regions of the United States. For the fiscal year ended June 30, 1997, the Partnership had combined retail propane sales of approximately 214 million gallons and pro forma EBITDA of approximately $41.0 million. The combined sales and pro forma EBITDA do not reflect (i) the savings of certain non-recurring expenses incurred by Empire Energy, (ii) propane acquisition and logistics costs savings and (iii) insurance savings that the Partnership believes are achievable as a result of the Transactions. Such amounts also do not reflect sales and EBITDA of businesses acquired by the Partnership in late June 1997.

    The Partnership was formed in 1996 to acquire, own and operate the propane businesses and assets of Synergy and Empire Energy (formerly subsidiaries of Northwestern Growth) and Coast. Northwestern Growth is a wholly owned subsidiary of NPS, an NYSE-listed energy distribution company. Northwestern Growth was formed in 1994 to pursue and manage nonutility investments and development activities for NPS, with a primary focus on growth opportunities in the energy, energy equipment and energy services industries. To capitalize on the growth and consolidation opportunities in the propane distribution market, in August 1995, Northwestern Growth acquired the predecessor of Synergy, then the sixth largest retail marketer of propane in the United States and, in October 1996, it acquired Empire Energy, then the eighth largest retail marketer of propane in the United States. Immediately prior to the IPO, Northwestern Growth acquired Coast, then the 18th largest retail marketer of propane in the United States. The Partnership commenced operation on December 17, 1996, concurrently with the closing of the IPO when substantially all of the assets and liabilities of Synergy, Empire Energy and Coast were contributed to the Operating Partnership. Information in this Prospectus related to the pro forma year ended June 30, 1997, reflects a full year of activity for the three predecessor companies, as if the Partnership had been in operation on July 1, 1996.

    The Partnership believes that it is well positioned to compete successfully in the propane business for the following reasons: (i) management's experience in generating profitable growth at its customer service centers by fostering an entrepreneurial approach by local managers; (ii) the Partnership's large national and geographically diversified operations, which the Partnership believes reduces the effects of adverse weather conditions in any one region on EBITDA and allow it to achieve economies of scale; (iii) the significant proportion of the Partnership's retail sales that is made to residential customers, which are generally more profitable than sales to other customers;
(iv) management's experience in identifying, evaluating and completing both small and large acquisitions; (v) the Partnership's substantial national wholesale supply and logistics business, which provides it with a national presence and a relatively secure source of propane to support the service goals of its customer service centers; (vi) the Partnership's centralized administrative systems that enable local managers to focus on customer service and growth; and (vii) the Partnership's relationship with Northwestern Growth, which has proven experience in the energy distribution business and in the acquisition and growth of propane businesses. Although the Partnership believes it has a number of competitive strengths, the propane industry is highly competitive and includes a number of large national firms and regional firms and several thousand small independent firms. Certain competitors may have greater financial resources or lower operating costs than the Partnership. Further, variations in the weather or the economy in one or more regions in which the Partnership operates can significantly affect the total volume of propane sold by the Partnership and, consequently, the Partnership's results of operations.

    The Partnership is principally engaged in (i) the retail distribution of propane for residential, commercial, industrial, agricultural and other retail uses, (ii) the wholesale marketing and distribution of propane, natural gas liquids and crude oil to the retail propane industry, the chemical and petrochemical industries and other commercial and agricultural markets, (iii) the repair and maintenance of propane heating systems and appliances and (iv) the sale of propane-related supplies, appliances and other equipment.

    The retail propane business is a "margin-based" business in which gross profits depend on the excess of sales prices over propane supply costs. Sales of propane to residential and commercial customers, which account for the vast majority of the Partnership's revenue, have provided a relatively stable source of revenue for the Partnership. Based on pro forma fiscal 1997 retail propane gallons sold, the customer base consisted of 55% residential, 26% commercial and industrial and 19% agricultural and other customers. Sales to residential customers have generally provided higher gross margins than other retail propane sales. While commercial propane sales are generally less profitable than residential retail sales, the Partnership has traditionally relied on this customer base to provide a steady, noncyclical source of revenues. No single customer accounted for more than 1% of total revenues.

    The Partnership's wholesale operations engage in the marketing of propane to independent dealers, major interstate marketers and the chemical and petrochemical industries. The Partnership participates to a lesser extent in the marketing of other natural gas liquids, the processing and marketing of natural gas and the gathering of crude oil. The Partnership either owns or has contractual rights to use transshipment terminals, rail cars, long-haul tanker trucks, pipelines and storage capacity. The Partnership believes that its wholesale marketing and processing activities position it to achieve product cost advantages and to avoid shortages during periods of tight supply to an extent not generally available to other retail propane distributors.

BUSINESS STRATEGY

    The principal elements of the Partnership's business strategy are to (i) extend and refine its existing service orientation, (ii) continue to pursue balanced growth through small and large acquisitions, internal growth at its existing customer service centers and start-ups of new customer service centers,
(iii) enhance the profitability of its existing operations by integrating the Combined Operations, implementing entrepreneurially oriented local manager incentive programs, where appropriate, and continuing to centralize administrative systems and (iv) capitalize on the Partnership's national wholesale supply and logistics business.

    FOCUS ON CUSTOMER SERVICE

    The Partnership seeks to be recognized in the marketplace as the most customer service-oriented propane supplier. Although propane is a commodity product, the Partnership believes that it is able to distinguish itself from the competition by providing reliable and timely delivery of propane at competitive prices. The Partnership believes that establishing and clearly communicating standards of service and performance expectations at all levels of the Partnership, and rewarding its employees accordingly, will enable the Partnership to achieve its service goals. The Partnership has incentive programs at certain customer service centers targeted to fostering an entrepreneurial environment at the customer service center level. These programs provide substantial rewards to local managers for managing service-oriented and profitable operations. The Partnership intends to expand such incentive programs to additional customer service locations where appropriate.

    CONTINUED BALANCED GROWTH

    The Partnership intends to continue to pursue balanced growth through small and large acquisitions, internal growth at its existing customer service centers and start-ups of new customer service centers. Acquisitions will be the principal means of growth for the Partnership, as the retail propane industry is mature and overall demand for propane is expected to experience limited growth in the foreseeable future.

The Partnership believes that the fragmented nature of the retail propane industry provides significant opportunities for growth through strategic acquisitions. Industry sources indicate that there are over 8,000 retail propane operations in the United States, of which the ten largest account for approximately 33% of industry volumes. The Partnership's acquisition strategy will concentrate on companies that have one or more of the following characteristics: (i) locations in areas serviced by the Partnership that may be combined with existing operations, providing greater economies of scale at the customer service center level, (ii) a recent record of growth and a local reputation for quality service, (iii) locations in areas that are relatively colder and (iv) operations with a relatively high proportion of sales to the more profitable residential customer segment. As part of its acquisition program, the Partnership generally expects to retain the name and identity of the acquired entity, which the Partnership believes will preserve the goodwill of the acquired business and promote continued local customer loyalty. The Partnership's ability to make acquisitions is facilitated by the availability of the Acquisition Facility and the ability to issue additional limited partner interests. In calendar 1997, the Partnership acquired businesses in Arizona, California, Florida, New Hampshire and North Carolina which added approximately 28,000 customers and annual retail propane sales of approximately 24 million gallons. The aggregate purchase price for these acquisitions was approximately $44 million, of which approximately $30 million was in the form of Common Units (approximately 1.3 million Common Units). There can be no assurance, however, that the Partnership will continue to identify attractive acquisition candidates in the future, that the Partnership will be able to acquire such businesses on economically acceptable terms, that any acquisitions will not be dilutive to earnings and distributions to the Unitholders or that any additional debt incurred to finance an acquisition will not affect the ability of the Partnership to make distributions to the Unitholders. The Partnership is not required under the Partnership Agreement to seek Unitholder approval of any acquisition.

    The Partnership is from time to time engaged in ongoing discussions with respect to acquisitions, and expects to continue to pursue such acquisition opportunities actively. As of the date of this Prospectus, the Partnership does not have any agreements with respect to any material acquisitions but is involved in ongoing discussions with several companies and is continuing to assess these and other acquisition opportunities. The Partnership is unable to predict the size, number or timing of any future acquisitions.

    In addition to pursuing growth through acquisitions, the Partnership continues to focus on internal growth at its existing customer service centers. The Partnership seeks to achieve internal growth by, among other things, providing superior service and instituting programs that encourage employees, existing customers and local real estate agents and contractors to refer new accounts. This strategy is being implemented primarily through the Partnership's incentive programs that reward local managers for managing service-oriented and profitable operations.

    In some instances, the Partnership may identify a market that has one or more of the characteristics that would make it attractive for an acquisition but in which there are no attractive available acquisition candidates. In certain of these cases, the Partnership may seek to penetrate the market by establishing a new customer service center. The Partnership believes that it can successfully initiate these start-up operations in attractive markets by identifying and hiring local managers with proven propane service experience and establishing programs that reward service-oriented and profitable operations and that allow the managers to share in the growth of the business.

    ENHANCE PROFITABILITY OF ITS EXISTING OPERATIONS.

    The Partnership believes that it can enhance the profitability of its customer service centers by integrating the Combined Operations, reducing inefficiencies in areas where there is a geographic overlap of services and implementing "best practices" and management incentive programs throughout the Partnership's operations. In integrating the Combined Operations, the Partnership is in the process of consolidating and centralizing ongoing administrative functions and systems, which should enable local managers to devote their time to providing customer service and achieving other performance goals. In addition, the Partnership believes it can improve efficiencies in areas where there is a geographic overlap of services provided by customer service centers. The Partnership's management has identified effective operating programs and strategies used by one of the constituent companies prior to the IPO but not used by one or more of the others. The Partnership believes that the implementation of these "best practices" throughout the Combined Operations will improve customer retention, foster expansion of its customer base and create operating efficiencies and cost savings opportunities. Furthermore, the Partnership believes that instituting management incentive programs, where appropriate, and fostering an entrepreneurial approach at additional customer service centers will give managers the incentive to increase such customer service centers' profitability.

    CAPITALIZE ON NATIONAL SUPPLY AND LOGISTICS BUSINESS.

    The Partnership has a national wholesale natural gas liquids supply and logistics business with sales of approximately 328 million and 330 million gallons in pro forma fiscal 1996 and 1997, respectively. The Partnership believes that this business provides it with a reasonably secure, competitively priced and efficient supply base to support the service goals of its existing customer service centers. In addition, the Partnership believes its wholesale and logistics business positions it well for expansion through acquisitions or start-up operations in new markets. As part of its wholesale business, the Partnership also provides product supply and financial and technical assistance to certain small independent retailers. While these arrangements provide some economic return to the Partnership, the Partnership believes their greater value lies in the resulting relationships, which position the Partnership to acquire such businesses in the event they become available for purchase.

PRODUCT

    Propane, a by-product of natural gas processing and petroleum refining, is a clean-burning energy source recognized for its transportability and ease of use relative to alternative stand-alone energy sources. The retail propane business of the Partnership consists principally of transporting propane to its retail distribution outlets and then to tanks located on its customers' premises. Retail propane use falls into four broad categories: (i) residential, (ii) industrial and commercial, (iii) agricultural and (iv) other applications, including motor fuel sales. Residential customers use propane primarily for space and water heating. Industrial customers use propane primarily as fuel for forklifts and stationary engines, to fire furnaces, as a cutting gas, in mining operations and in other process applications. Commercial customers, such as restaurants, motels, laundries and commercial buildings, use propane in a variety of applications, including cooking, heating and drying. In the agricultural market, propane is primarily used for tobacco curing, crop drying, poultry brooding and weed control. Other retail uses include motor fuel for cars and trucks, outdoor cooking and other recreational uses, propane resales and sales to state and local governments. In its wholesale operations, the Partnership sells propane principally to large industrial end-users and other propane distributors.

    Propane is extracted from natural gas or oil wellhead gas at processing plants or separated from crude oil during the refining process. Propane is normally transported and stored in a liquid state under moderate pressure or refrigeration for ease of handling in shipping and distribution. When the pressure is released or the temperature is increased, it is usable as a flammable gas. Propane is colorless and odorless;

an odorant is added to allow its detection. Like natural gas, propane is a clean-burning fuel and is considered an environmentally preferred energy source.

COMPETITION

    Based upon information provided by the Energy Information Administration, propane accounts for approximately three to four percent of household energy consumption in the United States. Propane competes primarily with natural gas, electricity and fuel oil as an energy source, principally on the basis of price, availability and portability. Propane is more expensive than natural gas on an equivalent BTU basis in locations served by natural gas, but serves as a substitute for natural gas in rural and suburban areas where natural gas is unavailable or portability of product is required. Historically, the expansion of natural gas into traditional propane markets has been inhibited by the capital costs required to expand pipeline and retail distribution systems. Although the extension of natural gas pipelines tends to displace propane distribution in areas affected, the Partnership believes that new opportunities for propane sales arise as more geographically remote neighborhoods are developed. Propane is generally less expensive to use than electricity for space heating, water heating, clothes drying and cooking. Although propane is similar to fuel oil in certain applications and market demand, propane and fuel oil compete to a lesser extent primarily because of the cost of converting from one to the other.

    In addition to competing with alternative energy sources, the Partnership competes with other companies engaged in the retail propane distribution business. Competition in the propane industry is highly fragmented and generally occurs on a local basis with other large full-service multi-state propane marketers, thousands of smaller local independent marketers and farm cooperatives. Based on industry publications, the Partnership believes that the domestic retail market for propane is approximately 9.2 billion gallons annually, that the 10 largest retailers, including the Partnership, account for approximately 33% of the total retail sales of propane in the United States, and that no single marketer has a greater than 10% share of the total retail market in the United States. Most of the Partnership's customer service centers compete with five or more marketers or distributors. Each customer service center operates in its own competitive environment, because retail marketers tend to locate in close proximity to customers. The Partnership's customer service centers generally have an effective marketing radius of approximately 25 to 50 miles, although in certain rural areas the marketing radius may be extended by a satellite location.

    The ability to compete effectively further depends on the reliability of service, responsiveness to customers and the ability to maintain competitive prices. The Partnership also believes that its service capabilities and customer responsiveness differentiate it from many of these smaller competitors. The Partnership's employees are on call 24 hours a day and seven days a week for emergency repairs and deliveries.

    The wholesale propane business is highly competitive. For fiscal year 1997, the Partnership's wholesale propane operations accounted for 49% of combined total propane volumes but less than 6% of pro forma gross profit. The Partnership believes that its wholesale business provides it with a national presence and a reasonably secure, efficient supply base, and positions it well for expansion through acquisitions or start-up operations in new markets.

OPERATIONS

    The Partnership has organized its operations in a manner that the Partnership believes enables it to provide excellent service to its customers and to achieve maximum operating efficiencies. The Partnership's retail propane distribution business is organized into regions. Each region is supervised by Divisional Vice Presidents, or Managers. Personnel located at the retail service centers in the various regions are primarily responsible for customer service and sales.

    A number of functions are centralized at the Partnership's corporate headquarters in order to achieve certain operating efficiencies as well as to enable the personnel located in the retail service centers to focus on customer service and sales. The corporate headquarters and the retail service centers are linked via a computer system. Each of the Partnership's primary retail service centers is equipped with a computer connected to the central management information system in the Partnership's corporate headquarters. This computer network system provides retail company personnel with accurate and timely information on pricing, inventory and customer accounts. In addition, this system enables management to monitor pricing, sales, delivery and the general operations of its numerous retail service centers and to plan accordingly to improve the operations of the Partnership. The Partnership makes centralized purchases of propane through its corporate headquarters for resale to the retail service centers enabling the Partnership to achieve certain advantages, including price advantages, because of its status as a large volume buyer. The functions of cash management, accounting, taxes, payroll, permits, licensing, asset control, employee benefits, human resources, and strategic planning are also performed on a centralized basis.

SEASONALITY

    Because a substantial amount of propane is sold for heating purposes, the severity of winter and resulting residential and commercial heating usage have an important impact on the Partnership's earnings. Approximately two-thirds of the Partnership's retail propane sales usually occur during the six-month heating season from October through March. As a result of this seasonality, the Partnership's sales and operating profits are concentrated in its second and third fiscal quarters. Cash flows from operations, however, are greatest from November through April when customers pay for propane purchased during the six-month peak season. To the extent the Managing General Partner deems appropriate, the Partnership may reserve cash from these periods for distribution to Unitholders during periods with lower cash flows from operations. Sales and profits are subject to variation from month to month and from year to year, depending on temperature fluctuations.

SOURCES OF SUPPLY

    The Partnership's propane supply is purchased from oil companies and natural gas processors at numerous supply points located in the United States and Canada. During the six and one-half month period ended June 30, 1997, approximately 99% of the Partnership's purchases of its propane supply was purchased pursuant to agreements with terms of less than one year, but the percentage of contract purchases may vary from year to year as determined by the Partnership. Supply contracts generally provide for pricing in accordance with posted prices at the time of delivery or the current prices established at major delivery points. Most of these agreements provide maximum and minimum seasonal purchase guidelines. In addition, the Partnership makes purchases on the spot market from time to time to take advantage of favorable pricing. The Partnership receives its supply of propane predominantly through railroad tank cars and common carrier transport.

    Supplies of propane from the Partnership's sources historically have been readily available. In the six and one-half month period ended June 30, 1997, Warren Gas Liquids was the Partnership's largest supplier providing approximately 12.8% of the Partnership's total propane supply for its retail and wholesale operations (excluding propane obtained from the Partnership's natural gas processing operations). The Partnership believes that if supplies from Warren Gas Liquids were interrupted, it would be able to secure adequate propane supplies from other sources without a material disruption of its operations. Aside from Warren Gas Liquids, no single supplier provided more than 10% of the Partnership's domestic propane supply in the six and one-half month period ended June 30, 1997. Although no assurance can be given that supplies of propane will be readily available in the future, the Partnership expects a sufficient supply to continue to be available. However, increased demand for propane in periods of severe cold weather, or otherwise, could cause future propane supply interruptions or significant volatility in the price of propane.

    The Partnership will engage in hedging of product cost and supply through common hedging practices. These practices will be monitored and maintained by management for the Partnership on a daily basis. Hedging of product cost and supply does not always result in increased margins.

    The market price of propane is subject to volatile changes as a result of supply or other market conditions over which the Partnership will have no control. Since it may not be possible to pass rapid increases in the wholesale cost of propane on to customers immediately, such increases could reduce the Partnership's gross profits. Consequently, the Partnership's profitability will be sensitive to changes in wholesale propane prices. The Partnership engages in hedging of product cost and supply through common hedging practices. The Partnership also engages in the trading of propane, natural gas, crude oil and other commodities in amounts that have not had and are not expected to have a material effect on the Partnership's financial condition or results of operations.

    The Partnership has from time to time leased space in storage facilities to take advantage of supply purchasing opportunities as they have occurred, and the Partnership believes that it will have adequate third party storage to take advantage of such opportunities in the future. Access to storage facilities will allow the Partnership, to the extent it may deem it desirable, to buy and store large quantities of propane during periods of low demand, which generally occur during the summer months, thereby helping to ensure a more secure supply of propane uring periods of intense demand or price instability.

RISKS OF BUSINESS

    The Partnership's propane operations are subject to all the operating hazards and risks normally incident to handling, storing and transporting combustible liquids, such as the risk of personal injury and property damages caused by accident or fire.

    Effective December 17, 1996, the Partnership's comprehensive general and excess liability policy provides for losses of up to $96.0 million with a $50,000 self-insured retention.

PROPERTIES

    As of December 31, 1997, the Partnership operated bulk storage facilities with total propane storage capacity of approximately 21 million gallons, all of which was above-ground and all of which was owned by the Partnership. The Partnership does not own, operate or lease any underground propane storage facilities (excluding customer and local distribution tanks) or pipeline transportation assets (excluding local delivery systems). In addition, as of December 31, 1997, the Partnership operated 298 customer service centers.

    The transportation of propane requires specialized equipment. The trucks and railroad tank cars utilized for this purpose carry specialized steel tanks that maintain the propane in a liquefied state. As of December 31, 1997, the Partnership owned a fleet of approximately 50 transport truck tractors, approximately 60 transport trailers, approximately 940 bobtail trucks and approximately 900 other delivery and service vehicles. As of such date, the Partnership owned, and customers leased, approximately 278,000 customer storage tanks with typical capacities of 120 to 1,000 gallons.

TRADEMARKS AND TRADENAMES

    The Partnership utilizes a variety of trademarks, including "Synergy Gas" and its related design, which the Partnership owns, and "Empire Gas" and its related design, which the Partnership has the right to use, and tradenames, including "Coast Gas." The Partnership generally expects to retain the names and identities of acquired entities, which the Partnership believes preserves the goodwill of the acquired business and promotes continued local customer loyalty. The Partnership regards its trademarks, tradenames and other proprietary rights as valuable assets and believes that they have significant value in the marketing of its products.

GOVERNMENT REGULATION

    The Partnership's operations are subject to various federal, state and local laws governing the transportation, storage and distribution of propane, occupational health and safety, and other matters. All states in which the Partnership operates have adopted fire safety codes that regulate the storage and distribution of propane. In some states these laws are administered by state agencies, and in others they are administered on a municipal level. Certain municipalities prohibit the below ground installation of propane furnaces and appliances, and certain states are considering the adoption of similar regulations. The Partnership cannot predict the extent to which any such regulations might affect the Partnership, but does not believe that any such effect would be material. It is not anticipated that the Partnership will be required to expend material amounts by reason of environmental and safety laws and regulations, but inasmuch as such laws and regulations are constantly being changed, the Partnership is unable to predict the ultimate cost to the Partnership of complying with environmental and safety laws and regulations.

    The Partnership currently meets and exceeds federal regulations requiring that all persons employed in the handling of propane gas be trained in proper handling and operating procedures. All employees have participated or will participate within 90 days of their employment date, in hazardous materials training. The Partnership has established ongoing training programs in all phases of product knowledge and safety including participation in the National Propane Gas Association's ("NPGA") Certified Employee Training Program.

EMPLOYEES

    The Managing General Partner directs and manages all activities of the Partnership. The persons responsible for managing the Partnership are employed by the Managing General Partner. The Managing General Partner has no activities except managing the Partnership.

    As of January 1, 1998, the Partnership had 2,153 full time employees, of whom 165 were general and administrative and 1,988 were operational employees. Approximately 30 of the Partnership's employees at four customer service centers were represented by labor unions. The Partnership believes that its relations with its employees are satisfactory. The Partnership generally hires seasonal workers to meet peak winter demand. Prior to January 1, 1998, all of the Partnership's employees were employed by the Managing General Partner.

LITIGATION AND OTHER CONTINGENCIES

    A number of personal injury, property damage and products liability suits are pending or threatened against the Partnership. In general, these lawsuits have arisen in the ordinary course of the Partnership's business and involve claims for actual damages, and in some cases, punitive damages, arising from the alleged negligence of the Partnership or as a result of product defects or similar matters. Of the pending or threatened matters, a number involve property damage, and several involve serious personal injuries or deaths and the claims made are for relatively large amounts. Although any litigation is inherently uncertain, based on past experience, the information currently available to it and the availability of insurance coverage, the Partnership does not believe that these pending or threatened litigation matters will have a material adverse effect on its results of operations or its financial condition.

                                   MANAGEMENT

PARTNERSHIP MANAGEMENT

    The Managing General Partner manages and operates the activities of the Partnership. Neither the Special General Partner nor the Unitholders directly or indirectly participate in the management or operation of the Partnership or have actual or apparent authority to enter into contracts on behalf of, or to otherwise bind, the Partnership. Notwithstanding any limitation on their obligations or duties, the Managing General Partner and the Special General Partner will be liable, as general partners of the Partnership, for all debts of the Partnership (to the extent not paid by the Partnership), except to the extent that indebtedness or other obligations incurred by the Partnership are made specifically non-recourse to the General Partners. Whenever possible, the Managing General Partner intends to make any such indebtedness or other obligations non-recourse to the General Partners.

    In March 1997 the Managing General Partner appointed Paul Christen and Kurt Katz to its Board of Directors. Neither Mr. Katz nor Mr. Christen is an officer or employee of the General Partners nor a director, officer or employee of any affiliate of either of the General Partners, however Mr. Katz served as a director of Coast when the current executive officers of the Managing General Partner were officers of that company. Such directors, along with Richard Hylland, serve on the Audit Committee, which has the authority to review specific matters as to which the Board of Directors believes there may be a conflict of interest in order to determine if the resolution of such conflict proposed by the Managing General Partner is fair and reasonable to the Partnership. Any matters approved by the Audit Committee will be conclusively deemed to be fair and reasonable to the Partnership, approved by all partners of the Partnership and not a breach by the Managing General Partner or its Board of Directors of any duties they may owe the Partnership or the Unitholders. See "Conflicts of Interest and Fiduciary Responsibilities-- Fiduciary and Other Duties." In addition, the Audit Committee will review the external financial reporting of the Partnership, will recommend engagement of the Partnership's independent public accountants and will review the Partnership's procedures for internal auditing and the adequacy of the Partnership's internal accounting controls.

    The Nominating and Compensation Committee consists of three numbers, Kurt Katz, Merle Lewis and Paul Christen. The Nominating and Compensation Committee advises the Board of Directors with respect to nominations of directors and the salary, compensation and benefits of directors and officers of the Managing General Partner.

    Merle Lewis, Keith Baxter and Richard Hylland serve on the Executive Committee, which may exercise the powers of the Board of Directors while the Board of Directors is not in session, subject to limitations imposed by law and the by-laws of the Managing General Partner.

    As is commonly the case with publicly traded limited partnerships, the Partnership does not directly employ any of the persons responsible for managing the Partnership. In general, the former management of Coast manages the Partnership's business as officers and employees of the Managing General Partner and its affiliates. Neither the Special General Partner nor the Unitholders will directly or indirectly participate in the management or operation of the Partnership.

DIRECTORS AND EXECUTIVE OFFICERS OF THE MANAGING GENERAL PARTNER

    The following table sets forth certain information with respect to the executive officers and members of the Board of Directors of the Managing General Partner. Executive officers and directors are elected for one-year terms.

            NAME                  AGE     POSITION WITH MANAGING GENERAL PARTNER
-----------------------------  ---------  -------------------------------------------------------------------------
Merle D. Lewis...............  50         Chairman of the Board of Directors
Richard R. Hylland...........  37         Vice Chairman of the Board of Directors
Keith G. Baxter..............  48         President, Chief Executive Officer and Director
Charles J. Kittrell..........  58         Executive Vice President, Chief Operating Officer and Secretary
Ronald J. Goedde.............  48         Executive Vice President, Chief Financial Officer and Treasurer
Vincent J. DiCosimo..........  40         Executive Vice President
Paul Christen................  68         Director
Kurt Katz....................  64         Director
Daniel K. Newell.............  41         Director

    MERLE D. LEWIS has served as the Chairman of the Board of Directors for the Managing General Partner since its inception in 1996. He has been the President and Chief Executive Officer of NPS since February 1994, and has served as Chairman and Chief Executive Officer of Northwestern Growth since September 1994. Mr. Lewis also served as Executive Vice President of NPS from May 1993 to February 1994 and Vice President--Corporate Services of NPS from 1987 to 1993. Mr. Lewis joined NPS in 1982 and has served as a member of the board of directors of NPS since 1993. Mr. Lewis is also Chairman of the Special General Partner and is a member of the board of directors of Lucht, Inc. (a manufacturer of photographic equipment) and Northwestern Energy Corporation (a marketer of non-regulated energy products) ("Northwestern Energy"), a subsidiary of NPS.

    RICHARD R. HYLLAND has served as the Vice Chairman of the Board of Directors of the Managing General Partner since its inception in 1996. He has been the Executive Vice President--Strategic Development of NPS since November 1995 and has been President and Chief Operating Officer of Northwestern Growth since September 1994. Mr. Hylland also served as Vice President--Strategic Development of NPS from August 1995 to November 1995, Vice President--Corporate Development of NPS from May 1993 to August 1995 and Vice President--Finance of NPS from April 1991 to August 1995. Mr. Hylland has served as a member of the board of directors of NPS since 1995 and also serves as Vice Chairman of the Special General Partner and as a member of the boards of directors of Northwestern Growth, Lucht, Inc., Franklin Industries (a steel fabricator of highway sign and fence posts), Northwestern Energy and LodgeNet Entertainment Corporation (a television-based entertainment and information services company).

    KEITH G. BAXTER has served as President, Chief Executive Officer and a director of the Managing General Partner since its inception in 1996. He was the President, Chief Executive Officer and Chairman of the Board of Directors of Coast from 1986 until the closing of the IPO. Prior to joining Coast, Mr. Baxter was Sector Vice President of Peabody International Corporation (an integrated manufacturing company).

    CHARLES J. KITTRELL has served as the Executive Vice President and Chief Operating Officer of the Managing General Partner since its inception in 1996, and as Secretary since January 30, 1997. He was the Executive Vice President--Chief Operating Officer of Coast from 1986 until the closing of the IPO. Prior to joining Coast, Mr. Kittrell was Vice President in charge of manufacturing, product engineering and general operations at five manufacturing and distribution centers for Peabody Floway Inc. (a pump manufacturing company), a subsidiary of Peabody International Corporation.

    RONALD J. GOEDDE has served as the Executive Vice President, Chief Financial Officer and Treasurer of the Managing General Partner since its inception in 1996. He was the Executive Vice President--Chief

Financial Officer of Coast from 1988 until the closing of the IPO. Prior to joining Coast, Mr. Goedde was the Vice President of Finance and Controller for Cal Gas Corporation (an integrated propane company).

    VINCENT J. DICOSIMO served as the Senior Vice President of the Managing General Partner from its inception in 1996 to January 30, 1997 and currently serves as the Executive Vice President of the Managing General Partner. He was an Executive Vice President of Coast from 1993 until the closing of the IPO. From 1990 to 1993, Mr. DiCosimo was a Vice President of Coast. Before joining Coast, Mr. DiCosimo was Manager of Supply/Distribution for Cal Gas Corporation from 1981 to 1990 and prior thereto was Senior Financial Analyst with Unocal Oil & Gas.

    PAUL CHRISTEN has served as a director of the Managing General Partner since March 1997. Mr. Christen has served as the president and director of First Western Bancorp Inc. since 1965 and has served as president and a director of PRC, Inc. since 1984.

    KURT KATZ has served as a director of the Managing General Partner since March 1997. Mr. Katz retired as president and chief operating officer of Peabody International Corporation in 1985 where he held a variety of positions from 1973 to 1985, and for the last five years has been active in a number of private ventures. Mr. Katz is also a director of Polymeric Resources Corp.

    DANIEL K. NEWELL has served as a director of the Managing General Partner since its inception in 1996. He has been the Executive Vice President of Northwestern Growth since July 1995 and has served as Vice President--Finance of NPS since July 1995 and Chief Financial Officer of NPS since May 1996. Prior to joining NPS, Mr. Newell was Vice President--Finance and Treasurer and a member of the board of directors of Energy Fuels Corporation (a coal mining company) from 1991 to 1995. Mr. Newell serves as a member of the board of directors of Northwestern Growth.

REIMBURSEMENT OF EXPENSES OF THE MANAGING GENERAL PARTNER AND ITS AFFILIATES

    The Managing General Partner does not receive any management fee or other compensation in connection with its management of the Partnership. The Managing General Partner and its affiliates (including the Special General Partner) performing services for the Partnership are reimbursed at cost for all expenses incurred on behalf of the Partnership, including the costs of compensation described herein properly allocable to the Partnership, and all other expenses necessary or appropriate to the conduct of the business of, and allocable to, the Partnership. On a pro forma basis, approximately $48.9 million of expenses (primarily wages and salaries) would have been reimbursed by the Partnership to the Managing General Partner in fiscal 1997 (including $30.7 million actually reimbursed for the six and one-half month period ended June 30, 1997). The Special General Partner received no reimbursements from the Partnership in fiscal 1997. The Partnership Agreement provides that the Managing General Partner will determine the expenses that are allocable to the Partnership in any reasonable manner determined by the Managing General Partner in its sole discretion.

    In addition, the General Partners received a combined 2% general partner interest, the right to receive Incentive Distributions and 6,597,619 Subordinated Units as consideration for their contribution to the Partnership of their limited partner interests in the Operating Partnership, which interests were received as consideration for their contribution of the Combined Operations to the Operating Partnership. See "The IPO and Related Transactions." The General Partners will be entitled to distributions on their general partner interests, Incentive Distributions and distributions on such Subordinated Units as described under "Cash Distribution Policy."

EXECUTIVE COMPENSATION

    The following table provides compensation information from commencement of operations on December 17, 1996 to June 30, 1997, for the Chief Executive Officer and for each of the four other most highly compensated executive officers of the Managing General Partner whose total compensation exceeded $100,000 for the most recent fiscal period.

                           SUMMARY COMPENSATION TABLE

                                                                                             LONG-TERM
                                                                                            COMPENSATION
                                                       ANNUAL COMPENSATION                 --------------
                                         ------------------------------------------------    RESTRICTED
NAME AND                                                                    OTHER ANNUAL        UNIT        ALL OTHER
PRINCIPAL POSITION                         YEAR       SALARY     BONUS(1)      COMP(2)       AWARDS(3)       COMP(4)
---------------------------------------  ---------  ----------  ----------  -------------  --------------  -----------
Keith G. Baxter,                              1997  $  108,333  $   25,000   $   124,469    $  2,800,000    $   3,683
Chief Executive Officer

Robert Wooldridge,                            1997     108,333      30,000       --              --                 0
Vice President

Charles J. Kittrell,                          1997      88,125      15,000        67,313       1,600,000        4,256
Chief Operating Officer

Ronald J. Goedde,                             1997      79,792      15,000        51,094       1,600,000        2,998
Chief Financial Officer

Vincent J. DiCosimo,                          1997      81,250     175,000        21,667       1,000,000        2,333
Senior Vice President

------------------------

(1) Reflects (a) a one-time special consolidating bonus awarded to Messrs. Baxter, Kittrell and Goedde, (b) an annual incentive bonus payable to Mr. Wooldridge pursuant to his employment agreement and (c) the bonus payable to Mr. Di Cosimo under the Coast Energy Group Bonus Plan. No bonus was paid under the Annual Operating Performance Incentive Plan with respect to the fiscal period ended June 30, 1997. See "Incentive Plans."

(2) Reflects (a) the Management Fees payable to Messrs. Baxter, Kittrell, Goedde and Di Cosimo in connection with the acquisition of Empire Energy and Coast by Northwestern Growth and (b) amounts awarded under the New Acquisition Incentive Plan for Messrs. Baxter, Kittrell and Goedde. See "Employment Agreements, Severance Arrangements" and "Incentive Plans."

(3) The total number of restricted Common Units and their aggregate market value as of June 30, 1997 were: Mr. Baxter, 133,333 Common Units valued at $2,899,993; Mr. Kittrell, 76,190 Common Units valued at $1,657,133; Mr. Goedde, 76,190 Common Units valued at $1,657,133; and Mr. DiCosimo, 47,619 Common Units valued at $1,035,713. There were no payouts under the Restricted Unit Plan during the fiscal period ended June 30, 1997.

(4) The "All Other Compensation" category reflects the Managing General Partner's matching contributions to its 401(k) Plan in the amount of $2,058 for each of Messrs. Baxter, Kittrell, Goedde and DiCosimo and payments for life and disability insurance.

    EMPLOYMENT AGREEMENTS, SEVERANCE ARRANGEMENTS

    Employment agreements (the "Employment Agreements") between each of Keith G. Baxter, Charles J. Kittrell, Ronald J. Goedde and Vincent J. DiCosimo (the "Executives"), and the Managing General Partner, provide for the employment of the Executives by the Managing General Partner. The summary of the Employment Agreements which follows does not purport to be complete and is qualified in its entirety by reference to the form of Employment Agreement, which has been filed as an exhibit to the Registration Statement of which this Prospectus is a part.

    Pursuant to the Employment Agreements, Messrs. Baxter, Kittrell, Goedde and DiCosimo serve as President and Chief Executive Officer, Executive Vice President and Chief Operating Officer, Executive Vice President and Chief Financial Officer, and Senior Vice President, respectively, of the Managing General Partner. Each of the Employment Agreements has a term of three years from the closing of the Transactions, unless sooner terminated as provided in the Employment Agreements. The Employment

Agreements provide for an annual base salary of $200,000, $160,000, $150,000 and $150,000 for each of Messrs. Baxter, Kittrell, Goedde and DiCosimo, respectively, subject to such increases as the Board of Directors of the Managing General Partner may authorize from time to time, plus a fee for each of the Executives of approximately $135,000, $65,000, $40,000 and $25,000, respectively, per year for three years related to the acquisition of Empire Energy and Coast by Northwestern Growth (the "Management Fee"). In addition, the Managing General Partner pays for a $725,000 life insurance policy for Mr. Baxter and $410,000 life insurance policies for each of Messrs. Kittrell, Goedde and DiCosimo. Each of the Executives will participate in the Annual Operating Performance Incentive Plan of the Managing General Partner and Messrs. Baxter, Kittrell and Goedde will participate in the New Acquisition Incentive Plan of the Managing General Partner (together with the Annual Operating Performance Incentive Plan, the "Plans,") as described below. The Executives will also be entitled to participate in such other benefit plans and programs as the Managing General Partner may provide for its employees in general (the "Other Benefit Plans").

    The Employment Agreements provide that in the event an Executive's employment is terminated without "cause" (as defined in the Employment Agreements) or if the Executive terminates his employment due to a "Fundamental Change" (as defined below), such Executive will be entitled to receive a severance payment in an amount equal to his total compensation for the remainder of the employment term under the Employment Agreement and will receive benefits under the Other Benefit Plans for a period of 12 months after termination. In the event of termination due to disability, the Executive will be entitled to his base salary, his Management Fee and benefits under the Plans and the Other Benefit Plans for 12 months. In the event of termination due to death, benefits under the Other Benefit Plans will be continued for the Executive's dependents for 12 months. In the event the Executive's employment is terminated for "cause," the Executive will receive accrued salary and benefits (including his Management Fee and benefits under the Plans) up to the date of termination and, if the Managing General Partner does not waive the Executive's covenant not to compete, benefits under the Other Benefit Plans for 12 months.

    A Fundamental Change is defined in the Employment Agreements to have occurred (i) if the Executive's duties, authority, responsibilities and/or compensation is reduced without performance or market-related justification;
(ii) if the Executive's primary office is moved more than 50 miles from Watsonville, California (or, with respect to Mr. DiCosimo, Houston, Texas) without his consent; (iii) if the Partnership disposes of business and assets which reduce the annual EBITDA of the Partnership below 70% of the annual EBITDA level existing at the time employment commenced; or (iv) if securities representing 10% of the voting power in elections of directors of NPS become beneficially owned by any party or group or other prescribed events occur constituting a change of control of NPS.

    In addition, each Employment Agreement contains non-competition and confidentiality provisions.

    INCENTIVE PLANS

    The Managing General Partner has adopted the Annual Operating Performance Incentive Plan, which provides for the payment of annual incentive bonuses to participants in the plan (who will be determined by the Board of Directors of the Managing General Partner from time to time and who will include the Executives) equal to a percentage of annual salary (plus, in the case of the Executives, his Management Fee) based on the Partnership's performance compared to budgeted levels of net income and EBITDA. Such bonuses will range from zero for performance at 10% below budget to 50% for performance at budget. In addition, in the event EBITDA exceeds budgeted amounts, there will be established a bonus pool equal to 10% of the excess of EBITDA over budget, which will be divided among Messrs. Baxter, Kittrell and Goedde and any other participants that the Board of Directors of the Managing General Partner may determine. The period covered by the plan began December 16, 1996 and ends on the fifth anniversary thereof.

    The Managing General Partner has also adopted the New Acquisition Incentive Plan, which provides for bonuses to participants in the plan (who will be determined by the Board of Directors of the Managing General Partner from time to time and who will include the Executives) for adding new businesses to the Partnership's propane operations. The bonuses will be an amount equal to 4% of the gross acquisition purchase price, allocated among the participants in the plan based on their relative salaries. The transactions covered by the plan will include those occurring on or after December 17, 1997 through the fifth anniversary thereof. Awards under this program will be payable in cash 90 days after the close of the particular acquisition transaction.

    RESTRICTED UNIT PLAN

    The following table sets forth the restricted unit grants made under the Restricted Unit Plan to the named executive officers of the Managing General Partner during the fiscal period ended June 30, 1997.

                                                                                    PERFORMANCE OR OTHER PERIOD
                                                      NUMBER OF SHARES,                        UNTIL
                        NAME                          UNITS OR OTHER RIGHTS (1)        MATURATION OR PAYOUT
----------------------------------------------------  --------------------------  -------------------------------
Keith G. Baxter.....................................  133,333 Common Units                      (2)
Robert Wooldridge...................................              0                             --
Charles J. Kittrell.................................  76,190 Common Units                       (2)
Ronald J. Goedde....................................  76,190 Common Units                       (2)
Vincent J. DiCosimo.................................  47,619 Common Units                       (2)

------------------------

(1) Granted on December 17, 1996 upon consummation of the IPO.

(2) Restricted units are subject to a bifurcated vesting procedure such that (a) 25% of a participant's restricted units will vest over time, with one-third vesting on the third, fifth and seventh anniversaries of the date of grant and (b) the remaining 75% of a participant's restricted units will vest automatically upon, and in the same proportions as, the conversion of the Subordinated units to Common Units. See Note 4 to the Partnership's Consolidated Financial Statements included elsewhere in this Prospectus. If a participant's employment is terminated without "cause" (as defined in the Restricted Unit Plan) or a participant resigns with "good reason" (as defined in the Restricted Unit Plan), the participant's rights to receive Common Units which vest over time will immediately vest. In the event of a "change of control" of the Partnership (as defined in the Restricted Unit
    Plan), all rights to receive Common Units pursuant to the Restricted Unit Plan will immediately vest. Until rights to receive Common Units have vested, the Common Units to which they relate are not issued, and the participant is not entitled to any distributions or allocations of income or loss, and has no voting or other rights, with respect to such Common Units

COMPENSATION OF DIRECTORS

    The Managing General Partner currently pays no additional remuneration to its employees who also serve as directors. In addition to permitting its non-officer directors to participate in the benefit plans described above, the Chairman of the Board receives $50,000 annually, and each of its other non-employee directors receives $15,000 annually, plus $1,000 per Board meeting attended and $500 per committee meeting attended. All expenses associated with compensation of directors are reimbursed to the Managing General Partner by the Partnership.

    In connection with the consummation of the IPO, the three initial nonemployee directors of the Managing General Partner received rights with respect to restricted units, as follows: Mr. Lewis, 19,048 Common Units valued at $400,000; Mr. Hylland, 14,286 Common Units valued at $300,000; and Mr. Newell, 9,524 Common Units valued at $200,000. In addition, under the Restricted Unit Plan, upon his or her election to the Board of Directors of the Managing General Partner, each nonemployee director receives rights with respect to restricted units having an aggregate value of $200,000. The directors' restricted units vest in accordance with the same procedure as is described in note 2 to the table under "Executive Compensation--Restricted Unit Plan."

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION IN COMPENSATION
  DECISIONS

    The Nominating and Compensation Committee of the Board of Directors of the Managing General Partner is comprised of Messrs. Lewis, Christen and Katz. None of these persons is an officer, employee or former employee of the Managing General Partner, the Partnership or any of their subsidiaries, however, Mr. Katz served as a director of Coast when the current executive officers of the Managing General Partner were officers of that company.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

OWNERSHIP OF PARTNERSHIP UNITS BY THE GENERAL PARTNERS AND DIRECTORS AND
  EXECUTIVE OFFICERS OF THE MANAGING GENERAL PARTNER

    The table below sets forth, as of September 30, 1997 the beneficial ownership of Units by each person known to the Managing General Partner to be the beneficial owner of more than 5% of any class of Units of the Partnership, each director and named executive officer of the Managing General Partner, as well as the directors and all of the executive officers of the Managing General Partner as a group. The Common Units are traded on the NYSE.

                                                                                       AMOUNT AND
                                                                                        NATURE OF
                      NAME AND ADDRESS OF                                              BENEFICIAL       PERCENT OF
                        BENEFICIAL OWNER                          CLASS OF UNITS        OWNERSHIP          CLASS
----------------------------------------------------------------  ---------------  -------------------  -----------
Managing General Partner (1)....................................     Subordinated       5,677,040(3)          86.0%
Special General Partner (2).....................................     Subordinated         920,579(3)          14.0%
Merle D. Lewis..................................................           Common           3,000(3)             *
Richard R. Hylland..............................................           Common              --(3)             *
Keith G. Baxter.................................................           Common          23,810(3)             *
Charles J. Kittrell.............................................           Common           9,524(3)             *
Ronald J. Goedde................................................           Common           9,524(3)             *
Vincent J. DiCosimo.............................................           Common           2,500(3)             *
Daniel K. Newell................................................           Common           1,000(3)             *
Paul Christen...................................................           Common              --(3)             *
Kurt Katz.......................................................           Common          25,000(3)             *
All directors and executive officers as a group (9 persons).....           Common          74,358(3)             *

------------------------

 *   Less than 1%

(1) The business address of the Managing General Partner is 432 Westridge Drive, Watsonville, California 95076.

(2) The business address of the Special General Partner is 33 Third Street S.E., Huron, South Dakota 57350.

(3) Excludes Common Units awarded under the Restricted Unit Plan as follows:
    Merle D. Lewis--19,048 Common Units; Richard R. Hylland--14,286 Common Units; Keith G. Baxter--133,333 Common Units; Charles J. Kittrell--76,190 Common Units; Ronald J. Goedde--76,190 Common Units; Vincent J. Di Cosimo--47,619 Common Units; Daniel K. Newell--9,524 Common Units; Paul Christen--8,889 Common Units; Kurt Katz--9,302 Common Units; and all directors and officers as a group-- 394,381 Common Units.

OWNERSHIP OF NPS COMMON STOCK BY DIRECTORS AND EXECUTIVE OFFICERS OF THE
  MANAGING GENERAL PARTNER

    The table below sets forth, as of September 30, 1997, the beneficial ownership of the common stock, par value $1.75 per share, of NPS owned by each director and each named executive officer of the Managing General Partner, as well as the directors and all of the executive officers of the Managing General Partner as a group. No director or executive officer beneficially owns more than 1% of NPS's outstanding shares. The total shares beneficially owned by the directors and executive officers as a group represent less than 1% of NPS's outstanding shares.

                                                                             AMOUNT AND NATURE
                                                                               OF BENEFICIAL
NAME OF BENEFICIAL OWNER                                                       OWNERSHIP (1)
--------------------------------------------------------------------------  -------------------
Merle D. Lewis (2)........................................................          39,084
Richard R. Hylland (3)....................................................          10,833
Keith G. Baxter...........................................................           5,882
Charles J. Kittrell.......................................................          --
Ronald J. Goedde..........................................................          --
Vincent J. DiCosimo.......................................................          --
Daniel K. Newell (4)......................................................           3,654
Paul Christen.............................................................          --
Kurt Katz.................................................................          --
All directors and executive officers as a group (9 persons)...............          59,453

------------------------------

(1) The nature of beneficial ownership is sole voting and dispositive power, unless otherwise noted.

(2) Includes 10,384 shares held jointly with spouse, 4,187 shares held in IRA by spouse and 162 shares held by daughter.

(3) Includes 688 shares held in custodial accounts for Mr. Hylland's children and 2,465 shares held by Mr. Hylland's spouse.

(4) Includes 348 shares held jointly with spouse.

    The Managing General Partner is a wholly owned subsidiary of Northwestern Growth, which in turn is a wholly owned subsidiary of NPS. No directors or officers of the Managing General Partner or Northwestern Growth own any shares of common stock of the Managing General Partner or Northwestern Growth.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

RIGHTS OF THE GENERAL PARTNERS

    As of the date of this Prospectus, the General Partners own all of the Subordinated Units, representing an aggregate 37.8% limited partner interest in the Partnership. Through the Managing General Partner's ability, as managing general partner, to manage and operate the Partnership and the ownership of all of the outstanding Subordinated Units by the General Partners (effectively giving the General Partners the ability to veto certain actions of the Partnership), the General Partners will have the ability to control the management of the Partnership.

    The Managing General Partner is a wholly-owned subsidiary, and the Special General Partner is a majority-owned subsidiary, of NPS. Mr. Lewis serves as the Chairman of the Board, and Messrs. Hylland and Newell are executive officers, of NPS.

    The Managing General Partner does not receive any management fee or other compensation in connection with its management of the Partnership, but it and its affiliates performing services for the Partnership are reimbursed at cost for all expenses incurred on behalf of the Partnership, including the costs of compensation properly allocable to the Partnership. The Partnership's Partnership Agreement provides that the Managing General Partner will determine the expenses that are allocable to the Partnership in any reasonable manner.

    In addition, the General Partners are entitled to receive distributions on their general partner interests, certain incentive distributions and distributions on their Subordinated Units.

CONTRIBUTION, CONVEYANCE AND ASSUMPTION AGREEMENT

    In connection with the Transactions, the Partnership, the Operating Partnership, the Managing General Partner, Northwestern Growth and certain other parties entered into the Contribution, Conveyance and Assumption Agreement (the "Contribution Agreement"), which generally governed the Transactions, including the asset transfer to and the assumption of liabilities by the Operating Partnership, and the application of the proceeds of the IPO. The Contribution Agreement was not the result of arm's-length negotiations, and there can be no assurance that it, or that any of the transactions provided for therein, were effected on terms at least as favorable to the parties to such agreement as could have been obtained from unaffiliated third parties. All of the transaction expenses incurred in connection with the Transactions, including the expenses associated with transferring assets into the Operating Partnership, were paid from the proceeds of the IPO. For additional information, see "Prospectus Summary--Cornerstone Propane Partners, L.P.--Distributions and Payments to the General Partners and their Affiliates-- Formation Stage."

              CONFLICTS OF INTEREST AND FIDUCIARY RESPONSIBILITIES

CONFLICTS OF INTEREST

    Certain conflicts of interest exist and may arise in the future as a result of the relationships between the General Partners and their stockholders, on the one hand, and the Partnership and its limited partners, on the other hand. The directors and officers of the Managing General Partner have fiduciary duties to manage the Managing General Partner, including its investments in its subsidiaries and affiliates, in a manner beneficial to its stockholder. At the same time, the Managing General Partner has a fiduciary duty to manage the Partnership in a manner beneficial to the Partnership and the Unitholders. The Partnership Agreement contains provisions that allow the Managing General Partner to take into account the interests of parties in addition to the Partnership in resolving conflicts of interest, thereby limiting its fiduciary duty to the Unitholders, as well as provisions that may restrict the remedies available to Unitholders for actions taken that might, without such limitations, constitute breaches of fiduciary duty. The duty of the directors and officers of the Managing General Partner to its stockholder may, therefore, come into conflict with the duties of the Managing General Partner to the Partnership and the Unitholders. The Audit Committee of the Board of Directors of the Managing General Partner will, at the request of the Managing General Partner, review conflicts of interest that may arise between the Managing General Partner or its affiliates, on the one hand, and the Partnership, on the other. The Partnership Agreement provides that the Managing General Partner may adopt a resolution or course of action that has not been approved by a majority of the members of the Audit Committee. See "Management--Partnership Management" and "--Fiduciary and Other Duties."

    The fiduciary obligations of general partners is a developing area of law. The provisions of the Delaware Act that allow the fiduciary duties of a general partner to be waived or restricted by a partnership agreement have not been resolved in a court of law, and the Managing General Partner has not obtained an opinion of counsel covering the provisions set forth in the Partnership Agreement that purport to waive or restrict fiduciary duties of the Managing General Partner. Unitholders should consult their own legal counsel concerning the fiduciary responsibilities of the Managing General Partner and its officers and directors and the remedies available to the Unitholders.

    Conflicts of interest could arise with respect to the situations described below, among others:

    COMMON UNITHOLDERS HAVE NO RIGHT TO ENFORCE OBLIGATIONS OF THE MANAGING
     GENERAL PARTNER AND ITS AFFILIATES UNDER AGREEMENTS WITH THE PARTNERSHIP

    The agreements between the Partnership and the Managing General Partner do not grant to the Unitholders, separate and apart from the Partnership, the right to enforce the obligations of the Managing General Partner and its affiliates in favor of the Partnership. Therefore, the Partnership will be primarily responsible for enforcing such obligations.

    CONTRACTS BETWEEN THE PARTNERSHIP, ON THE ONE HAND, AND THE MANAGING GENERAL
     PARTNER AND ITS AFFILIATES, ON THE OTHER, WILL NOT BE THE RESULT OF ARM'S-LENGTH NEGOTIATIONS

    Under the terms of the Partnership Agreement, the Managing General Partner is not restricted from paying the Managing General Partner or its affiliates for any services rendered (provided such services are rendered on terms fair and reasonable to the Partnership) or entering into additional contractual arrangements with any of them on behalf of the Partnership. Neither the Partnership Agreement nor any of the other agreements, contracts and arrangements between the Partnership, on the one hand, and the Managing General Partner and its affiliates, on the other, are or will be the result of arm's-length negotiations. All of such transactions entered into after the closing of IPO are to be on terms which are fair and reasonable to the Partnership, provided that any transaction shall be deemed fair and reasonable if (i) such transaction is approved by the Audit Committee, (ii) its terms are no less favorable to the Partnership than those generally being provided to or available from unrelated third parties or (iii) taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Partnership), the transaction is fair to the Partnership. The Managing General Partner and its affiliates have no obligation to permit the Partnership to use any facilities or assets of the Managing General Partner and such affiliates, except as may be provided in contracts entered into from time to time specifically dealing with such use, nor is there any obligation of the Managing General Partner and its affiliates to enter into any such contracts.

    CERTAIN ACTIONS TAKEN BY THE MANAGING GENERAL PARTNER MAY AFFECT THE AMOUNT
     OF CASH AVAILABLE FOR DISTRIBUTION TO UNITHOLDERS OR ACCELERATE THE CONVERSION OF SUBORDINATED UNITS

    Decisions of the Managing General Partner with respect to the amount and timing of cash expenditures, participation in capital expansions and acquisitions, borrowings, issuances of additional partnership interests and reserves in any quarter will affect whether, or the extent to which, there is sufficient Available Cash from Operating Surplus to meet the Minimum Quarterly Distribution and Target Distributions Levels on all Units in such quarter or in subsequent quarters. The Partnership Agreement provides that any borrowings by the Partnership or the approval thereof by the Managing General Partner shall not constitute a breach of any duty owed by the Managing General Partner to the Partnership or the Unitholders, including borrowings that have the purpose or effect, directly or indirectly, of enabling the General Partners to receive distributions on the Subordinated Units or the Incentive Distributions or hasten the expiration of the Subordination Period or the conversion of the Subordinated Units into Common Units. The Partnership Agreement provides that the Partnership and the Operating Partnership may borrow funds from the General Partners and their affiliates. The General Partners and their affiliates may not borrow funds from the Partnership or the Operating Partnership. Furthermore, any actions taken by the Managing General Partner consistent with the standards of reasonable discretion set forth in the definitions of Available Cash, Operating Surplus and Capital Surplus will be deemed not to constitute a breach of any duty of the Managing General Partner to the Partnership or the Unitholders.

    THE PARTNERSHIP REIMBURSES THE MANAGING GENERAL PARTNER AND ITS AFFILIATES
     FOR CERTAIN EXPENSES

    Under the terms of the Partnership Agreement, the Managing General Partner and its affiliates are reimbursed by the Partnership for certain expenses incurred on behalf of the Partnership, including costs incurred in providing corporate staff and support services to the Partnership. The Partnership Agreement provides that the Managing General Partner will determine the expenses that are allocable to the Partnership in any reasonable manner determined by the Managing General Partner in its sole discretion. See "Management--Reimbursement of Expenses of the Managing General Partner and its Affiliates."

    THE MANAGING GENERAL PARTNER INTENDS TO LIMIT ITS LIABILITY WITH RESPECT TO
     THE PARTNERSHIP'S OBLIGATIONS

    Whenever possible, the Managing General Partner intends to limit the Partnership's liability under contractual arrangements to all or particular assets of the Partnership, with the other party thereto having no recourse against the General Partners or their assets. The Partnership Agreement provides that any action by the Managing General Partner in so limiting the liability of the General Partners or that of the Partnership will not be deemed to be a breach of the Managing General Partner's fiduciary duties, even if the Partnership could have obtained more favorable terms without such limitation on liability.

    THE NEW ACQUISITION INCENTIVE PLAN MAY GIVE MANAGEMENT INCENTIVES TO MAKE
     ACQUISITIONS THAT ARE NOT BENEFICIAL TO THE PARTNERSHIP

    The terms of the New Acquisition Incentive Plan (described above under "Management--Executive Compensation--Incentive Plans") could give the senior executives of the Managing General Partner an incentive to cause the Partnership to acquire additional propane operations without regard to whether the operations would prove beneficial to the Partnership and may present the senior executives of the Managing General Partner with a conflict of interest in negotiating the acquisition price on behalf of the Partnership. Mr. Baxter, the only participant in the New Acquisition Incentive Plan who is a member of the Board of Directors of the Managing General Partner, has agreed that he will not participate in any board deliberations regarding potential acquisitions subject to the New Acquisition Incentive Plan. The Partnership believes that the fact that the ultimate decision regarding acquisitions and their terms will be made by directors who have no interest in the New Acquisition Incentive Plan will significantly reduce the potential conflicts resulting from the structure of the plan.

    COMMON UNITS ARE SUBJECT TO THE MANAGING GENERAL PARTNER'S LIMITED CALL
     RIGHT

    The Managing General Partner may exercise its right to call and purchase Units as provided in the Partnership Agreement or assign such right to one of its affiliates or to the Partnership. The Managing General Partner may use its own discretion, free of fiduciary duty restrictions, in determining whether to exercise such right. As a consequence, a Common Unitholder may have his Common Units purchased from him even though he may not desire to sell them, and the price paid may be less than the amount the holder would desire to receive upon sale of his Common Units. For a description of such right, see "The Partnership Agreement--Limited Call Right."

    THE PARTNERSHIP MAY RETAIN SEPARATE COUNSEL FOR ITSELF OR FOR THE HOLDERS OF
     COMMON UNITS; ADVISORS RETAINED BY THE PARTNERSHIP HAVE NOT BEEN RETAINED TO ACT FOR HOLDERS OF COMMON UNITS

    The Common Unitholders were not represented by counsel in connection with the preparation of the Partnership Agreement or other agreements referred to herein. The attorneys, independent public accountants and others who have performed services for the Partnership in connection with the IPO, the Transactions and the offering made hereby have been retained by the Managing General Partner, its affiliates and the Partnership and may continue to be retained by the Managing General Partner, its affiliates and the Partnership. Attorneys, independent public accountants and others who will perform services for the Partnership in the future will be selected by the Managing General Partner or the Audit Committee and may also perform services for the Managing General Partner and its affiliates. The Partnership may retain separate counsel for itself or the holders of Common Units in the event of a conflict of interest arising between the Managing General Partner and its affiliates, on the one hand, and the Partnership or the holders of Common Units, on the other, depending on the nature of such conflict, but it does not intend to do so in most cases.

    THE MANAGING GENERAL PARTNER IS NOT RESTRICTED FROM ENGAGING IN A
     TRANSACTION WHICH WOULD TRIGGER CHANGE OF CONTROL PROVISIONS

    The Partnership's indebtedness contains provisions relating to change of control. If such change of control provisions are triggered, such outstanding indebtedness may become due. There is no restriction on the ability of the Managing General Partner or Northwestern Growth to enter into a transaction which would trigger such change of control provisions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--The Partnership--Liquidity and Capital Resources--Financing and Sources of Liquidity."

    THE GENERAL PARTNERS' AFFILIATES MAY COMPETE WITH THE PARTNERSHIP

    The Managing General Partner may not engage in any business or activity or incur any debts or liabilities except in connection with or incidental to (i) its performance as a general partner of the Partnership or one or more affiliates of the Partnership, (ii) the acquiring, owning or disposing of debt or equity securities of the Partnership or such affiliates, and (iii) permitting its employees to perform services for its affiliates. Except as limited by the next paragraph, the Special General Partner and other affiliates of the Managing General Partner (including NPS and Northwestern Growth) are not restricted from engaging in any business activities, including those in competition with the Partnership.

    Affiliates of the Managing General Partner may engage in a business activity that involves the retail sale of propane to end users in the continental United States only if (i) the Managing General Partner determines in its reasonable judgment, prior to the commencement of such activity, that it is not in the best interests of the Partnership to engage in such activity either (A) because of the financial commitments or operating characteristics associated with such activity or (B) because such activity is not consistent with the business strategy or cannot otherwise be integrated with the Partnership's operations on a basis beneficial to the Partnership; or (ii) such activity is being undertaken as provided in a joint venture agreement or other agreement between the Partnership and an affiliate of the Managing General Partner and such joint venture or other agreement was determined at the time it was entered into to be fair to the Partnership in the reasonable judgment of the Managing General Partner.

    There are no restrictions on the ability of affiliates of the Managing General Partner to engage in the retail sale of propane outside the continental United States or in the trading, transportation, storage and wholesale distribution of propane. The Partnership Agreement expressly provides that if the Managing General Partner or its affiliates act in accordance with the foregoing, it shall not constitute a breach of the Managing General Partner's fiduciary duties to the Partnership or the Unitholders if the Managing General Partner or its affiliates engage in direct competition with the Partnership.

    THE PARTNERSHIP AGREEMENT PERMITS THE PARTNERSHIP TO ENGAGE IN ROLL-UP
     TRANSACTIONS

    The Partnership Agreement does not prohibit the Partnership from engaging in roll-up transactions. Were the Managing General Partner to cause the Partnership to engage in a roll-up transaction, there could be no assurance that such a transaction would not have a material adverse effect on a Unitholder's investment in the Partnership.

FIDUCIARY AND OTHER DUTIES

    The General Partners will be accountable to the Partnership and the Unitholders as fiduciaries. Consequently, the Managing General Partner must exercise due care, good faith and integrity in handling the assets and affairs of the Partnership. In contrast to the relatively well-developed law concerning fiduciary duties owed by officers and directors to the shareholders of a corporation, the law concerning the duties owed by general partners to other partners and to partnerships is relatively undeveloped. Neither the Delaware Revised Uniform Limited Partnership Act (the "Delaware Act") nor case law defines with particularity the fiduciary duties owed by general partners to limited partners or a limited partnership, but the Delaware Act provides that Delaware limited partnerships may, in their partnership agreements, restrict or expand the fiduciary duties that might otherwise be applied by a court in analyzing the standard of duty owed by general partners to limited partners and the partnership.

    Fiduciary duties are generally considered to include an obligation to act with due care and the highest good faith, fairness and loyalty. Such duty of loyalty, in the absence of a provision in a partnership agreement providing otherwise, would generally prohibit a general partner of a Delaware limited partnership from taking any action or engaging in any transaction as to which it has a conflict of interest. In order to induce the Managing General Partner to manage the business of the Partnership, the Partnership Agreement, as permitted by the Delaware Act, contains various provisions intended to have the effect of restricting the fiduciary duties that might otherwise be owed by the Managing General Partner to the Partnership and its partners and waiving or consenting to conduct by the Managing General Partner and its affiliates that might otherwise raise issues as to compliance with fiduciary duties or applicable law.

    The Partnership Agreement provides that in order to become a limited partner of the Partnership, a holder of Common Units is required to agree to be bound by the provisions thereof, including the provisions discussed above. This is in accordance with the policy of the Delaware Act favoring the principle of freedom of contract and the enforceability of partnership agreements. The Delaware Act also provides that a partnership agreement is not unenforceable by reason of its not having been signed by a person being admitted as a limited partner or becoming an assignee in accordance with the terms thereof.

    The Partnership Agreement provides that whenever a conflict arises between the General Partners or their affiliates, on the one hand, and the Partnership or any other partner, on the other, the Managing General Partner shall resolve such conflict. The Managing General Partner in general shall not be in breach of its obligations under the Partnership Agreement or its duties to the Partnership or the Unitholders if the resolution of such conflict is fair and reasonable to the Partnership, and any resolution shall conclusively be deemed to be fair and reasonable to the Partnership if such resolution is (i) approved by the Audit Committee (although no party is obligated to seek such approval and the Managing General Partner may adopt a resolution or course of action that has not received such approval), (ii) on terms no less favorable to the Partnership than those generally being provided to or available from unrelated third parties or (iii) fair to the Partnership, taking into account the totality of the relationships between the parties involved (including other transactions that may be particularly favorable or advantageous to the Partnership). In resolving such conflict, the Managing General Partner may (unless the resolution is specifically provided for in the Partnership Agreement) consider the relative interests of the parties involved in such conflict or affected by such action, any customary or accepted industry practices or historical dealings with a particular person or entity and, if applicable, generally accepted accounting practices or principles and such other factors as its deems relevant. Thus, unlike the strict duty of a fiduciary who must act solely in the best interests of his beneficiary, the Partnership Agreement permits the Managing General Partner to consider the interests of all parties to a conflict of interest, including the interests of the General Partners. In connection with the resolution of any conflict that arises, unless the Managing General Partner has acted in bad faith, the action taken by the Managing General Partner shall not constitute a breach of the Partnership Agreement, any other agreement or any standard of care or duty imposed by the Delaware Act or other applicable law. The Partnership also provides that in certain circumstances the Managing General Partner may act in its sole discretion, in good faith or pursuant to other appropriate standards.

    The Delaware Act provides that a limited partner may institute legal action on behalf of the partnership (a partnership derivative action) to recover damages from a third party where the general partner has refused to institute the action or where an effort to cause the general partner to do so is not likely to succeed. In addition, the statutory or case law of certain jurisdictions may permit a limited partner to institute legal action on behalf of himself and all other similarly situated limited partners (a class action) to recover damages from a general partner for violations of its fiduciary duties to the limited partners.

    The Partnership Agreement also provides that any standard of care and duty imposed thereby or under the Delaware Act or any applicable law, rule or regulation will be modified, waived or limited, to the extent permitted by law, as required to permit the Managing General Partner and its officers and directors to act under the Partnership Agreement or any other agreement contemplated therein and to make any decisions pursuant to the authority prescribed in the Partnership Agreement, so long as such action is reasonably believed by the Managing General Partner to be in, or not inconsistent with, the best interests of the Partnership. Further, the Partnership Agreement provides that the General Partners and their officers and directors will not be liable for monetary damages to the Partnership, the limited partners or assignees for errors of judgment or for any acts or omissions if the Managing General Partner and such other persons acted in good faith.

    In addition, under the terms of the Partnership Agreement, the Partnership is required to indemnify the General Partners and their officers, directors, employees, affiliates, partners, members, agents and trustees, to the fullest extent permitted by law, against liabilities, costs and expenses incurred by the General Partners or such other persons, if the General Partners or such persons acted in good faith and in a manner they reasonably believed to be in, or not opposed to, the best interests of the Partnership and, with respect to any criminal proceedings, had no reasonable cause to believe their conduct was unlawful. See "The Partnership Agreement--Indemnification." Thus, the General Partners could be indemnified for their negligent acts if they meet such requirements concerning good faith and the best interests of the Partnership.

                        DESCRIPTION OF THE COMMON UNITS

    The Common Units are registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the Partnership is subject to the reporting and certain other requirements of the Exchange Act. The Partnership is required to file periodic reports containing financial and other information with the Commission.

    Persons acquiring Common Units in this offering and subsequent transferees of Common Units (or their brokers, agents or nominees on their behalf) who wish to become Unitholders of record will be required to execute Transfer Applications, the form of which is included as Appendix A to this Prospectus, before the acquisition or transfer of such Common Units will be registered on the records of the Transfer Agent and before cash distributions or federal income tax allocations can be made to the acquiror or transferee. The Partnership will be entitled to treat the nominee holder of a Common Unit as the absolute owner thereof, and the beneficial owner's rights will be limited solely to those that it has against the nominee holder as a result of or by reason of any understanding or agreement between such beneficial owner and nominee holder.

THE UNITS

    The Common Units and the Subordinated Units represent limited partner interests in the Partnership, which entitle the holders thereof to participate in Partnership distributions and to exercise the rights or privileges available to limited partners under the Partnership Agreement. The holders of Common Units do not have preemptive rights to acquire additional Common Units or other partnership interests that may be issued by the Partnership. For a description of the relative rights and preferences of holders of Common Units and Subordinated Units in and to Partnership distributions, together with a description of the circumstances under which Subordinated Units may convert into Common Units, see "Cash Distribution Policy." For a description of the rights and privileges of limited partners under the Partnership Agreement, see "The Partnership Agreement."

TRANSFER AGENT AND REGISTRAR

    Continental Stock Transfer & Trust Company serves as registrar and transfer agent (the "Transfer Agent") for the Common Units and receives a fee from the Partnership for serving in such capacities. All fees charged by the Transfer Agent for transfers of Common Units will be borne by the Partnership and not by the holders of Common Units, except that fees similar to those customarily paid by stockholders for surety bond premiums to replace lost or stolen certificates, taxes and other governmental charges, special charges for services requested by a holder of a Common Unit and other similar fees or charges will be borne by the affected holder. There will be no charge to holders for disbursements of the Partnership's cash distributions. The Partnership has agreed to indemnify the Transfer Agent, its agents and each of their respective shareholders, directors, officers and employees against all claims and losses that may arise out of acts performed or omitted in respect of its activities as such, except for any liability due to any negligence, gross negligence, bad faith or intentional misconduct of the indemnified person or entity.

    The Transfer Agent may at any time resign, by notice to the Partnership, or be removed by the Partnership, such resignation or removal to become effective upon the appointment by the Partnership of a successor transfer agent and registrar and its acceptance of such appointment. If no successor has been appointed and accepted such appointment within 30 days after notice of such resignation or removal, the Managing General Partner is authorized to act as the transfer agent and registrar until a successor is appointed.

TRANSFER OF COMMON UNITS

    Until a Common Unit has been transferred on the books of the Partnership, the Partnership and the Transfer Agent, notwithstanding any notice to the contrary, may treat the record holder thereof as the absolute owner for all purposes, except as otherwise required by law or stock exchange regulations. The transfer of the Common Units to persons that purchase or acquire Common Units directly from the Partnership will be accomplished through the completion, execution and delivery of a Transfer Application by such investor in connection with such Common Units. Any subsequent transfers of a Common Unit will not be recorded by the Transfer Agent or recognized by the Partnership unless the transferee executes and delivers a Transfer Application. By executing and delivering a Transfer Application (the form of which is set forth as Appendix A to this Prospectus and which is also set forth on the reverse side of the certificates representing the Common Units), the transferee of Common Units (i) becomes the record holder of such Common Units and shall constitute an assignee until admitted into the Partnership as a substituted limited partner, (ii) automatically requests admission as a substituted limited partner in the Partnership, (iii) agrees to be bound by the terms and conditions of, and executes, the Partnership Agreement, (iv) represents that such transferee has the capacity, power and authority to enter into the Partnership Agreement, (v) grants powers of attorney to officers of the Managing General Partner and any liquidator of the Partnership as specified in the Partnership Agreement, and
(vi) makes the consents and waivers contained in the Partnership Agreement. An assignee will become a substituted limited partner of the Partnership in respect of the transferred Common Units upon the consent of the Managing General Partner and the recordation of the name of the assignee on the books and records of the Partnership. Such consent may be withheld in the sole discretion of the Managing General Partner.

    Common Units are securities and are transferable according to the laws governing transfer of securities. In addition to other rights acquired upon transfer, the transferor gives the transferee the right to request admission as a substituted limited partner in the Partnership in respect of the transferred Common

Units. A person acquiring Common Units who does not execute and deliver a Transfer Application obtains only (a) the right to assign the Common Units to a purchaser or other transferee and (b) the right to transfer the right to seek admission as a substituted limited partner in the Partnership with respect to the transferred Common Units. Thus, a person acquiring Common Units who does not execute and deliver a Transfer Application will not receive cash distributions or federal income tax allocations unless the Common Units are held in a nominee or "street name" account and the nominee or broker has executed and delivered a Transfer Application with respect to such Common Units, and may not receive certain federal income tax information or reports furnished to record holders of Common Units. The transferor of Common Units will have a duty to provide such transferee with all information that may be necessary to obtain registration of the transfer of the Common Units, but a transferee agrees, by acceptance of the certificate representing Common Units, that the transferor will not have a duty to insure the execution of the Transfer Application by the transferee and will have no liability or responsibility if such transferee neglects to or chooses not to execute and forward the Transfer Application to the Transfer Agent. See "The Partnership Agreement--Status as Limited Partner or Assignee."

                           THE PARTNERSHIP AGREEMENT

    The following paragraphs are a summary of the material provisions of the Partnership Agreement. The Partnership Agreement for the Partnership and the Partnership Agreement for the Operating Partnership (the "Operating Partnership Agreement") are exhibits to the Registration Statement of which this Prospectus constitutes a part. The Partnership will provide prospective investors with a copy of the Partnership Agreement and the Operating Partnership Agreement upon request at no charge. The discussions presented herein and below of the material provisions of the Partnership Agreement are qualified in their entirety by reference to the Partnership Agreements for the Partnership and for the Operating Partnership. The Partnership is the sole limited partner of the Operating Partnership, which owns, manages and operates the Partnership's business. The General Partners serve as the general partners of the Partnership and of the Operating Partnership, owning an aggregate 2% general partner interest in the Partnership and the Operating Partnership on a combined basis. The Managing General Partner manages and operates the Partnership, and the Special General Partner has no duty or right to participate in the management or operation of the Partnership. Unless the context otherwise requires, references herein to the "Partnership Agreement" constitute references to the Partnership Agreement and the Operating Partnership Agreement, collectively.

    Certain provisions of the Partnership Agreement are summarized elsewhere in this Prospectus under various headings. With regard to the transfer of Common Units, see "Description of the Common Units-- Transfer of Common Units." With regard to distributions of Available Cash, see "Cash Distribution Policy." With regard to allocations of taxable income and taxable loss, see "Tax Considerations." Prospective investors are urged to review these sections of this Prospectus and the Partnership Agreement carefully.

ORGANIZATION AND DURATION

    The Partnership and the Operating Partnership were organized in October 1996 and November 1996, respectively, as Delaware limited partnerships. The General Partners are the general partners of the Partnership and the Operating Partnership. The General Partners own an aggregate 2% interest as general partners and the right to receive Incentive Distributions, and the Unitholders (including the General Partners as holders of Subordinated Units) own a 98% interest as limited partners, in the Partnership and the Operating Partnership on a combined basis. The Partnership will dissolve on December 31, 2086, unless sooner dissolved pursuant to the terms of the Partnership Agreement.

PURPOSE

    The purpose of the Partnership under the Partnership Agreement is limited to serving as the limited partner of the Operating Partnership and engaging in any business activity that may be engaged in by the Operating Partnership. The Operating Partnership Agreement provides that the Operating Partnership may, directly or indirectly, engage in (i) the Combined Operations as conducted immediately prior to the IPO, (ii) any other activity approved by the Managing General Partner but only to the extent that the Managing General Partner reasonably determines that, as of the date of the acquisition or commencement of such activity, such activity generates "qualifying income" (as such term is defined in Section 7704 of the Code) or (iii) any activity that enhances the operations of an activity that is described in (i) or (ii) above. Although the Managing General Partner has the ability under the Partnership Agreement to cause the Partnership and the Operating Partnership to engage in activities other than propane marketing and related businesses, the Managing General Partner has no current intention of doing so. The Managing General Partner is authorized in general to perform all acts deemed necessary to carry out such purposes and to conduct the business of the Partnership.

POWER OF ATTORNEY

    Each Limited Partner, and each person who acquires a Unit from a Unitholder and executes and delivers a Transfer Application with respect thereto, grants to the Managing General Partner and, if a liquidator of the Partnership has been appointed, such liquidator, a power of attorney to, among other things, execute and file certain documents required in connection with the qualification, continuance or dissolution of the Partnership or the amendment of the Partnership Agreement in accordance with the terms thereof and to make consents and waivers contained in the Partnership Agreement.

CAPITAL CONTRIBUTIONS

    For a description of the initial capital contributions made to the Partnership, see "The IPO and Related Transactions." The Unitholders are not obligated to make additional capital contributions to the Partnership, except as described below under "--Limited Liability."

LIMITED LIABILITY

    Assuming that a Limited Partner does not participate in the control of the business of the Partnership within the meaning of the Delaware Act and that he otherwise acts in conformity with the provisions of the Partnership Agreement, his liability under the Delaware Act will be limited, subject to certain possible exceptions, to the amount of capital he is obligated to contribute to the Partnership in respect of his Common Units plus his share of any undistributed profits and assets of the Partnership. If it were determined, however, that the right or exercise of the right by the Limited Partners as a group to remove or replace the General Partners, to approve certain amendments to the Partnership Agreement or to take other action pursuant to the Partnership Agreement constituted "participation in the control" of the Partnership's business for the purposes of the Delaware Act, then a Limited Partner could be held personally liable for the Partnership's obligations under the laws of the State of Delaware to the same extent as the General Partners with respect to persons who transact business with the Partnership reasonably believing, based on the Limited Partner's conduct, that the Limited Partner is a general partner.

    Under the Delaware Act, a limited partnership may not make a distribution to a partner to the extent that at the time of the distribution, after giving effect to the distribution, all liabilities of the partnership, other than liabilities to partners on account of their partnership interests and liabilities for which the recourse of creditors is limited to specific property of the partnership, exceed the fair value of the assets of the limited partnership. For the purpose of determining the fair value of the assets of a limited partnership, the Delaware Act provides that the fair value of property subject to liability for which recourse of creditors is limited shall be included in the assets of the limited partnership only to the extent that the fair value of that property exceeds that nonrecourse liability. The Delaware Act provides that a limited partner who receives such a distribution and knew at the time of the distribution that the distribution was in violation of the Delaware Act shall be liable to the limited partnership for the amount of the distribution for three years from the date of the distribution. Under the Delaware Act, an assignee who becomes a substituted limited partner of a limited partnership is liable for the obligations of his assignor to make contributions to the partnership, except the assignee is not obligated for liabilities unknown to him at the time he became a limited partner and which could not be ascertained from the partnership agreement.

    The Operating Partnership currently conducts business in at least 27 states. Maintenance of limited liability may require compliance with legal requirements in such jurisdictions in which the Operating Partnership conducts business, including qualifying the Operating Partnership to do business there. Limitations on the liability of limited partners for the obligations of a limited partnership have not been clearly established in many jurisdictions. If it were determined that the Partnership was, by virtue of its limited partner interest in the Operating Partnership or otherwise, conducting business in any state without compliance with the applicable limited partnership statute, or that the right or exercise of the right by the Limited Partners as a group to remove or replace the General Partners, to approve certain amendments to the Partnership Agreement, or to take other action pursuant to the Partnership Agreement constituted "participation in the control" of the Partnership's business for the purposes of the statutes of any relevant jurisdiction, then the Limited Partners could be held personally liable for the Partnership's obligations under the law of such jurisdiction to the same extent as the General Partners under certain circumstances. The Partnership will operate in such manner as the Managing General Partner deems reasonable and necessary or appropriate to preserve the limited liability of the Limited Partners.

ISSUANCE OF ADDITIONAL SECURITIES

    The Partnership Agreement authorizes the Partnership to issue an unlimited number of additional limited partner interests and other equity securities of the Partnership for such consideration and on such terms and conditions as are established by the Managing General Partner in its sole discretion without the approval of any limited partners; provided that, during the Subordination Period, except as provided in clauses (i) and (ii) below, the Partnership may not issue equity securities of the Partnership ranking prior or senior to the Common Units or an aggregate of more than 4,270,000 additional Common Units (excluding Common Units issued upon conversion of Subordinated Units, upon conversion of the general partner interests and Incentive Distribution Rights as a result of a withdrawal of a General Partner, and pursuant to the employee benefit plans of the Managing General Partner, the Partnership or other members of the Partnership Group and subject to adjustment in the event of a combination or subdivision of Common Units) or an equivalent number of securities ranking on a parity with the Common Units without the approval of the holders of at least a Unit Majority. During the Subordination Period, the Partnership may also issue an unlimited number of additional Common Units or parity securities without the approval of the Unitholders (i) if such issuance occurs (A) in connection with an Acquisition or a Capital Improvement or (B) within 365 days of, and the net proceeds from such issuance are used to repay debt incurred in connection with, an Acquisition or a Capital Improvement, in each case where such Acquisition or Capital Improvement involves assets that, if acquired by the Partnership as of the date that is one year prior to the first day of the quarter in which such transaction is to be effected, would have resulted in an increase in (1) the amount of Adjusted Operating Surplus generated by the Partnership on a per-Unit basis (for all outstanding Units) with respect to each of the four most recently completed quarters (on a pro forma basis) as compared to (2) the actual amount of Adjusted Operating Surplus generated by the Partnership on a per-Unit basis (for all outstanding Units) (excluding Adjusted Operating Surplus attributable to the Acquisition or Capital Improvement) with respect to each of such four most recently completed quarters (provided that if the issuance of Units with respect to an Acquisition or Capital Improvement occurs within the first four full quarters after the closing of the IPO, then Adjusted Operating Surplus as used in clauses (1) (determined on a pro forma basis) and (2) above will be calculated (A) for each quarter, if any, that commenced after the closing of the IPO for which actual results of operations are available, based on the actual Adjusted Operating Surplus of the Partnership generated with respect to such quarter and (B) for each other quarter, on a pro forma basis not inconsistent with the procedures, as applicable, set forth in "Cash Available for Distribution"; or (ii) if the proceeds from such issuance are used exclusively to repay up to $75.0 million in indebtedness of a member of the Partnership Group, in each case only where the aggregate amount of distributions that would have been paid with respect to such newly issued Units and the related additional distributions that would have been made to the General Partners in respect of the (actual or pro forma) four-quarter period ending prior to the first day of the quarter in which the issuance is to be consummated (assuming such additional Units had been outstanding throughout such period and that distributions equal to the distributions that were actually paid on the outstanding Units during the period were paid on such additional Units) did not exceed the interest costs actually incurred during such period on the indebtedness that is to be repaid (or, if such indebtedness was not outstanding throughout the entire period, would have been incurred had such indebtedness been outstanding for the entire period). In accordance with Delaware law and the provisions of the Partnership Agreement, the Partnership may also issue additional partnership interests that, in the sole discretion of the Managing General Partner, may have special voting rights to which the Common Units are not entitled.

    Upon issuance of additional Partnership Securities, the General Partners will be required to make additional capital contributions to the extent necessary to maintain their 2% general partner interest in the Partnership and the Operating Partnership. Moreover, the Managing General Partner will have the right, which it may from time to time assign in whole or in part to any of its affiliates, to purchase Common Units, Subordinated Units or other equity securities of the Partnership from the Partnership whenever, and on the same terms that, the Partnership issues such securities or rights to persons other than the Managing General Partner and its affiliates, to the extent necessary to maintain the percentage interest of the General Partners and their affiliates in the Partnership (including their interest represented by Subordinated Units) that existed immediately prior to each such issuance. The holders of Common Units do not have preemptive rights to acquire additional Common Units or other partnership interests that may be issued by the Partnership.

AMENDMENT OF PARTNERSHIP AGREEMENT

    Amendments to the Partnership Agreement may be proposed only by or with the consent of the Managing General Partner, which consent may be given or withheld in its sole discretion. In order to adopt a proposed amendment (other than certain amendments discussed below), the Managing General Partner is required to seek written approval of the holders of the number of Units required to approve such amendment or call a meeting of the Limited Partners to consider and vote upon the proposed amendment, except as described below. Proposed amendments (unless otherwise specified) must be approved by holders of a Unit Majority, except that no amendment may be made which would (i) enlarge the obligations of any Limited Partner without its consent, unless approved by at least a majority of the type or class of Units so affected, (ii) enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by the Partnership to the Managing General Partner or any of its affiliates without its consent, which may be given or withheld in its sole discretion, (iii) change the term of the Partnership, (iv) provide that the Partnership is not dissolved upon the expiration of its term or upon an election to dissolve the Partnership by the Managing General Partner that is approved by holders of a Unit Majority or (v) give any person the right to dissolve the Partnership other than the Managing General Partner's right to dissolve the Partnership with the approval of holders of a Unit Majority.

    The Managing General Partner may generally make amendments to the Partnership Agreement without the approval of any Partner or assignee to reflect
(i) a change in the name of the Partnership, the location of the principal place of business of the Partnership, the registered agent or the registered office of the Partnership, (ii) admission, substitution, withdrawal or removal of partners in accordance with the Partnership Agreement, (iii) a change that, in the discretion of the Managing General Partner, is necessary or advisable to qualify or continue the qualification of the Partnership as a limited partnership or a partnership in which the Limited Partners have limited liability under the laws of any state or to ensure that neither the Partnership nor the Operating Partnership will be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes, (iv) an amendment that is necessary, in the opinion of counsel to the Partnership, to prevent the Partnership, or the General Partners or their directors, officers, agents or trustees, from in any manner being subjected to the provisions of the Investment Company Act of 1940, as amended, the Investment Advisors Act of 1940, as amended, or "plan asset" regulations adopted under the Employee Retirement Income Security Act of 1974, as amended, whether or not substantially similar to plan asset regulations currently applied or proposed, (v) subject to the limitations on the issuance of additional Common Units or other limited or general partner interests described above, an amendment that in the discretion of the Managing General Partner is necessary or advisable in connection with the authorization of additional limited or general partner interests, (vi) any amendment expressly permitted in the Partnership Agreement to be made by the Managing General

Partner acting alone, (vii) an amendment effected, necessitated or contemplated by a merger agreement that has been approved pursuant to the terms of the Partnership Agreement, (viii) any amendment that, in the discretion of the Managing General Partner, is necessary or advisable in connection with the formation by the Partnership of, or its investment in, any corporation, partnership or other entity (other than the Operating Partnership) as otherwise permitted by the Partnership Agreement, (ix) a change in the fiscal year and/or taxable year of the Partnership and changes related thereto, and (x) any other amendments substantially similar to any of the foregoing.

    In addition to the Managing General Partner's right to amend the Partnership Agreement as described above, the Managing General Partner may make amendments to the Partnership Agreement without the approval of any Partner or assignee if such amendments, in the discretion of the Managing General Partner, (i) do not adversely affect the Limited Partners in any material respect, (ii) are necessary or advisable to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or judicial authority or contained in any federal or state statute, (iii) are necessary or advisable to facilitate the trading of the Common Units (including the division of any class or classes of outstanding Partnership Securities into different classes to facilitate uniformity of tax consequences within such classes of Partnership Securities) or to comply with any rule, regulation, guideline or requirement of any securities exchange on which the Common Units are or will be listed for trading, compliance with any of which the Managing General Partner deems to be in the best interests of the Partnership and the Limited Partners, (iv) are necessary or advisable in connection with any action taken by the Managing General Partner relating to splits or combinations of Units pursuant to the provisions of the Partnership Agreement or (v) are required to effect the intent expressed in this Prospectus or the intent of the Partnership Agreement or contemplated by the Partnership Agreement.

    The Managing General Partner will not be required to obtain an Opinion of Counsel (as defined below) in the event of the amendments described in the two immediately preceding paragraphs. No other amendments to the Partnership Agreement will become effective without the approval of holders of at least 90% of the Units unless the Partnership obtains an Opinion of Counsel to the effect that such amendment will not affect the limited liability under applicable law of any limited partner in the Partnership or the limited partner of the Operating Partnership.

    Any amendment that would have a material adverse effect on the rights or preferences of any type or class of outstanding Units in relation to other classes of Units will require the approval of at least a majority of the type or class of Units so affected. Any amendment that reduces the voting percentage required to take any action is required to be approved by the affirmative vote of limited partners constituting not less than the voting requirement sought to be reduced.

MERGER, SALE OR OTHER DISPOSITION OF ASSETS

    The Managing General Partner is generally prohibited, without the prior approval of holders of a Unit Majority, from causing the Partnership to, among other things, sell, exchange or otherwise dispose of all or substantially all of its assets in a single transaction or a series of related transactions (including by way of merger, consolidation or other combination) or approving on behalf of the Partnership the sale, exchange or other disposition of all or substantially all of the assets of the Operating Partnership; provided that the Managing General Partner may mortgage, pledge, hypothecate or grant a security interest in all or substantially all of the Partnership's assets without such approval. The Managing General Partner may also sell all or substantially all of the Partnership's assets pursuant to a foreclosure or other realization upon the foregoing encumbrances without such approval. Furthermore, provided that certain conditions are satisfied, the Managing General Partner may merge the Partnership or any member of the Partnership Group into, or convey some or all of the Partnership Group's assets to, a newly formed entity if the sole purpose of such merger or conveyance is to effect a mere change in the legal form of the Partnership into another limited liability entity. The Unitholders are not entitled to dissenters' rights of appraisal under the

Partnership Agreement or applicable Delaware law in the event of a merger or consolidation of the Partnership, a sale of substantially all of the Partnership's assets or any other transaction or event.

TERMINATION AND DISSOLUTION

    The Partnership will continue until December 31, 2086, unless sooner terminated pursuant to the Partnership Agreement. The Partnership will be dissolved upon (i) the election of the Managing General Partner to dissolve the Partnership, if approved by the holders of a Unit Majority, (ii) the sale, exchange or other disposition of all or substantially all of the assets and properties of the Partnership and the Operating Partnership, (iii) the entry of a decree of judicial dissolution of the Partnership or (iv) the withdrawal or removal of the Managing General Partner or any other event that results in its ceasing to be the Managing General Partner (other than by reason of a transfer of its general partner interest in accordance with the Partnership Agreement or withdrawal or removal following approval and admission of a successor). Upon a dissolution pursuant to clause (iv), the holders of a Unit Majority may also elect, within certain time limitations, to reconstitute the Partnership and continue its business on the same terms and conditions set forth in the Partnership Agreement by forming a new limited partnership on terms identical to those set forth in the Partnership Agreement and having as general partner an entity approved by the holders of a Unit Majority subject to receipt by the Partnership of an opinion of counsel to the effect that (x) such action would not result in the loss of limited liability of any Limited Partner and (y) neither the Partnership, the reconstituted limited partnership nor the Operating Partnership would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of such right to continue (hereinafter, an "Opinion of Counsel").

LIQUIDATION AND DISTRIBUTION OF PROCEEDS

    Upon dissolution of the Partnership, unless the Partnership is reconstituted and continued as a new limited partnership, the person authorized to wind up the affairs of the Partnership (the "Liquidator") will, acting with all of the powers of the Managing General Partner that such Liquidator deems necessary or desirable in its good faith judgment in connection therewith, liquidate the Partnership's assets and apply the proceeds of the liquidation as provided in "Cash Distribution Policy--Distributions of Cash Upon Liquidation." Under certain circumstances and subject to certain limitations, the Liquidator may defer liquidation or distribution of the Partnership's assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to the partners.

WITHDRAWAL OR REMOVAL OF THE GENERAL PARTNERS

    The Managing General Partner has agreed not to withdraw voluntarily as a general partner of the Partnership and the Operating Partnership prior to December 31, 2006 (with limited exceptions described below), without obtaining the approval of the holders of a Unit Majority and furnishing an Opinion of Counsel. On or after December 31, 2006, the Managing General Partner may withdraw as the Managing General Partner (without first obtaining approval from any Unitholder) by giving 90 days' written notice, and such withdrawal will not constitute a violation of the Partnership Agreement. Notwithstanding the foregoing, the Managing General Partner may withdraw without Unitholder approval upon 90 days' notice to the Limited Partners if at least 50% of the outstanding Common Units are held or controlled by one person and its affiliates (other than the Managing General Partner and its affiliates). In addition, the Partnership Agreement permits the General Partners (in certain limited instances) to sell or otherwise transfer all of their general partner interests in the Partnership without the approval of the Unitholders. See "--Transfer of General Partners' Interests."

    Upon the withdrawal of the Managing General Partner under any circumstances (other than as a result of a transfer by the Managing General Partner of all or a part of its general partner interests in the Partnership), the holders of a Unit Majority may select a successor to such withdrawing Managing General Partner. If such a successor is not elected, or is elected but an Opinion of Counsel cannot be obtained, the

Partnership will be dissolved, wound up and liquidated, unless within 180 days after such withdrawal the holders of a Unit Majority agree in writing to continue the business of the Partnership and to appoint a successor Managing General Partner. See "--Termination and Dissolution."

    The Managing General Partner may not be removed unless such removal is approved by the vote of the holders of not less than 66 2/3% of the outstanding Units (including Units held by the General Partners and their affiliates) and the Partnership receives an Opinion of Counsel. The ownership of the Subordinated Units by the Managing General Partner and its affiliates effectively gives the Managing General Partner the ability to prevent its removal. Any such removal is also subject to the approval of a successor general partner by the vote of the holders of not less than a Unit Majority. The Partnership Agreement also provides that if the Managing General Partner is removed as general partner of the Partnership under circumstances where Cause does not exist and Units held by the General Partners and their affiliates are not voted in favor of such removal (i) the Subordination Period will end and all outstanding Subordinated Units will immediately convert into Common Units on a one-for-one basis, (ii) any existing Common Unit Arrearages will be extinguished and (iii) the General Partners will have the right to convert their partner interests (and all the Incentive Distribution Rights) into Common Units or to receive cash in exchange for such interests.

    Withdrawal or removal of the Managing General Partner as a general partner of the Partnership also constitutes withdrawal or removal, as the case may be, of the Managing General Partner as a general partner of the Operating Partnership. Any withdrawal or removal of the Managing General Partner will result in the simultaneous withdrawal or removal of the Special General Partner from the Partnership and the Operating Partnership.

    In the event of removal of the General Partners under circumstances where Cause exists or withdrawal of the General Partners where such withdrawal violates the Partnership Agreement, a successor general partner will have the option to purchase the general partner interests and Incentive Distribution Rights of the departing General Partners (the "Departing Partners") in the Partnership and the Operating Partnership for a cash payment equal to the fair market value of such interests. Under all other circumstances where the General Partners withdraw or are removed by the Limited Partners, the Departing Partners will have the option to require the successor general partner to purchase such general partner interest of the Departing Partners and their Incentive Distribution Rights for such amount. In each case, such fair market value will be determined by agreement between the Departing Partners and the successor general partner, or if no agreement is reached, by an independent investment banking firm or other independent expert selected by the Departing Partners and the successor general partner (or if no expert can be agreed upon, by an expert chosen by agreement of the experts selected by each of them). In addition, the Partnership will be required to reimburse the Departing Partners for all amounts due the Departing Partners, including, without limitation, all employee-related liabilities, including severance liabilities, incurred in connection with the termination of any employees employed by the Departing Partners for the benefit of the Partnership.

    If the above-described option is not exercised by either the Departing Partners or the successor general partner, as applicable, the Departing Partners' general partner interests in the Partnership and the Operating Partnership and their Incentive Distribution Rights will be converted into Common Units equal to the fair market value of such interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

TRANSFER OF GENERAL PARTNERS' INTERESTS AND INCENTIVE DISTRIBUTION RIGHTS

    Except for a transfer by a General Partner of all, but not less than all, of its general partner interest in the Partnership and the Operating Partnership to
(a) an affiliate of such General Partner or (b) another person in connection with the merger or consolidation of such General Partner with or into another person or the transfer by such General Partner of all or substantially all of its assets to another person, such General Partner may not transfer all or any part of its general partner interest in the Partnership and the Operating Partnership to another person prior to December 31, 2006, without the approval of the holders of at least a Unit Majority; provided that, in each case, such transferee assumes the rights and duties of such General Partner to whose interest such transferee has succeeded, agrees to be bound by the provisions of the Partnership Agreement, furnishes an Opinion of Counsel and agrees to acquire all (or the appropriate portion thereof, as applicable) of such General Partner's interest in the Operating Partnership and agrees to be bound by the provisions of the Operating Partnership Agreement. The Special General Partner cannot transfer its general partner interest in the Partnership and the Operating Partnership without the approval of the Managing General Partner. The General Partners shall have the right at any time, however, to transfer their Subordinated Units to one or more persons without Unitholder approval. At any time, the stockholders of the General Partners may sell or transfer all or part of their interest in the General Partners to an affiliate or a third party without the approval of the Unitholders. Each General Partner or its affiliates or a subsequent holder may transfer its Incentive Distribution Rights to another person in connection with its merger or consolidation with or into, or sale of all or substantially all of its assets to, such person without the prior approval of the Unitholders. Holders of Incentive Distribution Rights may also transfer such rights to their affiliates without the prior approval of the Unitholders. Prior to December 31, 2006, other transfers of the Incentive Distribution Rights will require the affirmative vote of holders of at least a Unit Majority. On or after December 31, 2006, the Incentive Distribution Rights will be freely transferable.

CHANGE OF MANAGEMENT PROVISIONS

    The Partnership Agreement contains certain provisions that are intended to discourage a person or group from attempting to remove the Managing General Partner as general partner of the Partnership or otherwise change the management of the Partnership. If any person or group other than the Managing General Partner and its affiliates acquires beneficial ownership of 20% or more of any class of Units, such person or group loses voting rights with respect to all of its Units. The Partnership Agreement also provides that if the Managing General Partner is removed as a general partner of the Partnership under circumstances where Cause does not exist and Units held by the General Partners and their affiliates are not voted in favor of such removal, (i) the Subordination Period will end and all outstanding Subordinated Units will immediately convert into Common Units on a one-for-one basis, (ii) any existing Common Unit Arrearages will be extinguished and (iii) the General Partners will have the right to convert their partner interests (and all of their Incentive Distribution Rights) into Common Units or to receive cash in exchange for such interests.

LIMITED CALL RIGHT

    If at any time not more than 20% of the then-issued and outstanding limited partner interests of any class (including Common Units) are held by persons other than the Managing General Partner and its affiliates, the Managing General Partner will have the right, which it may assign in whole or in part to any of its affiliates or to the Partnership, to acquire all, but not less than all, of the remaining limited partner interests of such class held by such unaffiliated persons as of a record date to be selected by the Managing General Partner, on at least 10 but not more than 60 days' notice. The purchase price in the event of such a purchase shall be the greater of (i) the highest price paid by the Managing General Partner or any of its affiliates for any limited partner interests of such class purchased within the 90 days preceding the date on which the Managing General Partner first mails notice of its election to purchase such limited partner interests, and (ii) the Current Market Price as of the date three days prior to the date such notice is mailed. As a consequence of the Managing General Partner's right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased even though he may not desire to sell them, or the price paid may be less than the amount the holder would desire to receive upon the sale of his limited partner interests. The tax consequences to a Unitholder of the exercise of this call right are the same as a sale by such Unitholder of his Common Units in the market. See "Tax Considerations--Disposition of Common Units."

MEETINGS; VOTING

    Except as described below with respect to a Person or group owning 20% or more of all Units, Unitholders or assignees who are record holders of Units on the record date set pursuant to the Partnership Agreement will be entitled to notice of, and to vote at, meetings of limited partners of the Partnership and to act with respect to matters as to which approvals may be solicited. With respect to voting rights attributable to Common Units that are owned by an assignee who is a record holder but who has not yet been admitted as a limited partner, the Managing General Partner shall be deemed to be the limited partner with respect thereto and shall, in exercising the voting rights in respect of such Common Units on any matter, vote such Common Units at the written direction of such record holder. Absent such direction, such Common Units will not be voted (except that, in the case of Common Units held by the Managing General Partner on behalf of Non-citizen Assignees (as defined below), the Managing General Partner shall distribute the votes in respect of such Common Units in the same ratios as the votes of partners in respect of other Units are cast).

    The Managing General Partner does not anticipate that any meeting of Unitholders will be called in the foreseeable future. Any action that is required or permitted to be taken by the Unitholders may be taken either at a meeting of the Unitholders or without a meeting if consents in writing setting forth the action so taken are signed by holders of such number of Units as would be necessary to authorize or take such action at a meeting of all of the Unitholders. Meetings of the Unitholders of the Partnership may be called by the Managing General Partner or by Unitholders owning at least 20% of the outstanding Units of the class for which a meeting is proposed. Unitholders may vote either in person or by proxy at meetings. The holders of a majority of the outstanding Units of the class or classes for which a meeting has been called represented in person or by proxy shall constitute a quorum at a meeting of Unitholders of such class or classes, unless any such action by the Unitholders requires approval by holders of a greater percentage of such Units, in which case the quorum shall be such greater percentage.

    Each record holder of a Unit has a vote according to his percentage interest in the Partnership, although additional limited partner interests having special voting rights could be issued by the Partnership. See "--Issuance of Additional Securities." However, if at any time any person or group (other than the Managing General Partner and its affiliates) acquires, in the aggregate, beneficial ownership of 20% or more of any class of Units then outstanding, such person or group will lose voting rights with respect to all of its Units and such Units may not be voted on any matter and will not be considered to be outstanding when sending notices of a meeting of Unitholders, calculating required votes, determining the presence of a quorum or for other similar Partnership purposes. The Partnership Agreement provides that Common Units held in nominee or street name account will be voted by the broker (or other nominee) pursuant to the instruction of the beneficial owner unless the arrangement between the beneficial owner and his nominee provides otherwise. Except as otherwise provided in the Partnership Agreement, Subordinated Units will vote together with Common Units as a single class.

    Any notice, demand, request, report or proxy material required or permitted to be given or made to record holders of Common Units (whether or not such record holder has been admitted as a limited partner) under the terms of the Partnership Agreement will be delivered to the record holder by the Partnership or by the Transfer Agent at the request of the Partnership.

STATUS AS LIMITED PARTNER OR ASSIGNEE

    Except as described above under "--Limited Liability," the Common Units will be fully paid, and Unitholders will not be required to make additional contributions to the Partnership.

    An assignee of a Common Unit, subsequent to executing and delivering a Transfer Application, but pending its admission as a substituted Limited Partner in the Partnership, is entitled to an interest in the Partnership equivalent to that of a Limited Partner with respect to the right to share in allocations and distributions from the Partnership, including liquidating distributions. The Managing General Partner will vote and exercise other powers attributable to Common Units owned by an assignee who has not become a substitute Limited Partner at the written direction of such assignee. See "--Meetings; Voting." Transferees who do not execute and deliver a Transfer Application will be treated neither as assignees nor as record holders of Common Units, and will not receive cash distributions, federal income tax allocations or reports furnished to record holders of Common Units. See "Description of the Common Units--Transfer of Common Units."

NON-CITIZEN ASSIGNEES; REDEMPTION

    If the Partnership is or becomes subject to federal, state or local laws or regulations that, in the reasonable determination of the Managing General Partner, create a substantial risk of cancellation or forfeiture of any property in which the Partnership has an interest because of the nationality, citizenship or other related status of any Limited Partner or assignee, the Partnership may redeem the Units held by such Limited Partner or assignee at their Current Market Price (as defined in the Glossary). In order to avoid any such cancellation or forfeiture, the Managing General Partner may require each Limited Partner or assignee to furnish information about his nationality, citizenship or related status. If a Limited Partner or assignee fails to furnish information about such nationality, citizenship or other related status within 30 days after a request for such information or the Managing General Partner determines after receipt of such information that the Limited Partner or assignee is not an eligible citizen, such Limited Partner or assignee may be treated as a non-citizen assignee ("Non-citizen Assignee"). In addition to other limitations on the rights of an assignee who is not a substituted Limited Partner, a Non-citizen Assignee does not have the right to direct the voting of his Units and may not receive distributions in kind upon liquidation of the Partnership.

INDEMNIFICATION

    The Partnership Agreement provides that the Partnership will indemnify the General Partners, any Departing Partner, any Person who is or was an affiliate of a General Partner or any Departing Partner, any Person who is or was a member, partner, officer, director, employee, agent or trustee of a General Partner or any Departing Partner or any affiliate of a General Partner or any Departing Partner, or any Person who is or was serving at the request of a General Partner or any Departing Partner or any affiliate of any such person, any affiliate of a General Partner or any Departing Partner as an officer, director, employee, member, partner, agent, fiduciary or trustee of another Person ("Indemnitees"), to the fullest extent permitted by law, from and against any and all losses, claims, damages, liabilities (joint or several), expenses (including, without limitation, legal fees and expenses), judgments, fines, penalties, interest, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, whether civil, criminal, administrative or investigative, in which any Indemnitee may be involved, or is threatened to be involved, as a party or otherwise, by reason of its status as an Indemnitee; provided that in each case the Indemnitee acted in good faith and in a manner that such Indemnitee reasonably believed to be in or not opposed to the best interests of the Partnership and, with respect to any criminal proceeding, had no reasonable cause to believe its conduct was unlawful. Any indemnification under these provisions will be only out of the assets of the Partnership, and the General Partners shall not be personally liable for, or have any obligation to contribute or loan funds or assets to the Partnership to enable it to effectuate, such indemnification. The Partnership is authorized to purchase (or to reimburse the General Partners or their affiliates for the cost of) insurance against liabilities asserted against and expenses incurred by such persons in connection with the Partnership's activities, regardless of whether the Partnership would have the power to indemnify such person against such liabilities under the provisions described above.

BOOKS AND REPORTS

    The Managing General Partner is required to keep appropriate books of the business of the Partnership at the principal offices of the Partnership. The books will be maintained for both tax and financial reporting purposes on an accrual basis. For tax purposes, the fiscal year of the Partnership is the calendar year. For financial reporting purposes, however, the fiscal year of the Partnership is a fiscal year ending on June 30.

    As soon as practicable, but in no event later than 120 days after the close of each fiscal year, the Managing General Partner will furnish or make available to each record holder of Units (as of a record date selected by the Managing General Partner) an annual report containing audited financial statements of the Partnership for the past fiscal year, prepared in accordance with generally accepted accounting principles. As soon as practicable, but in no event later than 90 days after the close of each quarter (except the last quarter of each fiscal year), the Managing General Partner will furnish or make available to each record holder of Units (as of a record date selected by the Managing General Partner) a report containing unaudited financial statements of the Partnership with respect to such quarter and such other information as may be required by law.

    The Partnership will furnish each record holder of a Unit information reasonably required for tax reporting purposes within 90 days after the close of each calendar year. Such information is expected to be furnished in summary form so that certain complex calculations normally required of partners can be avoided. The Partnership's ability to furnish such summary information to Unitholders will depend on the cooperation of such Unitholders in supplying certain information to the Partnership. Every Unitholder (without regard to whether he supplies such information to the Partnership) will receive information to assist him in determining his federal and state tax liability and filing his federal and state income tax returns.

RIGHT TO INSPECT PARTNERSHIP BOOKS AND RECORDS

    The Partnership Agreement provides that a Limited Partner can for a purpose reasonably related to such Limited Partner's interest as a limited partner, upon reasonable demand and at his own expense, have furnished to him (i) a current list of the name and last known address of each partner, (ii) a copy of the Partnership's tax returns, (iii) information as to the amount of cash, and a description and statement of the agreed value of any other property or services, contributed or to be contributed by each partner and the date on which each became a partner, (iv) copies of the Partnership Agreement, the certificate of limited partnership of the Partnership, amendments thereto and powers of attorney pursuant to which the same have been executed, (v) information regarding the status of the Partnership's business and financial condition, and
(vi) such other information regarding the affairs of the Partnership as is just and reasonable. The Partnership may, and intends to, keep confidential from the Limited Partners trade secrets or other information the disclosure of which the Partnership believes in good faith is not in the best interests of the Partnership or which the Partnership is required by law or by agreements with third parties to keep confidential.

REGISTRATION RIGHTS

    Pursuant to the terms of the Partnership Agreement and subject to certain limitations described therein, the Partnership has agreed to register for resale under the Securities Act and applicable state securities laws any Common Units or other securities of the Partnership (including Subordinated Units) proposed to be sold by the General Partners or any of their affiliates if an exemption from such registration requirements is not otherwise available for such proposed transaction. The Partnership is obligated to pay all expenses incidental to such registration, excluding underwriting discounts and commissions. See "Units Eligible for Future Sale."

                         UNITS ELIGIBLE FOR FUTURE SALE

    The General Partners hold an aggregate of 6,597,619 Subordinated Units (all of which will convert into Common Units at the end of the Subordination Period and some of which may convert earlier). See "Cash Distribution Policy--Distributions from Operating Surplus during Subordination Period." The sale of these Units could have an adverse impact on the price of the Common Units or on any trading market that may develop. For a discussion of the transactions whereby the General Partners acquired the Subordinated Units in connection with the organization of the Partnership, see "The IPO and Related Transactions."

    The Common Units offered hereby will generally be freely transferable without restriction or further registration under the Securities Act, other than by an "affiliate" (as that term is defined in the under the Securities Act) of the Partnership. The Common Units issuable to the General Partners upon conversion of the Subordinated Units ("Restricted Units") may not be sold unless registered under the Securities Act or sold in accordance with an exemption therefrom, such as Rule 144. In general, under Rule 144 as currently in effect, a person (and persons whose Common Units are aggregated with those of such person) who has owned Restricted Units beneficially for at least one year, including an affiliate for purposes of Rule 144, would be entitled to sell within any three-month period a number of Common Units that does not exceed the greater of (i) one percent of the then outstanding Common Units or (ii) the average weekly trading volume of the Common Units during the four calendar weeks preceding the date on which notice of the sale is filed with the Commission. Sales under Rule 144 are subject to certain manner of sale provisions, notice requirements and the availability of current public information about the Partnership.

    Prior to the end of the Subordination Period, the Partnership may not issue equity securities of the Partnership ranking prior or senior to the Common Units or an aggregate of more than 4,270,000 additional Common Units (excluding Common Units issued upon conversion of Subordinated Units, pursuant to the employee benefit plans of the Managing General Partner, the Partnership or other members of the Partnership Group, or in connection with certain acquisitions or capital improvements or the repayment of certain indebtedness and subject to adjustment in the event of a combination or subdivision of the Common Units), or an equivalent amount of securities ranking on a parity with the Common Units, without the approval of the holders of at least a Unit Majority. The Partnership Agreement provides that, after the Subordination Period, the Partnership may issue an unlimited number of limited partner interests of any type without a vote of the Unitholders. The Partnership Agreement does not impose any restriction on the Partnership's ability to issue equity securities ranking junior to the Common Units at any time. Any issuance of additional Common Units or certain other equity securities would result in a corresponding decrease in the proportionate ownership interest in the Partnership represented by, and could adversely affect the cash distributions to and market price of, Common Units then outstanding. See "The Partnership Agreement--Issuance of Additional Securities."

    Authorized but unissued Common Units with an aggregate value of $12.5 million (valued at the initial offering price in the IPO) are available for issuance to executives, officers and directors of the Managing General Partner pursuant to the Restricted Unit Plan. Common Units will be issued upon vesting in accordance with the terms and conditions of the Restricted Unit Plan. Common Units with an aggregate value of $9.8 million have been allocated and the remaining Common Units available under the Restricted Unit Plan may be allocated or issued in the future to such participants, and subject to such terms and conditions, as the Board of Directors of the Managing General Partner, or a committee thereof, shall determine. See "Management--Executive Compensation--Restricted Unit Plan."

    Pursuant to the Partnership Agreement, the General Partners and their affiliates will have the right, upon the terms and subject to the conditions therein, to cause the Partnership to register under the Securities Act and state laws the offer and sale of any Units or other Partnership Securities that they hold. Subject to the terms and conditions of the Partnership Agreement, such registration rights allow the General Partners and their affiliates or their assignees holding any Units to require registration of any such

Units and to include any such Units in a registration by the Partnership of other Units, including Units offered by the Partnership or by any Unitholder. Such registration rights will continue in effect for two years following any withdrawal or removal of the Managing General Partner as a general partner of the Partnership. In connection with any such registration, the Partnership will indemnify each Unitholder participating in such registration and its officers, directors and controlling persons from and against any liabilities under the Securities Act or any state securities laws arising from the registration statement or prospectus. The Partnership will bear all costs and expenses of any such registration. In addition, the General Partners and their affiliates may sell their Units in private transactions at any time, subject to compliance with applicable laws.

                              PLAN OF DISTRIBUTION

    The Common Units may be offered through one or more broker-dealers, through underwriters, or directly to investors, at a fixed price or prices, which may be changed from time to time, at market prices prevailing at the time of such sale, at prices related to such market prices or at negotiated prices, and in connection therewith distributors' or sellers' commissions may be paid or allowed, which will not exceed those customary in the types of transactions involved. Broker-dealers may act as agents for the Partnership, or may purchase Common Units from the Partnership as principal and thereafter resell such Common Units from time to time in or through one or more transactions (which may involve crosses and block transactions) or distributions on the NYSE, in the over-the-counter market, in private transactions or in some combination of the foregoing.

    Any such broker-dealer or underwriter may receive compensation in the form of underwriting discounts or commissions and may receive commissions from purchasers of the Common Units for whom they may act as agents. If any such broker-dealer purchases the Common Units as principal, it may effect resales of the Common Units from time to time to or through other broker-dealers, and such other broker-dealers may receive compensation in the form of concessions or commissions from the purchasers of Common Units for whom they may act as agents.

    To the extent required, the names of the specific managing underwriter or underwriters, if any, as well as certain other information, will be set forth in a Prospectus Supplement. In such event, the discounts and commissions to be allowed or paid to the underwriters, if any, and the discounts and commissions to be allowed or paid to dealers or agents, if any, will be set forth in, or may be calculated from, the Prospectus Supplement.

    Agents, dealers and underwriters may be entitled under agreements, entered into with the Partnership, to indemnification by the Partnership against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which such agents, dealers or underwriters may be required to make in respect thereof. Agents, dealers and underwriters may be customers of, engage in transactions with or perform services for the Partnership or its affiliates in the ordinary course of business.

                               TAX CONSIDERATIONS

    The following section describes the material United States tax considerations that may be relevant to prospective Unitholders. The statements of law or legal conclusion set forth in this section constitute the opinion of Schiff Hardin & Waite, counsel to the General Partners and the Partnership ("Counsel"). This section is based upon current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), existing and proposed regulations thereunder and current administrative rulings and court decisions, including modifications made by the Taxpayer Relief Act of 1997 (the "Act"), all of which are subject to change at any time. Such changes, which may be applied retroactively, may cause the tax consequences to vary substantially from the consequences described below. Unless the context otherwise requires, references in this section to the Partnership are references to both the Partnership and the Operating Partnership.

    This section only addresses the tax consequences to Unitholders who are individual citizens or residents of the United States and has only limited application to corporations, estates, trusts, non-resident aliens or other Unitholders subject to specialized tax treatment (such as tax-exempt institutions, foreign persons, individual retirement accounts, REITs or mutual funds). This section does not address all tax consequences that may be applicable to a Unitholder. Accordingly, each prospective Unitholder should consult, and should depend on, his own tax advisor in analyzing the federal, state, local and foreign tax consequences peculiar to him of the ownership or disposition of Common Units.

    For the reasons hereinafter described, Counsel has not rendered an opinion with respect to the following specific federal income tax issues: (i) the treatment of a Unitholder whose Common Units are loaned to a short seller to cover a short sale of Common Units (see "--Tax Treatment of Operations-- Treatment of Short Sales"), (ii) whether a Unitholder acquiring Common Units in separate transactions must maintain a single aggregate adjusted tax basis in his Common Units (see "--Disposition of Common Units--Recognition of Gain or Loss"),
(iii) whether the Partnership's monthly convention for allocating taxable income and losses is permitted by existing Treasury Regulations (see "--Disposition of Common Units--Allocations Between Transferors and Transferees"), (iv) whether the Partnership's convention for allocating recapture income and allocating all items of income, gain, loss, deduction and credit for the period ending December 31, 1996 to the General Partners will be recognized for federal income tax purposes (see "--Allocation of Partnership Income, Gain, Loss and Deduction"), and (v) whether the Partnership's method for depreciating Section 743 adjustments will be recognized for federal income tax purposes (see "--Tax Treatment of Operations--Section 754 Election").

    An opinion of counsel represents only that counsel's best legal judgment and does not bind the Internal Revenue Service (the "IRS") or the courts. No ruling has been or will be requested from the IRS with respect to classification of the Partnership as a partnership for federal income tax purposes, whether the Partnership's propane operations generate "qualifying income" under Section 7704 of the Code or any other matter affecting the Partnership or prospective Unitholders. Thus, no assurance can be provided that the opinions set forth herein would be sustained by a court if contested by the IRS. Any such contest with the IRS may materially and adversely impact the market for the Common Units and the prices at which Common Units trade. In addition, the costs of any contest with the IRS will be borne directly or indirectly by the Unitholders and the General Partners.

CLASSIFICATION OF THE PARTNERSHIP

    Based on the representations and subject to the qualifications set forth in the detailed discussion that follows, for federal income tax purposes (i) the Partnership and the Operating Partnership will each be treated as a partnership, and (ii) owners of Common Units (with certain exceptions, as described in "--Limited Partner Status" below) will be treated as partners of the Partnership (but not the Operating Partnership).

TAX RATES

    The top marginal income tax rate for individuals is 36% subject to a 10% surtax on individuals with taxable income in excess of $271,050 per year. The surtax is computed by applying a 39.6% rate to taxable income in excess of the threshold. Long-term capital gains recognized after July 28, 1997 on marketable securities such as Common Units will be taxed at a maximum rate of 20% for individuals if the individual's holding period is more than 18 months and a maximum rate of 28% if the holding period is more than one year, but not more than 18 months.

CONSEQUENCES OF EXCHANGING PROPERTY FOR COMMON UNITS

    RECOGNITION OF GAIN OR LOSS

    In general, no gain or loss will be recognized for federal income tax purposes by the Partnership or by a person (including any individual, partnership, S corporation or corporation taxed under Subchapter C of the Code) contributing property (including stock) to the Partnership in exchange for Common Units. If the Partnership assumes liabilities or takes assets subject to liabilities in connection with a contribution of assets in exchange for Common Units, however, the application of either one or both of two federal income tax rules may result in the recognition of taxable gain by the contributing person.

    The first of these rules is the "disguised sale rule." Under the disguised sale rule, if the Partnership assumes or takes property subject to a liability of the contributing person other than a "qualified liability," the Partnership is treated as transferring taxable consideration to the contributing person to the extent that the amount of the liability exceeds the contributing person's share of that liability immediately after the Partnership assumes or takes subject to the liability. For this purpose, a qualified liability includes: (a) a liability that was incurred by the partner more than two years prior to the earlier of the date the partner agrees in writing to transfer the property or the date the partner transfers the property to the Partnership and that has encumbered the transferred property throughout that two-year period; (b) a liability that was not incurred in anticipation of the transfer of the property to the Partnership, but that was incurred by the partner within the two-year period prior to the earlier of the date the partner agrees in writing to transfer the property or the date the partner transfers the property to the Partnership and that has encumbered the transferred property since it was incurred; (c) a liability that is allocable under the rules of Treasury Regulation Section 1.163-8T to capital expenditures with respect to the property; or (d) a liability that was incurred in the ordinary course of the trade or business in which property transferred to the Partnership was used or held but only if all the assets related to that trade or business are transferred other than assets that are not material to a continuation of the trade or business. Assuming that any such liabilities are nonrecourse in nature (no partner of the Partnership has any liability for failure to pay), a contributing person's "share" of the liabilities will generally equal his Percentage Interest in the Partnership multiplied by the amount of such liabilities.

    If the disguised sale rule applies to a contribution of assets in exchange for Common Units, the person contributing assets will recognize taxable gain in an amount equal to the amount of taxable consideration determined as described above, minus a proportionate share of the tax basis in the contributed assets.

    The second rule under which a person contributing assets in exchange for Common Units could recognize taxable gain is the "distribution in excess of basis rule." Under this rule, a person contributing assets to the Partnership will recognize gain if, and to the extent that, the difference between the amount of such liabilities and the contributing person's share of those liabilities (determined under the principles of Section 752 of the Code) immediately following the transfer of assets to the Partnership exceeds the tax basis of the assets contributed.

    Any such gain may be taxed as ordinary income or capital gains. See "Disposition of Common Units" below.

    ALLOCATIONS OF INCOME, DEPRECIATION AND AMORTIZATION

        As required by Section 704(c) of the Code, certain items of Partnership income, deduction, gain and loss will be specially allocated to account for the difference between the tax basis and fair market value of property contributed to the Partnership in exchange for Common Units ("Contributed Property") (any excess of the fair market value over the tax basis of Contributed Property is referred to herein as "built-in gain"; any excess of the tax basis over fair market value is referred to as "built-in loss"). These allocations are designed to insure that a person contributing property to the Partnership will recognize the federal income tax consequences associated with any built-in gain or built-in loss. In general, a partner contributing assets with a built-in gain will not recognize taxable gain upon the contribution of those assets in exchange for Common Units. See "Recognition of Gain or Loss" above. However, such built-in gain will be recognized over the period of time during which the Partnership claims depreciation or amortization deductions with respect to the Contributed Property, or when the Contributed Property is disposed of by the Partnership.

    BASIS OF COMMON UNITS

    A person who contributes property (including stock) to the Partnership in exchange for Common Units will generally have an initial tax basis for his Common Units equal to the tax basis of the property contributed to the Partnership in exchange for Common Units plus any gain recognized on the contribution. The tax basis for a Common Unit will be increased by the Unitholder's share of Partnership income and his share of increases in Partnership debt. The basis for a Common Unit will be decreased (but not below zero) by distributions from the Partnership (including deemed distributions resulting from the assumption of indebtedness by the Partnership), by the Unitholder's share of Partnership losses, by his share of decreases in Partnership debt and by the Unitholder's share of expenditures of the Partnership that are not deductible in computing its taxable income and are not required to be capitalized.

OWNERSHIP OF UNITS BY S CORPORATIONS

    Section 1362(b) of the Code provides that certain small business corporations may elect to be treated as an "S corporation." In order to elect S corporation status, a corporation must not: (a) have more than 75 shareholders (a husband and wife are treated as one shareholder); (b) have as a shareholder a person (other than an estate and other than certain trusts) who is not an individual; (c) have a nonresident alien as a shareholder; and (d) have more than one class of stock. All of the shareholders of a corporation must elect for the corporation to be treated as an S corporation. The election is made by filing Form 2553, which must be filed on or before the 15th day of the third month of a taxable year in order for the election to be effective for that taxable year. (A corporation that has not elected S corporation status is referred to as a "C corporation").

    In general, an S corporation is not subject to tax on its income. Instead, each shareholder takes into account his pro rata share of the corporation's items of income (including tax-exempt income), loss, deduction or credit. The character of any item included in a shareholder's pro rata share is determined as if such item were realized or incurred directly by the shareholder. Thus, an S corporation that exchanges its assets for Common Units will not generally pay tax on its distributive share of partnership income. Instead, such income will be taxed as if the Common Units were held directly by the shareholders of the S corporation.

    Distributions made by an S corporation are generally nontaxable to the extent they are made out of the corporation's "accumulated adjustments account," which represents the undistributed income of the corporation accumulated subsequent to the effective date of its S election. Distributions in excess of the accumulated adjustments account are treated as taxable dividends to the extent that the corporation has "subchapter C earnings and profits," which includes any earnings and profits accumulated by a corporation prior to the date an S corporation election is effective, reduced by any distributions that are treated as having been made out of subchapter C earnings and profits. Distributions in excess of the accumulated adjustments account and subchapter earnings a profits are treated as a return of capital to the extent of a shareholder's basis in his stock, and are treated as gain from the sale or exchange of property to the extent in excess of such basis.

    A corporation that operates as a C corporation and subsequently makes an election to be treated as an S corporation may be subject to tax on the excess of the aggregate fair market value of its assets over the aggregate adjusted tax basis of its assets as of the first day it is treated as an S corporation (any such excess is referred to as "net unrealized built-in gain"). This tax is not immediately imposed at the time of conversion to S corporation status. Instead, if a C corporation converts to S corporation status, it will be subject to tax on its net unrealized built-in gain if and to the extent that is has a net recognized built-in gain at any time during the next ten years. If an S corporation is subject to tax on built-in gain, the gain is recognized and taxed to the corporation at the highest corporate tax rate, and is then passed through (after reduction for corporate taxes paid) and taxed to the shareholder. A corporation's net recognized built-in gain for any tax year is the lesser of the net amount of the corporation's recognized built-in gains and recognized built-in losses for the tax year or what the corporation's taxable income would have been for the year had it been a C corporation.

    Recognized built-in gain is defined as any gain recognized during the recognition period (the 10 year period beginning with the first day as an S corporation) on the disposition of any asset except to the extent that the corporation can establish that the asset was not held by the corporation on its first day as an S corporation or that the gain recognized exceeds the excess of the fair market value of the asset as of the first day the corporation was an S corporation over the adjusted basis of the asset on that date. Similarly, the term recognized built-in loss means any loss recognized during the recognition period on the disposition of any asset to the extent that the S corporation establishes that the asset was held at the beginning of its first day as an S corporation and that the loss does not exceed the excess of the adjusted basis of the asset as of the corporation's first day as an S corporation over the fair market value of the asset as of that date.

    For example, assume that a corporation elects to be treated as an S corporation on January 1, 1994, and that it has a net unrealized built-in gain of $500,000. On January 1, 1994, it has a piece of equipment with a fair market value of $1 million and a tax basis of $800,000. If the company sold this asset in 1996 and had a tax gain of $300,000, the recognized built-in gain would be $200,000. Assuming the company had no other recognized built-in gains or recognized built-in losses for that tax year and that its taxable income had it been a C corporation would have been greater than $200,000, a corporate tax would be assessed on gain of $200,000.

    Under the rules relating to taxation of an S corporation's built-in gains, if an S corporation owns a partnership interest on the first day of its first taxable year as an S corporation, or transfers property which it held on the first day of its first taxable year as an S corporation to a partnership during the recognition period, a disposition of the partnership interest during the recognition period may result in recognized built-in gain, taxable as described above. Thus, an S corporation receiving Common Units in exchange for its assets could be taxable on a sale or other disposition of those Common Units within the recognition period. In addition, sales or other dispositions of assets (including inventory), by the Partnership, which were contributed by an S corporation in exchange for Common Units could result in the recognition of taxable built-in gain by the S corporation.

    A C corporation electing S corporation status will be immediately taxable to the extent of any "LIFO recapture amount." LIFO recapture amount is defined as the amount by which inventory of the C corporation maintained on a LIFO basis has a tax basis which is less than the tax basis the inventory would have had the corporation maintained its inventory using the FIFO method.

    Prospective Unitholders should also note that additional proposals have been made which would alter the rules described above, generally requiring the immediate recognition of corporate and shareholder level taxable gain upon the conversion of a large C corporation to S corporation status.

PARTNERSHIP STATUS

    A partnership is not a taxable entity and incurs no federal income tax liability. Instead, each partner is required to take into account his allocable share of items of income, gain, loss and deduction of the partnership in computing his federal income tax liability, regardless of whether cash distributions are made. Distributions by a partnership to a partner are generally not taxable unless the amount of any cash distributed is in excess of the partner's adjusted basis in his partnership interest.

    No ruling has been or will be sought from the IRS as to the status of the Partnership or the Operating Partnership as a partnership for federal income tax purposes. Instead the Partnership has relied on the opinion of Counsel that, based upon the Code, the regulations thereunder, published revenue rulings and court decisions, the Partnership and the Operating Partnership will each be classified as a partnership for federal income tax purposes.

    In rendering its opinion, Counsel has relied on certain factual representations made by the Partnership and the General Partners. Such factual matters are as follows:

    (a) With respect to the Partnership and the Operating Partnership, the General Partners, at all times while acting as general partners of the Partnership and the Operating Partnership (since the IPO), have had and will have combined net worth, computed on a fair market value basis, excluding their interests in the Partnership and in the Operating Partnership and any notes or receivables due from the Partnership or the Operating Partnership, of not less than $15 million;

    (b) The Partnership has been and will be operated in accordance with (i) all applicable partnership statutes, (ii) the Partnership Agreement, and
       (iii) the description thereof in this Prospectus;

    (c) The Operating Partnership has been and will be operated in accordance with (i) all applicable partnership statutes, (ii) the limited partnership agreement for the Operating Partnership, and (iii) the description thereof in this Prospectus;

    (d) The General Partners have and will, at all times, act independently of the limited partners (other than the limited partner interest held by the General Partners);

    (e) For each taxable year of the Partnership's existence, less than 10% of the gross income of the Partnership has been and will be derived from sources other than (i) the exploration, development, production, processing, refining, transportation or marketing of any mineral or natural resource, including oil, gas or products thereof, or (ii) other items of "qualifying income" within the meaning of Section 7704(d) of the Code; and

    (f) None of the Partnership, the Operating Partnership, or any subsidiary partnership will elect to be treated as an association or corporation.

    Counsel's opinion as to the partnership classification of the Partnership in the event of a change in one of the general partners is based upon the assumption that the new general partner will satisfy the foregoing representations.

    Section 7704 of the Code provides that publicly-traded partnerships will, as a general rule, be taxed as corporations. However, an exception (the "Qualifying Income Exception") exists with respect to publicly-traded partnerships of which 90% or more of the gross income for every taxable year consists of "qualifying income." Qualifying income includes interest (from other than a financial business), dividends and income and gains from the transportation and marketing of crude oil, natural gas, and products thereof, including the retail and wholesale marketing of propane and the transportation of propane and natural gas liquids. Based upon the representations of the Partnership and the General Partners and a review of the applicable legal authorities, Counsel is of the opinion that at least 90% of the Partnership's gross income will constitute qualifying income. The Partnership estimates that less than 7% of its gross income for each taxable year will not constitute qualifying income.

    If the Partnership fails to meet the Qualifying Income Exception (other than a failure which is determined by the IRS to be inadvertent and which is cured within a reasonable time after discovery), the Partnership will be treated as if it had transferred all of its assets (subject to liabilities) to a newly formed corporation (on the first day of the year in which it fails to meet the Qualifying Income Exception) in return for stock in that corporation, and then distributed that stock to the partners in liquidation of their interests in the Partnership. This contribution and liquidation should be tax-free to Unitholders and the Partnership, so long as the Partnership, at that time, does not have liabilities in excess of the tax basis of its assets. Thereafter, the Partnership would be treated as a corporation for federal income tax purposes.

    If the Partnership or the Operating Partnership were treated as an association taxable as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception or otherwise, its items of income, gain, loss and deduction would be reflected only on its tax return rather than being passed through to the Unitholders, and its net income would be taxed to the Partnership or the Operating Partnership at corporate rates. In addition, any distribution made to a Unitholder would be treated as either taxable dividend income (to the extent of the Partnership's current or accumulated earnings and profits) or (in the absence of earnings and profits) a nontaxable return of capital (to the extent of the Unitholder's tax basis in his Common Units) or taxable capital gain (after the Unitholder's tax basis in the Common Units is reduced to zero). Accordingly, treatment of either the Partnership or the Operating Partnership as an association taxable as a corporation would result in a material reduction in a Unitholder's cash flow and after-tax return and thus would likely result in a substantial reduction of the value of the Units.

    The discussion below is based on the assumption that the Partnership will be classified as a partnership for federal income tax purposes.

LIMITED PARTNER STATUS

    Unitholders who have become limited partners of the Partnership will be treated as partners of the Partnership for federal income tax purposes. Moreover, the IRS has ruled that assignees of partnership interests who have not been admitted to a partnership as partners, but who have the capacity to exercise substantial dominion and control over the assigned partnership interests, will be treated as partners for federal income tax purposes. On the basis of this ruling, except as otherwise described herein, Counsel is of the opinion that (a) assignees who have executed and delivered Transfer Applications, and are awaiting admission as limited partners and (b) Unitholders whose Common Units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of their Common Units will be treated as partners of the Partnership for federal income tax purposes. As this ruling does not extend, on its facts, to assignees of Common Units who are entitled to execute and deliver Transfer Applications, but who fail to do so, Counsel's opinion does not extend to them. Income, gain, deductions or losses would not appear to be reportable by a Unitholder who is not a partner for federal income tax purposes, and any cash distributions received by such a Unitholder would therefore be fully taxable as ordinary income. These holders should consult their own tax advisors with respect to their status as partners in the Partnership for federal income tax purposes. A purchaser or other transferee of Common Units who does not execute and deliver a Transfer Application may not receive certain federal income tax information or reports furnished to record holders of Common Units unless the

Common Units are held in a nominee or street name account and the nominee or broker has executed and delivered a Transfer Application with respect to such Common Units.

    A beneficial owner of Common Units whose Common Units have been transferred to a short seller to complete a short sale would appear to lose his status as a partner with respect to such Common Units for federal income tax purposes. See "--Tax Treatment of Operations--Treatment of Short Sales."

TAX CONSEQUENCES OF UNIT OWNERSHIP

    FLOW-THROUGH OF TAXABLE INCOME

    No federal income tax will be paid by the Partnership. Instead, each Unitholder will be required to report on his income tax return his allocable share of the income, gains, losses and deductions of the Partnership without regard to whether any cash distributions are received by such Unitholder. Consequently, a Unitholder may be allocated income from the Partnership even if he has not received a cash distribution. Each Unitholder will be required to include in income his allocable share of Partnership income, gain, loss and deduction for the taxable year of the Partnership ending with or within the taxable year of the Unitholder.

    TREATMENT OF PARTNERSHIP DISTRIBUTIONS

    Distributions by the Partnership to a Unitholder generally will not be taxable to the Unitholder for federal income tax purposes to the extent of his tax basis in his Common Units immediately before the distribution. Cash distributions in excess of a Unitholder's tax basis generally will be considered to be gain from the sale or exchange of the Common Units, taxable in accordance with the rules described under "--Disposition of Common Units" below. Any reduction in a Unitholder's share of the Partnership's liabilities for which no partner, including the General Partners, bears the economic risk of loss ("nonrecourse liabilities") will be treated as a distribution of cash to that Unitholder. To the extent that Partnership distributions cause a Unitholder's "at risk" amount to be less than zero at the end of any taxable year, he must recapture any losses deducted in previous years. See "--Limitations on Deductibility of Partnership Losses."

    A decrease in a Unitholder's percentage interest in the Partnership because of the issuance by the Partnership of additional Common Units will decrease such Unitholder's share of nonrecourse liabilities of the Partnership, and thus will result in a corresponding deemed distribution of cash. A non-pro rata distribution of money or property may result in ordinary income to a Unitholder, regardless of his tax basis in his Common Units, if such distribution reduces the Unitholder's share of the Partnership's "unrealized receivables" (including depreciation recapture) and/or substantially appreciated "inventory items" (both as defined in Section 751 of the Code) (collectively, "Section 751 Assets"). To that extent, the Unitholder will be treated as having been distributed his proportionate share of the Section 751 Assets and having exchanged such assets with the Partnership in return for the non-pro rata portion of the actual distribution made to him. This latter deemed exchange will generally result in the Unitholder's realization of ordinary income under Section 751(b) of the Code. Such income will equal the excess of (1) the non-pro rata portion of such distribution over (2) the Unitholder's tax basis for the share of such Section 751 Assets deemed relinquished in the exchange.

    LIMITATIONS ON DEDUCTIBILITY OF PARTNERSHIP LOSSES

    The deduction by a Unitholder of his share of Partnership losses will be limited to the tax basis in his Units and, in the case of an individual Unitholder or a corporate Unitholder (if more than 50% of the value of its stock is owned directly or indirectly by five or fewer individuals or certain tax-exempt organizations), to the amount for which the Unitholder is considered to be "at risk" with respect to the Partnership's activities, if that is less than the Unitholder's tax basis. A Unitholder must recapture losses deducted in previous years to the extent that Partnership distributions cause the Unitholder's at risk amount to be less than zero at the end of any taxable year. Losses disallowed to a Unitholder or recaptured as a result of these limitations will carry forward and will be allowable to the extent that the Unitholder's tax basis or at risk amount (whichever is the limiting factor) is subsequently increased. Upon the taxable disposition of a Unit, any gain recognized by a Unitholder can be offset by losses that were previously suspended by the at risk limitation but may not be offset by losses suspended by the basis limitation. Any excess loss (above such gain) previously suspended by the at risk or basis limitations is no longer utilizable.

    In general, a Unitholder will be at risk to the extent of the tax basis of his Units, excluding any portion of that basis attributable to his share of Partnership nonrecourse liabilities, reduced by any amount of money the Unitholder borrows to acquire or hold his Units if the lender of such borrowed funds owns an interest in the Partnership, is related to such a person or can look only to Units for repayment. A Unitholder's at risk amount will increase or decrease as the tax basis of the Unitholder's Units increases or decreases (other than tax basis increases or decreases attributable to increases or decreases in his share of Partnership nonrecourse liabilities).

    The passive loss limitations generally provide that individuals, estates, trusts and certain closely-held corporations and personal service corporations can deduct losses from passive activities (generally, activities in which the taxpayer does not materially participate) only to the extent of the taxpayer's income from those passive activities. The passive loss limitations are applied separately with respect to each publicly-traded partnership such as the Partnership. Consequently, any passive losses generated by the Partnership will only be available to offset future income generated by the Partnership and will not be available to offset income from other passive activities or investments (including other publicly-traded partnerships) or salary or active business income. Passive losses which are not deductible because they exceed a Unitholder's income generated by the Partnership may be deducted in full when he disposes of his entire investment in the Partnership in a fully taxable transaction to an unrelated party. The passive activity loss rules are applied after other applicable limitations on deductions such as the at risk rules and the basis limitation.

    A Unitholder's share of net income from the Partnership may be offset by any suspended passive losses from the Partnership, but it may not be offset by any other current or carryover losses from other passive activities, including those attributable to other publicly-traded partnerships. The IRS has announced that Treasury Regulations will be issued which characterize net passive income from a publicly-traded Partnership as investment income for purposes of the limitations on the deductibility of investment interest.

    LIMITATIONS ON INTEREST DEDUCTIONS

    The deductibility of a non-corporate taxpayer's "investment interest expense" is generally limited to the amount of such taxpayer's "net investment income." As noted, a Unitholder's net passive income from the Partnership will be treated as investment income for this purpose. In addition, the Unitholder's share of the Partnership's portfolio income will be treated as investment income. Investment interest expense includes (i) interest on indebtedness properly allocable to property held for investment, (ii) the Partnership's interest expense attributed to portfolio income, and (iii) the portion of interest expense incurred to purchase or carry an interest in a passive activity to the extent attributable to portfolio income. The computation of a Unitholder's investment interest expense will take into account interest on any margin account borrowing or other loan incurred to purchase or carry a Unit. Net investment income includes gross income from property held for investment and amounts treated as portfolio income pursuant to the passive loss rules less deductible expenses (other than interest) directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment.

ALLOCATION OF PARTNERSHIP INCOME, GAIN, LOSS AND DEDUCTION

    In general, if the Partnership has a net profit, items of income, gain, loss and deduction will be allocated among the General Partners and the Unitholders in accordance with their respective percentage interests in the Partnership. At any time that distributions are made to the Common Units and not to the Subordinated Units, or that Incentive Distributions are made to the General Partners, gross income will be allocated to the recipients to the extent of such distribution. If the Partnership has a net loss, items of income, gain, loss and deduction will generally be allocated first, to the General Partners and the Unitholders in accordance with their respective Percentage Interests to the extent of their positive capital accounts (as maintained under the Partnership Agreement) and, second, to the General Partners.

    As required by Section 704(c) of the Code and as permitted by Regulations thereunder, certain items of Partnership income, deduction, gain and loss will be allocated to account for the difference between the tax basis and fair market value of property contributed to the Partnership by each of the General Partners or any other person contributing property to the Partnership ("Contributed Property"). Under the Code, the partners in a partnership cannot be allocated more depletion, depreciation, gain or loss than the total amount of any such item recognized by that partnership in a particular taxable period (the "ceiling limitation"). To the extent the ceiling limitation is or becomes applicable, the Partnership Agreement requires that certain items of income and deduction be allocated in a way designed to effectively "cure" this problem and eliminate the impact of the ceiling limitation. Regulations under Section 704(c) of the Code permit a partnership to make reasonable allocations to reduce or eliminate such differences. The effect of these allocations will be to cause a property contributor to recognize any built-in tax gain (or loss) over the period of time during which the Partnership claims depreciation or amortization deductions with respect to the contributed property, or when such property is disposed of. In addition, certain items of recapture income will be allocated to the extent possible to the partner allocated the deduction giving rise to the treatment of such gain as recapture income in order to minimize the recognition of ordinary income by some Unitholders, but these allocations may not be respected under current law. Under recently proposed regulations, which are not yet effective, the allocation of depreciation recapture should be respected. If these allocations of recapture income are not respected, the amount of the income or gain allocated to a Unitholder will not change but instead a change in the character of the income allocated to a Unitholder would result. Finally, although the Partnership does not expect that its operations will result in the creation of negative capital accounts, if negative capital accounts nevertheless result, items of Partnership income and gain will be allocated in an amount and manner sufficient to eliminate the negative balance as quickly as possible.

    Regulations provide that an allocation of items of partnership income, gain, loss or deduction, other than an allocation required by Section 704(c) of the Code to eliminate the disparity between a partner's "book" capital account (credited with the fair market value of Contributed Property) and "tax" capital account (credited with the tax basis of Contributed Property) (the "Book-Tax Disparity"), will generally be given effect for federal income tax purposes in determining a partner's distributive share of an item of income, gain, loss or deduction only if the allocation has substantial economic effect. In any other case, a partner's distributive share of an item will be determined on the basis of the partner's interest in the partnership, which will be determined by taking into account all the facts and circumstances, including the partner's relative contributions to the partnership, the interests of the partners in economic profits and losses, the interest of the partners in cash flow and other nonliquidating distributions and rights of the partners to distributions of capital upon liquidation.

    Counsel is of the opinion that, with the exception of the allocations of recapture income and allocations of all items of income, gain, loss, deduction or credit to the General Partners for the taxable period ending on December 31, 1996 discussed above, allocations under the Partnership Agreement will be given effect for federal income tax purposes in determining a partner's distributive share of an item of income, gain, loss or deduction. There are, however, uncertainties in the Treasury Regulations relating to allocations of Partnership income, and investors should be aware that the allocations of recapture income and allocations of all items of income, gain, loss, deduction or credit to the General Partners for the taxable period ending on December 31, 1996 in the Partnership Agreement may be successfully challenged by the IRS.

TAX TREATMENT OF OPERATIONS

    ACCOUNTING METHOD AND TAXABLE YEAR

    The Partnership uses the year ending December 31 as its taxable year and has adopted the accrual method of accounting for federal income tax purposes. Each Unitholder will be required to include in income his allocable share of Partnership income, gain, loss and deduction for the taxable year of the Partnership ending within or with the taxable year of the Unitholder. In addition, a Unitholder who has a taxable year ending on a date other than December 31 and who disposes of all of his Units following the close of the Partnership's taxable year but before the close of his taxable year must include his allocable share of Partnership income, gain, loss and deduction in income for his taxable year with the result that he will be required to report in income for his taxable year his distributive share of more than one year of Partnership income, gain, loss and deduction. See "--Disposition of Common Units--Allocations Between Transferors and Transferees."

    INITIAL TAX BASIS, DEPRECIATION AND AMORTIZATION

    The tax basis of the assets of the Partnership will be used for purposes of computing depreciation and cost recovery deductions and, ultimately, gain or loss on the disposition of such assets. The Partnership assets will initially have an aggregate tax basis equal to the tax basis of the assets in the possession of the General Partners or other contributor immediately prior to their contributions to the Partnership plus the amount of gain, if any, recognized by the General Partners or other contributor in connection with their contribution to the Partnership. The federal income tax burden associated with the difference between the fair market value of property contributed to the Partnership and the tax basis established for such property will be borne by the contributor of such property. See "--Allocation of Partnership Income, Gain, Loss and Deduction."

    To the extent allowable, the Partnership may elect to use the depreciation and cost recovery methods that will result in the largest depreciation deductions in the early years of the Partnership. The Partnership will not be entitled to any amortization deductions with respect to goodwill conveyed to the Partnership on formation. Property subsequently acquired or constructed by the Partnership may be depreciated using accelerated methods permitted by the Code.

    If the Partnership disposes of depreciable property by sale, foreclosure, or otherwise, all or a portion of any gain (determined by reference to the amount of depreciation previously deducted and the nature of the property) may be subject to the recapture rules and taxed as ordinary income rather than capital gain. Similarly, a partner who has taken cost recovery or depreciation deductions with respect to property owned by the Partnership may be required to recapture such deductions as ordinary income upon a sale of his interest in the Partnership. See "--Allocation of Partnership Income, Gain, Loss and Deduction" and "--Disposition of Common Units--Recognition of Gain or Loss."

    Costs incurred in organizing the Partnership may be amortized over any period selected by the Partnership not shorter than 60 months. The costs incurred in promoting the issuance of Units (i.e. syndication expenses) must be capitalized and cannot be deducted currently, ratably or upon termination of the Partnership. There are uncertainties regarding the classification of costs as organization expenses, which may be amortized, and as syndication expenses, which may not be amortized. Under recently adopted regulations, the underwriting discounts and commissions would be treated as a syndication cost.

    SECTION 754 ELECTION

    The Partnership intends to make the election permitted by Section 754 of the Code. That election is irrevocable without the consent of the IRS. The election generally permits the Partnership to adjust a Common Unit purchaser's tax basis in the Partnership's assets ("inside basis") pursuant to Section 743(b) of the Code to reflect his purchase price. The Section 743(b) adjustment belongs to the purchaser and not to other partners. (For purposes of this discussion, a partner's inside basis in the Partnership's assets will be considered to have two components: (1) his share of the Partnership's tax basis in such assets ("Common Basis") and (2) his Section 743(b) adjustment to that basis.)

    Proposed Treasury Regulation Section 1.168-2(n) generally requires the
Section 743(b) adjustment attributable to recovery property to be depreciated as if the total amount of such adjustment were attributable to newly-acquired recovery property placed in service when the purchaser acquires the Unit. Similarly, newly issued proposed Treasury regulations promulgated under Section 197 indicate that the Section 743(b) adjustment attributable to an amortizable
Section 197 intangible should be treated as a newly-acquired asset placed in service in the month when the purchaser acquires the Unit. Under Treasury Regulation Section 1.167(c)-1(a)(6), a Section 743(b) adjustment attributable to property subject to depreciation under Section 167 of the Code rather than cost recovery deductions under Section 168 is generally required to be depreciated using either the straight-line method or the 150% declining balance method. The depreciation and amortization methods and useful lives associated with the
Section 743(b) adjustment, therefore, may differ from the methods and useful lives generally used to depreciate the Common Basis in such properties. Pursuant to the Partnership Agreement, the Partnership is authorized to adopt a convention to preserve the uniformity of Units even if such convention is not consistent with Treasury Regulation Sections 1.167(c)-1(a)(6), Proposed Treasury Regulation Section 1.168-2(n) or the Section 197 proposed Treasury regulations. See "--Uniformity of Units."

    Although Counsel is unable to opine as to the validity of such an approach, the Partnership intends to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of Contributed Property (to the extent of any unamortized Book-Tax Disparity) using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the Common Basis of such property, or treat that portion as non-amortizable to the extent attributable to property the Common Basis of which is not amortizable, despite its inconsistency with Proposed Treasury Regulation
Section 1.168-2(n), Treasury Regulation Section 1.167(c)-1(a)(6) (neither of which is expected to directly apply to a material portion of the Partnership's assets) or the Section 197 proposed Treasury regulations. To the extent such
Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, the Partnership will apply the rules described in the Regulations and legislative history. If the Partnership determines that such position cannot reasonably be taken, the Partnership may adopt a depreciation or amortization convention under which all purchasers acquiring Units in the same month would receive depreciation or amortization, whether attributable to Common Basis or Section 743(b) adjustment, based upon the same applicable rate as if they had purchased a direct interest in the Partnership's assets. Such an aggregate approach may result in lower annual depreciation or amortization deductions than would otherwise be allowable to certain Unitholders. See "--Uniformity of Units."

    The allocation of the Section 743(b) adjustment must be made in accordance with the Code. The IRS may seek to reallocate some or all of any Section 743(b) adjustment not so allocated by the Partnership to goodwill which, as an intangible asset, would be amortizable over a longer period of time than the Partnership's tangible assets.

    A Section 754 election is advantageous if the transferee's tax basis in his Units is higher than such Units' share of the aggregate tax basis to the Partnership of the Partnership's assets immediately prior to the transfer. In such a case, as a result of the election, the transferee would have a higher tax basis in his share of the Partnership's assets for purposes of calculating, among other items, his depreciation and depletion deductions and his share of any gain or loss on a sale of the Partnership's assets. Conversely, a Section 754 election is disadvantageous if the transferee's tax basis in such Units is lower than such Unit's share of the aggregate tax basis of the Partnership's assets immediately prior to the transfer. Thus, the fair market value of the Units may be affected either favorably or adversely by the election.

    The calculations involved in the Section 754 election are complex and will be made by the Partnership on the basis of certain assumptions as to the value of Partnership assets and other matters. There is no assurance that the determinations made by the Partnership will not be successfully challenged by the IRS and that the deductions resulting from them will not be reduced or disallowed altogether. Should the IRS require a different basis adjustment to be made, and should, in the Partnership's opinion, the expense of compliance exceed the benefit of the election, the Partnership may seek permission from the IRS to revoke the Section 754 election for the Partnership. If such permission is granted, a subsequent purchaser of Units may be allocated more income than he would have been allocated had the election not been revoked.

    ALTERNATIVE MINIMUM TAX

    Each Unitholder will be required to take into account his distributive share of any items of Partnership income, gain, deduction or loss for purposes of the alternative minimum tax.

    A Unitholder's alternative minimum taxable income derived from the Partnership may be higher than his share of Partnership net income because the Partnership may use accelerated methods of depreciation for purposes of computing federal taxable income or loss. The minimum tax rate for non-corporate taxpayers is 26% on the first $175,000 of alternative minimum taxable income in excess of the exemption amount and 28% on any additional alternative minimum taxable income. Prospective Unitholders should consult with their tax advisors as to the impact of an investment in Units on their liability for the alternative minimum tax.

    VALUATION OF PARTNERSHIP PROPERTY AND BASIS OF PROPERTIES

    The federal income tax consequences of the acquisition, ownership and disposition of Units will depend in part on estimates by the Partnership of the relative fair market values, and determinations of the initial tax bases, of the assets of the Partnership. Although the Partnership may from time to time consult with professional appraisers with respect to valuation matters, many of the relative fair market value estimates will be made by the Partnership. These estimates and determinations of basis are subject to challenge and will not be binding on the IRS or the courts. If the estimates of fair market value or determinations of basis are subsequently found to be incorrect, the character and amount of items of income, gain, loss or deductions previously reported by Unitholders might change, and Unitholders might be required to adjust their tax liability for prior years.

    TREATMENT OF SHORT SALES

    A Unitholder whose Units are loaned to a "short seller" to cover a short sale of Units may be considered as having disposed of ownership of those Units. If so, he would no longer be a partner with respect to those Units during the period of the loan and may recognize gain or loss from the disposition. As a result, during this period, any Partnership income, gain, deduction or loss with respect to those Units would not be reportable by the Unitholder, any cash distributions received by the Unitholder with respect to those Units would be fully taxable and all of such distributions would appear to be treated as ordinary income. Unitholders desiring to assure their status as partners and avoid the risk of gain recognition should modify any applicable brokerage account agreements to prohibit their brokers from borrowing their Units.

DISPOSITION OF COMMON UNITS

    RECOGNITION OF GAIN OR LOSS

    Gain or loss will be recognized on a sale of Units equal to the difference between the amount realized and the Unitholder's tax basis for the Units sold. A Unitholder's amount realized will be measured by the sum of the cash or the fair market value of other property received plus his share of Partnership nonrecourse liabilities. Because the amount realized includes a Unitholder's share of Partnership nonrecourse liabilities, the gain recognized on the sale of Units could result in a tax liability in excess of any cash received from such sale.

    Under the Act, a taxpayer is treated as having sold an "appreciated" partnership interest (one in which gain would be recognized if such interest were sold) if such taxpayer or related persons entered into one or more positions with respect to the same or substantially identical property which, for some period, substantially eliminated both the risk of loss and opportunity for gain on the appreciated financial position (including selling "short against the box" transactions). Unitholders should consult with their tax advisers in the event they are considering entering into a short sale transaction or any other risk arbitrage transaction involving their Common Units.

    Prior Partnership distributions in excess of cumulative net taxable income in respect of a Common Unit which decreased a Unitholder's tax basis in such Common Unit will, in effect, become taxable income if the Common Unit is sold at a price greater than the Unitholder's tax basis in such Common Unit, even if the price is less than his original cost.

    Should the IRS successfully contest the convention used by the Partnership to amortize only a portion of the Section 743(b) adjustment (described under "--Tax Treatment of Operations--Section 754 Election") attributable to an amortizable Section 197 intangible after a sale by the General Partners of Units, a Unitholder could realize additional gain from the sale of Units than had such convention been respected. In that case, the Unitholder may have been entitled to additional deductions against income in prior years but may be unable to claim them, with the result to him of greater overall taxable income than appropriate. Counsel is unable to opine as to the validity of the convention but believes such a contest by the IRS to be unlikely because a successful contest could result in substantial additional deductions to other Unitholders.

    Gain or loss recognized by a Unitholder (other than a "dealer" in Common Units) on the sale or exchange of a Unit held for more than one year will generally be taxable as long-term capital gain or loss, with the tax rate on a long-term cacpital gain depending upon whether the Unitholder held Common Units for more than 18 months. A portion of this gain or loss (which could be substantial), however, will be separately computed and taxed as ordinary income or loss under Section 751 of the Code to the extent attributable to assets giving rise to depreciation recapture or other "unrealized receivables" or to "substantially appreciated inventory" owned by the Partnership. The term "unrealized receivables" includes potential recapture items, including depreciation recapture. Inventory is considered to be "substantially appreciated" if its value exceeds 120% of its adjusted basis to the Partnership. Ordinary income attributable to unrealized receivables, substantially appreciated inventory and depreciation recapture may exceed net taxable gain realized upon the sale of the Unit and may be recognized even if there is a net taxable loss realized on the sale of the Unit. Thus, a Unitholder may recognize both ordinary income and a capital loss upon a disposition of Units. Net capital loss may offset no more than $3,000 of ordinary income in the case of individuals and may only be used to offset capital gain in the case of corporations.

    The IRS has ruled that a partner who acquires interests in a Partnership in separate transactions must combine those interests and maintain a single adjusted tax basis. Upon a sale or other disposition of less than all of such interests, a portion of that tax basis must be allocated to the interests sold using an "equitable apportionment" method. The ruling is unclear as to how the holding period of these interests is determined once they are combined. If this ruling is applicable to the holders of Common Units, a Common Unitholder will be unable to select high or low basis Common Units to sell as would be the case with corporate stock. It is not clear whether the ruling applies to the Partnership, because, similar to corporate stock, interests in the Partnership are evidenced by separate certificates. Accordingly, Counsel is unable to opine as to the effect such ruling will have on the Unitholders. A Unitholder considering the purchase of additional Common Units or a sale of Common Units purchased in separate transactions should consult his tax advisor as to the possible consequences of such ruling.

    ALLOCATIONS BETWEEN TRANSFERORS AND TRANSFEREES

    In general, the Partnership's taxable income and losses will be determined annually, will be prorated on a monthly basis and will be subsequently apportioned among the Unitholders in proportion to the number of Units owned by each of them as of the opening of the NYSE on the first business day of the month (the "Allocation Date"). However, gain or loss realized on a sale or other disposition of Partnership assets other than in the ordinary course of business will be allocated among the Unitholders on the Allocation Date in the month in which that gain or loss is recognized. As a result, a Unitholder transferring Common Units in the open market may be allocated income, gain, loss and deduction accrued after the date of transfer.

    The use of this method may not be permitted under existing Treasury Regulations. Accordingly, Counsel is unable to opine on the validity of this method of allocating income and deductions between the transferors and the transferees of Units. If this method is not allowed under the Treasury Regulations (or only applies to transfers of less than all of the Unitholder's interest), taxable income or losses of the Partnership might be reallocated among the Unitholders. The Partnership is authorized to revise its method of allocation between transferors and transferees (as well as among partners whose interests otherwise vary during a taxable period) to conform to a method permitted under future Treasury Regulations.
    A Unitholder who owns Units at any time during a quarter and who disposes of such Units prior to the record date set for a cash distribution with respect to such quarter will be allocated items of Partnership income, gain, loss and deductions attributable to such quarter but will not be entitled to receive that cash distribution.

    NOTIFICATION REQUIREMENTS

    A Unitholder who sells or exchanges Units is required to notify the Partnership in writing of that sale or exchange within 30 days after the sale or exchange and in any event by no later than January 15 of the year following the calendar year in which the sale or exchange occurred. The Partnership is required to notify the IRS of that transaction and to furnish certain information to the transferor and transferee. However, these reporting requirements do not apply with respect to a sale by an individual who is a citizen of the United States and who effects the sale or exchange through a broker. Additionally, a transferor and a transferee of a Unit will be required to furnish statements to the IRS, filed with their income tax returns for the taxable year in which the sale or exchange occurred, that set forth the amount of the consideration received for the Unit that is allocated to goodwill or going concern value of the Partnership. Failure to satisfy these reporting obligations may lead to the imposition of substantial penalties.

    CONSTRUCTIVE TERMINATION

    The Partnership and the Operating Partnership will be considered to have been terminated if there is a sale or exchange of 50% or more of the total interests in Partnership capital and profits within a 12-month period. A termination results in the closing of a Partnership's taxable year for all partners and the Partnership's assets are regarded as having been distributed to the partners and reconveyed to the Partnership, which is then treated as a new partnership. However, under new proposed regulations which are not yet effective, the Partnership will be deemed to have conveyed all its assets and liabilities to a newly formed partnership in exchange for all the interests in such partnership and then the Partnership will be deemed to have liquidated and to have distributed to its partners the interests in this newly formed partnership. A termination of the Partnership will cause a termination of the Operating Partnership and any Subsidiary Partnership. Such a termination could also result in penalties or loss of tax basis adjustments under Section 754 of the Code if the Partnership were unable to determine that the termination had occurred.

    In the case of a Unitholder reporting on a taxable year other than a fiscal year ending December 31, the closing of the tax year of the Partnership may result in more than 12 months' taxable income or loss of the Partnership being includable in his taxable income for the year of termination. In addition, each Unitholder will realize taxable gain to the extent that any money deemed as a result of the termination to have been distributed to him exceeds the adjusted tax basis of his Units. New tax elections required to be made by the Partnership, including a new election under Section 754 of the Code, must be made subsequent to a constructive termination. A termination could also result in a deferral of Partnership deductions for depreciation. Finally, a termination might either accelerate the application of, or subject the Partnership to, any tax legislation enacted prior to the termination.

    ENTITY-LEVEL COLLECTIONS

    If the Partnership is required or elects under applicable law to pay any federal, state or local income tax on behalf of any Unitholder or any General Partner or any former Unitholder, the Partnership is authorized to pay those taxes from Partnership funds. Such payment, if made, will be treated as a distribution of cash to the partner on whose behalf the payment was made. If the payment is made on behalf of a person whose identity cannot be determined, the Partnership is authorized to treat the payment as a distribution to current Unitholders. The Partnership is authorized to amend the Partnership Agreement in the manner necessary to maintain uniformity of intrinsic tax characteristics of Units and to adjust subsequent distributions, so that after giving effect to such distributions, the priority and characterization of distributions otherwise applicable under the Partnership Agreement is maintained as nearly as is practicable. Payments by the Partnership as described above could give rise to an overpayment of tax on behalf of an individual partner in which event the partner could file a claim for credit or refund.

UNIFORMITY OF UNITS

    Because the Partnership cannot match transferors and transferees of Units, uniformity of the economic and tax characteristics of the Units to a purchaser of such Units must be maintained. In the absence of uniformity, compliance with a number of federal income tax requirements, both statutory and regulatory, could be substantially diminished. A lack of uniformity can result from a literal application of Proposed Treasury Regulation Section 1.168-2(n) and Treasury Regulation Section 1.167(c)-1(a)(6) proposed Treasury regulations recently promulgated under Section 197. Any non-uniformity could have a negative impact on the value of the Units. See "--Tax Treatment of Operations--Section 754 Election."

    The Partnership intends to depreciate the portion of a Section 743(b) adjustment attributable to unrealized appreciation in the value of contributed property or adjusted property (to the extent of any unamortized Book-Tax Disparity) using a rate of depreciation or amortization derived from the depreciation or amortization method and useful life applied to the Common Basis of such property, or treat that portion as nonamortizable, to the extent attributable to property the Common Basis of which is not amortizable, despite its inconsistency with Proposed Treasury Regulation Section 1.168-2(n) and Treasury Regulation Section 1.167(c)-1(a)(6) (neither of which is expected to directly apply to a material portion of the Partnership's assets) or proposed Treasury regulations recently promulgated under Section 197. See "--Tax Treatment of Operations--Section 754 Election." To the extent such Section 743(b) adjustment is attributable to appreciation in value in excess of the unamortized Book-Tax Disparity, the Partnership will apply the rules described in the Regulations and legislative history. If the Partnership determines that such a position cannot reasonably be taken, the Partnership may adopt a depreciation and amortization convention under which all purchasers acquiring Units in the same month would receive depreciation and amortization deductions, whether attributable to Common Basis or Section 743(b) basis, based upon the same applicable rate as if they had purchased a direct interest in the Partnership's property. If such an aggregate approach is adopted, it may result in lower annual depreciation and amortization deductions than would otherwise be allowable to certain Unitholders and risk the loss of depreciation and amortization deductions not taken in the year that such deductions are otherwise allowable. This convention will not be adopted if the Partnership determines that the loss of depreciation and amortization deductions will have a material adverse effect on the Unitholders. If the Partnership chooses not to utilize this aggregate method, the Partnership may use any other reasonable depreciation and amortization convention to preserve the uniformity of the intrinsic tax characteristics of any Units that would not have a material adverse effect on the Unitholders. The IRS may challenge any method of depreciating the Section 743(b) adjustment described in this paragraph. If such a challenge were sustained, the uniformity of Units might be affected, and the gain from the sale of Units might be increased without the benefit of additional deductions. See "--Disposition of Common Units--Recognition of Gain or Loss."

    TAX-EXEMPT ORGANIZATIONS AND CERTAIN OTHER INVESTORS

    Ownership of Units by employee benefit plans, other tax-exempt organizations, nonresident aliens, foreign corporations, other foreign persons and regulated investment companies raises issues unique to such persons and, as described below, may have substantially adverse tax consequences. Employee benefit plans and most other organizations exempt from federal income tax (including individual retirement accounts ("IRAs") and other retirement plans) are subject to federal income tax on unrelated business taxable income. Virtually all of the taxable income derived by such an organization from the ownership of a Unit will be unrelated business taxable income and thus will be taxable to such a Unitholder.

    A regulated investment company or "mutual fund" is required to derive 90% or more of its gross income from interest, dividends, gains from the sale of stocks or securities or foreign currency or certain related sources. It is not anticipated that any significant amount of the Partnership's gross income will include that type of income.

    Non-resident aliens and foreign corporations, trusts or estates which hold Units will be considered to be engaged in business in the United States on account of ownership of Units. As a consequence they will be required to file federal tax returns in respect of their share of Partnership income, gain, loss or deduction and pay federal income tax at regular rates on any net income or gain. Generally, a Partnership is required to pay a withholding tax on the portion of the Partnership's income which is effectively connected with the conduct of a United States trade or business and which is allocable to the foreign partners, regardless of whether any actual distributions have been made to such partners. However, under rules applicable to publicly-traded partnerships, the Partnership will withhold (currently at the rate of 39.6%) on actual cash distributions made quarterly to foreign Unitholders. Each foreign Unitholder must obtain a taxpayer identification number from the IRS and submit that number to the Transfer Agent of the Partnership on a Form W-8 in order to obtain credit for the taxes withheld. A change in applicable law may require the Partnership to change these procedures.

    Because a foreign corporation which owns Units will be treated as engaged in a United States trade or business, such a corporation may be subject to United States branch profits tax at a rate of 30%, in addition to regular federal income tax, on its allocable share of the Partnership's income and gain (as adjusted for changes in the foreign corporation's "U.S. net equity") which are effectively connected with the conduct of a United States trade or business. That tax may be reduced or eliminated by an income tax treaty between the United States and the country with respect to which the foreign corporate Unitholder is a "qualified resident." In addition, such a Unitholder is subject to special information reporting requirements under Section 6038C of the Code.

    Under a ruling of the IRS a foreign Unitholder who sells or otherwise disposes of a Unit will be subject to federal income tax on gain realized on the disposition of such Unit to the extent that such gain is effectively connected with a United States trade or business of the foreign Unitholder. Apart from the ruling, a foreign Unitholder will not be taxed upon the disposition of a Unit if that foreign Unitholder has held less than 5% in value of the Units during the five-year period ending on the date of the disposition and if the Units are regularly traded on an established securities market at the time of the disposition.

ADMINISTRATIVE MATTERS

    PARTNERSHIP INFORMATION RETURNS AND AUDIT PROCEDURES

    The Partnership intends to furnish to each Unitholder, within 90 days (75 days for taxable years of the Partnership beginning after December 31, 1997) after the close of each calendar year, certain tax information, including a Schedule K-1, which sets forth each Unitholder's allocable share of the Partnership's income, gain, loss and deduction for the preceding Partnership taxable year. In preparing this information, which will generally not be reviewed by counsel, the Partnership will use various accounting and reporting conventions, some of which have been mentioned in the previous discussion, to determine the Unitholder's allocable share of income, gain, loss and deduction. There is no assurance that any of those conventions will yield a result which conforms to the requirements of the Code, regulations or administrative interpretations of the IRS. The Partnership cannot assure prospective Unitholders that the IRS will not successfully contend in court that such accounting and reporting conventions are impermissible. Any such challenge by the IRS could negatively affect the value of the Units.

    The federal income tax information returns filed by the Partnership may be audited by the IRS. Adjustments resulting from any such audit may require each Unitholder to adjust a prior year's tax liability, and possibly may result in an audit of the Unitholder's own return. Any audit of a Unitholder's return could result in adjustments of non-Partnership as well as Partnership items.

    Partnerships generally are treated as separate entities for purposes of federal tax audits, judicial review of administrative adjustments by the IRS and tax settlement proceedings. The tax treatment of partnership items of income, gain, loss and deduction are determined in a partnership proceeding rather than in separate proceedings with the partners. The Code provides for one partner to be designated as the "Tax Matters Partner" for these purposes. The Partnership Agreement appoints the Managing General Partner as the Tax Matters Partner of the Partnership.

    The Tax Matters Partner will make certain elections on behalf of the Partnership and Unitholders and can extend the statute of limitations for assessment of tax deficiencies against Unitholders with respect to Partnership items. The Tax Matters Partner may bind a Unitholder with less than a 1% profits interest in the Partnership to a settlement with the IRS unless that Unitholder elects, by filing a statement with the IRS, not to give such authority to the Tax Matters Partner. The Tax Matters Partner may seek judicial review (by which all the Unitholders are bound) of a final partnership administrative adjustment and, if the Tax Matters Partner fails to seek judicial review, such review may be sought by any Unitholder having at least a 1% interest in the profits of the Partnership and by the Unitholders having in the aggregate at least a 5% profits interest. However, only one action for judicial review will go forward, and each Unitholder with an interest in the outcome may participate.

    A Unitholder must file a statement with the IRS identifying the treatment of any item on his federal income tax return that is not consistent with the treatment of the item on the Partnership's return. Intentional or negligent disregard of the consistency requirement may subject a Unitholder to substantial penalties. Partners in electing large partnerships would be required to treat all Partnership items in a manner consistent with the Partnership return. The Partnership will elect to be treated as an electing large partnership.

    Under the reporting provisions of the Act, each partner of an electing large partnership will take into account separately his share of the following items, determined at the partnership level: (1) taxable income or loss from passive loss limitation activities; (2) taxable income or loss from other activities (such as portfolio income or loss); (3) net capital gains to the extent allocable to passive loss limitation activities and other activities; (4) tax exempt interest; (5) a net alternative minimum tax adjustment separately computed for passive loss limitation activities and other activities; (6) general credits; (7) low-income housing credit; (8) rehabilitation credit; (9) foreign income taxes; (10) credit for producing fuel from a nonconventional source; and
(11) any other items the Secretary of Treasury deems appropriate.

    The Act also makes a number of changes to the tax compliance and administrative rules relating to partnerships. One provision requires that each partner in an electing large partnership, such as the Partnership, take into account his share of any adjustments to partnership items in the year such adjustments are made. Alternatively, under the Act, an electing large partnership can elect to or, in some circumstances, can be required to directly pay the tax resulting from any such adjustments. Moreover, a partnership (and not its partners) is liable for any interest and penalties that result from a partnership adjustment. In either case, therefore, Unitholders could bear significant economic burdens associated with tax adjustments relating to periods predating their acquisition of Units.

    NOMINEE REPORTING

    Persons who hold an interest in the Partnership as a nominee for another person are required to furnish to the Partnership (a) the name, address and taxpayer identification number of the beneficial owner and the nominee; (b) whether the beneficial owner is (i) a person that is not a United States person,
(ii) a foreign government, an international organization or any wholly-owned agency or instrumentality of either of the foregoing, or (iii) a tax-exempt entity; (c) the amount and description of Units held, acquired or transferred for the beneficial owner; and (d) certain information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales. Brokers and financial institutions are required to furnish additional information, including whether they are United States persons and certain information on Units they acquire, hold or transfer for their own account. A penalty of $50 per failure (up to a maximum of $100,000 per calendar year) is imposed by the Code for failure to report such information to the Partnership. The nominee is required to supply the beneficial owner of the Units with the information furnished to the Partnership.

    REGISTRATION AS A TAX SHELTER

    The Code requires that "tax shelters" be registered with the Secretary of the Treasury. The temporary Treasury Regulations interpreting the tax shelter registration provisions of the Code are extremely broad. It is arguable that the Partnership is not subject to the registration requirement on the basis that it will not constitute a tax shelter. However, the Managing General Partner, as a principal organizer of the Partnership, has registered the Partnership as a tax shelter (I.D. No. 97071000067) with the Secretary of the Treasury in the absence of assurance that the Partnership will not be subject to tax shelter registration and in light of the substantial penalties which might be imposed if registration is required and not undertaken. ISSUANCE OF THE REGISTRATION NUMBER DOES NOT INDICATE THAT AN INVESTMENT IN THE PARTNERSHIP OR THE CLAIMED TAX BENEFITS HAVE BEEN REVIEWED, EXAMINED OR APPROVED BY THE IRS. The Partnership must furnish the registration number to the Unitholders, and a Unitholder who sells or otherwise transfers a Unit in a subsequent transaction must furnish the registration number to the transferee. The penalty for failure of the transferor of a Unit to furnish the registration number to the transferee is $100 for each such failure. The Unitholders must disclose the tax shelter registration number of the Partnership on Form 8271 to be attached to the tax return on which any deduction, loss or other benefit generated by the Partnership is claimed or income of the Partnership is included. A Unitholder who fails to disclose the tax shelter registration number on his return, without reasonable cause for that failure, will be subject to a $250 penalty for each failure. Any penalties discussed herein are not deductible for federal income tax purposes.

    ACCURACY-RELATED PENALTIES

    An additional tax equal to 20% of the amount of any portion of an underpayment of tax which is attributable to one or more of certain listed causes, including negligence or disregard of rules or regulations, substantial understatements of income tax and substantial valuation misstatements, is imposed by the Code. No penalty will be imposed, however, with respect to any portion of an underpayment if it is shown that there was a reasonable cause for that portion and that the taxpayer acted in good faith with respect to that portion.

    A substantial understatement of income tax in any taxable year exists if the amount of the understatement exceeds the greater of 10% of the tax required to be shown on the return for the taxable year or $5,000 ($10,000 for most corporations). The amount of any understatement subject to penalty generally is reduced if any portion is attributable to a position adopted on the return (i) with respect to which there is, or was, "substantial authority" or (ii) as to which there is a reasonable basis and the pertinent facts of such position are disclosed on the return. Certain more stringent rules apply to "tax shelters," a term that in this context does not appear to include the Partnership. If any Partnership item of income, gain, loss or deduction included in the distributive shares of Unitholders might result in such an "understatement" of income for which no "substantial authority" exists, the Partnership must disclose the pertinent facts on its return. In addition, the Partnership will make a reasonable effort to furnish sufficient information for Unitholders to make adequate disclosure on their returns to avoid liability for this penalty.

    A substantial valuation misstatement exists if the value of any property (or the adjusted basis of any property) claimed on a tax return is 200% or more of the amount determined to be the correct amount of such valuation or adjusted basis. No penalty is imposed unless the portion of the underpayment attributable to a substantial valuation misstatement exceeds $5,000 ($10,000 for most corporations). If the valuation claimed on a return is 400% or more than the correct valuation, the penalty imposed increases to 40%.

STATE, LOCAL AND OTHER TAX CONSIDERATIONS

    In addition to federal income taxes, Unitholders will be subject to other taxes, such as state and local income taxes, unincorporated business taxes, and estate, inheritance or intangible taxes that may be imposed by the various jurisdictions in which the Partnership does business or owns property. Although an analysis of those various taxes is not presented here, each prospective Unitholder should consider their potential impact on his investment in the Partnership. The Partnership currently owns property and conducts business in the following states which currently impose a personal income tax: Alabama, Arizona, Arkansas, California, Georgia, Illinois, Indiana, Kentucky, Maryland, Mississippi, Missouri, New Hampshire, New Jersey, New Mexico, New York, North Carolina, Ohio, Oklahoma, South Carolina, Tennessee, Utah, Vermont and Virginia. A Unitholder will be required to file state income tax returns and to pay state income taxes in some or all of these states and may be subject to penalties for failure to comply with those requirements. In certain states, tax losses may not produce a tax benefit in the year incurred (if, for example, the Partnership has no income from sources within that state) and also may not be available to offset income in subsequent taxable years. Some of the states may require the Partnership, or the Partnership may elect, to withhold a percentage of income from amounts to be distributed to a Unitholder who is not a resident of the state. Withholding, the amount of which may be greater or less than a particular Unitholder's income tax liability to the state, generally does not relieve the non-resident Unitholder from the obligation to file an income tax return. Amounts withheld may be treated as if distributed to Unitholders for purposes of determining the amounts distributed by the Partnership. See "--Disposition of Common Units--Entity-Level Collections." Based on current law and its estimate of future Partnership operations, the Managing General Partner anticipates that any amounts required to be withheld will not be material.

    It is the responsibility of each Unitholder to investigate the legal and tax consequences, under the laws of pertinent states and localities of his investment in the Partnership. Accordingly, each prospective Unitholder should consult, and must depend upon, his own tax counsel or other advisor with regard to those matters. Further, it is the responsibility of each Unitholder to file all state and local, as well as U.S. federal, tax returns that may be required of such Unitholder. Counsel has not rendered an opinion on the state or local tax consequences of an investment in the Partnership.

            INVESTMENT IN THE PARTNERSHIP BY EMPLOYEE BENEFIT PLANS

    An investment in the Partnership by an employee benefit plan is subject to certain additional considerations because the investments of such plans are subject to the fiduciary responsibility and prohibited transaction provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), and restrictions imposed by Section 4975 of the Code. As used herein, the term "employee benefit plan" includes, but is not limited to, qualified pension, profit-sharing and stock bonus plans, Keogh plans, simplified employee pension plans and tax deferred annuities or IRAs established or maintained by an employer or employee organization. Among other things, consideration should be given to (a) whether such investment is prudent under Section 404(a)(1)(B) of ERISA; (b) whether in making such investment, such plan will satisfy the diversification requirement of Section 404(a)(1)(C) of ERISA; and (c) whether such investment will result in recognition of unrelated business taxable income by such plan and, if so, the potential after-tax investment return. See "Tax Considerations--Uniformity of Units--Tax-Exempt Organizations and Certain Other Investors." The person with investment discretion with respect to the assets of an employee benefit plan (a "fiduciary") should determine whether an investment in the Partnership is authorized by the appropriate governing instrument and is a proper investment for such plan.

    Section 406 of ERISA and Section 4975 of the Code (which also applies to IRAs that are not considered part of an employee benefit plan) prohibit an employee benefit plan from engaging in certain transactions involving "plan assets" with parties that are "parties in interest" under ERISA or "disqualified persons" under the Code with respect to the plan.

    In addition to considering whether the purchase of Common Units is a prohibited transaction, a fiduciary of an employee benefit plan should consider whether such plan will, by investing in the Partnership, be deemed to own an undivided interest in the assets of the Partnership, with the result that the Managing General Partner also would be a fiduciary of such plan and the operations of the Partnership would be subject to the regulatory restrictions of ERISA, including its prohibited transaction rules, as well as the prohibited transaction rules of the Code.

    The Department of Labor regulations provide guidance with respect to whether the assets of an entity in which employee benefit plans acquire equity interests would be deemed "plan assets" under certain circumstances. Pursuant to these regulations, an entity's assets would not be considered to be "plan assets" if, among other things, (a) the equity interest acquired by employee benefit plans are publicly offered securities--i.e., the equity interests are widely held by 100 or more investors independent of the issuer and each other, freely transferable and registered pursuant to certain provisions of the federal securities laws, (b) the entity is an "operating company"--i.e., it is primarily engaged in the production or sale of a product or service other than the investment of capital either directly or through a majority owned subsidiary or subsidiaries, or (c) there is no significant investment by benefit plan investors, which is defined to mean that less than 25% of the value of each class of equity interest (disregarding certain interests held by the Managing General Partner, its affiliates, and certain other persons) is held by the employee benefit plans referred to above, IRAs and other employee benefit plans not subject to ERISA (such as governmental plans). The Partnership's assets should not be considered "plan assets" under these regulations because it is expected that the investment will satisfy the requirements in (a) and (b) above and may also satisfy the requirements in (c).

    Plan fiduciaries contemplating a purchase of Common Units should consult with their own counsel regarding the consequences under ERISA and the Code in light of the serious penalties imposed on persons who engage in prohibited transactions or other violations.

                          VALIDITY OF THE COMMON UNITS

    The validity of the Common Units has been passed upon for the Partnership by Schiff Hardin & Waite, Chicago, Illinois.

                                    EXPERTS

    The audited financial statements of Cornerstone Propane Partners, L.P. included in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

    The audited financial statements included in this Prospectus for Empire Energy Corporation, to the extent and for the periods indicated in their report, have been audited by Baird, Kurtz & Dobson, independent public accountants, and are included herein in reliance upon the report of said firm given upon its authority as experts in giving such report.

    The audited financial statements of SYN Inc. included in this Prospectus have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

    The CGI Holdings, Inc. financial statements as of July 31, 1996 and for each of the two years in the period ended July 31, 1996, and for the four and one-half months ended December 16, 1996 included in this Prospectus have been so included in reliance on the report of Price Waterhouse LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

    The audited financial statements included in this Prospectus for Synergy Group Incorporated, to the extent and for the periods indicated in their report, have been audited by Baird, Kurtz & Dobson, independent public accountants, and are included herein in reliance upon the report of said firm given upon its authority as experts in giving such report.

                       CORNERSTONE PROPANE PARTNERS, L.P.
                         INDEX TO FINANCIAL STATEMENTS

                                                                                                               PAGE
                                                                                                             ---------
CORNERSTONE PROPANE PARTNERS, L.P.

Report of Independent Public Accountants...................................................................        F-3
Consolidated Balance Sheet as of June 30, 1997 and September 30, 1997 (unaudited)..........................        F-4
Consolidated Statements of Income for the six and one-half month period ended June 30, 1997 and the three
  months ended September 30, 1997 (unaudited)..............................................................        F-5
Consolidated Statements of Cash Flows for the six and one-half month period ended June 30, 1997 and the
  three months ended September 30, 1997 (unaudited)........................................................        F-6
Consolidated Statements of Partners' Capital for the six and one-half month period ended June 30, 1997 and
  the three months ended September 30, 1997 (unaudited)....................................................        F-7
Notes to Consolidated Financial Statements.................................................................        F-8

EMPIRE ENERGY CORPORATION

Independent Accountants' Report............................................................................       F-18
Consolidated Balance Sheet as of June 30, 1996.............................................................       F-19
Consolidated Statements of Operations for the Two and One-Half Months Ended December 16, 1996, the Two
  Months Ended September 30, 1996, the Month Ended July 31, 1996 and the Years Ended June 30, 1996 and
  1995.....................................................................................................       F-20
Consolidated Statements of Stockholders' Equity for the Two and One-Half Months Ended December 16, 1996,
  the Two Months Ended September 30, 1996, the Month Ended July 31, 1996 and the Years Ended June 30, 1996
  and 1995.................................................................................................       F-21
Consolidated Statements of Cash Flows for the Two and One-Half Months Ended December 16, 1996, the Two
  Months Ended September 30, 1996, the Month Ended July 31, 1996 and the Years Ended June 30, 1996 and
  1995.....................................................................................................       F-22
Notes to Consolidated Financial Statements.................................................................       F-24

CGI HOLDINGS, INC.

Report of Independent Accountants..........................................................................       F-33
Consolidated Balance Sheet as of July 31, 1996.............................................................       F-34
Consolidated Statements of Operations for the Four and One-Half Month Period Ended December 16, 1996, the
  Years Ended July 31, 1996 and 1995 and the Three Months Ended October 31, 1996 (unaudited)...............       F-35
Consolidated Statements of Stockholders' Equity for the Four and One-Half Month Period Ended December 16,
  1996 and the Years Ended July 31, 1996 and 1995..........................................................       F-36
Consolidated Statements of Cash Flows for the Four and One-Half Month Period Ended December 16, 1996, the
  Years Ended July 31, 1996 and 1995 and the Three Months Ended October 31, 1996 (unaudited)...............       F-37
Notes to Consolidated Financial Statements.................................................................       F-39

                                                                                                               PAGE
                                                                                                             ---------
SYN, INC.

Report of Independent Public Accountants...................................................................       F-52
Consolidated Balance Sheet as of June 30, 1996.............................................................       F-53
Consolidated Statements of Operations for the period ended June 30, 1996, the period Ended December 16,
  1996 and the Three Months Ended September 30, 1996 (unaudited)...........................................       F-54
Consolidated Statements of Stockholders' Equity for the period ended June 30, 1996 and the period Ended
  December 16, 1996........................................................................................       F-55
Consolidated Statements of Cash Flows for the period ended June 30, 1996, the period Ended December 16,
  1996 and the Three Months ended September 30, 1996 (unaudited)...........................................       F-56
Notes to Consolidated Financial Statements.................................................................       F-57

SYNERGY GROUP INCORPORATED

Independent Accountants Report.............................................................................       F-64
Consolidated Statements of Operations for the period ended August 14, 1995, and the Year Ended March 31,
  1995.....................................................................................................       F-65
Consolidated Statements of Stockholders' Equity (Deficit) for the period ended August 14, 1995, and the
  Year Ended March 31, 1995................................................................................       F-66
Consolidated Statements of Cash Flows for the period ended August 14, 1995, and the Year Ended March 31,
  1995.....................................................................................................       F-67
Notes to Consolidated Financial Statements.................................................................       F-68

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Cornerstone Propane Partners, L.P.

    We have audited the accompanying consolidated balance sheet of CORNERSTONE PROPANE PARTNERS, L.P., (A DELAWARE LIMITED PARTNERSHIP) AND SUBSIDIARY as of June 30, 1997, and the related consolidated statements of income, cash flows and partners' capital for the period from commencement of operations (December 17, 1996) to June 30, 1997. These financial statements are the responsibility of the partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cornerstone Propane Partners, L.P. and Subsidiary as of June 30, 1997, and the results of their operations and their cash flows for the period from commencement of operations (December 17, 1996) to June 30, 1997, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Minneapolis, Minnesota
August 4, 1997

               CORNERSTONE PROPANE PARTNERS, L.P. AND SUBSIDIARY
                          CONSOLIDATED BALANCE SHEETS
                    (DOLLARS IN THOUSANDS, EXCEPT UNIT DATA)

                                                                                          JUNE 30,
                                                                                            1997
                                                                                         ----------  SEPTEMBER 30,
                                                                                                         1997
                                                                                                     -------------
                                                                                                      (UNAUDITED)
                                                      ASSETS

Current Assets:
  Cash and cash equivalents............................................................  $    8,406   $     8,593
  Trade receivables, net...............................................................      41,924        46,391
  Inventories..........................................................................      15,538        15,908
  Prepaid expenses and other current assets............................................       4,393         4,225
                                                                                         ----------  -------------
    Total current assets...............................................................      70,261        75,117
Property, plant and equipment, net.....................................................     247,943       250,300
Goodwill and other intangible assets, net..............................................     221,748       220,963
Other assets...........................................................................       1,041         2,404
                                                                                         ----------  -------------
    Total assets.......................................................................  $  540,993   $   548,784
                                                                                         ----------  -------------
                                                                                         ----------  -------------

                                        LIABILITIES AND PARTNERS' CAPITAL

Current Liabilities:
  Current portion of long-term debt....................................................  $    5,736   $     5,010
  Trade accounts payable...............................................................      42,334        42,351
  Accrued expenses.....................................................................      12,672        16,827
                                                                                         ----------  -------------
    Total current liabilities..........................................................      60,742        64,188
Long-term debt.........................................................................     231,532       251,155
Due to related party...................................................................         740           740
Other noncurrent liabilities...........................................................       4,050         5,895
                                                                                         ----------  -------------
    Total liabilities..................................................................     297,064       321,978
                                                                                         ----------  -------------
Commitments and contingencies
Partners' Capital:
  Common unitholders, 10,512,805 units issued and outstanding..........................     146,851       136,542
  Subordinated unitholders, 6,597,619 units issued and outstanding.....................      92,106        85,636
  General partners.....................................................................       4,972         4,628
                                                                                         ----------  -------------
    Total partners' capital............................................................     243,929       226,806
                                                                                         ----------  -------------
    Total liabilities and partners' capital............................................  $  540,993   $   548,784
                                                                                         ----------  -------------
                                                                                         ----------  -------------

   The accompanying notes are an integral part of these consolidated balance sheets.

               CORNERSTONE PROPANE PARTNERS, L.P. AND SUBSIDIARY
                       CONSOLIDATED STATEMENTS OF INCOME
                  (DOLLARS IN THOUSANDS, EXCEPT PER UNIT DATA)

                                                                        FROM COMMENCEMENT OF
                                                                           OPERATIONS ON
                                                                        DECEMBER 17, 1996 TO
                                                                              JUNE 30,
                                                                                1997
                                                                        --------------------  THREE MONTHS ENDED
                                                                                                 SEPTEMBER 30,
                                                                                                     1997
                                                                                              -------------------
                                                                                                  (UNAUDITED)
Revenues..............................................................      $    389,630          $   152,157
Cost of sales.........................................................           315,324              127,855
                                                                                --------             --------
Gross profit..........................................................            74,306               24,302
                                                                                --------             --------
Expenses
  Operating, general and administrative...............................            50,023               22,602
  Depreciation and amortization.......................................             8,519                4,592
                                                                                --------             --------
                                                                                  58,542               27,194
                                                                                --------             --------
Operating income (loss)...............................................            15,764               (2,892)
Interest expense......................................................             9,944                4,782
                                                                                --------             --------
Net income (loss) before provision for income taxes...................             5,820               (7,674)
Provision for income taxes............................................                64                   20
                                                                                --------             --------
Net income............................................................      $      5,756          $    (7,694)
                                                                                --------             --------
                                                                                --------             --------
General partners' interest in net income (loss).......................      $        212          $      (155)
                                                                                                     --------
                                                                                                     --------
Limited partners' interest in net income (loss).......................      $      5,544          $    (7,539)
                                                                                --------             --------
                                                                                --------             --------
Net income (loss) per unit............................................      $       0.34          $      (.46)
                                                                                --------             --------
                                                                                --------             --------
Weighted average number of units outstanding..........................            16,531               16,712
                                                                                --------             --------
                                                                                --------             --------

  The accompanying notes are an integral part of these consolidated financial statements.

               CORNERSTONE PROPANE PARTNERS, L.P. AND SUBSIDIARY
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)

                                                                          FROM COMMENCEMENT
                                                                            OF OPERATIONS         THREE MONTHS
                                                                         ON DECEMBER 17, 1996        ENDED
                                                                           TO JUNE 30, 1997    SEPTEMBER 30, 1997
                                                                         --------------------  ------------------
                                                                                                  (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)....................................................      $      5,756          $   (7,694)
  Adjustments to reconcile net income to net cash from operating activities:
    Depreciation and amortization......................................             8,519               4,592
    Changes in assets and liabilities, net of effect of acquisitions and dispositions:
      Trade receivables................................................            37,100              (4,467)
      Inventories......................................................            11,020                (370)
      Prepaid expenses and other current assets........................              (734)                268
      Trade accounts payable...........................................           (40,335)                 17
      Accrued expenses, other assets and other noncurrent
        liabilities....................................................           (10,175)              3,641
                                                                               ----------             -------
      Net cash provided by operating activities........................            11,151              (4,013)
                                                                               ----------             -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Proceeds from sale of assets.........................................               473              --
  Expenditures for property, plant and equipment.......................            (2,427)             (4,522)
  Acquisitions, net of cash received...................................            (1,800)             (1,472)
                                                                               ----------             -------
      Net cash used in investing activities............................            (3,754)             (5,994)
                                                                               ----------             -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Borrowings on Working Capital Facility...............................             4,600              19,600
  Payments on Working Capital Facility.................................           (12,800)                 --
  Borrowings on purchase obligations...................................             2,083                 553
  Payments on purchase obligations.....................................            (1,284)               (530)
  Partnership distributions............................................           (10,614)             (9,429)
                                                                               ----------             -------
      Net cash used in financing activities............................           (18,015)             10,194
                                                                               ----------             -------
PARTNERSHIP FORMATION TRANSACTIONS:
  Net proceeds from issuance of Common and Subordinated Units..........           191,804                  --
  Borrowings on Working Capital Facility...............................            12,800                  --
  Issuance of long-term debt...........................................           220,000                  --
  Cash transfers from predecessor companies............................            22,418                  --
  Repayment of long-term debt and related interest.....................          (337,631)                 --
  Distribution to Special General Partner for the redemption of
    preferred stock....................................................           (61,196)                 --
  Distribution to Special General Partner..............................           (15,500)                 --
  Other fees and expenses..............................................           (13,673)                 --
                                                                               ----------             -------
      Net cash provided by partnership formation transactions..........            19,022                  --
                                                                               ----------             -------
INCREASE IN CASH AND CASH EQUIVALENTS..................................             8,404                 187
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD.........................                 2               8,406
                                                                               ----------             -------
CASH AND CASH EQUIVALENTS, END OF PERIOD...............................      $      8,406          $    8,593
                                                                               ----------             -------
                                                                               ----------             -------

  The accompanying notes are an integral part of these consolidated financial statements.

               CORNERSTONE PROPANE PARTNERS, L.P. AND SUBSIDIARY
                  CONSOLIDATED STATEMENTS OF PARTNERS' CAPITAL
                    (DOLLARS IN THOUSANDS, EXCEPT UNIT DATA)

                                           NUMBER OF UNITS                                                 TOTAL
                                      --------------------------                              GENERAL    PARTNERS'
                                         COMMON     SUBORDINATED    COMMON    SUBORDINATED    PARTNER     CAPITAL
                                      ------------  ------------  ----------  ------------  -----------  ----------
Balance, Commencement of Operations
 on December 17, 1996...............            --           --   $       --   $       --    $      --   $       --
Contribution of net assets of
 predecessor companies and issuance
 of Common Units....................     9,821,000    6,597,619      136,997       92,032           --      229,029
Issuance of Common units in
 connection with acquisitions.......       691,805           --       14,784           --           --       14,784
Issuance of 2% interest for general
 partner contribution...............            --           --           --           --        4,674        4,674
Additional general partner
 contribution in connection with
 acquisitions.......................            --           --           --           --          300          300
Quarterly distribution..............            --           --       (6,244)      (4,156)        (214)     (10,614)
Net income..........................            --           --        1,314        4,230          212        5,756
                                      ------------  ------------  ----------  ------------  -----------  ----------
Balance, June 30, 1997..............    10,512,805    6,597,619      146,851       92,106        4,972      243,929
Quarterly Distribution
 (unaudited)........................            --           --       (5,677)      (3,563)        (189)      (9,429)
Net loss (unaudited)................            --           --       (4,632)      (2,907)        (155)      (7,694)
                                      ------------  ------------  ----------  ------------  -----------  ----------
Balance, September 30, 1997
 (unaudited)........................    10,512,805    6,597,619   $  136,542   $   85,636    $   4,628   $  226,806
                                      ------------  ------------  ----------  ------------  -----------  ----------
                                      ------------  ------------  ----------  ------------  -----------  ----------

  The accompanying notes are an integral part of these consolidated financial statements.

               CORNERSTONE PROPANE PARTNERS, L.P. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                    (DOLLARS IN THOUSANDS, EXCEPT UNIT DATA)

1. PARTNERSHIP ORGANIZATION AND FORMATION

    Cornerstone Propane Partners, L.P. ("Cornerstone Partners") was formed on October 7, 1996 as a Delaware limited partnership. Cornerstone Partners and its subsidiary Cornerstone Propane, L.P., a Delaware limited partnership (the "Operating Partnership"), were formed to acquire, own and operate substantially all of the propane businesses and assets of SYN Inc. and its subsidiaries ("Synergy"), Empire Energy Corporation and its subsidiaries ("Empire") and CGI Holdings, Inc. and its subsidiaries ("Coast"). The principal predecessor entities, Synergy, Empire and Coast, are collectively referred to herein as the "Predecessor Companies." The consolidated financial statements include the accounts of Cornerstone Partners, the Operating Partnership and its corporate subsidiary, Cornerstone Sales & Service Corporation, a Delaware corporation, collectively referred to herein as the "Partnership". The Operating Partnership is, and the Predecessor Companies were, principally engaged in (a) the retail marketing and distribution of propane for residential, commercial, industrial, agricultural and other retail uses; (b) the wholesale marketing and distribution of propane and natural gas liquids and crude oil to the retail propane industry, the chemical and petrochemical industries and other commercial and agricultural markets; (c) the repair and maintenance of propane heating systems and appliances and; (d) the sale of propane-related supplies, appliances and other equipment. The Partnership entities commenced operations on December 17, 1996, pursuant to a Contribution, Conveyance and Assumption Agreement dated as of the same date, wherein substantially all of the assets and liabilities of the Predecessor Companies were contributed to the Operating Partnership (the "Conveyance"). As a result of the Conveyance, Cornerstone Propane GP, Inc., a Delaware corporation and the managing general partner of Cornerstone Partners and the Operating Partnership (the "Managing General Partner"), and SYN Inc., a Delaware corporation and the special general partner of Cornerstone Partners and the Operating Partnership (the "Special General Partner"), received all interests in the Operating Partnership, and the Operating Partnership received substantially all assets and assumed substantially all liabilities of the Predecessor Companies. Immediately after the Conveyance, and in accordance with the Amended and Restated Agreement of Limited Partnership of Cornerstone Partners (the "Partnership Agreement"), the Managing General Partner and the Special General Partner conveyed their limited partner interests in the Operating Partnership to Cornerstone Partners in exchange for a 2% interest in Cornerstone Partners and the Operating Partnership.

    Following these transactions, on December 17, 1996, Cornerstone Partners completed its initial public offering through underwriters of 9,821,000 Common Units (the "IPO") at a price to the public of $21.00 a unit. The net proceeds of approximately $191,804 from the IPO, the proceeds from the issuance of $220,000 aggregate principal amount of the Operating Partnership's 7.53% senior notes, and $12,800 borrowings under the Working Capital Facility (as described in Note
3) were used to repay $337,631 in liabilities assumed by the Operating Partnership (including $141,799 paid to affiliates of the Managing General Partner) that were in large part incurred in connection with the transactions entered into prior to the IPO. A portion of the funds was distributed to the Special General Partner to redeem its preferred stock ($61,196), to provide net worth to the Special General Partner ($15,500) and to pay expenses of the Partnership organization and formation ($13,673).

    Partners' capital of limited partners immediately after the IPO consisted of 9,821,000 Common Units and 6,597,619 Subordinated Units, representing an aggregate 58.6% and 39.4% limited partner interest in Cornerstone Partners, respectively. Partners' capital of General Partners consists of a 2% interest in the Partnership.

               CORNERSTONE PROPANE PARTNERS, L.P. AND SUBSIDIARY

                    (DOLLARS IN THOUSANDS, EXCEPT UNIT DATA)

1. PARTNERSHIP ORGANIZATION AND FORMATION (CONTINUED)
    During the Subordination Period (as described in Note 4), the Partnership may issue up to 4,270,000 additional Parity Units (generally defined as Common Units and all other Units having rights to distribution or in liquidation ranking on a parity with the Common Units), excluding Common Units issued in connection with (a) employee benefit plans and (b) the conversion of Subordinated Units into Common Units, without the approval of a majority of the Unitholders. The Partnership may issue an unlimited number of additional Parity Units without Unitholder approval if such issuance occurs in connection with acquisitions, including, in certain circumstances, the repayment of debt incurred in connection with an acquisition. In addition, under certain conditions the Partnership may issue without Unitholder approval an unlimited number of parity securities for the repayment of up to $75 million of long-term indebtedness of the Partnership. After the Subordination Period, the Managing General Partner may cause the Partnership to issue an unlimited number of additional limited partner interests and other equity securities of the Partnership for such consideration and on such terms and conditions as shall be established by the Managing General Partner at its sole discretion.

    Effective April 16, 1997, the Partnership registered 750,000 additional Common Units to be used for future acquisitions. The Partnership consummated several acquisitions during the quarter ended June 30, 1997. The total consideration for these acquisitions was approximately $20.5 million of which approximately $14.8 million was in the form of Common Units (approximately 692,000 Common Units) with the remainder paid primarily with the issuance of debt. All acquisitions have been accounted for using the purchase method of accounting and had no significant effect on operating results for the period ended June 30, 1997.

    Cornerstone Partners and the Operating Partnership have no employees. The Managing General Partner conducts, directs and manages all activities of Cornerstone Partners and the Operating Partnership and is reimbursed on a monthly basis for all direct and indirect expenses incurred on their behalf.

2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    NATURE OF OPERATIONS. The Partnership believes it is the fifth largest retail marketer of propane in the United States in terms of volume, serving more than 360,000 residential, commercial, industrial and agricultural customers from 296 customer service centers in 26 states. The Partnership was formed to own and operate the propane business and assets of Synergy, Empire and Coast. The Partnership's operations are concentrated in the east coast, south-central and west coast regions of the United States.

    BASIS OF PRESENTATION. The consolidated financial statements include the accounts of the Partnership and its Subsidiary following the date of acquisition. The acquisitions of the Predecessor Companies have been accounted for as purchase business combinations based on the fair value of the net assets acquired. All purchase price allocations for the acquisition of the Predecessor Companies are preliminary in nature and are subject to change within the twelve months following the acquisitions based on refinements as actual data becomes available. All significant intercompany transactions and accounts have been eliminated.

    FISCAL YEAR. The Partnership's fiscal year is July 1 to June 30. Because the Partnership commenced operations upon completion of the IPO, the accompanying consolidated statements of income, cash flows and partners' capital are for the period from commencement of operations on December 17, 1996 to June 30, 1997.

               CORNERSTONE PROPANE PARTNERS, L.P. AND SUBSIDIARY

                    (DOLLARS IN THOUSANDS, EXCEPT UNIT DATA)

2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    USE OF ESTIMATES. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    FINANCIAL INSTRUMENTS. The carrying amounts reported in the consolidated balance sheet for cash and cash equivalents, accounts receivable and accounts payable approximate fair value because of the immediate or short-term maturity of these financial instruments. Based on the borrowing rates currently available to the Partnership for bank loans with similar terms and average maturities, the fair value of long-term debt was substantially the same as its carrying value.

    The Partnership routinely uses commodity futures contracts to reduce the risk of future price fluctuations for natural gas and liquified petroleum gas
(LPG) inventories and contracts. Gains and losses on futures contracts purchased as hedges are deferred and recognized in cost of sales as a component of the product cost for the related hedged transaction. In the statement of cash flows, cash flows from qualifying hedges are classified in the same category as the cash flows from the items being hedged. Net realized gains and losses for the current fiscal year and unrealized gains, losses on outstanding positions and open positions as of June 30, 1997, were not material.

    REVENUE RECOGNITION. Sales of natural gas, crude oil, natural gas liquids and LPG and the related cost of product are recognized upon delivery of the product.

    CASH AND CASH EQUIVALENTS. The Partnership considers all liquid investments with original maturities of three months or less to be cash equivalents. Cash equivalents consisted primarily of certificates of deposit.

    ACCOUNTS RECEIVABLE. The outstanding balance is stated net of allowance of doubtful accounts of $3,083 and $3,332 at June 30, 1997 and September 30, 1997.

    INVENTORIES. Inventories are stated at the lower of cost or market. The cost of natural gas, crude oil, natural gas liquids and LPG is determined using the first-in, first-out (FIFO) method. The cost of gas distribution parts, appliances and equipment is determined using the weighted average method. The major components of inventory consisted of the following:

                                                                                JUNE 30,   SEPTEMBER 30,
                                                                                  1997         1997
                                                                                ---------  -------------
LPG and other.................................................................  $   7,122    $   6,841
Appliances....................................................................      3,846        4,666
Parts and fittings............................................................      4,570        4,401
                                                                                ---------  -------------
                                                                                $  15,538    $  15,908
                                                                                ---------  -------------
                                                                                ---------  -------------

    PROPERTY, PLANT AND EQUIPMENT. Property, plant and equipment are stated at cost of acquisition, primarily based upon estimates of fair value at the date of the IPO. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows: buildings and improvements, 25 to 33 years; LPG storage and rental tanks, 40 to 50 years; and office furniture, equipment and tank installation costs, 5 to 10 years. Leasehold improvements are amortized over the shorter of the estimated

               CORNERSTONE PROPANE PARTNERS, L.P. AND SUBSIDIARY

                    (DOLLARS IN THOUSANDS, EXCEPT UNIT DATA)

2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) useful life or the lease term. When property, plant or equipment is retired or otherwise disposed, the cost and related accumulated depreciation is removed from the accounts, and the resulting gain or loss is credited or charged to operations. Maintenance and repairs are charged to earnings, while replacements and betterments that extend estimated useful lives are capitalized. Property, plant and equipment consisted of the following:

                                                                                JUNE 30,   SEPTEMBER 30,
                                                                                  1997         1997
                                                                               ----------  -------------
Land.........................................................................  $    8,388   $    10,940
Buildings and improvements...................................................      11,256        11,196
Storage and consumer tanks...................................................     206,014       208,032
Other equipment..............................................................      27,843        28,381
                                                                               ----------  -------------
                                                                                  253,501       258,549
Accumulated depreciation.....................................................       5,558         8,249
                                                                               ----------  -------------
                                                                               $  247,943   $   250,300
                                                                               ----------  -------------
                                                                               ----------  -------------

    GOODWILL AND OTHER INTANGIBLE ASSETS. The excess of acquisition cost over the estimated fair market value of identifiable net assets of acquired businesses (goodwill) is being amortized on a straight-line basis over 40 years. Noncompete agreements are amortized over the term of the agreement. Financing costs are amortized over the term of the Senior Notes. Goodwill and other intangible assets consisted of the following:

                                                                                JUNE 30,   SEPTEMBER 30,
                                                                                  1997         1997
                                                                               ----------  -------------
Goodwill.....................................................................  $  213,092   $   215,728
Noncompete agreements........................................................       4,398         4,567
Financing costs..............................................................       7,116         7,125
                                                                               ----------  -------------
                                                                                  224,606       227,420
Accumulated amortization.....................................................       2,858         6,457
                                                                               ----------  -------------
                                                                               $  221,748   $   220,963
                                                                               ----------  -------------
                                                                               ----------  -------------

    It is the Partnership's policy to review long-lived assets including intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If such a review should indicate that the carrying amount of intangible assets is not recoverable, it is the Partnership's policy to reduce the carrying amount of such assets to fair value.

    INCOME TAXES. Neither Cornerstone Partners nor the Operating Partnership is directly subject to federal and state income taxes. Instead, taxable income or loss is allocated to the individual partners. As a result, no income tax expense has been reflected in the Partnership's consolidated financial statements relating to the earnings of Cornerstone Partners or the Operating Partnership. The Operating Partnership has one subsidiary which operates in corporate form and is subject to federal and state income taxes. Accordingly, the Partnership's consolidated financial statements reflect income tax expense related to the subsidiary's earnings. Net earnings for financial statement purposes may differ significantly from taxable

               CORNERSTONE PROPANE PARTNERS, L.P. AND SUBSIDIARY

                    (DOLLARS IN THOUSANDS, EXCEPT UNIT DATA)

2. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) income reportable to Unitholders as a result of differences between the tax basis and financial reporting basis of assets and liabilities and the taxable income allocation requirements under the Partnership agreement.

    NET INCOME PER UNIT. Net income per Unit is computed by dividing net income, after deducting the General Partners' 2% interest, by the weighted average number of outstanding Common and Subordinated Units. In accordance with the IPO Prospectus, 100% of the income for the 14-day period ended December 31, 1996, was allocated to the Subordinated Unitholders and the General Partners.

    UNIT-BASED COMPENSATION. The Partnership accounts for unit-based compensation (see Note 6) as (a) deferred compensation for time-vesting units and (b) contingent consideration for performance-vesting units. Compensation expense for the time-vesting units is recognized over the vesting period. Compensation expense for the performance-vesting units is recognized when the units become issuable. Time-vesting units are considered Common Unit equivalents for the purpose of computing primary earnings per unit. Performance-vesting units are considered for the purpose of computing fully diluted earnings per unit. The Partnership has adopted Financial Accounting Standards Board (FASB) Statement No. 123, "Accounting for Stock-Based Compensation" for disclosure purposes only. Pro forma disclosures of net income and net income per unit as if the fair value based method of accounting for stock options under FASB Statement No. 123 had been applied would not have changed net income and net income per unit.

    Recently Issued Accounting Standards--FASB Statement No. 128, "Earnings per Share" ("Statement No. 128), issued in February 1997 and effective for fiscal years ending after December 15, 1997, establishes and simplifies standards for computing and presenting earnings per share. Implementation of Statement No. 128 will not have a material impact on the Partnership's computation or presentation of earnings per unit, as the Partnership's common unit equivalents have had no material effect on earnings per unit amounts.

    FASB Statement No. 130, "Reporting Comprehensive Income," issued in June 1997 and effective for fiscal years beginning after December 15, 1997, established standards for reporting and display of the total of net income and all other nonowner changes in partners' capital, or comprehensive income, either below net income (loss) in the statement of operations, in a separate statement of comprehensive income (loss) or within the statement of partners' capital. The Partnership has had no significant items of other comprehensive income.

3. LONG-TERM DEBT

    Long-term debt consisted of the following:

                                                                                JUNE 30,   SEPTEMBER 30,
                                                                                  1997         1997
                                                                               ----------  -------------
Working Capital Facility.....................................................  $    4,600   $    24,200
Senior Notes.................................................................     220,000       220,000
Purchase contract obligations................................................      12,668        11,965
                                                                               ----------  -------------
                                                                                  237,268       256,165
  Less current maturities....................................................       5,736         5,010
                                                                               ----------  -------------
                                                                               $  231,532   $   251,155
                                                                               ----------  -------------
                                                                               ----------  -------------

               CORNERSTONE PROPANE PARTNERS, L.P. AND SUBSIDIARY

                    (DOLLARS IN THOUSANDS, EXCEPT UNIT DATA)

3. LONG-TERM DEBT (CONTINUED)
    Concurrently with the IPO, the Operating Partnership entered into a credit agreement (the "Bank Credit Agreement") which consists of a Working Capital Facility and an Acquisition Facility.

    The Working Capital Facility provides for revolving borrowings up to $50,000 (including a $30,000 sublimit for letters of credit through March 31, 1997 and $20,000 thereafter), and matures on December 31, 1999. The Bank Credit Agreement provides that there must be less than $10,000 outstanding under the Working Capital Facility (excluding letters of credit) for at least 30 consecutive days during each fiscal year. Outstanding letters of credit totaled $7,600 at June 30, 1997 and $19,750 at September 30, 1997.

    The Acquisition Facility provides the Operating Partnership with the ability to borrow up to $75,000 to finance propane business acquisitions. The Acquisition Facility operates as a revolving facility through December 31, 1999, at which time any loans then outstanding may be converted to term loans and be amortized quarterly for a period of four years thereafter. No amounts were outstanding at June 30, 1997 and September 30, 1997.

    The Operating Partnership's obligations under the Bank Credit Agreement are secured, on an equal and ratable basis, with its obligations under the Senior Note Agreement, by a first priority security interest in the Operating Partnership's inventory, accounts receivable and certain customer storage tanks. Loans under the Bank Credit Agreement bear interest at variable base or Eurodollar rates. At June 30, 1997, the applicable base and Eurodollar rates were 8.625% and 5.938%, respectively. In addition, an annual fee is payable quarterly by the Operating Partnership (whether or not borrowings occur) ranging from .125% to .325% depending upon various financial ratios. The weighted-average interest rate for the period ended June 30, 1997, was 8.494% per annum and 7.7645% per annum for the three months ended September 30, 1997.

    The Bank Credit Agreement contains various terms and covenants, including financial ratio covenants with respect to debt and interest coverage, and limitations, among others, on the ability of the Operating Partnership to incur or maintain certain indebtedness or liens, make investments and loans, enter into mergers, consolidations or sales of all or substantially all of its assets and make asset sales. The Operating Partnership was in compliance with all terms and covenants at June 30, 1997 and September 30, 1997.

    On the IPO date, the Operating Partnership issued $220,000 of Senior Notes with a fixed annual interest rate of 7.53% pursuant to note purchase agreements with various investors (collectively, the "Note Agreement"). The Senior Notes mature on December 30, 2010, and require semi-annual interest payments each December 30 and June 30. The Note Agreement requires that the principal be paid in equal annual payments of $27,500 starting December 30, 2003.

    Purchase contract obligations arise from the purchase of operating businesses and are collateralized by the equipment and real estate acquired in the respective acquisitions. At June 30, 1997 and September 30, 1997, those obligations carried interest rates ranging from 5.0% to 10.0% per annum and were due periodically through 2007.

               CORNERSTONE PROPANE PARTNERS, L.P. AND SUBSIDIARY

                    (DOLLARS IN THOUSANDS, EXCEPT UNIT DATA)

3. LONG-TERM DEBT (CONTINUED)
    Aggregate annual maturities of the long-term debt outstanding at June 30, 1997, are:

1998..............................................  $   5,736
1999..............................................      1,557
2000..............................................      6,478
2001..............................................      1,092
2002..............................................        641
Thereafter........................................    221,764
                                                    ---------
                                                    $ 237,268
                                                    ---------
                                                    ---------

4. DISTRIBUTIONS OF AVAILABLE CASH

    The Partnership will make distributions to its partners with respect to each fiscal quarter of the Partnership within 45 days after the end of each fiscal quarter in an aggregate amount equal to its Available Cash for such quarter. Available Cash generally means, with respect to any fiscal quarter of the Partnership, all cash on hand at the end of such quarter less the amount of cash reserves established by the Managing General Partner in its reasonable discretion for future cash requirements. These reserves are retained to provide for the proper conduct of the Partnership's business, the payment of debt principal and interest and to provide funds for distribution during the next four quarters.

    The Partnership will distribute 100% of its Available Cash (98% to all Unitholders and 2% to the General Partners) until the Minimum Quarterly Distribution ($.54 per unit) for such quarter has been met. During the Subordination Period (defined below), to the extent there is sufficient Available Cash, the holders of Common Units have the right to receive the Minimum Quarterly Distribution, plus any arrearages, prior to the distribution of Available Cash to holders of Subordinated Units. For the period commencing December 17, 1996, and ending March 31, 1997, the Partnership paid a Minimum Quarterly Distribution of $.63 per Common and Subordinated Unit amounting to approximately $10,614. Subsequent to June 30, 1997, the Partnership declared a Minimum Quarterly Distribution, for the period from April 1, 1997, to June 30, 1997, of $.54 per Common and Subordinated Unit totaling approximately $9,429. Subsequent to September 30, 1997, the Partnership declared a Minimum Quarterly Distribution for the three months ended September 30, 1997 of $.54 per Common and Subordinated Unit totaling approximately $9,429.

    The Subordination Period will generally extend to the first day of any quarter beginning after December 31, 2001, in which (a) distributions from Operating Surplus (as defined in the Partnership Agreement) on the Common Units and the Subordinated Units with respect to each of the three consecutive four-quarter periods immediately preceding such date equaled or exceeded the Minimum Quarterly Distribution on all of the outstanding Common and Subordinated Units during such periods, (b) the Adjusted Operating Surplus (as defined in the Partnership Agreement) generated during each of the three consecutive four-quarter periods immediately preceding such date equaled or exceeded the Minimum Quarterly Distribution on all of the outstanding Common and Subordinated Units plus the related distribution on the General Partner interests in the Partnership during such periods, and (c) there were no outstanding Common Unit Arrearages.

               CORNERSTONE PROPANE PARTNERS, L.P. AND SUBSIDIARY

                    (DOLLARS IN THOUSANDS, EXCEPT UNIT DATA)

5.  COMMITMENTS AND CONTINGENCIES

    The Partnership has succeeded to obligations of the self-insurance programs maintained by Empire and Synergy for any incidents occurring prior to December 17, 1996. These companies' insurance programs provided coverage for comprehensive general liability and vehicle liability for catastrophic exposures as well as those risks required to be insured by law or contract. These companies retained a significant portion of certain expected losses related primarily to comprehensive general liability and vehicle liability. Estimated liabilities for self-insured losses were recorded based upon the predecessor companies' and the Partnerships' estimates of the aggregate self-insured liability for claims incurred.

    A number of personal injury, property damage and product liability suits are pending or threatened against the Partnership. These lawsuits have arisen in the ordinary course of the Partnership's business and involve claims for actual damages and in some cases, punitive damages, arising from the alleged negligence of the Partnership or as a result of product defects or similar matters. Of the pending or threatened matters, a number involve property damage and several involve serious personal injuries. In certain cases, the claims made are for relatively large amounts. Although any litigation is inherently uncertain, based on past experience, the information currently available to it and the availability of insurance coverage, the Partnership does not believe that these pending or threatened litigation matters will have a material adverse effect on its results of operations or its financial condition.

    The Managing General Partner and its affiliates performing services for the Partnership are entitled to reimbursement for all expenses incurred on behalf of the Partnership, including the cost of compensation properly allocable to the Partnership, and all other expenses necessary or appropriate to the conduct of the business of, and allocable to, the Partnership. These costs, which totaled $30,702 and $14,471 for the period from December 17, 1996, to June 30, 1997 and the three months ended September 30, 1997, include employee compensation and benefit expenses of employees of the Managing General Partner and its affiliates.

6.  RESTRICTED UNIT PLAN

    The Partnership adopted the 1996 Restricted Unit Award Plan (the "Restricted Unit Plan") which authorizes the issuance of Common Units with an aggregate value of $12,500 (595,238 Common Units valued at the Partnerships IPO trading price as of December 12, 1996, of $21.00 per Unit) to executives, directors, managers and selected supervisors of the Partnership. Awards under the Restricted Unit Plan are subject to a bifurcated vesting procedure such that (a) 25% of the awarded Units will vest over time with one-third of such units vesting at the end of each of the third, fifth and seventh anniversaries of the issuance date, and (b) the remaining 75% of the Units will vest automatically upon, and in the same proportions as, the conversion of Subordinated Units to Common Units. Restricted Unit Plan participants are not eligible to receive quarterly distributions or vote their respective Units until vested. Restrictions generally limit the sale or transfer of the Units during the restricted periods. The value of the restricted Unit is established by the market price of the Common Unit at the date of grant. As of and for the period from December 17, 1996 to June 30, 1997, a value of $8,300 of restricted Common Units were awarded.

7.  PARTNERS' CAPITAL

    A portion of the Subordinated Units will convert into Common Units on the first day after the record date established for the distribution in respect of any quarter ending on or after (a) December 31, 1999, (with respect to one-quarter of the Subordinated Units) and (b) December 31, 2000, (with respect to one-

               CORNERSTONE PROPANE PARTNERS, L.P. AND SUBSIDIARY

                    (DOLLARS IN THOUSANDS, EXCEPT UNIT DATA)

7.  PARTNERS' CAPITAL (CONTINUED)
quarter of the Subordinated Units), in respect of which (i) distributions of Available Cash from Operating Surplus on the Common Units and the Subordinated Units with respect to each of the three consecutive four-quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the outstanding Common Units and Subordinated Units during such periods, (ii) the Adjusted Operating Surplus generated during each of the two consecutive four-quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the outstanding Common Units and Subordinated Units and the related distribution on the general partner interests in the Partnership during such periods, and (iii) there are no outstanding Common Unit Arrearages; provided, however that the early conversion of the second one-quarter of Subordinated Units may not occur until at least one year following the early conversion of the first one-quarter of Subordinated Units.

    Upon expiration of the Subordination Period, all remaining Subordinated Units will convert into Common Units on a one-for-one basis and will thereafter participate pro rata with the other Common Units in distributions of Available Cash.

8.  EMPLOYEE BENEFIT PLAN

    The Partnership established a defined contribution 401(k) retirement plan available to substantially all employees. Employees who elect to participate may contribute a percentage of their salaries to the plan. The Partnership may make contributions to the plan at the discretion of the Board of Directors of the Managing General Partner. Contributions to the plan were not material for the period ended June 30, 1997 and the three months ended September 30, 1997.

9.  OPERATING LEASES

    The Partnership leases retail sales offices and administrative office space under noncancelable operating leases expiring at various times through 2006. These leases generally contain renewal options and require the Partnership to pay all executory costs (property taxes, maintenance and insurance). Lease expense for the period ended June 30, 1997, was $2,490.

    Future minimum lease payments at June 30, 1997, were:

1998................................................  $   4,062
1999................................................      3,899
2000................................................      3,851
2001................................................      3,799
2002................................................      3,771
Thereafter..........................................      3,284

               CORNERSTONE PROPANE PARTNERS, L.P. AND SUBSIDIARY

                    (DOLLARS IN THOUSANDS, EXCEPT UNIT DATA)

10.  ADDITIONAL CASH FLOW INFORMATION

                                                                      PERIOD FROM
                                                                   DECEMBER 17, 1996   THREE MONTHS ENDED
                                                                   TO JUNE 30, 1997    SEPTEMBER 30, 1997
                                                                   -----------------  ---------------------
Noncash Transactions
  Assets acquired in exchange for Common Units...................      $  14,784               --
  Assets acquired in exchange for current liabilities assumed....      $   2,283               --
  Assets acquired in exchange for long-term debt assumed or
    issued.......................................................      $   1,244               --
Cash Payment Information
  Cash paid for interest.........................................      $   9,942            $     944

11.  QUARTERLY DATA (UNAUDITED)

                                  DECEMBER 17, 1996                     QUARTER ENDED
                                   TO DECEMBER 31,    -------------------------------------------------
                                        1996          MARCH 31, 1997  JUNE 30, 1997  SEPTEMBER 30, 1997
                                 -------------------  --------------  -------------  ------------------
Revenues.......................       $  40,370         $  220,566     $   128,694      $    152,157
Operating income (loss)........           4,076             15,107          (3,419)           (2,892)
Net income (loss)..............           3,293             10,637          (8,174)           (7,694)
Net income (loss) per unit.....             .20                .63            (.49)             (.46)

                        INDEPENDENT ACCOUNTANTS' REPORT

Board of Directors and Stockholders

Empire Energy Corporation

Lebanon, Missouri

    We have audited the accompanying consolidated balance sheet as of June 30, 1996, and the consolidated statements of operations, stockholders' equity and cash flows of Empire Energy Corporation for the years ended June 30, 1995 and 1996, the one month ended July 31, 1996, the two months ended September 30, 1996 and the two and one-half months ended December 16, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects the financial position of Empire Energy Corporation as of June 30, 1996, and the results of its operations and its cash flows for each of the periods ended June 30, 1995 and 1996, July 31, 1996, September 30, 1996, and December 16, 1996, in conformity with generally accepted accounting principles.

                                          BAIRD KURTZ & DOBSON

Springfield, Missouri

August 4, 1997

                           EMPIRE ENERGY CORPORATION
                           CONSOLIDATED BALANCE SHEET
                                 JUNE 30, 1996
                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                     ASSETS

CURRENT ASSETS:
  Cash......................................................................................  $   2,064
  Trade receivables, less allowance for doubtful accounts: 1996--$1,262.....................      5,724
  Inventories...............................................................................      6,702
  Prepaid expenses..........................................................................        103
  Refundable income taxes...................................................................        457
  Deferred income taxes.....................................................................        996
                                                                                              ---------
    Total Current Assets....................................................................     16,046
                                                                                              ---------
DUE FROM SYN INC............................................................................      7,978
                                                                                              ---------
PROPERTY AND EQUIPMENT, at cost:
  Land and buildings........................................................................      8,903
  Storage and consumer service facilities...................................................     80,615
  Transportation, office and other equipment................................................     18,702
                                                                                              ---------
                                                                                                108,220
  Less Accumulated depreciation.............................................................    (28,686)
                                                                                              ---------
                                                                                                 79,534
                                                                                              ---------
OTHER ASSETS:
  Excess of cost over fair value of net assets acquired, at amortized cost..................      3,033
  Other.....................................................................................        511
                                                                                              ---------
                                                                                                  3,544
                                                                                              ---------
                                                                                              $ 107,102
                                                                                              ---------
                                                                                              ---------

                                 LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current maturities of long-term debt......................................................  $   6,019
  Accounts payable..........................................................................      3,368
  Accrued salaries..........................................................................      1,063
  Accrued expenses..........................................................................      1,676
                                                                                              ---------
    Total Current Liabilities...............................................................     12,126
                                                                                              ---------
LONG-TERM DEBT..............................................................................     25,442
                                                                                              ---------
DEFERRED INCOME TAXES.......................................................................     16,877
                                                                                              ---------
ACCRUED SELF-INSURANCE LIABILITY............................................................      2,424
                                                                                              ---------
STOCKHOLDERS' EQUITY:
  Common stock; $0.001 par value; authorized 17,500,000 shares, issued at June 30, 1996--
    12,004,430 shares.......................................................................         12
  Additional paid-in capital................................................................     46,099
  Retained earnings.........................................................................      4,143
                                                                                              ---------
                                                                                                 50,254
  Treasury stock, at cost--3,000 shares.....................................................        (21)
                                                                                              ---------
                                                                                                 50,233
                                                                                              ---------
                                                                                              $ 107,102
                                                                                              ---------
                                                                                              ---------

                 See Notes to Consolidated Financial Statements

                           EMPIRE ENERGY CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS

            FOR THE TWO AND ONE-HALF MONTHS ENDED DECEMBER 16, 1996,
                    THE TWO MONTHS ENDED SEPTEMBER 30, 1996,
                       THE MONTH ENDED JULY 31, 1996 AND
                     THE YEARS ENDED JUNE 30, 1996 AND 1995
                                 (IN THOUSANDS)

                                                                             FOR THE PERIODS ENDED
                                                             -----------------------------------------------------
                                                              OCT. 1,    AUG. 1,    JULY 1,    FISCAL YEAR ENDED
                                                              1996 TO    1996 TO    1996 TO         JUNE 30,
                                                             DEC. 16,   SEPT. 30,  JULY 31,   --------------------
                                                               1996       1996       1996       1996       1995
                                                             ---------  ---------  ---------  ---------  ---------
REVENUES...................................................  $  28,166  $  12,439  $   2,596  $  98,821  $  56,689
COST OF SALES..............................................     15,400      6,471      1,439     50,080     26,848
                                                             ---------  ---------  ---------  ---------  ---------
GROSS PROFIT...............................................     12,766      5,968      1,157     48,741     29,841
                                                             ---------  ---------  ---------  ---------  ---------
EXPENSES
  Operating, general and administrative....................      6,386      4,528      2,480     33,020     24,435
  Depreciation and amortization............................      1,344      1,087        499      5,875      4,322
                                                             ---------  ---------  ---------  ---------  ---------
                                                                 7,730      5,615      2,979     38,895     28,757
                                                             ---------  ---------  ---------  ---------  ---------
OPERATING INCOME...........................................      5,036        353     (1,822)     9,846      1,084
INTEREST EXPENSE, NET......................................      1,917      1,487        217      2,598         39
                                                             ---------  ---------  ---------  ---------  ---------
INCOME (LOSS) BEFORE INCOME TAXES..........................      3,119     (1,134)    (2,039)     7,248      1,045
INCOME TAX PROVISION (BENEFIT).............................      1,197       (400)      (765)     3,550        600
                                                             ---------  ---------  ---------  ---------  ---------
NET INCOME (LOSS)..........................................  $   1,922  $    (734) $  (1,274) $   3,698  $     455
                                                             ---------  ---------  ---------  ---------  ---------
                                                             ---------  ---------  ---------  ---------  ---------

                 See Notes to Consolidated Financial Statements

                           EMPIRE ENERGY CORPORATION

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

            FOR THE TWO AND ONE-HALF MONTHS ENDED DECEMBER 16, 1996,

                    THE TWO MONTHS ENDED SEPTEMBER 30, 1996,

                       THE MONTH ENDED JULY 31, 1996 AND

                     THE YEARS ENDED JUNE 30, 1996 AND 1995

                                 (IN THOUSANDS)

                                                                        ADDITIONAL                                TOTAL
                                                                          PAID-IN     RETAINED     TREASURY    STOCKHOLDERS'
                                                         COMMON STOCK      STOCK      EARNINGS       STOCK        EQUITY
                                                         -------------  -----------  -----------  -----------  ------------
Balance, June 30, 1994.................................    $      12     $  46,099    $  --        $  --        $   46,111
Purchase of Treasury Stock.............................       --            --           --              (21)          (21)
Net Income.............................................       --            --              445       --               445
                                                                 ---    -----------  -----------         ---   ------------
Balance, June 30, 1995.................................           12        46,099          445          (21)       46,535
Net Income.............................................       --            --            3,698       --             3,698
                                                                 ---    -----------  -----------         ---   ------------
Balance, June 30, 1996.................................           12        46,099        4,143          (21)       50,233
Net Loss...............................................       --            --           (1,274)      --            (1,274)
                                                                 ---    -----------  -----------         ---   ------------
Balance, July 31, 1996.................................           12        46,099        2,869          (21)       48,959
Purchase of Company Stock..............................           (1)      (70,744)      --           --           (70,755)
Effect of Purchase Accounting..........................       --            26,966       (2,869)          21        24,118
Net Loss...............................................       --            --             (734)      --              (734)
                                                                 ---    -----------  -----------         ---   ------------
Balance, Sept. 30, 1996................................            1         2,321         (734)      --             1,588
Purchase of Company Stock..............................           (1)      (13,999)      --           --           (14,000)
Effect of Purchase Accounting..........................            1        25,677          734       --            26,412
Net Income.............................................       --            --            1,922       --             1,922
                                                                 ---    -----------  -----------         ---   ------------
Balance, Dec 16, 1996..................................    $       1     $  13,999    $   1,922    $  --        $   15,922
                                                                 ---    -----------  -----------         ---   ------------
                                                                 ---    -----------  -----------         ---   ------------

                 See Notes to Consolidated Financial Statements

                           EMPIRE ENERGY CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

            FOR THE TWO AND ONE-HALF MONTHS ENDED DECEMBER 16, 1996,

                    THE TWO MONTHS ENDED SEPTEMBER 30, 1996,

                       THE MONTH ENDED JULY 31, 1996 AND

                     THE YEARS ENDED JUNE 30, 1996 AND 1995

                                 (IN THOUSANDS)

                                                              OCT. 1,    AUG. 1,    JULY 1,     FISCAL YEAR ENDED
                                                              1996 TO    1996 TO    1996 TO         JUNE 30,
                                                             DEC. 16,   SEPT. 30,  JULY 31,   ---------------------
                                                               1996       1996       1996        1996       1995
                                                             ---------  ---------  ---------  ----------  ---------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net income (loss)........................................  $   1,922  $    (734) $  (1,274) $    3,698  $     445
    Items not requiring (providing) cash:
      Depreciation.........................................      1,195      1,002        474       5,593      4,084
      (Gain)loss on sale of assets.........................     --             (4)         8         (67)      (145)
      Amortization.........................................        149         85         25         282        238
      Deferred income taxes................................       (126)    --         --           1,075        194
Changes in:
  Trade receivables........................................     (6,089)    (2,485)       222      (1,799)       388
  Inventories..............................................       (147)    (3,896)      (340)       (348)      (985)
  Accounts payable.........................................        998        283        335       1,301      1,444
  Accrued expenses and self insurance......................      2,114      1,164         (5)      2,124        325
  Income taxes payable (refundable)........................      1,016        209       (768)        270       (702)
  Due from SYN Inc.........................................     (1,863)    --         --          --         --
  Prepaid expenses and other...............................     (1,678)      (536)      (100)       (279)        72
                                                             ---------  ---------  ---------  ----------  ---------
      Net cash provided by (used in) operating
        activities.........................................     (2,509)    (4,912)    (1,423)     11,850      5,358
                                                             ---------  ---------  ---------  ----------  ---------
CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from sale of assets.............................         25         18         14         162        295
  Purchases of property and equipment......................     (1,475)      (861)      (487)     (3,184)    (8,365)
  Capitalized costs........................................       (242)    --         --          --         --
  Purchase of assets from SYN Inc..........................     --         --         --         (35,980)    --
                                                             ---------  ---------  ---------  ----------  ---------
      Net cash used in investing activities................     (1,692)      (843)      (473)    (39,002)    (8,070)
                                                             ---------  ---------  ---------  ----------  ---------

                 See Notes to Consolidated Financial Statements

                           EMPIRE ENERGY CORPORATION
               CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
            FOR THE TWO AND ONE-HALF MONTHS ENDED DECEMBER 16, 1996,
                    THE TWO MONTHS ENDED SEPTEMBER 30, 1996,
                       THE MONTH ENDED JULY 31, 1996 AND
                     THE YEARS ENDED JUNE 30, 1996 AND 1995
                                 (IN THOUSANDS)

                                                                                                      FISCAL
                                                              OCT 1,      AUG 1,     JULY 1,        YEAR ENDED
                                                              1996 TO    1996 TO     1996 TO         JUNE 30,
                                                              DEC 16,    SEPT 30,   JULY 31,   --------------------
                                                               1996        1996       1996       1996       1995
                                                             ---------  ----------  ---------  ---------  ---------
CASH FLOWS FROM FINANCING ACTIVITIES
  Increase (decrease) in credit facilities.................  $   4,806  $    4,800  $      --  $  (5,500) $   1,600
  Principal payments on purchase obligations...............        (64)        (35)       (15)      (126)      (132)
  Checks in process of collection..........................        (37)         37         --       (158)       158
  Purchase of treasury stock...............................         --          --         --         --        (21)
  Proceeds from (repayments of) acquisition credit
    facility...............................................         --     (31,100)        --     35,000         --
  Proceeds from management buy out loan....................         --      94,000         --         --         --
  Purchase of company stock in management buy out..........         --     (59,000)        --         --         --
  Payment of debt acquisition costs........................                     --     (3,100)        --         --
                                                             ---------  ----------  ---------  ---------  ---------
  Net cash provided by (used in) financing
    activities.............................................      4,705       5,602        (15)    29,216      1,605
                                                             ---------  ----------  ---------  ---------  ---------
INCREASE (DECREASE) IN CASH................................        504        (153)    (1,911)     2,064     (1,107)
CASH, BEGINNING OF PERIOD..................................         --         153      2,064          0      1,107
                                                             ---------  ----------  ---------  ---------  ---------
CASH, END OF PERIOD........................................  $     504  $        0  $     153  $   2,064  $       0
                                                             ---------  ----------  ---------  ---------  ---------
                                                             ---------  ----------  ---------  ---------  ---------

                 See Notes to Consolidated Financial Statements

                           EMPIRE ENERGY CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    The consolidated financial statements for the periods ended July 31, 1996, September 30, 1996, and December 16, 1996, are presented because of the changes in control described in Note 2. Due to the seasonal nature of the propane business, the results of operations for these periods are not necessarily indicative of results to be expected for a full year.

NATURE OF OPERATIONS

    The Company's principal operations are the retail sale of LP gas. Most of the Company's customers are owners of residential single or multi-family dwellings who make periodic purchases on credit. Such customers are located in the Southeast and Midwest regions of the United States.

ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of Empire Energy Corporation and its subsidiaries. All significant intercompany balances have been eliminated in consolidation.

REVENUE RECOGNITION POLICY

    Sales and related cost of product sold are recognized upon delivery of the product or service.

INVENTORIES

    Inventories are valued at the lower of cost or market. Cost is determined by the first-in, first-out method for retail operations and specific identification method for wholesale operations. The inventories at June 30, 1996, consist of the following:

Gas and other petroleum products............................................  $   2,727
Gas distribution parts, appliances and equipment............................      3,975
                                                                              ---------
                                                                              $   6,702
                                                                              ---------
                                                                              ---------

FUTURES CONTRACTS

    The Company uses commodity futures contracts to reduce the risk of future price fluctuations for LPG inventories and contracts. Gains and losses on futures contracts purchased as hedges are deferred and recognized in cost of sales as a component of the product cost for the related hedged transaction. In the statement of cash flows, cash flows from qualifying hedges are classified in the same category as the cash flows of the items being hedged. Net realized gains and losses and unrealized gains and losses on open positions are not material.

                           EMPIRE ENERGY CORPORATION

NOTE 1: NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
PROPERTY AND EQUIPMENT

    Depreciation is provided on all property and equipment on the straight-line method over estimated useful lives of 5 to 33 years.

FAIR VALUE OF FINANCIAL INSTRUMENTS

    At June 30, 1996, the company's only financial instruments are cash, long-term debt and related accrued interest for which their carrying amounts approximate fair value.

INCOME TAXES

    Deferred tax liabilities and assets are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

AMORTIZATION

    The excess of cost over fair value of net assets acquired (originally $4,850,000) is being amortized on the straight-line basis over 20 years.

NOTE 2: CHANGES OF CONTROL

    On June 30, 1994, the Company was separated from Empire Gas Corporation (subsequently All Star Gas referred to hereafter as Empire Gas) in an exchange of the majority ownership of Empire Gas for all of the shares of the Company (a subsidiary of Empire Gas). The Company received locations principally in the Southeast plus certain home office assets and liabilities.

    Professional and other fees amounting to $1,926,000 were incurred in connection with an effort to sell the Company and are included in general and administrative expense during the year ended June 30, 1996.

    On August 1, 1996, the principal shareholder of the Company since its inception and certain other shareholders sold their interest in the Company to a new entity formed by the remaining shareholders of the Company (Management Buy
Out).

    In connection with this transaction, the principal shareholder of the Company terminated employment with the Company as well as terminated certain lease and use agreements. The new entity was principally owned by the son of the former principal shareholder. All references in these financial statements to the principal shareholder relate to the former principal shareholder.

    The new entity paid approximately $59,000,000 cash, and distributed certain home office assets and a portion of the SYN Inc. receivable in exchange for the shares of Company stock purchased. In addition to the above consideration, the new entity issued a $5,000,000 note payable to the principal shareholder. The amount paid to the selling shareholders was financed with proceeds from a new credit agreement.

    The new credit facility provides for a $42,000,000 term loan, a $52,000,000 second term loan, a $20,000,000 working capital facility and a $10,000,000 acquisition credit facility. The new credit facility includes working capital, capital expenditures, cash flow and net worth requirements as well as dividend restrictions.

                           EMPIRE ENERGY CORPORATION

NOTE 2: CHANGES OF CONTROL (CONTINUED)
    On October 7, 1996, the new ownership of the Company pursuant to the Management Buy Out sold 100% of Company common stock for approximately $14,000,000 cash to Northwestern Growth Corporation (NGC).

    Because of the changes in control of the Company, the balance sheet accounts were adjusted at August 1, 1996 and October 7, 1996, to reflect new bases determined using the principles of purchase accounting.

NOTE 3: SYNERGY ACQUISITION

    On August 15, 1995, the Company acquired the assets of 38 retail locations previously operated by Synergy Group, Inc. These locations were purchased from SYN Inc., a company formed for the purpose of acquiring Synergy Group Incorporated. SYN Inc. is majority owned by Northwestern Growth Corporation, a wholly-owned subsidiary of Northwestern Public Service Company, and minority owned and managed by Empire Gas. The purchase price of the 38 retail locations was approximately $38 million. The total consideration for the purchase was approximately $36 million in cash financed by the new acquisition credit facility (see Note 5) plus the assets of nine retail locations principally in Mississippi valued at approximately $2 million. The results of operations for the period after August 15, 1995, of the Synergy locations are included in the accompanying financial statements. The purchase price of the Synergy assets has been allocated as follows (In Thousands):

Current assets.....................................  $   2,499
Property and equipment.............................     27,435
Due from SYN Inc...................................      7,978
                                                     ---------
                                                     $  37,912
                                                     ---------
                                                     ---------

    Unaudited pro forma operations assuming the acquisition was made at the beginning of the year ended June 30, 1995, is presented below. Pro forma results for the year ended June 30, 1996, are not presented since they would not differ materially from the audited results of operations presented in the statement of income.

                                                                 1995
                                                            (IN THOUSANDS)
                                                            --------------
Operating revenue.........................................    $   82,222
Cost of product sold......................................        40,724
                                                                 -------
Gross profit..............................................    $   41,498
                                                                 -------
                                                                 -------

    The purchase price of the assets acquired from SYN Inc. is subject to adjustment based on the amount of working capital acquired by the Company. A receivable has been recorded in the amount of $3,978,000, which reflects the reduction in purchase price of the assets based on the amount of working capital acquired. On August 1, 1996, this receivable was assigned to the former principal shareholder in connection with the management buy out.

    The purchase price of the assets acquired from SYN Inc. is also subject to adjustment based on the value of consumer tanks which cannot be located within a specified period of time. The Company has

                           EMPIRE ENERGY CORPORATION

NOTE 3: SYNERGY ACQUISITION (CONTINUED)
made a claim to SYN Inc. for approximately $4,000,000 which represents the value of unlocated tanks at June 30, 1996. A receivable for these tanks has been recorded on the balance sheet at June 30, 1996. On August 1, 1996, one-half of this receivable was assigned to the former principal shareholder in connection with the management buy out.

    In connection with the October 7, 1996, acquisition of the Company's stock by NGC, the SYN Inc. receivable was paid in full and assumed by NGC.

NOTE 4: RELATED-PARTY TRANSACTIONS

    The Company provides data processing, office rent and other clerical services to two corporations owned by officers and shareholders of the Company and is reimbursed $5,000 per month for these services.

    The Company leases a jet aircraft and an airport hangar from a corporation owned by the principal shareholder of the Company. The lease requires annual rent payments of $100,000. In addition to direct lease payments, the Company is also responsible for the operating costs of the aircraft and the hangar. The lease agreement was terminated August 1, 1996, in connection with the management buy out.

    The Company has an agreement with a corporation owned by the principal shareholder of the Company which provides the Company the right to use business guest facilities. The agreement requires annual payments of $250,000. In addition to direct payments, the Company is also responsible for providing vehicles and personnel to serve as security for the facilities. This agreement was terminated August 1, 1996, in connection with the management buy out.

    The Company leases the corporate home office, land, buildings and certain equipment from a corporation owned principally by the principal shareholder. The lease requires annual payments of $200,000. The lease was terminated August 1, 1996, in connection with the management buy out.

    The Company leases a lodge from a corporation owned by the principal shareholder of the Company. The lease requires annual rent payments of $120,000. The lease was terminated August 1, 1996, in connection with the management buy out.

    On August 1, 1996, the Company entered into a new lease agreement with entities controlled by the former principal shareholder. The new lease agreement provides for the payment of $600,000 per year for the corporate home office, land, buildings and certain equipment, the use of the airport hangar and the right to use land underlying the Company's warehouse facility. This lease was assumed by Cornerstone on December 17, 1996.

    A subsidiary of the Company entered into a seven-year services agreement with Empire Gas to provide data processing and management information services beginning July 1, 1994. The services agreement provides for payments by Empire Gas to be based on an allocation of the subsidiary's actual costs based on the gallons of LP gas sold by Empire Gas as a percentage of the gallons of LP gas sold by the Company and Empire Gas combined. For the years ended June 30, 1995, and June 30, 1996, total amounts received related to this services agreement were $1.1 million and $713,000, respectively. For the month ended July 31, 1996, the two months ended September 30, 1996, and the two and one-half months ended December 16, 1996, amounts were $88,000, $195,000 and $173,000, respectively. Such amounts have been netted against related general and administrative expenses in the accompanying statements of operations. This services agreement was assumed by Cornerstone on December 17, 1996.

                           EMPIRE ENERGY CORPORATION

NOTE 5: LONG-TERM DEBT

    Long-term debt at June 30, 1996, consists of the following:

                                                            (IN THOUSANDS)
Revolving credit facility (A).............................    $   --
Acquisition credit facility (B)...........................        31,100
Purchase contract obligations (C).........................           361
                                                                 -------
                                                                  31,461
Less current maturities...................................         6,019
                                                                 -------
                                                              $   25,442
                                                                 -------
                                                                 -------

------------------------

(A) The Company has an agreement with a lender to provide a revolving credit facility. The facility provides for borrowings up to $20 million, bears interest at either 1/2% over the lender's prime rate or 1 1/8% over the Eurodollar rate and matures June 30, 2000. The facility includes working capital, capital expenditure, cash flow and net worth requirements as well as dividend restrictions which limit the payment of cash dividends to 50% of the preceding year's net income. The Company's unused revolving credit line at June 30, 1996, amounted to $18,148,000 after considering $1,852,000 of letters of credit. The credit facility was terminated August 1, 1996, in connection with the management buy out.

(B) On August 15, 1995, the Company modified the above agreement to include a $35 million acquisition credit facility which was used for the purchase of assets from SYN Inc. The acquisition credit facility bears interest at either 1/2% over the lender's prime rate or 1 1/8% over the Eurodollar rate. The acquisition credit facility requires quarterly principal payments of $1,944,000. This credit facility was terminated August 1, 1996, in connection with the management buy out.

(C) Purchase contract obligations arise from the purchase of operating businesses and are collateralized by the equipment and real estate acquired in the respective acquisitions. The Company has also entered into purchase contract obligations for equipment used in administrative activities. At June 30, 1996, these obligations carried interest rates ranging from 7% to 10% and are due periodically through 2001.

(D) On August 1, 1996, in conjunction with the management buyout, the Company entered into an agreement with a lender to provide a $42 million term note maturing December 31, 2002, a $52 million term note maturing December 31, 2006, a $20 million revolving working capital credit facility maturing June 30, 2001, and a $10 million acquisition credit facility maturing June 30, 2001. The Company has the choice of keeping the borrowings at prime or transferring the loans to Eurodollar. Amounts at prime on these notes bear interest at the Bank of Boston daily rate or 1/2% over the Federal Funds Rate. Amounts at Eurodollar on these notes bear interest at the Eurodollar rate plus an applicable margin which is dependent on a ratio of debt (excluding note payable to former principal shareholder and purchase contract obligations) to earnings before depreciation, interest and income taxes. The facility includes working capital, capital expenditures, cash flow and net worth requirements as well as dividend restrictions. This credit facility was terminated December 16, 1996, in connection with the public offering.

                           EMPIRE ENERGY CORPORATION

NOTE 5: LONG-TERM DEBT (CONTINUED)

(E) On August 1, 1996, in conjunction with the management buyout, the Company entered into a $5 million subordinated promissory note bearing interest at 8% with the former principal shareholder of the Company. On October 7, 1996, this note was paid by NGC.

NOTE 6:  INCOME TAXES

    The provision (credit) for income taxes includes these components (in thousands):

                                                      TWO AND
                                                     ONE-HALF                                      YEAR ENDED
                                                   MONTHS ENDED   TWO MONTHS    ONE MONTH   ------------------------
                                                   DECEMBER 16,   ENDED SEPT.  ENDED JULY    JUNE 30,     JUNE 30,
                                                       1996        30, 1996     31, 1996       1996         1995
                                                   -------------  -----------  -----------  -----------  -----------
Taxes currently payable (refundable).............    $   1,323     $    (400)   $    (765)   $   2,475    $     406
Deferred income taxes............................         (126)       --           --            1,075          194
                                                        ------         -----        -----   -----------       -----
                                                     $   1,197     $    (400)   $    (765)   $   3,550    $     600
                                                        ------         -----        -----   -----------       -----
                                                        ------         -----        -----   -----------       -----

    A reconciliation of income tax expense at the statutory rate to the Company's actual income tax expense is shown below (in thousands):

                                                      TWO AND
                                                     ONE-HALF                                      YEAR ENDED
                                                   MONTHS ENDED   TWO MONTHS    ONE MONTH   ------------------------
                                                   DECEMBER 16,   ENDED SEPT.  ENDED JULY    JUNE 30,     JUNE 30,
                                                       1996        30, 1996     31, 1996       1996         1995
                                                   -------------  -----------  -----------  -----------  -----------
Computed at the statutory rate (34%).............    $   1,060     $    (386)   $    (693)   $   2,464    $     355
Increase resulting from:
  Amortization of excess of cost over fair value
    of net assets acquired.......................          196            33           17           79           77
  State income taxes net of federal tax
    benefit......................................          102           (54)        (100)         248          116
  Change in estimated taxes......................                                                  700            -
  Other..........................................         (161)            7           11           59           52
                                                        ------         -----        -----   -----------       -----
Actual tax provision.............................    $   1,197     $    (400)   $    (765)   $   3,550    $     600
                                                        ------         -----        -----   -----------       -----

NOTE 7:  SELF-INSURANCE AND RELATED CONTINGENCIES

    Under the Company's insurance program, coverage for comprehensive general liability and vehicle liability is obtained for catastrophic exposures as well as those risks required to be insured by law or contract. The Company retains a significant portion of certain expected losses related primarily to comprehensive general liability and vehicle liability. Under these insurance programs, the Company self-insures the first $1 million of coverage (per incident) on general liability and on vehicle liability. In addition, the Company has a $100,000 deductible for each and every liability claim. The Company obtains excess coverage from carriers for these programs on claims-made basis policies. The excess coverage for

                           EMPIRE ENERGY CORPORATION

NOTE 7: SELF-INSURANCE AND RELATED CONTINGENCIES (CONTINUED) comprehensive general liability provides a loss limitation that limits the Company's aggregate of self-insured losses to $1.5 million per policy period.

    The Company self insures the first $250,000 of workers' compensation coverage (per incident). The Company purchased excess coverage from carriers for workers' compensation claims in excess of the self-insured coverage. Provisions for losses expected under this program were recorded based upon the Company's estimates of the aggregate liability for claims incurred. The Company provided letters of credit aggregating approximately $1,852,000 in connection with this program.

    Provisions for self-insured losses are recorded based upon the Company's estimates of the aggregate self-insured liability for claims incurred.

    The Company self-insures health benefits provided to the employees of the Company and its subsidiaries. Provisions for losses expected under this program are recorded based upon the Company's estimate of the aggregate liability for claims incurred.

    In conjunction with the restructuring that occurred in June 1994, the Company agreed to indemnify Empire Gas for 47.7% of the self-insured liabilities of Empire Gas incurred prior to June 30, 1994. The Company includes in its self-insurance liability its best estimate of the amount it will owe Empire Gas under the indemnification agreement.

    The Company and its subsidiaries are presently defendants in various lawsuits related to the self-insurance program and other business-related lawsuits which are not expected to have a material, adverse effect on the Company's financial position or results of operations. All liabilities related to the insurance program and other business-related lawsuits were assumed by Cornerstone on December 17, 1996.

NOTE 8:  INCOME TAX AUDITS

    The State of Missouri has assessed Empire Gas approximately $1,400,000 for additional state income tax for the years ended June 30, 1992 and 1993. An amount approximating one-half of the above assessment could be at issue for the year ended June 30, 1994. Empire Gas and Empire Energy have protested these assessments and are currently waiting for a response from the Missouri Department of Revenue. It is likely that this matter will have to be settled in litigation. Empire Gas and Empire Energy believe that they have a strong position on this matter and intend to vigorously contest the assessment. It is not possible at this time to conclude on the outcome of this matter.

    The Company and its subsidiaries are presently included in various state tax audits which are not expected to have a material, adverse effect on the Company's financial position or results of operation.

    The Company's Federal Income Tax Returns have been audited through the year ended June 30, 1994, and all income taxes due have either been accrued or paid.

    As a former member of the Empire Gas controlled group and in connection with a tax indemnity agreement with Empire Gas, the Company agreed to indemnify 47.7% of the total liabilities related to these tax audits of the years ended June 30, 1994, and prior thereto.

                           EMPIRE ENERGY CORPORATION

NOTE 9:  STOCK OPTIONS

    The Company's stock options provide for a fixed option price of $7.00 per share for options granted to officers and key employees. Options granted are exercisable beginning one year after the date of grant at the rate of 20% per year and expire six years after the date of grant. Option activity for each period was:

Stock options outstanding July 1, 1994...........................          0
Options granted..................................................  1,170,000
Options canceled.................................................    (25,000)
                                                                   ---------
Stock options outstanding June 30, 1995..........................  1,145,000
Options granted..................................................     25,000
Options cancelled................................................    (50,000)
                                                                   ---------
Stock options outstanding June 30, 1996..........................  1,120,000
Options cancelled................................................   (150,000)
Options exercised................................................   (970,000)
                                                                   ---------
Stock options outstanding December 16, 1996......................          0
                                                                   ---------
                                                                   ---------

NOTE 10:  ADDITIONAL CASH FLOW INFORMATION (IN THOUSANDS)

                                                                                                                 YEAR ENDED
                                                             TWO AND ONE-HALF   TWO MONTHS    ONE MONTH   ------------------------
                                                               MONTHS ENDED     ENDED SEPT.  ENDED JULY    JUNE 30,     JUNE 30,
                                                             DECEMBER 16, 1996   30, 1996     31, 1996       1996         1995
                                                             -----------------  -----------  -----------  -----------  -----------
Noncash Investing and Financing Activities
  Purchase contract obligations incurred...................      $  --           $  --        $  --        $     222    $     172
  Nonmonetary assets distributed to former principal
    shareholder............................................         --               6,755       --           --           --
  Note payable issued to former principal shareholder......         --               5,000       --           --           --
Additional Cash Payment Information
  Interest paid............................................         --                 804          106        2,432           64
  Income taxes paid (refunded).............................         --                (609)      --            2,995        1,108

NOTE 11:  SIGNIFICANT ESTIMATES AND CONCENTRATIONS

    Generally accepted accounting principles require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Those matters include the following:

DEPENDENCE ON PRINCIPAL SUPPLIERS

    Three suppliers, Conoco, Phillips and Texaco, account for approximately 50% of Empire Energy's volume of propane purchases.

    Although the Company believes that alternative sources of propane are readily available, in the event that the Company is unable to purchase propane from one of these three suppliers, the failure to obtain

                           EMPIRE ENERGY CORPORATION

NOTE 11: SIGNIFICANT ESTIMATES AND CONCENTRATIONS (CONTINUED) alternate sources of supply at competitive prices and on a timely basis would have a material, adverse effect on the Company.

ESTIMATES

    Significant estimates related to self-insurance, litigation, collectibility of receivables and income tax assessments are discussed in Notes 3, 7 and 8. Actual losses related to these items could vary materially from amounts reflected in the financial statements.

NOTE 12:  SUBSEQUENT EVENT

    On December 17, 1996, substantially all of the assets and liabilities of the Company were contributed to Cornerstone Propane, L.P., a Delaware limited partnership, a subsidiary of Cornerstone Propane Partners, L.P. Following this transaction, on December 17, 1996, Cornerstone Propane Partners, L.P. completed its initial public offering (see Note 1 to the consolidated financial statements of Cornerstone Propane Partners, L.P. for the period ended June 30, 1997, included in this prospectus.)

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of CGI Holdings, Inc.

    In our opinion, the accompanying consolidated balance sheet and the related consolidated statements of operations, stockholders' equity and cash flows present fairly, in all material respects, the financial position of CGI Holdings, Inc. and its subsidiaries at July 31, 1996, and the results of their operations and their cash flows for the four and one-half month period ended December 16, 1996 and for each of the two years in the period ended July 31, 1996, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

                                          PRICE WATERHOUSE LLP

San Francisco, California
August 8, 1997

                               CGI HOLDINGS, INC.

                           CONSOLIDATED BALANCE SHEET

                                 JULY 31, 1996
                             (DOLLARS IN THOUSANDS)

                                     ASSETS

CURRENT ASSETS:
  Cash and cash equivalents................................................................  $   1,519
  Accounts and notes receivable............................................................     23,664
  Inventories..............................................................................      7,316
  Prepaid expenses and deposits............................................................      1,996
  Deferred income tax benefit..............................................................        802
                                                                                             ---------
      Total current assets.................................................................     35,297
                                                                                             ---------
Property and equipment, at cost less accumulated depreciation..............................     51,495
Cost in excess of net assets acquired, net of amortization.................................     11,844
Notes receivable...........................................................................      1,357
Deferred charges and other assets..........................................................      6,186
                                                                                             ---------
                                                                                             $ 106,179
                                                                                             ---------
                                                                                             ---------

                                 LIABILITIES, MANDATORILY REDEEMABLE
                                 SECURITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Accounts payable.........................................................................  $  30,824
  Accrued liabilities......................................................................      3,101
  Current maturities of long-term debt and capital lease obligations.......................      3,924
                                                                                             ---------
      Total current liabilities............................................................     37,849
                                                                                             ---------
Long-term debt and capital lease obligations...............................................     41,801
Deferred income taxes......................................................................     10,777
Other liabilities..........................................................................      1,095
Commitments and contingencies (Note 9)
MANDATORILY REDEEMABLE SECURITIES:
  Redeemable exchangeable preferred stock:
    10% cumulative, $0.01 par value, 62,500 shares authorized, issued and outstanding; at
    redemption value.......................................................................      8,559
STOCKHOLDERS' EQUITY:
  Common stock, $0.01 par value, 6,515,000 shares authorized; 4,312,247 issued and outstanding:
    Class A voting common stock, $0.01 par value, 3,000,000 shares authorized; 2,789,784
     issued and outstanding................................................................         28
    Class B voting common stock, $0.01 par value, 200,000 shares authorized; 149,485 issued
     and outstanding.......................................................................          1
    Class C voting common stock, $0.01 par value, 3,000,000 shares authorized; 1,343,831
     issued and outstanding................................................................         13
    Class D non-voting common stock, $0.01 par value, 250,000 shares authorized; 29,147
     issued and outstanding................................................................     --
  Warrants outstanding.....................................................................      2,134
  Additional paid-in capital...............................................................      8,945
  Accumulated deficit......................................................................     (5,023)
                                                                                             ---------
      Total stockholders' equity...........................................................      6,098
                                                                                             ---------
                                                                                             $ 106,179
                                                                                             ---------
                                                                                             ---------

   The accompanying notes are an integral part of these financial statements.

                               CGI HOLDINGS, INC

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                             (DOLLARS IN THOUSANDS)

                                                              AUGUST 1,    FISCAL YEAR ENDED JULY
                                                               1996 TO              31,            THREE MONTHS
                                                             DECEMBER 16,  ----------------------  ENDED OCTOBER
                                                                 1996         1996        1995       31, 1996
                                                             ------------  ----------  ----------  -------------
                                                                                                    (UNAUDITED)
Sales and other revenue....................................   $  185,460   $  384,354  $  266,842   $   108,175
Costs and expenses:
  Cost of sales, except for depreciation and
    amortization...........................................      173,155      351,213     234,538       100,266
  Operating expenses.......................................        8,181       21,046      20,239         5,201
  Sale of partnership interest.............................          660       --          --               660
  General and administrative expenses......................        1,738        3,835       3,745         1,091
  Depreciation and amortization............................        1,604        4,216       3,785         1,067
  Interest expense.........................................        2,238        5,470       5,120         1,294
                                                             ------------  ----------  ----------  -------------
Loss before income taxes and extraordinary charge..........       (2,116)      (1,426)       (585)       (1,404)
Income tax benefit.........................................         (748)        (473)       (202)         (491)
                                                             ------------  ----------  ----------  -------------
Loss before extraordinary charge...........................       (1,368)        (953)       (383)         (913)
Extraordinary charge for early retirement of debt, net of
  income tax benefit.......................................       --           --            (506)      --
                                                             ------------  ----------  ----------  -------------
Net loss...................................................   $   (1,368)  $     (953) $     (889)  $      (913)
                                                             ------------  ----------  ----------  -------------
                                                             ------------  ----------  ----------  -------------

   The accompanying notes are an integral part of these financial statements.

                               CGI HOLDINGS, INC.

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                             (DOLLARS IN THOUSANDS)

                                                                                                ADDITIONAL
                                                                                                  PAID-IN    ACCUMULATED
                                                                    COMMON STOCK    WARRANTS      CAPITAL      DEFICIT
                                                                    -------------  -----------  -----------  ------------
Balance at August 1, 1994.........................................    $      42     $  --        $   9,969    $   (1,696)
Net loss..........................................................       --            --           --              (889)
Issuance of warrants..............................................       --             2,134       --            --
Repurchase of common stock........................................       --            --           (1,000)       --
Accrued dividends on redeemable and exchangeable preferred
  stock...........................................................       --            --           --              (707)
                                                                            ---    -----------  -----------  ------------
Balance at July 31, 1995..........................................           42         2,134        8,969        (3,292)
Net loss..........................................................       --            --           --              (953)
Repurchase of common stock........................................       --            --              (24)       --
Accrued dividends on redeemable and exchangeable preferred
  stock...........................................................       --            --           --              (778)
                                                                            ---    -----------  -----------  ------------
Balance at July 31, 1996..........................................           42         2,134        8,945        (5,023)
Net loss..........................................................       --            --           --            (1,368)
Accrued dividends on redeemable and exchangeable preferred
  stock...........................................................       --            --           --              (116)
                                                                            ---    -----------  -----------  ------------
Balance at December 16, 1996......................................    $      42     $   2,134    $   8,945    $   (6,507)
                                                                            ---    -----------  -----------  ------------
                                                                            ---    -----------  -----------  ------------

   The accompanying notes are an integral part of these financial statements.

                               CGI HOLDINGS, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (DOLLARS IN THOUSANDS)

                                                                  AUGUST 1,     FISCAL YEAR ENDED
                                                                   1996 TO           JULY 31,
                                                                 DECEMBER 16,  --------------------
                                                                     1996        1996       1995
                                                                 ------------  ---------  ---------  THREE MONTHS
                                                                                                         ENDED
                                                                                                      OCTOBER 31,
                                                                                                         1996
                                                                                                     -------------
                                                                                                      (UNAUDITED)
CASH FLOWS FROM (USED FOR) OPERATING ACTIVITIES:
  Net loss.....................................................   $   (1,368)  $    (953) $    (889)   $    (913)
  Adjustments to reconcile net loss to net cash from (used for)
    operating activities:
    Depreciation and amortization..............................        1,604       4,216      3,785        1,067
    Deferred income taxes......................................         (732)       (516)      (488)        (472)
    Extraordinary charge to earnings...........................           --          --        506
    Sale of partnership interest...............................          202          --         --          202
    Changes in assets and liabilities net of acquisitions:
      Accounts and notes receivable............................      (11,532)     (2,950)    (2,700)       2,198
      Inventories..............................................        4,257      (1,511)      (617)         565
      Prepaid expenses and deposits............................         (729)       (410)     1,451          472
      Other assets.............................................         (154)       (193)      (495)         (91)
      Accounts payable.........................................       11,082       9,327     (3,897)      (3,460)
      Accrued liabilities......................................       (1,007)        172     (1,630)         676
                                                                 ------------  ---------  ---------  -------------
                                                                       1,623       7,182     (4,974)         244
                                                                 ------------  ---------  ---------  -------------
CASH FLOWS FROM (USED FOR) INVESTING ACTIVITIES:
  Payments for acquisitions of retail outlets..................           --      (3,000)    (1,091)
  Proceeds from sale of property and equipment.................           57         415        878           20
  Purchases of and investments in property and equipment.......       (1,503)     (3,060)    (4,490)        (594)
                                                                 ------------  ---------  ---------  -------------
                                                                      (1,446)     (5,645)    (4,703)        (574)
                                                                 ------------  ---------  ---------  -------------
                                                                 ------------  ---------  ---------  -------------

   The accompanying notes are an integral part of these financial statements.

                               CGI HOLDINGS, INC.
               CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
                             (DOLLARS IN THOUSANDS)

                                                                 AUGUST 1,      FISCAL YEAR ENDED    THREE MONTHS
                                                                  1996 TO           JULY 31,             ENDED
                                                               DECEMBER 16,   ---------------------   OCTOBER 31,
                                                                   1996         1996        1995         1996
                                                               -------------  ---------  ----------  -------------
                                                                                                      (UNAUDITED)
CASH FLOWS FROM (USED FOR) FINANCING ACTIVITIES:
  Repurchase of common stock.................................           --    $     (24) $   (1,000)
  Prepayment of long-term debt...............................           --           --     (26,940)
  Net proceeds from issuance of long-term debt...............           --           --      28,111
  Proceeds from issuance of senior subordinated debt.........           --           --      13,073
  Repayment of long-term debt................................         (562)      (1,250)     (1,000)        (562)
  Borrowings on capital leases and other term loans..........           --        1,248       2,263
  Repayment of other notes payable...........................         (252)        (561)       (739)        (104)
  Principal payments under capital lease obligations.........         (506)      (1,579)     (2,929)        (345)
  Borrowings (repayments) under acquisition line.............        5,999       (2,275)      1,054        4,575
                                                                    ------    ---------  ----------       ------
                                                                     4,679       (4,441)     11,893        3,564
                                                                    ------    ---------  ----------       ------
Net (decrease) increase in cash..............................        4,856       (2,904)      2,216        3,234
Cash balance, beginning of period............................        1,519        4,423       2,207        1,519
                                                                    ------    ---------  ----------       ------
Cash balance, end of period..................................    $   6,375    $   1,519  $    4,423    $   4,753
                                                                    ------    ---------  ----------       ------
                                                                    ------    ---------  ----------       ------

   The accompanying notes are an integral part of these financial statements.

                               CGI HOLDINGS, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

THE COMPANY

    Pursuant to a Stock Purchase Agreement dated March 31, 1993, by and among CGI Holdings, Inc., a Delaware corporation (the "Company") formed to effect this transaction and a major shareholder of Coast Gas Industries ("Industries"), the Company acquired all of the outstanding stock of Industries (the "Buyout"). The accompanying financial statements are presented on the Company's basis of accounting giving effect to the Stock Purchase Agreement.

    The Company engages in the sale and distribution of natural gas, crude oil, natural gas liquids, liquefied petroleum gas ("LPG"), LPG storage and transportation equipment through its wholly-owned subsidiary, Coast Gas, Inc. Its operations consist primarily of the sale, transportation and storage of LPG to wholesale and retail customers; the sale of LPG storage equipment; and the leasing of LPG storage and transportation equipment under monthly operating leases. Sales are made to approximately 77,000 customers in seven states, primarily in the western regions of the United States.

    In connection with the Stock Purchase Agreement, the Company pays a monthly fee to Aurora Capital Partners ("Aurora"), an investor in the Company, for management services provided. Payments for the four and one-half month period ended December 16, 1996 were $101,625. Payments for each of the years ended July 31, 1996 and 1995 amounted to $250,000.

PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Coast Gas, Inc., and its wholly-owned subsidiary Coast Energy Group, Inc. ("CEG"). In 1989 the Company formed CEG, headquartered in Houston, Texas, to conduct its wholesale procurement and distribution operations. All significant intercompany transactions have been eliminated in consolidation.

INTERIM FINANCIAL STATEMENTS

    The consolidated financial statements of operations and cash flows of the Company for the three month period ended October 31, 1996 are unaudited. In the opinion of the Company's management, the interim data include all adjustments necessary for a fair statement of the results for the interim period. These adjustments were of a normal recurring nature, except as discussed in Note 2.

    The results of operations for the interim period are not necessarily indicative of future financial results.

REVENUE RECOGNITION

    Sales of natural gas, crude oil, natural gas liquids and LPG are recognized when delivered to the customer.

ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                               CGI HOLDINGS, INC.

NOTE 1:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
CONCENTRATION OF CREDIT RISK

    Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of trade accounts receivable. The Company offers credit terms on sales to its retail and wholesale customers. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers. The Company maintains an allowance for uncollectible accounts receivable based upon the expected collectibility of all accounts receivable.

CASH FLOWS

    For purposes of the comparative statements of cash flows, the Company considers all highly liquid investments having original maturities of three months or less to be cash equivalents. The carrying amount of cash, cash equivalents and short-term debt approximates fair market value due to the short maturity of these instruments.

INVENTORIES

    Inventories are stated at the lower of cost or market. The cost of LPG is determined using the last-in, first-out (LIFO) method. At July 31, 1996 the excess of LIFO cost over replacement cost was $.9 million. The cost of parts and fittings is determined using the first-in, first-out (FIFO) method.

    During the four and one-half months ended December 16, 1996, inventory quantities were reduced. This reduction resulted in a liquidation of LIFO inventory quantities carried at lower costs prevailing in prior years as compared with the cost of purchases for the four and one-half month period ended December 16, 1996, the effect of which decreased cost of goods sold by approximately $.2 million and increased net income by approximately $.1 million.

    The major components of inventory as of July 31, 1996, consist of the following (in thousands of dollars):

LPG.................................................  $   6,474
Parts and fittings..................................        842
                                                      ---------
                                                      $   7,316
                                                      ---------
                                                      ---------

PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets as follows: buildings and improvements, 25 years; LPG storage and rental tanks, 40 to 50 years; and office furniture, equipment and tank installation costs, 5 to 10 years. Leasehold improvements are amortized over the shorter of the estimated useful life or the lease term. Depreciation of equipment acquired under capital leases of $54,500, $132,000 and $160,000 for the four and one-half month period ended December 16, 1996 and for the years ended July 31, 1996 and 1995, respectively, is included in depreciation and amortization expense.

    When property or equipment is retired or otherwise disposed, the cost and related accumulated depreciation is removed from the accounts, and the resulting gain or loss is credited or charged to operations. Maintenance and repairs are charged to earnings, while replacements and betterments that extend estimated useful lives are capitalized.

    A majority of the LPG rental and storage tanks are leased to customers on a month-to-month basis under operating lease agreements. Tank rental income of approximately $.9 million, $2.3 million and $2.2 million for the four and one-half month period ended December 16, 1996 and for the years ended

                               CGI HOLDINGS, INC.

NOTE 1:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
July 31, 1996 and 1995, respectively, is included in sales and other revenue. Direct costs associated with the installation of LPG storage tanks leased to customers are capitalized and amortized over the estimated average customer retention term.

COST IN EXCESS OF NET ASSETS ACQUIRED

    The excess of acquisition cost over the estimated fair market value of identifiable net assets of acquired businesses is amortized on a straight-line basis over forty years. The related costs and accumulated amortization were $12.8 million and $0.9 million at July 31, 1996.

    It is the Company's policy to review intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If such a review should indicate that the carrying amount of intangible assets is not recoverable, it is the Company's policy to reduce the carrying amount of such assets to fair value.

DEFERRED CHARGES AND OTHER ASSETS

    Deferred charges consist primarily of deferred debt issuance costs and capitalized non-compete covenant agreement costs. Deferred debt issuance costs are amortized using the bonds outstanding method over the life of the related loans, other deferred charges are amortized on a straight-line basis over varying lives, ranging from five to seven years. Total deferred charges and the related accumulated amortization were $6.2 million and $3.0 million as of July 31, 1996. Included in these amounts are unamortized debt issuance costs associated with the bank borrowings of $1.6 million at July 31, 1996.

    Other assets include customer lists purchased in business acquisitions that are amortized on a straight-line basis over a ten-year life. The total cost of customer lists and the related accumulated amortization were $2.6 million and $1.0 million at July 31, 1996.

FUTURES CONTRACTS

    The Company routinely uses commodity futures contracts to reduce the risk of future price fluctuations for natural gas and LPG inventories and contracts. Gains and losses on futures contracts purchased as hedges are deferred and recognized in cost of sales as a component of the product cost for the related hedged transaction. In the statement of cash flows, cash flows from qualifying hedges are classified in the same category as the cash flows from the items being hedged. Contracts which do not qualify as hedges are marked to market, with the resulting gains and losses charged to current operations. Net realized gains and losses for the four and one-half month period ended December 16, 1996 and for each of the two years ended July 31, 1996 and 1995 and unrealized gains, losses on outstanding positions and open positions as of July 31, 1996, are not material.

INTEREST RATE SWAP AGREEMENT

    Interest rate differentials to be paid or received under interest rate swap agreements are accrued and recognized over the life of the agreements. Interest payable or receivable under these interest rate swap agreements is recognized in the periods when market rates exceed contract limits as an increase or reduction in interest expense. Interest rate swap agreements held by the Company expired during fiscal 1996.

                               CGI HOLDINGS, INC.

NOTE 1:  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

IMPAIRMENT OF LONG-LIVED ASSETS

    On August 1, 1996, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" ("SFAS No. 121"). This statement requires impairment losses to be recorded on long-lived assets used in operations and certain identifiable intangible assets when indications of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. Adoption of SFAS No. 121 did not have a material impact on the financial statements.

ACCOUNTING FOR STOCK BASED COMPENSATION

    The Company applies APB Opinion 25 and related interpretations in accounting for the stock options and stock appreciation rights. Had compensation cost for the Company's options and stock appreciation rights been determined based on the fair market value at the grant date of these awards consistent with the methodology described by SFAS 123 "Accounting for Stock-Based Compensation" the effect on the Company's net income would not have been material. SFAS No. 123 does not apply to awards granted prior to July 31, 1995.

NOTE 2: ACCOUNTS AND NOTES RECEIVABLE AND OTHER ASSETS

    Accounts and notes receivable as of July 31, 1996 consist of the following (in thousands of dollars):

Accounts receivable from customers.........................................  $  23,814
Allowance for doubtful accounts............................................       (367)
Notes receivable from customers............................................        753
Notes and accounts receivable from employees...............................        821
                                                                             ---------
Total accounts and notes receivable........................................     25,021
Less: non-current portion..................................................      1,357
                                                                             ---------
Current notes and accounts receivable......................................  $  23,664
                                                                             ---------
                                                                             ---------

    Notes receivable arise in the ordinary course of business from the sale of LPG storage and transportation equipment. Terms are generally from one to five years, with interest rates ranging from 12.0% to 13.0%.

    The Company has accounts and notes receivable due from employees totaling $821,000 at July 31, 1996. The notes primarily relate to employee stock purchase loans and employee housing assistance programs. The terms of the employee stock purchase loans require interest payments of 6.0% per annum on the outstanding principal balance and that all outstanding principal and interest be paid by October 31, 1997. Under the employee housing assistance program, the Company is a guarantor on primary residential notes issued in conjunction with the Company's relocation program for a fixed term of seven years through October 1997. In conjunction with the purchase of the Company (see Note 12), the balance of accounts and notes receivable due from employees was either repaid or forgiven.

    The Company, through its wholly-owned subsidiary Coast Gas, Inc., holds a 50% limited interest in Coast Energy Investments, Inc., a limited partnership. The partnership was established to facilitate the formation of a trading fund and is accounted for under the equity method. Coast Gas, Inc. receives a

                               CGI HOLDINGS, INC.

NOTE 2: ACCOUNTS AND NOTES RECEIVABLE AND OTHER ASSETS (CONTINUED) management fee. For the year ended July 31, 1996, the investment in the partnership amounted to $122,000. In addition, at July 31, 1996, Coast Gas, Inc. recorded a management fee receivable of $93,000.

    Effective October 1, 1996, the Company terminated its participation and interest in Coast Energy Investments, Inc. The original partnership agreement provided for a minimum investment term through December 1997. The termination resulted in the sale of the Company's partnership interest to its 50% partner and an employee of the partnership. The Company recorded a pretax loss on the disposition of the partnership interest of $660,000. This amount consisted of a $202,000 loss on the partnership investment and $458,000 of termination costs consisting of salary, consulting, noncompete agreements and other related expenses.

    Beginning on December 12, 1996, insurance coverage for CGI Holdings, Inc. was provided by Cornerstone Propane Partners, L.P. (see Note 12). The coverage maintained was consistent with the coverage previously held by the Company.

NOTE 3: PROPERTY AND EQUIPMENT

    Property and equipment as of July 31, 1996, consists of the following (in thousands of dollars):

Land.......................................................................  $   2,312
Buildings and improvements.................................................      4,600
LPG rental and storage tanks...............................................     44,690
Equipment and office furnishings...........................................      6,447
                                                                             ---------
                                                                                58,049
Less accumulated depreciation and amortization.............................      6,554
                                                                             ---------
                                                                             $  51,495
                                                                             ---------
                                                                             ---------

    At July 31, 1996, LPG rental and storage tanks include $7.3 million for tanks acquired under capital leases. Tanks acquired under capital leases are pledged as collateral under the capital lease agreements. All assets of the Company are pledged as collateral for the Company's long-term debt under the provisions of the Credit Agreement (see Note 4).

    Depreciation expense for the four and one-half month period ended December 16, 1996 and for the years ended July 31, 1996 and 1995, totaled $1.0 million, $2.4 million and $2.2 million, respectively.

                               CGI HOLDINGS, INC.

NOTE 4: LONG-TERM DEBT

    Long-term debt as of July 31, 1996, consists of the following (in thousands of dollars):

Revolving loan, variable interest at prime plus 1.50%, due in monthly installments of interest only until September 14, 2000, secured by all assets of the Company.....................................................  $  13,080
Term loan, variable interest at prime plus 1.50%, due in quarterly installments through July 31, 2000, secured by all assets of the
 Company...................................................................     12,750
Senior subordinated notes, fixed interest rate of 12.50%, due in equal annual installments of $5.0 million, commencing September 15, 2002. The senior subordinated notes are unsecured obligations of the Company with
 quarterly interest payments over the life of the loan.....................     13,310
Other notes payable with periodic payments through 2002, interest rates
 ranging from 8.0% to 12.0%................................................      2,232
                                                                             ---------
                                                                                41,372
Less current maturities....................................................      2,562
                                                                             ---------
                                                                             $  38,810
                                                                             ---------
                                                                             ---------

    During the year ended July 31, 1995, Coast Gas, Inc. entered into a Credit Agreement (the "Credit Agreement") with Bank of America, which provided financing of up to $35.0 million, consisting of $15.0 million in term debt and a $20.0 million revolving credit facility. The revolving and term loans, at the election of Coast Gas, Inc., bear interest at the Bank of America prime rate plus 1.50% or Libor plus 2.75% per annum. Concurrently, Coast Gas, Inc. issued $15.0 million in senior subordinated notes with a fixed interest rate of 12.50% per annum. The proceeds of the subordinated notes and a portion of the proceeds available under the Credit Agreement were used to repay the notes to Heller Financial, Inc. ("Heller"). The balance of the funds available under the Credit Agreement ("Working Capital Line") will be used for general corporate purposes and to finance future acquisitions.

    The terms of the Credit Agreement were amended during the year ended July 31, 1996 to increase the Working Capital line by an additional $3.0 million. An additional provision of the amendment requires that the maximum amount of the facility is fixed at $23.0 million until May 1, 1997, at which point it begins decreasing annually to $16.0 million by May 1, 2000 and matures on September 14, 2000. Advances against the line used to finance acquisitions were $0, $3.0 million and $1.1 million for the four and one-half month period ended December 16, 1996 and for the years ended July 31, 1996 and 1995 respectively.

    The terms of the Credit Agreement contain restrictions on the issuance of new debt or liens, the purchase or sale of assets not in the ordinary course of business and the declaration and payment of dividends, and requires that Coast Gas, Inc. maintain specified levels of fixed charge and interest payment coverage ratios. The Credit Agreement also provides for prepayment of excess funds in the event of sales of pledged assets if such funds are not reinvested in like kind assets. The Credit Agreement provides for an unused commitment fee of .5% on funds not drawn against the revolving line.

    Total interest paid during the four and one-half month period ended December 16, 1996 was $1.6 million of which interest paid on bank long-term and subordinated debt totaled $1.4 million. Total interest paid during the three month period ended October 31, 1996 was $1.3 million. Total interest paid during the years ended July 31, 1996 and 1995 was $5.4 million and $4.9 million, respectively, of which interest paid on bank long-term and subordinated debt totaled $4.4 million and $4.0 million, respectively.

                               CGI HOLDINGS, INC.

NOTE 4: LONG-TERM DEBT (CONTINUED)
    Annual maturities of revolving, term and other long-term debt through July 31, 2001, are as follows: 1997 - $2.9 million; 1998 - $3.5 million; 1999 - $3.9 million; 2000 - $4.4 million; 2001 - $13.3 million; and thereafter - $15.1 million. The subordinated notes amortize $5.0 million per annum commencing in fiscal 2003.

    For the year ended July 31, 1995, the Company recorded an extraordinary charge of $506,000 (net of $337,000 tax benefit) for the write-off of deferred debt issuance costs upon the early extinguishment of the Heller debt. Debt issuance costs associated with the new subordinated, revolving and term bank debt totaling $2.2 million are being amortized using the bonds outstanding method over the life of the related loans.

    The carrying value of the Company's long-term debt approximates fair value, in that most of the long-term debt is at floating market rates, or incurred at rates that are not materially different from those current at July 31, 1996.

    The Company has a Continuing Letter of Credit Agreement with Banque Paribas to provide a $25.0 million credit guidance line for the operations of Coast Energy Group, Inc., the Company's wholly owned subsidiary. The agreement provides for a compensating balance of $1.3 million, and grants Banque Paribas a security interest in certain pledged accounts receivable of CEG. At July 31, 1996, outstanding letters of credit drawn against this line amounted to $11.3 million.

NOTE 5: MANDATORILY REDEEMABLE SECURITIES

    The Company has outstanding 62,500 shares of cumulative redeemable, exchangeable preferred stock, with par value of $0.01 and stated value of $100. Cumulative dividends of 10% are payable annually. Payment of dividends is restricted under the terms of the Credit Agreement with Coast Gas, Inc. (see
Note 4). Each share of preferred stock may be redeemed at a price equal to stated value per share plus accrued and unpaid dividends. The redemption amount per share at July 31, 1996 was $136.94. The stock is also exchangeable, at the option of the Company, for Coast Gas, Inc.'s subordinated exchange debentures due September 15, 2002 (see Note 4). The stock shall, with respect to dividend rights and rights on liquidation, winding up and dissolution, rank senior to all classes of common stock. The Company shall redeem the stock in full at the earliest of twelve consecutive years of unpaid dividends, sale or disposal of substantially all the assets of the Company or merger of the Company, subject to certain conditions. No dividends have been declared or paid since April 1, 1993. Pursuant to the Stock Purchase and Merger Agreement (see Note 11), no dividends were accrued after September 9, 1996. Accrued dividends were $2.4 million and $2.3 million at October 31, 1996 and July 31, 1996, respectively, and have been recorded as a charge to accumulated deficit.

                               CGI HOLDINGS, INC.

NOTE 6: INCOME TAXES

    The income tax provision for the four and one-half month period ended December 16, 1996 and for the years ended July 31, 1996 and 1995 are summarized as follows (in thousands of dollars):

                                                                                               JULY 31,
                                                                          DECEMBER 16,   --------------------
                                                                              1996         1996       1995
                                                                          -------------  ---------  ---------
Current provision:
  Federal...............................................................    $  --        $  --      $  --
  State.................................................................       --               25          7
                                                                                -----    ---------  ---------
                                                                               --               25          7
                                                                                -----    ---------  ---------
Deferred provision (benefit):
  Federal...............................................................         (632)        (428)      (176)
  State.................................................................         (116)         (70)       (33)
                                                                                -----    ---------  ---------
                                                                                 (748)        (498)      (209)
                                                                                -----    ---------  ---------
                                                                            $    (748)   $    (473) $    (202)
                                                                                -----    ---------  ---------
                                                                                -----    ---------  ---------

    The significant components of temporary differences which give rise to deferred tax assets (liabilities) as of July 31, 1996 are as follows (in thousands of dollars):

Accruals, reserves and other..............................................  $   1,178
Federal NOLs..............................................................      6,833
State NOLs................................................................        220
                                                                            ---------
    Deferred tax assets...................................................      8,231
                                                                            ---------
Accumulated depreciation..................................................    (13,385)
PP&E book/tax basis difference............................................     (1,793)
Capitalized tank installation costs.......................................     (1,607)
LIFO inventory basis......................................................       (245)
Other.....................................................................     (1,176)
                                                                            ---------
    Deferred tax liabilities..............................................    (18,206)
                                                                            ---------
Net deferred tax liabilities..............................................  $  (9,975)
                                                                            ---------
                                                                            ---------

                               CGI HOLDINGS, INC.

NOTE 6: INCOME TAXES (CONTINUED)

    A reconciliation of the Company's income tax provision computed at the United States federal statutory rate to the effective rate for the recorded provision for income taxes for the four and one-half month period ended December 16, 1996 and for the years ended July 31, 1996 and 1995 is as follows:

                                                                                                JULY 31,
                                                                       DECEMBER 16,    --------------------------
                                                                           1996            1996          1995
                                                                      ---------------  ------------  ------------
Federal statutory rate..............................................         (34)%           (34)%         (34)%
Amortization of cost in excess of assets acquired...................           2               7             6
State franchise taxes, net of federal income tax benefit............          (5)              2             2
Prior year tax adjustments..........................................        --                (5)         --
Extraordinary loss..................................................        --              --              (9)
Other, net..........................................................           2              (3)         --
                                                                             ---             ---           ---
                                                                             (35)%           (33)%         (35)%
                                                                             ---             ---           ---
                                                                             ---             ---           ---

    Tax payments during the four and one-half month period ended December 16, 1996 and for the years ended July 31, 1996 and 1995 were minimal due to the Company's tax loss position. Payments were solely for state income taxes in various states.

    As of July 31, 1996, the Company has a federal and state net operating loss carryforward of approximately $20.0 million and $2.3 million, respectively, available to reduce future payments of income tax liabilities. The tax benefits of these NOLs are reflected in the accompanying table of deferred tax assets and liabilities. If not used, carryforwards expire during the period from 2006 to 2011.

    Under the provisions of Internal Revenue Code Section 382, the annual utilization of the Company's net operating loss carryforwards may be limited under certain circumstances. Events which may affect utilization include, but are not limited to, cumulative stock ownership changes of more than 50% over a three-year period. An ownership change occurred effective March 31, 1993, due to cumulative changes in the Company's ownership. The annual and cumulative limits on the utilization of net operating losses incurred prior to March 31, 1993 are approximately $1.6 million and $5.5 million, respectively.

    On December 17, 1996, a more than 50% ownership change occurred (see Note
12). As a result, utilization of net operating losses incurred before that date will be subject to an annual limitation. Management believes the net operating losses will be fully utilizable.

NOTE 7:  LEASES

    Coast Gas, Inc. leases rental tanks and vehicles from a former owner of the Company on a month-to-month operating lease. The lease provides for cancellation within 90 days, and includes a lease purchase option at the greater of the original cost or current list price. Coast Gas, Inc. also leases real estate, LPG storage tanks, and office equipment from certain of its current directors, officers and employees under operating and capital lease agreements.

    Rental payments under such leases totaled $403,000, $204,000 and $135,000 for the four and one-half month period ended December 16, 1996 and for the years ended July 31, 1996 and 1995, respectively.

    Coast Gas, Inc. generally leases vehicles, computer equipment, office equipment and real property under operating lease agreements. The typical equipment lease term is four to six years. Real property

                               CGI HOLDINGS, INC.

NOTE 7:  LEASES (CONTINUED)
leases generally have terms in excess of ten years with renewal options. Rent expense under all operating lease agreements for the four and one-half month period ended December 16, 1996 and for the years ended July 31, 1996 and 1995, totaled $.9 million, $2.5 million and $2.4 million, respectively.

    Capital leases consist primarily of financing agreements for the acquisition of LPG storage tanks with terms ranging from five to seven years. These leases provide fixed price purchase options at the end of the noncancelable lease term.

    As of July 31, 1996, future minimum lease commitments under noncancelable leases, with terms in excess of one year were as follows:

                                                                                      OPERATING    CAPITAL
                                                                                     -----------  ---------
                                                                                         (IN THOUSANDS)
Years Ended July 31,
  1997.............................................................................   $   2,020   $   1,624
  1998.............................................................................       1,495       1,336
  1999.............................................................................         991       1,150
  2000.............................................................................         753         885
  2001.............................................................................         679         113
                                                                                     -----------  ---------
Total minimum lease payments.......................................................   $   5,938       5,108
                                                                                     -----------
                                                                                     -----------
Less amounts representing interest.................................................                     755
                                                                                                  ---------
Present value of future minimum lease payments.....................................                   4,353
Less amounts due within one year...................................................                   1,362
                                                                                                  ---------
                                                                                                  $   2,991
                                                                                                  ---------
                                                                                                  ---------

    Total assets acquired under capital leases totaled $0, $1.2 million and $2.2 million for the four and one-half months ended December 16, 1996 and for the years ended July 31, 1996 and 1995, respectively.

    In addition to these minimum lease rentals, Coast Gas, Inc. has an agreement to lease the assets of a retail LPG distributor at a fixed percentage of the gross profits generated by the business. Contingent lease rents paid under this lease agreement for the four and one-half month period ended December 16, 1996 and for the years ended July 31, 1996 and 1995, totaled $119,000, $344,000 and $406,000, respectively. The original lease term of five years, which expired in 1995, was extended for five years and has various renewal and purchase options available to Coast Gas, Inc. through January 31, 2014.

    Coast Gas, Inc. subleases some of its LPG storage tanks and vehicles to other propane distributors under non-cancelable operating lease agreements. The lease terms are generally for one year with automatic renewal provisions. Additionally, these distributors may purchase the LPG storage tanks under lease, at the greater of original cost or current list price. Sublease income totaled $96,000, $270,000 and $390,000 for the four and one-half month period ended December 16, 1996 and for the years ended July 31, 1996 and 1995, respectively.

                               CGI HOLDINGS, INC.

NOTE 8:  STOCKHOLDERS' EQUITY

EMPLOYEE BENEFIT PLANS

    The Company has a 401(k) employee benefit plan. All full-time employees who have completed one year of service and are twenty-one years of age or older are eligible to participate. Under the plan provisions, participants are allowed to make monthly contributions on a tax-deferred basis subject to the limitations of the plan. In addition, the Company will contribute a discretionary matching contribution based upon participant contributions. Employees are 100% vested for all contributions. The plan is managed by a trustee, and is fully funded.

    In 1990 the Company established a discretionary profit-sharing plan for the benefit of all eligible full time employees. Contributions are made annually at the sole discretion of the Board of Directors. Participant benefits vest and are paid annually over a five-year period. Unvested contributions are forfeited upon termination of employment, and are allocated to the remaining plan participants. Contributions are unfunded until the time of payment. At July 31, 1995, the Company had accrued $76,000 for the profit sharing plan. No additional amounts were accrued for the year ended July 31, 1996, or for the four and one-half month period ended December 16, 1996.

    Additionally, the Company provides certain health and life insurance benefits to all eligible full time employees. Expenses are recorded based upon actual paid claims and expected liabilities for incurred but not reported claims at year end.

WARRANTS

    In conjunction with the refinancing in fiscal 1995, the Company repurchased 175,438 shares of common stock from officers of the Company for $1.0 million. Warrants in the Company were issued to senior subordinated note holders which have been assigned an estimated fair value of $2.1 million, to be amortized over the life of the credit agreement using the bonds outstanding method. The warrants include 175,438 Series A Warrants with an exercise price of $2.85 and 287,228 Series B Warrants with an exercise price of $0.01. The warrants are exercisable at the earliest of a sale, acquisition or initial public offering, subject to certain conditions, or September 15, 1997 into shares of the Company's Class D non-voting common stock. The warrants issued to Heller under the previous debt agreement were returned unexercised.

OPTIONS

    The Company has a 1987 stock plan available to grant incentive and non-qualified stock options to officers and other employees. The plan provides for the granting of a maximum of 175,000 options to purchase common shares of the Company. The option price per share may not be less than the fair market value of a share on the date the option is granted and the maximum term of the option may not exceed 10 years. Options granted vest over a period of four years from the date of grant. Granting of options under this plan will expire on the 10th anniversary of the plan. Pursuant to the Merger Agreement (see Note 11), each outstanding option shall be converted into the right to receive cash whether or not such option is exercisable in full. Compensation expense related to the granting of options amounted to $21,000 for the

                               CGI HOLDINGS, INC.

NOTE 8:  STOCKHOLDERS' EQUITY (CONTINUED)
year ended July 31, 1995. Information regarding the Company's stock option plan is summarized as follows:

                                                                                              PER SHARE
                                                                               OPTIONS          RANGE
                                                                              ---------  --------------------
Outstanding at August 1, 1994...............................................    132,031  $    0.01  $    9.11
  Granted...................................................................     42,942        .10       9.13
  Exercised.................................................................     --
  Canceled..................................................................     --
                                                                              ---------
Outstanding at July 31, 1995................................................    174,973  $    0.01  $    9.13
  Granted...................................................................     --
  Exercised.................................................................     --
  Canceled..................................................................     --
                                                                              ---------
Outstanding at July 31, 1996................................................    174,973  $    0.01  $    9.13
  Granted...................................................................     --
  Exercised.................................................................     --
  Canceled..................................................................     --
                                                                              ---------
Outstanding at December 16, 1996............................................    174,973  $    0.01  $    9.13
Available for grant at December 16, 1996....................................         27

    During 1996, the Company adopted a Stock Appreciation Rights (SARs) plan. The Company granted 500,000 SARs, which are to vest over a five-year period, at a per share value of $1.20. Compensation expense related to the grant of SARs of $45,000 and $120,000 was recorded for the four and one-half month period ended December 16, 1996 and for the year ended July 31, 1996, respectively.

NOTE 9:  COMMITMENTS AND CONTINGENCIES

    The Company has contracts with various suppliers to purchase a portion of its supply needs of LPG for future deliveries with terms ranging from one to twelve months. The contracted quantities are not significant with respect to the Company's anticipated total sales requirements and will generally be acquired at prevailing market prices at the time of shipment. Outstanding letters of credit issued in conjunction with product supply contracts are a normal business requirement. There were no outstanding letters of credit issued on behalf of the Company as of July 31, 1996, other than the $11.3 million drawn against the credit guidance line (see Note 4).

    The Company is engaged in certain legal actions related to the normal conduct of business. In the opinion of management, any possible liability arising from such actions will be adequately covered by insurance or will not have a material adverse effect on the Company's financial position or results of operations.

NOTE 10:  BUSINESS ACQUISITIONS

    During the year ended July 31, 1996, Coast Gas, Inc. acquired one retail outlet in a transaction accounted for using the purchase method of accounting. The cost of the acquired company totaled $4.0 million, including $1.0 million of seller notes and other liabilities and $3.0 from the increase in the Company's Working Capital/Acquisition bank line. Goodwill resulting from the acquisition totaled

                               CGI HOLDINGS, INC.

NOTE 10:  BUSINESS ACQUISITIONS (CONTINUED)
$2.8 million. Revenues of the acquired company for the year ended July 31, 1996, subsequent to the dates of acquisition and included in the Company's consolidated sales totaled $1.9 million.

    During the year ended July 31, 1995, Coast Gas, Inc. acquired three retail outlets in transactions accounted for using the purchase method of accounting. The cost of the acquired companies totaled $1.8 million (including $0.7 million of seller notes). Goodwill resulting from these acquisitions totaled $0.3 million. Revenues of the acquired companies for the year ended July 31, 1995, subsequent to the dates of acquisition and included in the Company's consolidated sales totaled $0.7 million.

NOTE 11:  STOCK PURCHASE AND MERGER AGREEMENT

    Effective September 9, 1996, the Company and the preferred shareholders of the Company entered into a Stock Purchase and Merger Agreement (the "Merger Agreement") for the sale of the preferred stock of the Company for $8.7 million. The terms of the Agreement also provided an option to the buyer of the preferred stock to acquire all of the outstanding common stock of the Company, for a period of one year from the date of the sale of the preferred stock. Additionally, the shareholders of the Company have an option to put the common stock of the Company to the buyer of the preferred stock on April 30, 1997, if the buyer has not previously exercised the option to acquire the common stock. Subsequent to December 16, 1996, the common stock of the company was purchased as described in Note 12.

NOTE 12:  SUBSEQUENT EVENT

    On December 17, 1996, substantially all of the assets and liabilities of the Company were contributed to Cornerstone Propane, L.P., a Delaware limited partnership, a subsidiary of Cornerstone Propane Partners, L.P. Following this transaction, on December 17, 1996, Cornerstone Propane Partners, L.P. completed its initial public offering (see Note 1 to the consolidated financial statements of Cornerstone Propane Partners, L.P. for the period ended June 30, 1997, included in this prospectus.)

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To SYN Inc.:

    We have audited the accompanying consolidated balance sheet of SYN Inc. (a Delaware corporation and 52.5% owned subsidiary of Northwestern Public Service Company) and Subsidiaries as of June 30, 1996, and the related consolidated statements of operations, stockholders' equity and cash flows for the period from inception (August 15, 1995) to June 30, 1996, and for the period from July 1, 1996 to December 16, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SYN Inc. and Subsidiaries as of June 30, 1996, and the results of their operations and their cash flows for the period from inception (August 15, 1995) to June 30, 1996 and for the period from July 1, 1996 to December 16, 1996, in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Minneapolis, Minnesota

August 4, 1997

                           SYN INC. AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEET

                                 JUNE 30, 1996

                (DOLLARS IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                     ASSETS

CURRENT ASSETS
  Cash......................................................................................  $      14
  Trade receivables, less allowance for doubtful accounts of $1,505.........................      9,195
  Inventories...............................................................................      7,447
  Prepaid expenses..........................................................................        678
  Deferred income tax benefit...............................................................      3,727
  Due from former stockholders..............................................................     37,966
                                                                                              ---------
    Total current assets....................................................................     59,027
                                                                                              ---------
PROPERTY AND EQUIPMENT
  Land and buildings........................................................................      6,420
  Storage and consumer service facilities...................................................     52,953
  Transportation, office and other equipment................................................     11,910
  Less accumulated depreciation.............................................................     (2,592)
                                                                                              ---------
    Total property and equipment............................................................     68,691
                                                                                              ---------
OTHER ASSETS
  Investments and restricted cash deposits..................................................      3,025
  Deferred income tax benefit...............................................................      4,849
  Intangible assets, primarily the excess of cost over fair value of net assets acquired,
    net of accumulated amortization.........................................................     30,943
  Other.....................................................................................        227
                                                                                              ---------
    Total other assets......................................................................     39,044
                                                                                              ---------
                                                                                              $ 166,762
                                                                                              ---------
                                                                                              ---------
                                 LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
  Current maturities of long-term debt......................................................  $   1,025
  Accounts payable..........................................................................      1,604
  Accrued expenses..........................................................................      2,915
  Acquisition related liabilities...........................................................     29,306
                                                                                              ---------
    Total current liabilities...............................................................     34,850
LONG-TERM DEBT..............................................................................     25,687
NOTE PAYABLE--RELATED PARTY.................................................................     52,812
                                                                                              ---------
    Total liabilities.......................................................................    113,349
                                                                                              ---------
COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
  Cumulative preferred stock, $.01 par value; 70,500 shares authorized; 55,312 shares, issued and outstanding, at stated value of $1.00 per share $55,312 Common stock; $0.01
    par value; authorized 100,000 shares, issued and outstanding............................          1
  Additional paid-in capital................................................................         99
  Accumulated deficit.......................................................................     (1,999)
                                                                                              ---------
  Total stockholders' equity................................................................     53,413
                                                                                              ---------
                                                                                              $ 166,762
                                                                                              ---------
                                                                                              ---------

       The accompanying notes are an integral part of this balance sheet.

                           SYN INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS
                                 (IN THOUSANDS)

                                                                     FOR THE PERIOD     FOR THE
                                                                     FROM INCEPTION   PERIOD JULY
                                                                       AUGUST 15,     1, 1996 TO
                                                                      1995 TO JUNE   DECEMBER 16,
                                                                        30, 1996         1996
                                                                     --------------  -------------  FOR THE THREE
                                                                                                    MONTHS ENDED
                                                                                                    SEPTEMBER 30,
                                                                                                        1996
                                                                                                    -------------
                                                                                                     (UNAUDITED)
REVENUES...........................................................    $   96,092      $  44,066      $  17,883
COST OF PRODUCT SOLD...............................................        46,187         23,322          8,940
                                                                          -------    -------------  -------------
GROSS PROFIT.......................................................        49,875         20,744          8,943
                                                                          -------    -------------  -------------
OPERATING EXPENSES
  Salaries and commissions.........................................        14,520          7,252          3,865
  General and administrative.......................................        14,225          6,151          3,083
  Depreciation and amortization....................................         3,329          1,904          1,000
  Related-party corporate administration and management fees.......         3,281          1,668            965
                                                                          -------    -------------  -------------
    Total operating expenses.......................................        35,355         16,975          8,913
                                                                          -------    -------------  -------------
OPERATING INCOME...................................................        14,520          3,769             30
INTEREST EXPENSE, including $2,214 and $4,388, respectively to
  related party....................................................         5,584          3,311          1,665
                                                                          -------    -------------  -------------
INCOME BEFORE INCOME TAXES.........................................         8,936            458         (1,635)
PROVISION FOR INCOME TAXES.........................................         3,675            298           (550)
                                                                          -------    -------------  -------------
NET INCOME.........................................................         5,261            160         (1,085)
DIVIDENDS ON CUMULATIVE PREFERRED STOCK............................        (7,260)        (3,878)        (2,073)
                                                                          -------    -------------  -------------
NET LOSS APPLICABLE TO COMMON STOCKHOLDERS.........................    $   (1,999)     $  (3,718)     $  (3,158)
                                                                          -------    -------------  -------------
                                                                          -------    -------------  -------------

   The accompanying notes are an integral part of these financial statements.

                           SYN INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                  (DOLLARS IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                                     COMMON STOCK
                                                          -----------------------------------
                                      PREFERRED STOCK                               ADDTL.                      TOTAL
                                    --------------------                            PAID-IN    ACCUMULATED   STOCKHOLDER'S
                                     SHARES     AMOUNT     SHARES      AMOUNT       CAPITAL      DEFICIT        EQUITY
                                    ---------  ---------  ---------  -----------  -----------  ------------  ------------
BALANCE AT INCEPTION, AUGUST 15,
  1995............................  $  --      $  --      $  --       $  --        $  --        $   --        $   --
Common stock issued...............     --         --        100,000           1           99        --               100
Preferred stock issued............     55,312     55,312     --          --           --            --            55,312
Dividends on preferred stock,
  $131.25 per share...............     --         --         --          --           --            (7,260)       (7,260)
Net income........................     --         --         --          --           --             5,261         5,261
                                    ---------  ---------  ---------       -----        -----   ------------  ------------
BALANCE, JUNE 30, 1996............     55,312     55,312    100,000           1           99        (1,999)       53,413
Dividends on preferred stock,
  $70.11 per share................     --         --         --          --           --            (3,878)       (3,878)
Net income........................     --         --         --          --           --               160           160
                                    ---------  ---------  ---------       -----        -----   ------------  ------------
BALANCE, DECEMBER 16, 1996........     55,312  $  55,312    100,000   $       1    $      99    $   (5,717)   $   49,695
                                    ---------  ---------  ---------       -----        -----   ------------  ------------
                                    ---------  ---------  ---------       -----        -----   ------------  ------------

   The accompanying notes are an integral part of these financial statements.

                           SYN INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                   FOR THE
                                                                    FOR THE      PERIOD FROM
                                                                  PERIOD JULY     INCEPTION
                                                                  1, 1996 TO     AUGUST 15,
                                                                 DECEMBER 16,   1995 TO JUNE   THREE MONTHS ENDED
                                                                     1996         30, 1996     SEPTEMBER 30, 1996
                                                                 -------------  -------------  ------------------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income...................................................   $       160    $     5,261       $   (1,085)
  Adjustments to reconcile net income to net cash from
    operating activities:
    Depreciation and amortization..............................         1,904          3,329            1,000
    Gain on sale of assets.....................................           233        --                --
    Deferred income tax benefit................................           298          3,624             (550)
    Changes in assets and liabilities, net of effect of
      acquisitions
      Trade receivables........................................        (1,991)        (1,247)           1,270
      Inventories..............................................        (1,873)           704           (1,253)
      Prepaid expenses.........................................          (569)           189             (311)
      Accounts payable.........................................         2,549         (5,571)           4,665
      Accrued expenses.........................................         3,602         (3,423)             206
                                                                 -------------  -------------         -------
      Net cash provided by operating activities................         4,313          2,866            3,942
                                                                 -------------  -------------         -------
CASH FLOWS FROM INVESTING ACTIVITIES
  Acquisition of assets of Synergy Group Incorporated                 --            (150,922)          --
  Proceeds from the sale of certain Synergy Group Inc assets to
    Empire Energy Corporation                                         --              35,980           --
  Expenditures for property and equipment......................        (4,240)        (9,182)          (1,571)
  Proceeds from sale of assets.................................           129            474              973
  Proceeds from disposal of companies..........................           829        --                --
  Acquisitions, net of cash received...........................          (469)       --                --
  Decrease in investments and restricted cash deposits.........       --                  70           --
                                                                 -------------  -------------         -------
    Net cash used in investing activities......................        (3,751)      (123,580)            (598)
                                                                 -------------  -------------         -------
CASH FLOWS FROM FINANCING ACTIVITIES
  Borrowings on credit facility................................        20,367        --                    90
  Payments on credit facility..................................       (16,532)       --                --
  Borrowing under long-term debt agreements....................       --              23,910           --
  Proceeds from issuance of common stock.......................       --                 100           --
  Proceeds from issuance of preferred stock....................       --              52,812           --
  Proceeds from issuance of note payable--related party........       --              52,812           --
  Borrowings from related party................................       --              36,458               90
  Repayments to related party..................................       --             (36,458)          --
  Payment on long-term debt agreements.........................          (242)        (1,834)             (21)
  Preferred stock dividends paid...............................        (3,878)        (7,072)          (2,073)
                                                                 -------------  -------------         -------
    Net cash provided by (used in) financing activities........          (285)       120,728           (1,914)
                                                                 -------------  -------------         -------
INCREASE IN CASH...............................................           277             14            1,430
CASH, BEGINNING OF PERIOD......................................            14        --                    14
                                                                 -------------  -------------         -------
CASH, END OF PERIOD............................................   $       291    $        14       $    1,444
                                                                 -------------  -------------         -------
                                                                 -------------  -------------         -------

   The accompanying notes are an integral part of these financial statements

                           SYN INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF BUSINESS

    SYN Inc. (Synergy) is engaged in the retail sale of liquid propane gas primarily in the Southern, Midwest and Eastern regions of the United States. Most of Synergy's customers use propane for residential home heating and make periodic purchases with cash or on credit. Synergy was formed to acquire Synergy Group Incorporated (SGI).

SYNERGY ACQUISITION

    On August 15, 1995, Synergy acquired the common stock of SGI, a retail distributor of propane with 152 locations, for approximately $151 million. In conjunction with the acquisition, Synergy sold 38 of the retail locations to Empire Energy Corporation (Empire Energy) for approximately $36 million cash and the assets of nine retail locations valued at $2 million. There was no gain or loss recognized on this sale.

    The total net purchase price paid by Synergy for the acquisition of SGI consisted of $105.6 million in cash (which was provided by proceeds from the issuance of $52.8 million of preferred stock and the issuance of $52.8 million of debt), $1.25 million in long-term debt and the assumption of certain liabilities. The acquisition was accounted for under the purchase method of accounting with all tangible assets and liabilities acquired recorded at fair value at date of acquisition and the cost in excess of such fair value of $32.5 million recorded as an intangible asset.

    The purchase price is subject to adjustment based on the amount of working capital acquired by Synergy. Synergy has made a claim against the former owners of SGI (the Former Stockholders) for a working capital adjustment and has recorded a receivable of $26.7 million, which reflects the reduction in purchase price of the assets based on the amount of working capital acquired. The purchase price is also subject to adjustment based on the value of customer tanks which cannot be located within a specified period of time. Synergy has made a claim against the Former Stockholders for the value of unlocated tanks and has recorded a receivable for $11.3 million related to this claim. Subsequent to June 30, 1996 a settlement has been reached with the former owners of SGI (the Former Stockholders) for a reduction in the purchase price of $5 million as an adjustment of working capital.

    These amounts receivable in connection with the acquisition of SGI are management's best estimate of the amounts which will ultimately be due from the Former Stockholders. However, the parties continue to negotiate final settlement and the Former Stockholders have objected to a number of the claims made by Synergy. An adjustment of the consideration paid for SGI could also result in an adjustment in the amount of consideration received from Empire Energy.

PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of Synergy and its subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation.

USE OF ESTIMATES

    The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Significant estimates related to self-

                           SYN INC. AND SUBSIDIARIES

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) insurance, litigation, collectibility of receivables and income tax assessments are discussed in Notes 6 and 7. Actual results could differ from those estimates.

REVENUE RECOGNITION POLICY

    Revenue from propane sales and the related cost of product sold are recognized upon delivery of the product.

INVENTORIES

    Inventories are valued at the lower of cost or market. Cost is determined by the first-in, first-out method for retail operations inventory and by the specific identification method for wholesale operations inventory. The inventories at June 30, 1996, were as follows (in thousands):

Gas and other petroleum products............................................  $   4,058
Gas distribution parts, appliances and equipment............................      4,034
Obsolescence reserve........................................................       (645)
                                                                              ---------
                                                                              $   7,447
                                                                              ---------
                                                                              ---------

PROPERTY AND EQUIPMENT

    For financial reporting purposes, property and equipment are stated at acquisition cost. Repairs and maintenance costs which do not significantly extend the useful lives of the respective assets are charged to operations as incurred. Depreciation is computed using the straight-line method over the following estimated useful lives of the assets:

Buildings...............................................................    40 years
                                                                               35-40
Storage and consumer service facilities.................................       years
Transportation, office and other equipment..............................  5-10 years

INTANGIBLE ASSETS

    The excess of cost over the fair value of the net acquired assets of SGI has been recorded as an intangible asset and is being amortized on a straight-line basis over 40 years. Costs related to arranging the debt financing for the acquisition of SGI have been capitalized and are being amortized on a straight-line basis over the two-year term of the debt. Intangible assets are reflected net of accumulated amortization of $737,000 in the June 30, 1996 consolidated balance sheet.

    It is Synergy's policy to review long-lived assets including intangible assets whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If such a review should indicate that the carrying amount of intangible assets is not recoverable, it is Synergy's policy to reduce the carrying amount of such assets to fair value.

                           SYN INC. AND SUBSIDIARIES

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
INCOME TAXES

    Deferred tax liabilities and assets are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred asset will not be realized.

NOTE 2: RELATED-PARTY TRANSACTIONS

    Synergy entered into a Management Service Agreement with Empire Gas Corporation (subsequently All Star Gas referred to hereafter as Empire Gas), a 30% common stockholder of Synergy, under which Empire Gas provides all management services to Synergy for payment of an annual overhead reimbursement of $3.25 million, and a management fee of $500,000 plus a performance-based payment for certain operating results. Amounts paid at June 30, 1996, and December 16, 1996, were $3.28 million and $1.73 million, respectively.

    During the period ended December 16, 1996, and the period ended June 30, 1996, Synergy purchased $20.5 and $42 million, respectively, of liquid propane gas from Empire Gas and accounts payable at June 30, 1996 includes $116,000 due to Empire Gas resulting from the purchase of inventory.

    The related party note payable represents borrowings by Synergy from Northwestern Public Service Company (the parent corporation of the controlling stockholder of Synergy NPS). This note is subordinate to Synergy's other long-term debt under its working capital facility (see Note 3), matures August 15, 2005, bears interest at 9.12% and is subject to a prepayment premium. On December 1, 1996, NPS purchased Empire Gas common stock of Synergy and Synergy terminated the Management Service Agreement with Empire Gas.

    During the period ended June 30, 1996, Synergy transferred real and personal property of three retail locations valued at $1,615,000 to Empire Gas in exchange for four Empire Gas retail locations valued at approximately $1,713,000, the value difference of $98,000 paid to Empire Gas in cash.

    Synergy paid $6,343,000 during the period ended June 30, 1996, to the controlling stockholder of Synergy and $1,103,000 to Empire Gas for reimbursement of costs incurred relating to the acquisition of SGI.

    During the period ended June 30, 1996, Synergy leased, under operating leases, transportation equipment to Propane Resources Transportation, Inc. in which Synergy owns a 15% common stock interest. Synergy received $274,000 in lease income during the period ended June 30, 1996, from these leases.

                           SYN INC. AND SUBSIDIARIES

NOTE 3: LONG-TERM DEBT

    Long-term debt at June 30, 1996, consists of the following (in thousands):

Working capital facility...................................................  $  23,910
Note payable to Former Stockholders, 9 1/2% payable in three equal annual
 installments through August 15, 1998......................................      1,250
Other, interest at 7.5% to 11.6%, due through 2001, collateralized by
 certain equipment and materials...........................................      1,552
                                                                             ---------
                                                                                26,712
Less--current maturities...................................................      1,025
                                                                             ---------
                                                                             $  25,687
                                                                             ---------
                                                                             ---------

    On December 28, 1995, Synergy entered into a working capital facility agreement with the First National Bank of Boston providing for borrowings of up to $25 million, interest at either the Eurodollar rate plus 2% or the prime rate plus 3/4% (an average of 7.5% at June 30, 1996 and 8.6% at December 16, 1996), and maturing December 31, 1997. Synergy is required to comply with certain financial covenants including compliance with restrictions upon other indebtedness and dividend distributions. Borrowings under the agreement are collateralized by all receivables, inventory, and property and equipment of Synergy.

    Aggregate annual maturities of the long-term debt outstanding at June 30, 1996, are as follows (in thousands):

1997...............................................  $   1,025
1998...............................................     24,603
1999...............................................        680
2000...............................................        204
2001...............................................        200
                                                     ---------
                                                     $  26,712
                                                     ---------
                                                     ---------

NOTE 4: OPERATING LEASES

    Synergy leases retail location sales offices under noncancelable operating leases expiring at various times through 2006. These leases generally contain renewal options and require Synergy to pay all executory costs (property taxes, maintenance and insurance).

    Future minimum lease payments (in thousands) at June 30, 1996, were:

1997................................................  $     598
1998................................................        310
1999................................................        206
2000................................................         41
2001................................................         19
Thereafter..........................................         53
                                                      ---------
                                                      $   1,227
                                                      ---------
                                                      ---------

                           SYN INC. AND SUBSIDIARIES

NOTE 4: OPERATING LEASES (CONTINUED)
    Lease expense during the five and one-half months ended December 16, 1996, and the period ended June 30, 1996, was approximately $320,000 and $600,000, respectively.

NOTE 5: INCOME TAXES

    The provision for income taxes includes the following components (in thousands):

                                                                                                  FOR THE
                                                                                                  PERIOD
                                                                                   FOR THE         FROM
                                                                                   PERIOD        INCEPTION
                                                                                   JULY 1,      (AUGUST 15,
                                                                                   1996 TO       1995) TO
                                                                                DECEMBER 16,     JUNE 30,
                                                                                    1996           1996
                                                                               ---------------  -----------
Taxes currently payable......................................................     $      --      $      51
Deferred income taxes........................................................           298          3,624
                                                                                      -----     -----------
                                                                                  $     298      $   3,675
                                                                                      -----     -----------
                                                                                      -----     -----------

    A reconciliation of income tax expense at the statutory rate to the actual income tax expense is as follows (in thousands):

                                                                                                  FOR THE
                                                                                                  PERIOD
                                                                                   FOR THE         FROM
                                                                                   PERIOD        INCEPTION
                                                                                   JULY 1,      (AUGUST 15,
                                                                                   1996 TO       1995) TO
                                                                                DECEMBER 16,     JUNE 30,
                                                                                    1996           1996
                                                                               ---------------  -----------
Taxes computed at staturory rate (34%).......................................     $     156      $   3,038
Amortization of excess of cost over fair value of net assets acquired........           126            157
State income taxes, net of federal tax benefit...............................            18            378
Other........................................................................            (2)           102
                                                                                      -----     -----------
Actual tax provision.........................................................     $     298      $   3,675
                                                                                      -----     -----------
                                                                                      -----     -----------

                           SYN INC. AND SUBSIDIARIES

NOTE 5: INCOME TAXES (CONTINUED)
    The tax effects of temporary differences which relate to deferred taxes reflected on the balance sheet at June 30, 1996, were as follows (in thousands):

Current deferred tax assets:
  Allowance for doubtful accounts..........................................  $   2,302
  Self-insurance liabilities...............................................      1,005
Inventory costs and reserves capitalized for tax purposes..................        420
                                                                             ---------
    Net current deferred income tax asset..................................  $   3,727
                                                                             ---------
                                                                             ---------
Long-term deferred tax assets:
  Net operating loss carryforward..........................................  $   7,596
  Alternative minimum tax carryover........................................        910
  Deferred tax liability related to accelerated depreciation...............     (3,657)
                                                                             ---------
    Net long-term deferred income tax asset................................  $   4,849
                                                                             ---------
                                                                             ---------

    At June 30, 1996, Synergy had approximately $20 million of net operating loss carryforwards for tax reporting purposes expiring in varying amounts from 2007 through 2010. These net operating loss carryforwards have been reflected in the financial statements as deferred income tax assets at June 30, 1996 and are subject to certain limitations on utilization under provisions of the Internal Revenue Code.

NOTE 6: COMMITMENTS AND CONTINGENCIES

SELF-INSURANCE

    Synergy obtains insurance coverage for catastrophic exposures related to comprehensive general liability, vehicle liability and workers' compensation, as well as those risks required to be insured by law or contract. Synergy self-insures the first $250,000 of coverage per incident and obtains excess coverage from carriers for these programs.

    Provisions for self-insured losses are recorded based upon Synergy's estimates of the aggregate self-insured liability for claims incurred. Synergy has provided letters of credit aggregating approximately $2.875 million in connection with these programs.

    Synergy self-insures for health benefits provided to its employees. Provisions for losses expected under this program are recorded based upon Synergy's estimate of the aggregate liability for claims incurred.

CONTINGENCIES

    Synergy and the acquired operations of SGI are presently involved in various federal and state tax audits and are also defendants in other business-related lawsuits which are not expected to have a material adverse effect on Synergy's financial position or results of operations.

    In conjunction with the acquisition of SGI, the Former Stockholders of SGI are contractually liable for all insurance claims and tax liabilities that relate to periods prior to the acquisition date. Funds have been placed in escrow accounts to provide for payment of these liabilities. In the event that the escrow amount is insufficient to settle these liabilities, Synergy could be obligated to fund any additional amounts

                           SYN INC. AND SUBSIDIARIES

NOTE 6: COMMITMENTS AND CONTINGENCIES (CONTINUED) due and would have to seek reimbursement from the Former Stockholders for such amounts. Synergy has recorded its best estimates of the ultimate liabilities expected to arise from these matters and has made claims against the Former Stockholders for reimbursement (see Note 1).

NOTE 7: EMPLOYEE BENEFIT PLAN

    Synergy succeeded to the SGI-sponsored defined contribution retirement plan covering substantially all salaried employees. Employees who elect to participate may contribute a percentage of their salaries to the plan and Synergy at its discretion may match a portion of the employee contribution. Synergy may also make profit-sharing contributions to the plan at the discretion of its Board of Directors. Synergy made no profit-sharing contributions to the plan during the period July 1, 1996 to December 16, 1996, and the period from inception (August 15, 1995) to June 30, 1996.

    The plan is currently under audit by the U.S. Department of Labor (DOL), which has alleged that the plan violated certain sections of the Employee Retirement Income Security Act of 1974. However, the DOL has advised that it is not contemplating current action regarding these violations. The DOL audit is continuing and the outcome cannot be determined at this time. In the event the Former Stockholders are unable to satisfy any liabilities resulting from the above examination, Synergy could be obligated to fund these liabilities and seek reimbursement from the Former Stockholders. Synergy has recorded its best estimates of the ultimate liabilities expected to arise from these matters and has made claims against the Former Stockholders for reimbursement (see Note 1).

NOTE 8: ADDITIONAL CASH FLOW INFORMATION (IN THOUSANDS)

                                                                                 FOR THE
                                                                                 PERIOD
                                                                                  FROM         FOR THE
                                                                                INCEPTION      PERIOD
                                                                               (AUGUST 15,     JULY 1,
                                                                                1995) TO       1996 TO
                                                                                JUNE 30,    DECEMBER 16,
                                                                                  1996          1996
                                                                               -----------  -------------
Assets acquired through issuance of:
  Long-term debt.............................................................   $   2,250     $   1,468
  Preferred stock............................................................       2,500            --
Additional cash payment information:
  Interest paid..............................................................       5,535         3,339
  Income taxes paid..........................................................       2,284           190

NOTE 9: SUBSEQUENT EVENT

    On December 17, 1996, substantially all of the assets and liabilities of Synergy were contributed to Cornerstone Propane, L.P., a Delaware limited partnership, a subsidiary of Cornerstone Propane Partners, L.P. Following this transaction, on December 17, 1996, Cornerstone Propane Partners, L.P. completed its initial public offering (see Note 1 to the consolidated financial statements of Cornerstone Propane Partners, L.P. for the period ended June 30, 1997, included in this prospectus.)

                        INDEPENDENT ACCOUNTANTS' REPORT

Board of Directors and Stockholders
Northwestern Growth Corporation
Huron, South Dakota

    We have audited the accompanying consolidated statements of operations, changes in stockholders' equity (deficit) and cash flows of Synergy Group Incorporated for the year ended March 31, 1995, and the period ended August 14, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of Synergy Group Incorporated for the year ended March 31, 1995, and the period ended August 14, 1995, in conformity with generally accepted accounting principles.

    As discussed in Note 13, in 1995 the Company restated prior years' financial statements for changes in previously reported accrued liabilities.

                                          BAIRD, KURTZ & DOBSON

Springfield, Missouri
October 9, 1996

                           SYNERGY GROUP INCORPORATED
                     CONSOLIDATED STATEMENTS OF OPERATIONS
           FOR THE FOUR AND ONE-HALF MONTHS ENDED AUGUST 14, 1995 AND
                         THE YEAR ENDED MARCH 31, 1995
                                 (IN THOUSANDS)

                                                                                              FOR THE
                                                                                             FOUR AND
                                                                                             ONE-HALF
                                                                                              MONTHS      FOR THE
                                                                                               ENDED     YEAR ENDED
                                                                                             AUGUST 14    MARCH 31
                                                                                               1995         1995
                                                                                            -----------  ----------
OPERATING REVENUE.........................................................................   $  32,179   $  123,562
COST OF PRODUCT SOLD......................................................................      15,387       59,909
                                                                                            -----------  ----------
GROSS PROFIT..............................................................................      16,792       63,653
                                                                                            -----------  ----------
OPERATING COSTS AND EXPENSES
  Provisions for doubtful accounts........................................................         926        3,786
  General and administrative..............................................................      20,681       57,058
  Depreciation and amortization...........................................................       1,845        5,100
                                                                                            -----------  ----------
    Total Operating Expenses..............................................................      23,452       65,944
                                                                                            -----------  ----------
    Operating loss........................................................................      (6,600)      (2,291)
                                                                                            -----------  ----------
OTHER INCOME (EXPENSE)
  Interest expense........................................................................      (2,436)      (8,385)
  Related-party interest expense..........................................................        (787)      (2,701)
  Debt restructuring costs................................................................      --             (350)
  Other income............................................................................         101          226
                                                                                            -----------  ----------
                                                                                                (3,122)     (11,210)
                                                                                            -----------  ----------
LOSS BEFORE INCOME TAXES..................................................................      (9,782)     (13,501)
PROVISION (CREDIT) FOR INCOME TAXES.......................................................          31          (84)
                                                                                            -----------  ----------
NET LOSS..................................................................................   $  (9,813)  $  (13,417)
                                                                                            -----------  ----------
                                                                                            -----------  ----------

                 See Notes to Consolidated Financial Statements

                           SYNERGY GROUP INCORPORATED
           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)
           FOR THE FOUR AND ONE-HALF MONTHS ENDED AUGUST 14, 1995 AND
                         THE YEAR ENDED MARCH 31, 1995
                             (DOLLARS IN THOUSANDS)

                                                                                                              STOCK
                                     SERIES A   SERIES B     CLASS A      CLASS B      ADDTL     RETAINED    HOLDER'
                                       PRFRD      PRFRD      COMMON       COMMON      PAID-IN    EARNINGS     EQUITY
                                       STOCK      STOCK       STOCK        STOCK      CAPITAL   (DEFICIT)   (DEFICIT)
                                     ---------  ---------  -----------  -----------  ---------  ----------  ----------
BALANCE MARCH 31, 1994,............  $  --      $  --       $       1    $      40   $  --      $  (55,465) $  (55,424)
Long-term debt converted to
  preferred stock..................     25,000     16,700      --           --          --          --          41,700
Stockholder wages, related-party
  rent and accrued interest
  converted to additional paid-in
  capital net of unamortized debt
  costs............................     --         --          --           --          11,378      --          11,378
NET LOSS...........................     --         --          --           --          --         (13,417)    (13,417)
                                     ---------  ---------       -----        -----   ---------  ----------  ----------
BALANCE, MARCH 31,
  1995.............................     25,000     16,700           1           40      11,378     (68,882)    (15,763)
NET LOSS...........................     --         --          --           --          --          (9,813)     (9,813)
                                     ---------  ---------       -----        -----   ---------  ----------  ----------
BALANCE, AUGUST 14, 1995...........  $  25,000  $  16,700   $       1    $      40   $  11,378  $  (78,695) $  (25,576)
                                     ---------  ---------       -----        -----   ---------  ----------  ----------
                                     ---------  ---------       -----        -----   ---------  ----------  ----------

                 See Notes to Consolidated Financial Statements

                           SYNERGY GROUP INCORPORATED
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
           FOR THE FOUR AND ONE-HALF MONTHS ENDED AUGUST 14, 1995 AND
                         THE YEAR ENDED MARCH 31, 1995
                                 (IN THOUSANDS)

                                                                                              FOR THE
                                                                                             FOUR AND
                                                                                             ONE-HALF
                                                                                              MONTHS      FOR THE
                                                                                               ENDED     YEAR ENDED
                                                                                            AUGUST 14,   MARCH 31,
                                                                                               1995         1995
                                                                                            -----------  ----------
CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss................................................................................   $  (9,813)  $  (13,417)
  Items not requiring (providing) cash:
    Depreciation..........................................................................       1,770        5,014
    Amortization..........................................................................          75           86
    Gain on sale of assets................................................................         (61)        (237)
    Deferred income taxes.................................................................      --             (125)
  Changes in:
    Trade receivables.....................................................................       5,139        2,486
    Inventories...........................................................................       1,251         (814)
    Accounts payable and accured expenses.................................................       3,591        2,481
    Prepaid expenses and other............................................................         764         (902)
                                                                                            -----------  ----------
      Net cash provided by (used in) operating activities.................................       2,716       (5,068)
                                                                                            -----------  ----------
CASH FLOWS FROM INVESTING ACTIVITIES
  Proceeds from sale of assets............................................................         104          404
  Purchase of property and equipment......................................................        (596)      (3,737)
  Change in restricted cash deposits......................................................        (615)       3,181
                                                                                            -----------  ----------
      Net cash used in investing activities...............................................      (1,107)        (152)
                                                                                            -----------  ----------
CASH FLOWS FROM FINANCING ACTIVITIES
  Payments on long-term debt..............................................................        (108)        (260)
  Increase (decrease) in credit facilities................................................      (1,000)       3,100
                                                                                            -----------  ----------
      Net cash provided by (used in) financing activities.................................      (1,108)       2,840
                                                                                            -----------  ----------
INCREASE (DECREASE) IN CASH...............................................................         501       (2,380)
CASH, BEGINNING OF PERIOD.................................................................       1,246        3,626
                                                                                            -----------  ----------
CASH, END OF PERIOD.......................................................................   $   1,747   $    1,246
                                                                                            -----------  ----------
                                                                                            -----------  ----------

                 See Notes to Consolidated Financial Statements

                           SYNERGY GROUP INCORPORATED

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

           FOR THE FOUR AND ONE-HALF MONTHS ENDED AUGUST 14, 1995 AND
                         THE YEAR ENDED MARCH 31, 1995

NOTE 1: NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

NATURE OF OPERATIONS

    Synergy Group Incorporated (the Company) is engaged primarily in the retail sale of liquid propane gas through its branch offices located in the Northeast, Mid-Atlantic, Southeast and South-central regions of the United States. Most of the Company's customers use propane for residential home heating and make periodic purchases with cash or on credit.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of Synergy Group Incorporated and its subsidiaries. All significant intercompany balances have been eliminated in consolidation.

REVENUE RECOGNITION POLICY

    Sales and related cost of product sold are recognized upon delivery of the product or service.

INVENTORIES

    Inventories are valued at the lower of cost or market. Cost is determined by the last-in, first-out (LIFO) method for propane and the first-in, first-out
(FIFO) method for all others.

PROPERTY AND EQUIPMENT

    Depreciation is provided on all property and equipment primarily by the straight-line method over the estimated useful lives of 3 to 30 years.

INCOME TAXES

    Deferred tax liabilities and assets are recognized for the tax effects of differences between the financial statement and tax bases of assets and liabilities. A valuation allowance is established to reduce deferred tax assets if it is more likely than not that a deferred tax asset will not be realized.

AMORTIZATION

    The excess of current fair value over cost of net assets acquired is being amortized on the straight-line basis over 40 years.

                           SYNERGY GROUP INCORPORATED

           FOR THE FOUR AND ONE-HALF MONTHS ENDED AUGUST 14, 1995 AND
                         THE YEAR ENDED MARCH 31, 1995

NOTE 1: NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
CASH EQUIVALENTS

    The Company considers all liquid investments with original maturities of three months or less to be cash equivalents.

NOTE 2: SALE OF THE COMPANY

    On August 15, 1995, the Company was acquired by SYN Inc. which is majority owned by Northwestern Growth Corporation, a wholly owned subsidiary of Northwestern Public Service Company. The acquisition cost was approximately $151 million and included the redemption of the Senior Secured Notes at par value and the repayment of the Company's existing revolving credit facility. As a result of the above sale the financial statements reflect operations for the four and one-half month period ended August 14, 1995.

NOTE 3: DEBT RESTRUCTURING

    On September 2, 1993, the Company and a committee of holders of the Company's 11 5/8% Senior Subordinated Notes due 1997 (the 11 5/8% Notes) announced that they had reached agreement on the major issues to restructure the Company's outstanding debt and on August 23, 1994, the Company completed the restructuring. The agreement contemplated that certain related parties to the Company exchange $41,700,000 in debt for Series A Preferred Stock and Series B Preferred Stock (the Recapitalization). This amount included $16,700,000 in 90-day unsecured promissory notes and $25,000,000 of 11 5/8% Notes (see Note 4). The remaining 11 5/8% Notes plus accrued interest through September 14, 1993, were proposed to be exchanged (the Exchange Offer) for new Increasing Rate Senior Secured Notes due 2000 (the Senior Secured Notes).

    Debt restructuring costs, principally legal fees and banking fees, incurred in connection with the restructuring, amounting to $350,000 for the year ended March 31, 1995, have been expensed.

                           SYNERGY GROUP INCORPORATED

           FOR THE FOUR AND ONE-HALF MONTHS ENDED AUGUST 14, 1995 AND
                         THE YEAR ENDED MARCH 31, 1995

NOTE 4: NOTES PAYABLE

    Long-term debt consists of the following:

                                                                                  AUGUST 14,    MARCH 31,
                                                                                     1995         1995
                                                                                  -----------  -----------
                                                                                       (IN THOUSANDS)
11 5/8% Senior subordinated notes due 1997 (A)..................................   $   1,700    $   1,700
Increasing rate senior secured notes due 2000 (A)...............................      65,054       65,054
Revolving credit facility (B)...................................................      22,100       23,100
Purchase contract obligations (C)...............................................         687          795
                                                                                  -----------  -----------
                                                                                      89,541       90,649
  Less current maturities.......................................................      89,104       90,087
                                                                                  -----------  -----------
                                                                                   $     437    $     562
                                                                                  -----------  -----------
                                                                                  -----------  -----------

------------------------

(A) On April 2, 1987, the Company sold $85,000,000 of 11 5/8% Notes in a public offering. On March 15, 1993, September 15, 1993, and March 15, 1994, the Company failed to make the required $4,941,000 interest payments due on each of such dates on the 11 5/8% Notes. Under the terms of the Indenture to the 11 5/8% Notes, the failure to pay such interest constituted an Event of Default.

    On August 23, 1994, the Company completed the Exchange Offer and Recapitalization (see Note 3). The 11 5/8% Notes not tendered in the Exchange Offer, amounting to $1,700,000, remain outstanding at August 14, 1995.

    The Indenture governing the new Senior Secured Notes contains provisions, among others, that require the Company to maintain certain financial ratios and limit additional debt, asset dispositions and management salaries. As of March 31, 1995, the Company was not in compliance with certain financial covenants. Such noncompliance constitutes an Event of Default.

(B) In August 1989, the Company entered into a revolving credit agreement with a bank under which the maximum credit line available is $20,000,000. On September 14, 1990, the bank was repaid by a related party to the Company and the credit agreement was assigned by the bank to the related party. The credit agreement contains certain restrictive covenants. Borrowings under the credit facility are secured by cash, accounts receivable and inventory. Interest based on the prime rate plus 1 1/2% is payable quarterly. The amount outstanding under the facility was not repaid by the Company on the maturity date of April 1, 1993. The failure to repay the facility constituted an Event of Default. In November 1993 the maximum credit line available under the facility was increased to $25,000,000 with advances in excess of $20,000,000 at the discretion of the related party. The maturity date of the revolving credit agreement was extended to September 30, 1996.

(C) Purchase contract obligations arise from the purchase of operating businesses or other assets and are collateralized by the respective assets acquired. At August 14, 1995, these obligations carried interest rates from 8% to 14.5% and are due periodically through 1999.

                           SYNERGY GROUP INCORPORATED

           FOR THE FOUR AND ONE-HALF MONTHS ENDED AUGUST 14, 1995 AND
                         THE YEAR ENDED MARCH 31, 1995

NOTE 5:  OPERATING LEASES

    The Company leases certain property and equipment under lease agreements expiring through 2011. At August 14, 1995, future minimum lease payments under noncancellable operating leases are as follows:

1996................................................  $     907
1997................................................        971
1998................................................        402
1999................................................        238
2000................................................        191
                                                      ---------
                                                      $   2,709
                                                      ---------
                                                      ---------

    Rent charged to operations including rental expense to related parties (see
Note 6) for the year ended March 31, 1995, and the period ended August 14, 1995, aggregated $2,687,000 and $929,000, respectively.

NOTE 6:  RELATED PARTY TRANSACTIONS

    On March 31, 1995, the stockholders of the Company determined that they would forego the payment of an aggregate of $4,766,000 of accrued and unpaid wages due to the stockholders from the Company as of March 31, 1995. The foregone wages have been recorded as a contribution to additional paid-in capital.

    The Company leases certain property and equipment from related parties under operating lease agreements. Rental expense for the year ended March 31, 1995, and the period ended August 14, 1995, was $1,491,000 and $318,000, respectively. On March 31, 1995, the related parties determined that they would forego the payment of accrued and unpaid vehicle and equipment rentals due from the Company as of March 31, 1995, amounting to $1,328,000. The foregone rent has been recorded as a contribution to additional paid-in capital.

    For the year ended March 31, 1995, and the period ended August 14, 1995, interest expense related to the Company's revolving credit facility from a related party (see Note 4) amounted to $2,701,000 and $787,000, respectively.

NOTE 7:  INCOME TAXES

    The provision for income taxes includes these components (in thousands):

                                                                                   AUGUST 14,     MARCH 31,
                                                                                      1995          1995
                                                                                  -------------  -----------
                                                                                        (IN THOUSANDS)
Taxes currently payable.........................................................    $      31     $      41
Deferred income taxes...........................................................       --              (125)
                                                                                        -----         -----
                                                                                    $      31     $     (84)
                                                                                        -----         -----
                                                                                        -----         -----

                           SYNERGY GROUP INCORPORATED

           FOR THE FOUR AND ONE-HALF MONTHS ENDED AUGUST 14, 1995 AND
                         THE YEAR ENDED MARCH 31, 1995

NOTE 7:  INCOME TAXES (CONTINUED)
    A reconciliation of income tax expense at the statutory rate to the Company's actual income tax expense is shown below:

                                                                                  AUGUST 14,    MARCH 31,
                                                                                     1995         1995
                                                                                  -----------  -----------
                                                                                       (IN THOUSANDS)
Computed at the statutory rate (34%)............................................   $  (3,326)   $  (2,518)
Increase (decrease) resulting from:
  Amortization of excess cost over fair value of net assets acquired............           9           27
  Interest expense transferred to paid-in capital...............................      --            1,916
  State income taxes-net of federal tax benefit.................................          31       --
  Change in deferred tax asset valuation allowance..............................       3,310          576
  Other.........................................................................           7          (85)
                                                                                  -----------  -----------
Actual tax provision............................................................   $      31    $     (84)
                                                                                  -----------  -----------
                                                                                  -----------  -----------

    The Company estimates that as of August 14, 1995, it has available net operating loss carryforwards of approximately $94.6 million to offset future taxable income.

NOTE 8:  EMPLOYEE BENEFIT PLAN

    The Company sponsors a defined contribution retirement plan covering substantially all salaried employees. Employees who elect to participate may contribute a percentage of their salaries to the plan, and the Company at its discretion may match a portion of the employee contribution. The Company may also make profit-sharing contributions to the plan at the discretion of its Board of Directors. Contribution expense amounted to $60,000 for the year ended March 31, 1995, and $37,000 for the period ended August 14, 1995.

    The plan is currently under audit by the U.S. Department of Labor (DOL), which has notified the Company that the prior Plan Trustees engaged in prohibited transactions. The DOL audit is continuing and the outcome cannot be determined at this time. In addition, the Internal Revenue Service has been notified of prohibited transactions. The Company believes that it may be subject to excise taxes, penalties and interest in connection with these prohibited transactions and has recorded its best estimates of the potential liabilities expected to arise from these matters (see Note 13).

NOTE 9:  SELF-INSURANCE AND LITIGATION CONTINGENCIES

    Under the Company's insurance program, coverage for comprehensive general liability, workers' compensation and vehicle liability was obtained for catastrophic exposures as well as those risks required to be insured by law or contract. The Company retains a significant portion of certain expected losses related primarily to comprehensive general liability. Under this insurance program, the Company self-insures the first $250,000 of coverage (per incident). The Company obtained excess coverage from carriers for this program. The Company self-insures health benefits provided to employees of the Company and its subsidiaries.

                           SYNERGY GROUP INCORPORATED

           FOR THE FOUR AND ONE-HALF MONTHS ENDED AUGUST 14, 1995 AND
                         THE YEAR ENDED MARCH 31, 1995

NOTE 9:  SELF-INSURANCE AND LITIGATION CONTINGENCIES (CONTINUED)
    Provisions for losses expected under these programs are recorded based upon the Company's estimates of the aggregate liability for claims incurred. The Company provides letters of credit aggregating $2,875,000 in connection with these programs which are collateralized with restricted cash deposits.

    At August 14, 1995, the self-insured liability accrued in the balance sheet totaled $4,160,000, which includes $500,000 of incurred but not reported claims. The Company and its subsidiaries are presently defendants in various lawsuits related to the self-insurance program and other business-related lawsuits which are not expected to have a material adverse effect on the Company's results of operations.

NOTE 10:  ADDITIONAL CASH FLOW INFORMATION

                                                                                  AUGUST 14,    MARCH 31,
                                                                                     1995         1995
                                                                                  -----------  -----------
                                                                                       (IN THOUSANDS)
ADDITIONAL CASH PAYMENT INFORMATION
  Interest paid.................................................................   $   1,146    $  11,877
  Income taxes paid.............................................................          15           41
NONCASH INVESTING AND FINANCING ACTIVITIES
  Purchase contract obligation incurred.........................................      --              129
  Long-term debt converted to preferred stock...................................      --           41,700
  Accrued interest coverted to additional paid-in capital net of unamortized
    debt costs..................................................................      --            5,284
  Accrued interest converted to long-term debt..................................      --            7,054
  Accrued wages converted to additional paid-in capital.........................      --            4,766
  Accrued rent converted to additional paid-in capital..........................      --            1,328

NOTE 11:  FUTURE ACCOUNTING PRONOUNCEMENTS

IMPACT OF SFAS NO. 121

    In 1995 the Financial Accounting Standards Board adopted Statement of Financial Accounting Standards (SFAS) No. 121, "Accounting for the Impairment of Long-Lived Assets and for the Impairment of Long-Lived Assets to be Disposed of." The Company must adopt this standard effective April 1, 1996. The Company does not expect that the adoption of this standard will have a material impact on its financial position or results of operations.

NOTE 12:  SIGNIFICANT ESTIMATES AND CONCENTRATIONS

    Generally accepted accounting principles require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Those matters include the following:

DEPENDENCE ON PRINCIPAL SUPPLIERS

    Three suppliers, Chevron, Texaco and Powder Horn Petroleum, account for approximately 55% of the Company's volume of propane purchases. Although the Company believes that alternative sources of

                           SYNERGY GROUP INCORPORATED

           FOR THE FOUR AND ONE-HALF MONTHS ENDED AUGUST 14, 1995 AND
                         THE YEAR ENDED MARCH 31, 1995

NOTE 12: SIGNIFICANT ESTIMATES AND CONCENTRATIONS (CONTINUED) propane are readily available, in the event that the Company is unable to obtain alternate sources of supply at competitive prices and on a timely basis, such inability would have a material, adverse effect on the Company.

ESTIMATES

    Significant estimates related to tax liabilities, self-insurance and litigation are discussed in Notes 8 and 9. Actual losses related to these items could vary materially from amounts reflected in the financial statements.

NOTE 13:  RESTATEMENT OF PRIOR YEARS' FINANCIAL STATEMENTS

    Fiscal year 1995 has been restated to reflect excise taxes, penalties and interest related to prohibited transactions involving the employee benefit plan. This correction decreased previously reported March 31, 1995, net income by $794,000.

    Fiscal year 1995 has also been restated to reflect the conversion of foregone wages and rents to additional paid-in capital in the amounts of $4,766,000 and $1,328,000, respectively, resulting in a further reduction in March 31, 1995 net income of $6,094,000.

                                                                      APPENDIX A

    No transfer of the Common Units evidenced hereby will be registered on the books of the Partnership, unless the Certificate evidencing the Common Units to be transferred is surrendered for registration or transfer and an Application for Transfer of Common Units has been executed by a transferee either (a) on the form set forth below or (b) on a separate application that the Partnership will furnish on request without charge. A transferor of the Common Units shall have no duty to the transferee with respect to execution of the transfer application in order for such transferee to obtain registration of the transfer of the Common Units.

                    APPLICATION FOR TRANSFER OF COMMON UNITS

    The undersigned ("Assignee") hereby applies for transfer to the name of the Assignee of the Common Units evidenced hereby.

    The Assignee (a) requests admission as a Substituted Limited Partner and agrees to comply with and be bound by, and hereby executes, the Amended and Restated Agreement of Limited Partnership of Cornerstone Propane Partners, L.P. (the "Partnership"), as amended, supplemented or restated to the date hereof (the "Partnership Agreement"), (b) represents and warrants that the Assignee has all right, power and authority and, if an individual, the capacity necessary to enter into the Partnership Agreement, (c) appoints the Managing General Partner and, if a Liquidator shall be appointed, the Liquidator of the Partnership as the Assignee's attorney-in-fact to execute, swear to, acknowledge and file any document, including, without limitation, the Partnership Agreement and any amendment thereto and the Certificate of Limited Partnership of the Partnership and any amendment thereto, necessary or appropriate for the Assignee's admission as a Substituted Limited Partner and as a party to the Partnership Agreement,
(d) gives the powers of attorney provided for in the Partnership Agreement and
(e) makes the waivers and gives the consents and approvals contained in the Partnership Agreement. Capitalized terms not defined herein have the meanings assigned to such terms in the Partnership Agreement.

Date: ____________________

------------------------------------                    ------------------------------------
Social Security or other                                               Signature of Assignee
identifying number of Assignee

------------------------------------                    ------------------------------------
Purchase Price including commissions, if any                    Name and Address of Assignee

Type of Entity (check one):

/ /  Individual                / /  Partnership               / /  Corporation
/ /  Trust                     / /  Other (specify) ----------------------------

Nationality (check one):

/ /  U.S. Citizen, Resident or Domestic Entity
/ /  Foreign Corporation       / /  Non-resident Alien

    If the U.S. Citizen, Resident or Domestic Entity box is checked, the following certification must be completed.

    Under Section 1445(e) of the Internal Revenue Code of 1986, as amended (the "Code"), the Partnership must withhold tax with respect to certain transfers of property if a holder of an interest in the Partnership is a foreign person. To inform the Partnership that no withholding is required with respect to the undersigned interestholder's interest in it, the undersigned hereby certifies the following (or, if applicable, certifies the following on behalf of the interestholder).

Complete Either A or B:

A. Individual Interestholder

    1.  I am not a non-resident alien for purposes of U.S. income taxation.

    2.  My U.S. taxpayer identification number (Social Security Number) is
                  .

    3.  My home address is                     .

B.  Partnership, Corporation or Other Interestholder

    1.
    ------------------------------------- is not a foreign corporation, foreign partnership,

            (Name of Interestholder)

        foreign trust or foreign estate (as those terms are defined in the Code and Treasury Regulations).

    2.  The interestholder's U.S. employer identification number is
                   .

    3.  The interestholder's office address and place of incorporation (if
       applicable) is             .

    The interestholder agrees to notify the Partnership within sixty (60) days of the date the interestholder becomes a foreign person.

    The interestholder understands that this certificate may be disclosed to the Internal Revenue Service by the Partnership and that any false statement contained herein could be punishable by fine, imprisonment or both.

    Under penalties of perjury, I declare that I have examined this certification and to the best of my knowledge and belief it is true, correct and complete and, if applicable, I further declare that I have authority to sign this document on behalf of

                      ------------------------------------

                             Name of Interestholder

                      ------------------------------------

                               Signature and Date

                      ------------------------------------

                             Title (if applicable)

    Note: If the Assignee is a broker, dealer, bank, trust company, clearing corporation, other nominee holder or an agent of any of the foregoing, and is holding for the account of any other person, this application should be completed by an officer thereof or, in the case of a broker or dealer, by a registered representative who is a member of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or, in the case of any other nominee holder, a person performing a similar function. If the Assignee is a broker, dealer, bank, trust company, clearing corporation, other nominee owner or an agent of any of the foregoing, the above certification as to any person for whom the Assignee will hold the Common Units shall be made to the best of the Assignee's knowledge.

                                                                      APPENDIX B

                           GLOSSARY OF CERTAIN TERMS

    ACQUISITION: Any transaction in which any member of the Partnership Group acquires (through an asset acquisition, merger, stock acquisition or other form of investment) control over all or a portion of the assets, properties or business of another person for the purpose of increasing the operating capacity or revenues of the Partnership Group from the operating capacity or revenues of the Partnership Group existing immediately prior to such transaction.

    ACQUISITION FACILITY: A $75.0 million revolving credit facility entered into by the Operating Partnership to be used for acquisitions and improvements.

    ADJUSTED OPERATING SURPLUS: With respect to any period, Operating Surplus generated during such period (a) less (i) any net increase in working capital borrowings during such period and (ii) any net reduction in cash reserves for Operating Expenditures during such period not relating to an Operating Expenditure made during such period, and (b) plus (i) any net decrease in working capital borrowings during such period and (ii) any net increase in cash reserves for Operating Expenditures during such period required by any debt instrument for the repayment of principal, interest or premium. Adjusted Operating Surplus does not include that portion of Operating Surplus included in clause (a)(i) of the definition of Operating Surplus.

    ANNUAL OPERATING PERFORMANCE INCENTIVE PLAN: The plan providing that annual incentive bonuses be paid to participants in the plan (who will be determined by the Board of Directors of the Managing General Partner and who will include the Executives) based on a percentage of annual salary plus certain acquisition management fees related to the acquisition of Empire Energy and Coast by Northwestern Growth for performance up to budgeted levels of net income and EBITDA.

    AUDIT COMMITTEE: A committee of the board of directors of the Managing General Partner composed of at least two or more directors who are neither officers nor employees of either of the General Partners nor officers, directors or employees of any affiliate of either of the General Partners.

    AVAILABLE CASH:  With respect to any quarter prior to liquidation:

        (a) the sum of (i) all cash and cash equivalents of the Partnership Group on hand at the end of such quarter and (ii) all additional cash and cash equivalents of the Partnership Group on hand on the date of determination of Available Cash with respect to such quarter resulting from borrowings for working capital purposes made subsequent to the end of such quarter, less

        (b) the amount of any cash reserves that is necessary or appropriate in the reasonable discretion of the Managing General Partner to (i) provide for the proper conduct of the business of the Partnership Group (including reserves for future capital expenditures and for anticipated future credit needs of the Partnership Group) subsequent to such quarter, (ii) comply with applicable law or any loan agreement, security agreement, mortgage, debt instrument or other agreement or obligation to which any member of the Partnership Group is a party or by which it is bound or its assets are subject, or (iii) provide funds for distributions to Unitholders and the General Partners in respect of any one or more of the next four quarters; provided, however, that the Managing General Partner may not establish cash reserves pursuant to (iii) above if the effect of such reserves would be that the Partnership is unable to distribute the Minimum Quarterly Distribution on all Common Units with respect to such quarter; and, provided further, that disbursements made by a Group Member or cash reserves established, increased or reduced after the end of such quarter but on or before the date of determination of Available Cash with respect to such quarter shall be deemed to have been made, established, increased or reduced for purposes of determining Available Cash within such quarter if the Managing General Partner so determines. Notwithstanding the foregoing, "Available Cash" with respect to the quarter in which the liquidation of the Partnership occurs and any subsequent quarter shall equal zero.

    BANK CREDIT FACILITY: The $75.0 million Acquisition Facility and the $50.0 million Working Capital Facility both entered into by the Operating Partnership.

    CAPITAL ACCOUNT: The capital account maintained for a Partner pursuant to the Partnership Agreement. The Capital Account of a Partner in respect of a general partner interest, a Common Unit, a Subordinated Unit, an Incentive Distribution Right or any other Partnership Interest shall be the amount which such Capital Account would be if such general partner interest, Common Unit, Subordinated Unit, Incentive Distribution Right, or other Partnership Interest were the only interest in the Partnership held by a Partner from and after the date on which such general partner interest, Common Unit, Subordinated Unit, Incentive Distribution Right or other Partnership Interest was first issued.

    CAPITAL IMPROVEMENTS: Any addition or improvement to the capital assets owned by any member of the Partnership Group or acquisition of existing or the construction of new capital assets (including retail distribution outlets, propane tanks, pipeline systems, storage facilities, appliance showrooms, training facilities and related assets), made to increase the operating capacity of the Partnership Group from the operating capacity of the Partnership Group existing immediately prior to such addition, improvement, acquisition or construction.

    CAPITAL SURPLUS: All Available Cash distributed by the Partnership from any source will be treated as distributed from Operating Surplus until the sum of all Available Cash distributed since the commencement of the Partnership equals the Operating Surplus as of the end of the quarter prior to such distribution. Any excess Available Cash will be deemed to be Capital Surplus.

    CAUSE: Means a court of competent jurisdiction has entered a final, non-appealable judgment finding the Managing General Partner liable for actual fraud, gross negligence or willful or wanton misconduct in its capacity as a general partner of the Partnership.

    CLOSING DATE: The first date on which Common Units were sold by the Partnership to the Underwriters pursuant to the provisions of the Underwriting Agreement.

    COAST:  CGI Holdings, Inc., a Delaware corporation.

    COAST MERGER: The merger of Coast and CGI Acquisition Corp. consummated pursuant to the Stock Purchase and Merger Agreement dated September 4, 1996, between Northwestern Growth, Coast Acquisition Corp., Coast and the holders of preferred stock of Coast.

    CODE:  Internal Revenue Code of 1986, as amended.

    COMBINED OPERATIONS: The propane business and assets of Synergy, Empire Energy and Coast contributed to the Partnership pursuant to the Contribution Agreement.

    COMMISSION:  Securities and Exchange Commission.

    COMMON UNIT ARREARAGE: The amount by which the Minimum Quarterly Distribution in respect of a quarter during the Subordination Period exceeds the distribution of Available Cash from Operating Surplus actually made for such quarter on a Common Unit, cumulative for such quarter and all prior quarters during the Subordination Period.

    COMMON UNITS: A Unit representing a fractional part of the Partnership Interests of all limited partners and assignees and having the rights and obligations specified with respect to Common Units in the Partnership Agreement.

    CONTRIBUTION AGREEMENT: The Contribution, Conveyance and Assumption Agreement dated the Closing Date among the Operating Partnership, the General Partners and certain other parties governing the Transactions pursuant to which, among other things, the propane assets andoperations of Synergy, Empire Energy and Coast were transferred and the liabilities assumed.

    CORNERSTONE: Cornerstone Propane Partners, L.P., a Delaware limited partnership.

    COUNSEL: Schiff Hardin & Waite, special counsel to the General Partners and the Partnership.

    CURRENT MARKET PRICE: With respect to any class of Units listed or admitted to trading on any national securities exchange as of any date, the average of the daily Closing Prices (as hereinafter defined) for the 20 consecutive Trading Days (as hereinafter defined) immediately prior to such date. "Closing Price" for any day means the last sale price on such day, regular way, or in case no such sale takes place on such day, the average of the closing bid and asked prices on such day, regular way, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the principal national securities exchange (other than the Nasdaq Stock Market) on which the Units of such class are listed or admitted to trading or, if the Units of such class are not listed or admitted to trading on any national securities exchange (other than the Nasdaq Stock Market), the last quoted price on such day, or, if not so quoted, the average of the high bid and low asked prices on such day in the over-the-counter market, as reported by the Nasdaq Stock Market or such other system then in use, or if on any such day the Units of such class are not quoted by any such organization, the average of the closing bid and asked prices on such day as furnished by a professional market maker making a market in the Units of such class selected by the Managing General Partner, or if on any such day no market maker is making a market in the Units of such class, the fair value of such Units on such day as determined reasonably and in good faith by the Managing General Partner. "Trading Days" means a day on which the principal national securities exchange on which Units of any class are listed or admitted to trading is open for the transaction of business or, if the Units of a class are not listed or admitted to trading on any national securities exchange, a day on which banking institutions in New York City generally are open.

    DELAWARE ACT:  The Delaware Revised Uniform Limited Partnership Act, 6 Del
C. Section 17-101, et seq., as amended, supplemented or restated from time to time, and any successor to such statute.

    DEPARTING PARTNER: A former General Partner, either Managing General Partner or Special General Partner, from and after the effective date of any withdrawal or removal of such former General Partner pursuant to the Partnership Agreement.

    EBITDA: Operating income plus depreciation and amortization. As used in this Prospectus, EBITDA is not intended to be construed as an alternative to net income as an indicator of operating performance or as an alternative to cash flow as a measure of liquidity or ability to service debt obligations.

    EMPLOYMENT AGREEMENTS: Employment agreements between the Executives and the Managing General Partner.

    EMPIRE ACQUISITION OF CERTAIN SYNERGY ASSETS: The sale by Synergy to Empire Energy of approximately 25% of the operations acquired in the Synergy Acquisition.

    EMPIRE ENERGY:  Empire Energy Corporation, a Tennessee corporation.

    EMPIRE GAS: Empire Gas Corporation, a Missouri corporation, now known as All Star Gas Corporation.

    EXCHANGE ACT:  Securities Exchange Act of 1934, as amended.

    EXECUTIVES: Messrs. Keith G. Baxter, Charles J. Kittrell, Ronald J. Goedde and Vincent J. DiCosimo.

    GENERAL PARTNERS: The Managing General Partner and the Special General Partner and their successors and permitted assigns as general partners of the Partnership and the Operating Partnership.

    HEATING DEGREE DAY: Heating Degree Days measure the amount by which the average of the high and low temperature on a given day is below 65 degrees Fahrenheit. For example, if the high temperature is 60 degrees and the low temperature is 40 degrees for a National Oceanic and Atmospheric Administration measurement location, the average temperature is 50 degrees and the number of heating degree days for that day is 15.

    INCENTIVE DISTRIBUTION RIGHT: A non-voting limited partner Partnership Interest issued to the General Partners in connection with the transfer of their assets to the Partnership, which Partnership Interest confers upon the holder thereof only the rights and obligations specifically provided in the Partnership Agreement with respect to Incentive Distribution Rights (and no other rights otherwise available to or other obligations of holders of a Partnership Interest).

    INCENTIVE DISTRIBUTIONS: The distributions of Available Cash from Operating Surplus initially made to the General Partners that are in excess of the General Partners' aggregate 2% general partner interest.

    INITIAL COMMON UNITS:  The Common Units sold in the IPO.

    INITIAL UNIT PRICE: $21.00 per Common Unit, the amount per Unit equal to the initial public offering price of the Common Units in the IPO.

    INITIAL UNITS: The Common Units with an aggregate value of $7.0 million which were allocated to selected executives upon the consummation of the Transactions, subject to certain vesting conditions, under the Restricted Unit Plan.

    INTERIM CAPITAL TRANSACTIONS: (a) Borrowings, refinancings and refundings of indebtedness and sales of debt securities (other than for working capital purposes and other than for items purchased on open account in the ordinary course of business) by any member of the Partnership Group, (b) sales of equity interests (including the Common Units sold to the Underwriters pursuant to the exercise of their over-allotment option) by any member of the Partnership Group and (c) sales or other voluntary or involuntary dispositions of any assets of any member of the Partnership Group (other than (i) sales or other dispositions of inventory in the ordinary course of business, (ii) sales or other dispositions of other current assets, including, without limitation, receivables and accounts, in the ordinary course of business and (iii) sales or other dispositions of assets as a part of normal retirements or replacements), in each case prior to the commencement of the dissolution and liquidation of the Partnership.

    IRA:  Individual retirement account.

    IRS:  Internal Revenue Service.

    MANAGEMENT BUY-OUT: The August 1, 1996 sale by the principal founding shareholder of Empire Energy and certain other shareholders of their interests in Empire Energy to certain members of management of Empire Energy.

    MANAGEMENT FEE: A fee for each of the Executives relating to the acquisition of Empire Energy and Coast by Northwestern Growth.

    MANAGING GENERAL PARTNER: Cornerstone Propane GP, Inc., a California corporation, and its successors, as managing general partner of the Partnership.

    MINIMUM QUARTERLY DISTRIBUTION: $.54 per Unit with respect to each quarter or $2.16 per Unit on an annualized basis, subject to adjustment as described in "Cash Distribution Policy--Distributions from

Capital Surplus" and "Cash Distribution Policy--Adjustment of Minimum Quarterly Distribution and Target Distribution Levels."

    NEW ACQUISITION INCENTIVE PLAN: The plan providing bonuses to participants in the plan (who will be determined by the Board of Directors of the Managing General Partner and will include the Executives) for adding new businesses to the Partnership's propane operations, based upon 4% of the gross acquisition price, spread among the participants in the plan based on their relative salaries.

    NON-CITIZEN ASSIGNEE: A Limited Partner or assignee who (i) fails to furnish information about nationality, citizenship, residency or other related status within 30 days after a request by the Managing General Partner for such information, or (ii) the Managing General Partner determines after receipt of such information is not an eligible citizen.

    NORTHWESTERN GROWTH: Northwestern Growth Corporation, a South Dakota corporation and a wholly owned subsidiary of NPS.

    NOTE PLACEMENT: The private placement by the Operating Partnership of the Notes.

    NOTES: The $220.0 million aggregate principal amount of Senior Secured Notes due 2010 privately placed by the Operating Partnership.

    NPS:  Northwestern Public Service Company, a Delaware corporation.

    NYSE:  The New York Stock Exchange, Inc.

    OPERATING EXPENDITURES: All Partnership Group expenditures, including taxes, reimbursements of the General Partners, debt service payments and capital expenditures, subject to the following:

        (a) Payments (including prepayments) of principal and premium on a debt shall not be an Operating Expenditure if the payment is (i) required in connection with the sale or other disposition of assets or (ii) made in connection with the refinancing or refunding of indebtedness with the proceeds from new indebtedness or from the sale of equity interests. For purposes of the foregoing, at the election and in the reasonable discretion of the Managing General Partner, any payment of principal or premium shall be deemed to be refunded or refinanced by any indebtedness incurred or to be incurred by the Partnership Group within 180 days before or after such payment to the extent of the principal amount of such indebtedness.

        (b) Operating Expenditures shall not include (i) capital expenditures made for Acquisitions or for Capital Improvements (as opposed to capital expenditures made to maintain assets), (ii) payment of transaction expenses relating to Interim Capital Transactions or (iii) distributions to partners. Where capital expenditures are made in part for Acquisitions or Capital Improvements and in part for other purposes, the Managing General Partner's good faith allocation between the amounts paid for each shall be conclusive.

    OPERATING PARTNERSHIP: Cornerstone Propane, L.P., a Delaware limited partnership, and any successors thereto.

    OPERATING PARTNERSHIP AGREEMENT: The Amended and Restated Agreement of Limited Partnership of the Operating Partnership dated as of December 17, 1996 (which has been filed as an exhibit to the registration statement of which this Prospectus is a part).

    OPERATING SURPLUS: As to any period prior to liquidation, on a cumulative basis and without duplication:

        (a) the sum of (i) $25 million plus all cash and cash equivalents of the Partnership Group on hand as of the close of business on the Closing Date,
    (ii) all cash receipts of the Partnership Group for the period beginning on the Closing Date and ending with the last day of such period, other than cash receipts from Interim Capital Transactions and
    (iii) all cash receipts of the Partnership Group after the end of such period but on or before the date of determination of Operating Surplus with respect to such period resulting from borrowings for working capital purposes, less

        (b) the sum of (i) Operating Expenditures for the period beginning on the Closing Date and ending with the last day of such period and (ii) the amount of cash reserves that is necessary or advisable in the reasonable discretion of the Managing General Partner to provide funds for future Operating Expenditures, provided however, that disbursements made (including contributions to a member of the Partnership Group or disbursements on behalf of a member of the Partnership Group) or cash reserves established, increased or reduced after the end of such period but on or before the date of determination of Available Cash with respect to such period shall be deemed to have been made, established, increased or reduced for purposes of determining Operating Surplus, within such period if the Managing General Partner so determines. Notwithstanding the foregoing, "Operating Surplus" with respect to the quarter in which the liquidation occurs and any subsequent quarter shall equal zero.

    OPINION OF COUNSEL: A written opinion of counsel, acceptable to the Managing General Partner in its reasonable discretion, to the effect that the taking of a particular action will not result in the loss of the limited liability of the limited partners of the Partnership or cause the Partnership to be treated as an association taxable as a corporation or otherwise taxed as an entity for federal income tax purposes.

    PARTNERSHIP: Cornerstone Propane Partners, L.P., a Delaware limited partnership, and any successors thereto.

    PARTNERSHIP AGREEMENT: The Amended and Restated Agreement of Limited Partnership of the Partnership dated as of December 17, 1996, (which has been filed as an exhibit to the registration statement of which this Prospectus is a part), as it may be amended, restated or supplemented from time to time. Unless the context requires otherwise, references to the Partnership Agreement constitute references to the Partnership Agreement of the Partnership and to the Operating Partnership Agreement, collectively.

    PARTNERSHIP GROUP: The Partnership, the Operating Partnership and any subsidiary of either such entity, treated as a single consolidated entity.

    PARTNERSHIP INTEREST: An interest in the Partnership, which shall include general partner interests, Common Units, Subordinated Units, Incentive Distribution Rights or other equity securities of the Partnership, or a combination thereof or interest therein as the case may be.

    PARTNERSHIP SECURITY: Means any class or series of Units, any option, right, warrant or appreciation rights relating thereto, or any other type of equity interest that the Partnership may lawfully issue, or any unsecured or secured debt obligation of the Partnership that is convertible into any class or series of equity interests of the Partnership.

    PLANS: The New Acquisition Incentive Plan of the Managing General Partner, together with the Annual Operating Performance Incentive Plan.

    REGISTRATION STATEMENT: The Registration Statement, as amended (No. 333-34581), filed by the Partnership with the Commission.

    RESTRICTED UNIT PLAN: The Cornerstone Propane Partners, L.P. 1996 Restricted Unit Plan.

    RULE 144:  Rule 144 of the Securities Act.

    SECURITIES ACT:  The Securities Act of 1933, as amended.

    SGI:  Synergy Group Incorporated, a Delaware corporation.

    SPECIAL GENERAL PARTNER: Synergy and its successors and assigns as special general partner of the Partnership.

    SPLIT-OFF: The tax-free split-off of Empire Energy from Empire Gas in June 1994.

    SUBORDINATED UNIT: A Unit representing a fractional part of the Partnership Interests of all limited partners and assignees and having the rights and obligations specified with respect to Subordinated Units in the Partnership Agreement.

    SUBORDINATION PERIOD: The Subordination Period will generally extend until the first to occur of: (a) the first day of any quarter beginning after December 31, 2001 in respect of which (i) distributions of Available Cash from Operating Surplus on each of the outstanding Common Units and the Subordinated Units with respect to each of the three consecutive, non-overlapping four-quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the outstanding Common Units and Subordinated Units during such periods, (ii) the Adjusted Operating Surplus generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the outstanding Common Units and Subordinated Units, plus the related distribution on the general partner interests in the Partnership and in the Operating Partnership during such periods, and (iii) there are no outstanding Common Unit Arrearages; and (b) the date on which the Managing General Partner is removed as general partner of the Partnership upon the requisite vote by holders of Outstanding Units under circumstances where Cause does not exist and Units held by the General Partners and their Affiliates are not voted in favor of such removal. Prior to the end of the Subordination Period, a portion of the Subordinated Units will convert into Common Units on a one-for-one basis on the first day after the record date established by the Managing General Partner for any quarter ending on or after (a) December 31, 1999 with respect to one-quarter of the Subordinated Units (1,649,405 Subordinated Units) and (b) December 31, 2000 with respect to an additional one-quarter of the Subordinated Units (1,649,405 Subordinated Units), on a cumulative basis, in respect of which (i) distributions of Available Cash from Operating Surplus on the Common Units and the Subordinated Units with respect to each of the three consecutive, non-overlapping four-quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the outstanding Common Units and Subordinated Units during such periods, (ii) the Adjusted Operating Surplus generated during each of the two consecutive, non-overlapping four-quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the outstanding Common Units and Subordinated Units and the related distribution on the general partner interests in the Partnership and in the Operating Partnership during such periods, and (iii) there are no outstanding Common Unit Arrearages; provided, however, that the early conversion of the second quarter of Subordinated Units may not occur until at least one year following the early conversion of the first quarter of Subordinated Units. In addition, if the Managing General Partner is removed as general partner of the Partnership under circumstances where Cause does not exist and Units held by the General Partners and their affiliates are not voted in favor of such removal
(i) the Subordination Period will end and all outstanding Subordinated Units will immediately and automatically convert into Common Units on a one-for-one basis, (ii) any existing Common Unit Arrearages will be extinguished and (iii) the General Partners will have the right to convert their 2% general partner interests (and all the rights to the Incentive Distribution) into Common Units or to receive cash in exchange for such interests.

    SYNERGY: SYN Inc., a Delaware corporation and majority-owned subsidiary of Northwestern Growth.

    SYNERGY ACQUISITION:  The acquisition of SGI by Synergy on August 15, 1995.

    TARGET DISTRIBUTION LEVELS: See "Cash Distribution Policy--Incentive Distributions--Hypothetical Annualized Yield."

    TRANSFER AGENT: Continental Stock Transfer & Trust Company serving as registrar and transfer agent for the Common Units.

    TRANSFER APPLICATION: An application for transfer of Units in the form set forth on the back of a certificate, substantially in the form included in this Prospectus as Appendix A, or in a form substantially to the same effect in a separate instrument.

    UNITHOLDERS: Holders of the Common Units and the Subordinated Units, collectively.

    UNIT MAJORITY: During the Subordination Period, at least a majority of the outstanding Common Units, voting as class, and at least a majority of the outstanding Subordinated Units, voting as a class and, thereafter, at least a majority of the outstanding Units.

    UNITS: The Common Units and the Subordinated Units, collectively, but not including the right to receive Incentive Distributions.

    UNRECOVERED CAPITAL: At any time, the Initial Unit Price, less the sum of all distributions theretofore made in respect of an Initial Common Unit constituting Capital Surplus and any distributions of cash (or the net agreed value of any distributions in kind) in connection with the dissolution and liquidation of the Partnership theretofore made in respect of such Unit, adjusted as the Managing General Partner determines to be appropriate to give effect to any distribution, subdivision or combination of such Units.

    WORKING CAPITAL FACILITY: A $50.0 million revolving credit facility entered into by the Operating Partnership to be used for working capital and other Partnership purposes.

                   [CORNERSTONE PROPANE PARTNERS, L.P. LOGO]